Exhibit 15.1

Table of Contents 3 Shareholder letter 8 Sunrise at a glance 9 Facts and Figures 10 KPIs 11 Operational & Financial Review 12 Introduction – Switzerland’s Leading Challenger 14 Strategy 16 Products and Services 22 Network 24 Regulatory Environment 26 Risk Management 28 Financial Review 52 Sustainability 53 Facts and Figures 55 Message to Stakeholders 57 Sustainability at Sunrise 70 People 79 Planet 86 Progress 93 Governance 98 Annex 123 [Left Intentionally Blank] 127 Corporate Governance 128 Group Structure and Shareholders 130 Capital Structure 143 Board of Directors 146 Executive Committee 150 Compensation, Shareholdings and Loans 151 Shareholders’ Participation Rights 153 Change of Control and Defence Measures 154 Auditor 155 Information Policy 155 Ordinary black-out periods 156 Compensation Report 159 Compensation Governance 162 Board of Directors Compensation 164 Sunrise Compensation Principles and Philosophy 165 Executive Committee Compensation 172 Shareholdings of the Board of Directors and Executive Committee 173 Activities at other companies 175 [Left Intentionally Blank] 177 Financial Statements 178 Consolidated Statements of Income or Loss 180 Consolidated Statements of Financial Position 182 Consolidated Statements of Changes in Equity 183 Consolidated Statements of Cash Flows 185 Notes to the Consolidated Financial Statements 233 [Left Intentionally Blank] 238 Statutory Financial Statements 243 [Left Intentionally Blank] 2 Sunrise Annual Report 2024 I Table of Contents

SHAREHOLDER LETTER 3 Sunrise Annual Report 2024 I Shareholder Letter Shareholder Letter Sunrise at a glance Operational & Financial Review Sustainability Corporate Governance Compensation Report Financial Statements Sunrise is dedicated to promoting culture and live music.

Shareholder letter Dear Shareholders, It is our pleasure to present the inaugural annual report for Sunrise, giving you a substantial overview of our business, our financials, compensation and governance in our organization, as well as our sustainability efforts. Over the past years, we have continuously strengthened our market position, delivered great value to our customers through high-quality networks, and launched innovative telecommunication products and services. At the same time, we have been operating at the core of digitalisation, enabling real progress in our home market Switzerland. In November 2024, we marked a major milestone with the successful separation from Liberty Global and listing of Sunrise as a standalone company on SIX Swiss Exchange, under the ticker symbol «SUNN». The Swiss listing followed the listing of the Sunrise Class A American depositary shares (ADS) on the Nasdaq. This achievement underscores our confidence in the strength and resilience of Sunrise, as well as its future potential. «Positioned as the leading challenger in the attractive Swiss telecom market, Sunrise is well-equipped to deliver its long-term vision of sustainable growth by continuing to provide customers with best-in-class networks and attractive service offerings.» Mike Fries, Chairman of the Board of Directors With an exclusive focus on Switzerland, Sunrise operates within a favourable macroeconomic environment defined by high GDP per capita, low inflation and a low cost of capital. These strong economic fundamentals provide a stable and supportive backdrop for our business operations. With significant market shares in the mobile, broadband and TV segments, we are proud to be Switzerland’s premium and scaled challenger. Financial performance 2024 was an action-packed year and the numerous positive developments are also reflected in our financial results. Sunrise ended the financial year 2024 as expected and delivered fully on its financial guidance. Revenue decreased slightly (-0.6% YoY) and amounted to CHF 3,018 million. Adjusted EBITDaL increased slightly (+0.7% YoY) ending at CHF 1,030 million. We made investments totalling CHF 510 million (-5.2% YoY) in networks, product innovations and digital services. These investments accounted for 16.9% of the annual revenue. And, Adjusted free cash flow (FCF) increased to CHF 363 million (+2.8% YoY) and was thus within the range of CHF 360 – 370 million. Adj. EBITDAaL growth despite an increase in costs related to telecoms services Revenue slightly declined driven by the brand migration from UPC to Sunrise and the related rightpricing weighing on main brand ARPU, especially fixed-line subscriptions. The UPC customer-base migration to Sunrise is largely completed (300,000 migrations in 2024) with 60,000 customers remaining as of year end 2024. This effect has been partly compensated by churn improvements and revenue growth from flanker brands and the business customers & wholesale segment, where growth was driven by the acquisition and renewal of business contracts. Well-known companies have chosen or re-chosen Sunrise as their reliable telecom and solution partner, including Migros with the largest order ever won to equip a total of over 2,000 Migros company locations, connecting more than 2,500 of the retailer’s branches with a fully managed SD-WAN solution; or the renewal of the existing long-term contract with Swiss Post where Sunrise will continue to provide all Swiss Post Group companies and subsidiaries with the fixed-network and mobile solutions required for offering their services. Full-year 2024 Adj. EBITDAaL improved by +0.7% YoY, despite softer revenues. Gross profit impact was largely compensated, due to lower direct cost spend on hardware as well as infrastructure & support underlying gross profit improvement due to higher built-to-suit revenues. Operational costs have been lower versus prior year despite an increase in prices related to telecoms services, especially energy costs, as we continued to optimize our operating costs via our ongoing efficiency programme as well as the phaseout of costs-to-capture and related external spend. 4 Sunrise Annual Report 2024 I Shareholder Letter

Adj. FCF grew by +2.8% YoY ending at CHF 363 million. Adj. FCF generation was supported by lower capital expenditures spend on the back of a growing Adj. EBITDAaL and a positive one-off net working capital impact from receivables securitization. 2024 dividend Adj. FCF enables Sunrise to propose a total dividend payment of approximately CHF 240 million to the Annual General Meeting and we will have fulfilled the 2024 guidance here as well. The dividend payout would be CHF 3.33 per Sunrise Class A share and CHF 0.33 per Class B Share and provide an attractive dividend yield for all shareholders. Dividends will be exclusively paid out of reserves from foreign capital contributions and hence treated as a repayment of qualifying additional paid-in capital for Swiss tax purposes. Accordingly, the dividend for the 2024 financial year will not be subject to Swiss Withholding Tax of 35%. For Swiss resident individuals holding the shares as private assets, the dividend is in principle not subject to Swiss income tax. Sunrise expects this tax treatment to continue for c. the next five years. Sunrise share trading Sunrise was spun-off 100% in November 2024, with the first trading day on SIX Swiss Exchange on 15 November 2024. Share trading volumes progressively transitioned to SIX Swiss Exchange, with around 30% of total shares traded in Switzerland in the initial weeks post spin-off to an average of c. 40% in February 2025 year to date. In the context of the spin-off, Sunrise shares were initially distributed in the form of American depositary shares (ADS). Since the completion of the spin-off, Sunrise ADS holders have been and continue to be entitled to cancel the Sunrise ADS and demand delivery of the underlying Sunrise shares. As of 19 February 2025, c. 75% of the Class A ADS and c. 98% of the Class B ADS have been cancelled, with the remaining outstanding ADS representing c. 23% of Sunrise share capital as of the spin-off. De-listing date of Sunrise Class A ADS from Nasdaq continues to be planned for approximately nine months post spin-off, with the exact timing to be confirmed. Commercial highlights Early in 2024, our main brand Sunrise unveiled a series of innovative offers designed to cater to both new and existing customers. These included the introduction of the Sunrise Young Portfolio, tailored specifically for the youth segment, as well as new online-exclusive bundles for mobile, Internet and TV services. Existing customers were rewarded with exclusive loyalty discounts, reinforcing our commitment to customer retention. Later in the year, Sunrise consolidated its position as the leading broadband provider in Switzerland by leveraging a unique combination of technologies. A material investment was made in our HFC network, where we increased maximum Internet speed from 1 Gbit/s to an impressive 2.5 Gbit/s. Enhancing customer satisfaction, we also introduced adjacent services such as cybersecurity solutions and in-home Wi-Fi upgrades. Our Device as a Service (DaaS) initiative, enabling customers to exchange their smartphone at any time, have it repaired as often as they like, replace the device with an equivalent one or upgrade to the latest device if their phone is stolen, continues to prove highly popular. This approach not only offers environmental benefits but has also led to increased customer loyalty, as people appreciate the increased flexibility towards hardware. Meanwhile, strategic partnerships with prominent ambassadors, including Roger Federer and Marco Odermatt, alongside our strong partnership with Swiss Ski, have further reinforced our brand visibility and market position. Efforts to enhance customer experience and reduce churn through initiatives like premium positioning, loyalty programmes and improved service quality are delivering positive results. The flanker brand yallo achieved remarkable success, posting double-digit growth across core financial KPIs and subscriber metrics and surpassing the milestone of one million RGUs in Q3 2024. Positioned as the smart shopper's choice, yallo offers an attractive price/value proposition, innovative solutions and high-performance products. In 2024, yallo strengthened its value proposition with a dynamic multi-channel campaign, complemented by a 5G upgrade for all existing customers at no additional cost. Sunrise Business expanded its market presence with targeted solutions for SMEs, including managed security services in collaboration with Accenture and cloud services powered by AWS. By focusing on GenAI-supported managed services, SME cloudification and managed-workplace solutions, we are enabling businesses to thrive in a digital-first environment. Moreover, with cutting-edge 5G innovations such as MPN slicing, we now provide enterprise customers with precise speed, latency and capacity assurances. The Business division also celebrated significant wins, adding prestigious customers such as Migros and SBB to its portfolio. New contracts and renewals with leading companies, including Swiss Post, Ringier AG, FC Basel 1893 AG, ANYbotics AG and REHAB Basel, underscore our growing influence and ability to deliver tailored, innovative solutions for enterprise clients. Outstanding network and service performance rewarded Sunrise has once again demonstrated its excellence in customer service and network performance, achieving top accolades in the renowned connect 5 Sunrise Annual Report 2024 I Shareholder Letter tests. In the connect Mobile Hotline Test, Sunrise earned the highest ratings across all categories, with three "Outstanding" and two "Very Good" awards, placing it among the top three hotlines in the D-A- CH region out of 20 tested providers. In broadband services, Sunrise was recognized for delivering the fastest download speeds and most reliable Internet connections in Switzerland, earning the coveted "Outstanding" rating for the third consecutive year. Our mobile network continued its streak of excellence, with Sunrise the only provider to receive the highest rating of «Outstanding» in the connect mobile network test for the ninth time in a row. Sunrise offers the best mobile phone service in Switzerland, delivering the fastest call connections, the best call quality and the fewest interruptions. We continue to provide the largest 5G network in Switzerland, and our reliability in both mobile calls and data connections remains unmatched. With an impressive 973 out of 1,000 points in the connect mobile network test, Sunrise ranks among the top five best-performing mobile networks worldwide, reaffirming its position as a global leader in telecom innovation. Sustainability — engaging the organization on the journey Sustainability remains a core value for Sunrise, as demonstrated in our second annual Sustainability Report, which can be found integrated in this report. Reflecting the importance of the formulated objectives and initiatives, the sustainability performance has been tied to the variable remuneration of all employees, including the management team. Our achievements in 2024 include the SBTi validation of our science-based GHG-emissions reduction targets, the implementation of a supplier- engagement programme and the complete electrification of our company car fleet. Our efforts have garnered external recognition, with a notable improvement in our CDP rating from D to B and a platinum medal awarded by EcoVadis, placing Sunrise in the top 1% of globally rated companies. Additionally, we have achieved ISO 27001, ISO 22301 and ISO 14001 certifications, reflecting our dedication to sustainable, high-quality service for our customers. Looking to the future, we have set ourselves numerous goals, including increasing the share of women in leadership positions to over 25% by 2030 and reducing greenhouse-gas emissions — 51% for scope 1 and 2 and 30% for scope 3 — by 2032. Furthermore, we aim to maintain 99.9% network availability and expand the use of digital tools for customer interactions. «Our strong and committed employees remain a cornerstone of our success, as reflected in exceptional employee engagement and a culture of inclusion.» André Krause, CEO Recent surveys highlighted robust trust in leadership and a strong sense of belonging and appreciation for our FlexWork programme, which stood out as a key differentiator. These strengths place us among the top performers in our sector and reinforce our commitment to fostering an environment where everyone can thrive. Board of Directors In 2024, we strengthened our governance framework by assembling a board that represents a strong mix of Swiss nationals and Europe-based strategic leaders from the telecom and media sectors. The board's composition ensures it is well- positioned to guide and challenge Sunrise as the company navigates future complexities and delivers long-term value for its shareholders. For more insights into our governance practices, please refer to the Corporate Governance chapter of this report. Outlook Our strategic focus is anchored in three growth engines. Firstly, our main consumer brand will focus strongly on customer loyalty, while continuing to launch market innovations in core and adjacent segments. Secondly, our flanker brands capitalize on the growing price-sensitive market, delivering strong margins via their digital-first model. Lastly, our B2B segment will seek to expand market share, especially among SMEs, while unlocking growth through new services. To enable this focus, we are driving key strategic initiatives: • Expanding Customer Relationships — Leveraging our multi-brand strategy to attract new customers and satisfy existing ones through tailored solutions and exclusive offerings. 6 Sunrise Annual Report 2024 I Shareholder Letter

• Delivering Innovative Services — Introducing offerings aligned with evolving consumer preferences, driving value through market innovation and reflecting the customer-first approach in our services. • Exploring Adjacent Growth Opportunities — Expanding into new services to stay ahead in this fast-evolving industry and play a key role in the customer’s digital life. • Driving Sustainable Financial Performance — Ensuring strong financial health through synergies, disciplined investments, and balanced growth across our various brands and growth engines. We are excited about the future and confident in our ability to deliver long-term value for all our stakeholders while continuing to lead in innovation, customer satisfaction and operational excellence. We want to thank our shareholders for their continued support and thank all Sunrise employees. Our people are our greatest asset, and our success would not be possible without them. Best regards, Mike Fries André Krause Chairman of the Board of Directors CEO 7 Sunrise Annual Report 2024 I Shareholder Letter

8 Sunrise Annual Report 2024 I Shareholder Letter More connection with Sunrise Young, the offer for everyone under 27 Facts & Figures 9 Financial KPIs 10 Operational KPIs 10 Shareholder Letter Sunrise at a glance Operational & Financial Review Sustainability Corporate Governance Compensation Report Financial Statements

company

#SUNN First trading day on SIX Swiss Exchange on 15 November 2024

Switzerland's **leading challenger**, with the clear ambition to drive the market with pace, agility and innovation and to advance digitalisation

Committed to **advancing digitalisation** and driving societal progress presence

2,850 employees (FTEs) from around **80 nations**

HQ in **Opfikon** and business locations in **Basel, Berne, Bussigny, Geneva, Lugano**

Around **100 Sunrise shops** and around **16 yallo shops**

business

3 business units, executing a **multi-brand strategy**

High-quality mobile, landline, broadband and TV services to **residential customers**

360-degree communications and integrated ICT solutions for **business customers**

network

Awarded-winning as **Top 5 mobile** network worldwide

Hybrid network infrastructure strategy allows broadband services all across Switzerland

Speed upgrade for HFC network from 1 to 2.5 Gbit/s in 2024

9 **Sunrise Annual Report 2024 I** Sunrise at a glance

Financial KPIs

CHF million	2024 as reported	2023	Change of reported figures (%)
Revenue	3,018.0	3,035.2	-0.6%
Residential Customers Fixed	**1,001.8**	**1,061.8**	**-5.6%**
o/w Subscription	987.8	1,043.1	-5.3%
o/w Non Subscription & Hardware	14.0	18.7	-24.9%
Business Customers & Wholesale Fixed	**483.0**	**437.4**	10.4%
o/w Subscription	293.4	273.4	7.3%
o/w Non Subscription & Hardware	189.6	164.0	15.6%
Residential Customers Mobile	**1,041.1**	**1,052.2**	**-1.1%**
o/w Subscription	833.5	852.8	-2.3%
o/w Non Subscription & Hardware	207.6	199.4	4.1%
Other Mobile & Fixed Services	130.2	133.1	-2.2%
Business Customers & Wholesale Mobile	**343.9**	**336.2**	**2.3%**
o/w Subscription	266.2	254.7	4.5%
o/w Non Subscription & Hardware	77.7	81.5	-4.7%
Other Mobile & Fixed Services	3.4	3.0	13.3%
Infrastructure & Support Functions	**14.6**	**11.5**	**27.3%**
Adjusted EBITDAaL	**1,022.1**	**1,043.6**	**-2.1%**
% margin	33.9%	34.4%	-1.5%
P&E Additions excl. Hockey Rights	**509.9**	**537.7**	-5.2%
Adjusted Free Cash Flow	**362.5**	**352.5**	**2.8%**

Operational KPIs

ARPU (CHF)	2024	2023	Change of reported figures (%)
Fixed Customer Relationship	59.1	61.8	*-4.4%*
Mobile Subscriber	29.9	31.2	*-4.2%*
Subscription base (in thousands)			
Mobile RGUs	3,132.0	3,021.0	*3.7%*
Mobile Postpaid RGU	2,806.0	2,647.0	*6.0%*
Broadband Internet	1,321.0	1,291.0	*2.4%*
Enhanced TV	996.0	994.0	*0.1%*

10 **Sunrise Annual Report 2024 I** Sunrise at a glance

OPERATIONAL & FINANCIAL REVIEW 11 Sunrise Annual Report 2024 I Operational & Financial Review Introduction 12 Strategy 14 Products and Services 16 Network 22 Regulatory Environment 24 Risk Management 26 Financial Review 28 Shareholder Letter Sunrise at a glance Operational & Financial Review Sustainability Corporate Governance Compensation Report Financial Statements Sunrise offers the best mobile telephony, best and most reliable data connections and the best mobile broadband coverage.

Introduction – Switzerland’s Leading Challenger Sunrise is Switzerland's leading challenger, with the clear ambition to drive the telecommunications market with its pace, agility and innovation. Sunrise is in a strong number two position and has proven its potential to pioneer developments, and to enable digital progress. It boasts a dynamic and international environment. Roughly 2,850 employees (FTEs) from around 80 nations contribute to the success of Sunrise with their expertise, innovative thinking and exceptional commitment, reflecting the diversity of the Sunrise customers. The company is led by an experienced management team with a proven track record in the telecommunications industry, driving growth through strategic initiatives and operational efficiency. More information can be found in the following [Strategy] chapter. History Sunrise was initially formed in 2001 as Sunrise Communications Ltd., a Swiss corporation, through the merger of two companies, each founded in 1996: landline and mobile operator diAx and landline operator NewTelco Ltd. In February 2015, Sunrise became a Swiss public company listed on SIX. In November 2020, Liberty Global, through its Swiss subsidiary UPC, another Swiss telecommunications company, successfully completed the acquisition of Sunrise in the Sunrise– UPC transaction. Following this transaction, Sunrise UPC became an indirectly wholly owned subsidiary of Liberty Global. The new corporate entity Sunrise UPC LLC was renamed Sunrise LLC in 2022. Following the spin-off from Liberty Global in 2024 and the listing on SIX Swiss Exchange, Sunrise operates as an independent, publicly owned company managed by a dedicated and experienced Swiss executive team. Scope of Business and Infrastructure By providing the most comprehensive fixed-network access and a world-class mobile network delivering the highest gigabit coverage in Switzerland, Sunrise stands out as a premium and scaled company. It provides high-quality mobile, landline, broadband and TV services to residential customers and empowers business customers with 360° communications and integrated ICT solutions for connectivity, security and IoT from a single source, thereby advancing their digitalisation. With a multi-brand strategy, Sunrise addresses various market segments such as premium, smart shopper and budget. For more details, refer to the Product and Services chapter. The company has made significant investments in its 5G mobile infrastructure, achieving extensive coverage and top ratings in network performance tests. The hybrid infrastructure strategy of Sunrise leverages both its own high-quality network equipment and third-party networks to provide comprehensive broadband services. More information can be found in the Network chapter. Regulatory and Risk Management As a Swiss telecommunications-service provider, Sunrise works in a highly regulated environment. For more details on regulations, see the Regulatory environment chapter. To support its business in successfully delivering its objectives, targets and commitments to all stakeholders, Sunrise operates an Enterprise Risk Management system. Additional information is available in the Risk Management chapter. Financial Performance Financially, Sunrise ended the financial year 2024 with solid results and fully achieved all its financial guidance. 2024 was a dynamic year, with numerous positive developments that are clearly reflected in the financial results. Sunrise concluded the financial year 2024 as anticipated, fully meeting its financial guidance. For more details on the performance of Sunrise, refer to the Financial Review chapter. 12 Sunrise Annual Report 2024 I Operational & Financial Review

Company Values The company values of Sunrise are at the core of its business and represent the foundation for the way things are done. On the one hand, the values help employees to identify themselves with the organization and guide behaviours. On the other hand, they support the success of the business, as they enable Sunrise to turn its purpose and strategy into reality. The Sunrise values are crucial in forming a unified company and the company’s very own culture, given the history of a merger and strategic acquisitions. The values provide common ground for co-creation, and they are the basis for any interaction with internal or external stakeholders. 13 Sunrise Annual Report 2024 I Operational & Financial Review Passionate We put our customers first. Customer needs are at the core of everything we do, we strive to inspire them and exceed their connected-living expectations. We deliver ambitious goals in line with our vision and strategy to brighten connected living. We follow through on set priorities, and aim to perform highly as individuals, as teams and as a company. We take ownership with a can-do attitude. We are empowered to create and make a difference, growing through autonomy and by taking on responsibility to deliver agreed goals. Bold We push the boundaries by being the challenger in the market and shaping new horizons for the future of connectivity with products and services that deliver value to customers. Internally, we speak up to address improvement opportunities and make decisions even if the outcome is uncertain. We act like entrepreneurs. We learn from failures and grow. We iterate to get it right and deliver on defined goals. We adapt quickly to changing situations. This helps us to be solution focused. We are to the point by acting in a pragmatic, efficient and clear way. One We collaborate to deliver on our ambitious goals as a unified team, by working cross-functionally, sharing knowledge and involving our customers. We build trust through respect, appreciation and reliability. We prioritise our mutual success and don't put our individual interests first. We embrace DE&I so that everyone belongs and is able to realise their full potential. We seek to understand different perspectives, mindsets and cultures. We connect to a wider community and understand the impact of our actions in the world.

Strategy The Sunrise strategy is designed to drive sustainable growth, foster innovation, and constantly enhance customer satisfaction and loyalty. In a rapidly evolving market, the company is committed to staying ahead by leveraging its strengths, embracing new opportunities and continuously improving its operations. The strategic pillars are focused on key areas that will enable Sunrise to achieve its long-term goals and deliver exceptional value to its stakeholders. Those goals include sustainable growth in core and adjacent areas, high customer satisfaction, operational efficiency, execution of a strong multi-brand strategy, employee engagement and development, and sustainability. Growth strategy The company's growth strategy is centred around three main components: winning more customer relationships, expanding those relationships and exploring adjacent opportunities to drive additional services to customers. The company intends to grow its market share further in both the residential and business segments by appealing to Swiss customers with compelling offerings and multiple brands. Revenue growth is targeted by diversifying the consumer base with new non-telco revenues and transforming into a company offering ICT services in B2B. This includes new revenue initiatives in the B2B sector and enabling easy partner onboarding. Customer satisfaction and engagement Sunrise aims to provide exceptional customer experience across all segments through a variety of channels and strategic initiatives. With a strong customer focus and transparency in customer dialogue and marketing, the Sunrise strategy contributes to customer loyalty and satisfaction. One such customer experience is Sunrise Moments, which is a unique and comprehensive customer- loyalty programme that gives Sunrise subscribers exclusive access to pre-sales of sports, concert and other event tickets, as well as fast-lane event access and discounted event tickets, among other benefits. In 2024, ski day passes have been added to the portfolio and can be bought at a discounted price. Furthermore, Sunrise provides customers with exclusive access to the Sunrise starzone Lounge at Switzerland's top event venues (Hallenstadion Zurich, THE HALL Dübendorf, Arena de Genève, St. Jakobshalle Basel) and major festivals like Greenfield, Openair St. Gallen and Zurich Openair, offering prime stage views and exclusive perks. Operational efficiency By managing costs effectively despite inflation and new revenue streams, and enhancing investment efficiency in relation to revenues, operational efficiency is maintained. This involves strategic investments in automation and AI, focused capital allocation and promoting a cost-conscious culture. By integrating these elements, Sunrise aims to achieve sustainable growth, enhance customer satisfaction and consolidate its position in the market. Multi-brand strategy Operating with a multi-brand strategy, Sunrise covers all the market opportunities in the Swiss consumer segment. The main brand, Sunrise, is positioned in the quality- and service-sensitive segment called the premium segment. In the smart- shopper segment the flanker brand yallo drives attractive price points with a select amount of product and service offerings. yallo is a full telco provider and offers mobile (postpaid and prepaid), Internet and TV products on the 5G network. With further flanker brands such as swype and Lebara, Sunrise is well positioned in the budget segment. Furthermore, branded resellers and mobile virtual network operators (MVNOs) such as TalkTalk, Aldi Mobile or Galaxus Mobile provide mobile services without possessing their own mobile network. Employee engagement and development The success of Sunrise is deeply rooted in the expertise, experience and commitment of its employees. To attract and retain top talent, Sunrise adopts fair and equal recruitment practices, offers attractive remuneration, equal pay and benefits, and provides ample opportunities for career progression. Sunrise is dedicated to ensuring inclusive, equitable, and high-quality training and lifelong learning opportunities for all employees. Employee development is a key focus of its strategy, aiming to build a loyal workforce, manage skill shifts towards new revenue streams and foster a strong and inclusive culture. To support employee engagement and satisfaction further, Sunrise embraces a FlexWork model, which includes guidelines for flexible working and even working abroad. This approach accommodates a range of lifestyles, promotes diversity among employees and rewards performance. Sustainability As an integral part of its corporate strategy, Sunrise implements sustainable measures within its daily business activities. Its sustainability strategy, Sunrise IMPACTS, is based on the pillars of People, Planet and Progress, with the pillar of Governance as the foundation. With goals such as high employee commitment, significant reduction in emissions, circular economy and increased digitalisation, Sunrise is striving towards a more sustainable future. More on the sustainability strategy can be found in the Sustainability Report. 14 Sunrise Annual Report 2024 I Operational & Financial Review

15 Sunrise Annual Report 2024 I Operational & Financial Review Star Power: Collaboration with Marco Odermatt and Roger Federer Sunrise signed the Swiss World Cup alpine ski-racer and Olympic gold medallist Marco Odermatt as a partner in 2023. 20-time grand-slam champion and former world no.1 Swiss tennis player Roger Federer is also a long-time Sunrise partner. Odermatt and Federer are important highlights of the Sunrise marketing campaigns and this unique duo of winners was most prominently featured together in two commercial campaigns in May and September 2024. Both campaigns display a humorous approach to digital overload and were shown in cinemas, on TV and online. Furthermore, several events were held in 2024 at which clients and employees had the chance to meet either Marco Odermatt or Roger Federer in person. Sunrise brand and sponsorship: Sponsorships and endorsements are a significant pillar in the Sunrise strategy to promote the recognition and positioning of the brand. By bringing the brand’s emotional promise "Dream Big. Do Big." to life, customers and prospects are invited to experience unforgettable moments and to dream boldly. The combination of large sponsorship campaigns and local engagements ensures that the Sunrise brand promise reaches and inspires customers across all touchpoints, fostering loyalty and strengthening its identity as a credible premium brand. Sunrise and Swiss Ski are driving the future of Swiss snow sports. In 2022, Sunrise became the main partner of Swiss Ski with the ambition to contribute to the future success of Swiss snow sports across all disciplines and performance levels and thereby to strengthen Switzerland's position as the leading winter-sports nation. A second element is digitalisation. Sunrise aims to elevate the overall experience for fans and the community to a new level through innovative services in areas such as a fan-engagement app, ticketing, streaming and gaming, thus strengthening its identity as a credible premium brand.

Products and Services Residential Customers Consumer Main Brand The Sunrise Consumer Main Brand offers residential customers mobile, broadband, TV and fixed-line telephony services, which customers can bundle together in various combinations for a fixed monthly fee. Mobile services Mobile services include prepaid and postpaid voice, SMS and data services, and international calling and roaming. Sunrise offers multi-SIM subscriptions for families or individuals with multiple mobile devices and, among other things, mobile-device insurance. While mobile subscribers always have access to the Sunrise 5G network, they can select from a range of available mobile connectivity speeds at different price points. Broadband, TV, fixed-line telephony and other services Sunrise provides broadband, TV and fixed-line telephony services as service packages with varying service combinations at fixed monthly fees directly to residential customers and, under the UPC brand, to housing associations and other landlords who subscribe for services to be provided to the tenants of a residential complex as part of their utility bills if they so choose. Broadband services are available at several competitive speeds, and Sunrise rents or sells Internet service equipment, including modems and routers, to its customers. As part of its TV services, Sunrise provides its subscribers with a comprehensive television content offering focused on family and general entertainment. In particular, for a fixed monthly fee, Sunrise offers its TV subscribers (and subscribers to other TV service providers) access to MySports, which is a sports channel that has exclusive rights to Swiss National League ice-hockey games, including rights to broadcast live games and highlights on TV and online, as well as rights to broadcast North American National Hockey League games. In 2024, Sunrise launched the "The TV Shop" within the Sunrise TV interface, to combine top content from partners like Netflix, Disney+ and many more flexibly and conveniently on the TV screen at home. Through this compelling and unique experience, Sunrise provides seamless content through key commercial partnerships with "over-the-top" (OTT) providers. Sunrise also has a 20% stake in a joint venture with CH Media, a Swiss media house that provides Sunrise TV customers with oneplus, a streaming service offering a wide range of content, including Swiss originals, previews of shows on commercial TV channel 3+ and domestic and international feature films. Sunrise provides TV services through TV set- top boxes which it rents to its customers and through the Sunrise TV app for smart TVs, computers and mobile devices. Sunrise continues to offer fixed-line telephony products that can be bundled with other services. Sunrise plans to launch several value-added and adjacent services to support the premium positioning of the Sunrise brand and enhance the share of wallet of the Sunrise brand subscriber base. Such services will be bundled with devices, cybersecurity options and Device as a Service (DaaS) offerings for multiple device categories beyond smartphones. Devices Sunrise sells third-party mobile phones, tablets and other hardware and accessories. Customers have the option to purchase smartphones or tablets for cash or under financing plans which allow for monthly instalment payments. In August 2023, Sunrise launched its DaaS offering, which allows residential customers to buy, and business customers to rent, their mobile devices for a monthly rental fee, to upgrade their devices to a newer model at any time during the ownership or rental period as the case may be, and to insure their devices against theft and damage. With the Flex Premium Bundle, launched in 2024, Sunrise combined individual DaaS elements into an all-in-one package. The package makes a smartphone combined with advantageous subscription conditions even more affordable. It offers a substantial price advantage and allows customers either to exchange existing devices for a new one at any time or to have their device repaired whenever they want to give it a longer lifespan and boost sustainability by embracing circularity. Furthermore, it rewards customer loyalty by removing any difference in eligibility between new 16 Sunrise Annual Report 2024 I Operational & Financial Review

and existing customers, allowing even customers enrolled into a binding contract to purchase the Flex Premium Bundle without paying penalties on the previous contract offering. More information on the sustainability aspects of this innovative insurance option can be found in the chapter Buyback, Smart and Flex Upgrade in the Sustainability Report. Speed upgrade / 2.5 Gig upgrade Sunrise has been advancing the expansion of Internet speed in the hybrid fibre-coaxial (HFC) network and is the only provider to offer high-speed Internet (at 1 Gbit/s and above) to almost all Swiss households (incl. 5G fixed wireless access). Around 60% of Swiss dwellings (based on a total of 5.5 million households and businesses in Switzerland) have access to Sunrise high-speed Internet with speeds of up to 2.5 Gbit/s. The performance boost significantly improves the Internet experience for home-office workers, streamers and gamers, and offers faster downloads for more devices simultaneously. With the upgrade, both towns and rural areas benefit from fast and reliable Internet. All Sunrise customers connected via the HFC network and who were limited to 1 Gbit/s prior to the upgrade received the speed upgrade at no additional cost for their Internet subscriptions. Sunrise Young Portfolio Sunrise offers a portfolio created for the youth segment. Young offers unlimited surfing on the largest and most reliable 5G network in Switzerland without a minimum contract period. Subscriptions cater more specifically for the core needs of the young target group and offer them fast Internet. Customers have access to Sunrise Moments, receive a 50% discount on their SBB Half Fare Travelcard subscription and get the «surf protect» option at no extra cost. Identity Protect and Device Protect A palette of cybersecurity options is offered to ensure comprehensive protection. In collaboration with F-Secure, Sunrise has launched Identity Protect and Device Protect. Identity Protect safeguards personal, sensitive data such as passwords, credit- card numbers or user details online. Device Protect offers a secure environment for surfing, banking and shopping online with an antivirus programme and parental controls. Sunrise Pay Sunrise Pay is a convenient, simple and secure payment method offered by Sunrise to make purchases in thousands of apps, for games, films, music files, services and online subscriptions by paying via the phone bill or by deducting payment from the prepaid balance at no extra cost. It can be selected as a payment method either through the personal device settings, in the case of app stores, or on partner pages. Purchases made using Sunrise Pay can only be authenticated via mobile phone or tablet over the Sunrise mobile network, creating a secure digital experience. Customer service and support to residential customers The dedicated Sunrise customer-service group manages the customer life cycle, including sales, retention, billing inquiries and technical support. In the residential-customers segment, Sunrise provides sales, administration and dealer support for all of its services through dedicated call centres in nine countries, which offer support in German, French, Italian and English and are powered by an integrated system providing knowledge management and process guidance to customer-service representatives. Approximately 85% of customer- service activities are outsourced to third-party providers, whose call centres are located in various countries in Europe and North Africa. All Sunrise customer-service representatives receive training in Sunrise processes and standards and have access to periodic coaching and cross-product training. Sunrise relies on surveys to gather feedback on each customer interaction. To improve customer experience further, it invests in enhancing its digital service capabilities, such as customer service via chat, automated chat service and interactive voice responses. Independent tests prove that Sunrise offers the highest quality of advice. In the 2024 Mobile Hotline Test, conducted by the renowned trade magazine connect, Sunrise earned the highest ratings across all categories, with three "Outstanding" and two "Very Good" distinctions, placing it among the top three hotlines in the D-A-CH region out of 20 providers tested. Read more about customer experience and support in chapter User protection and satisfaction in the Sustainability Report. 17 Sunrise Annual Report 2024 I Operational & Financial Review

Consumer Flanker Brands yallo yallo is a lean digital-first brand, operating online and in several other channels such as Telesales or own retail stores. The typical yallo customer is a "smart shopper" seeking a well-priced, digital- innovative supplier. yallo focuses on delivering high- performance, no-frills products with an emphasis on an excellent digital user experience. The brand offers a comprehensive range of telecom services, including Internet, TV and mobile, underpinned by simple customer journeys. Additionally, it is the only smart-shopper brand in Switzerland to be leveraging three outstanding networks: 5G, HFC, and fibre. The yallo full telco proposition provides room for continued growth and the opportunity to promote customer loyalty based on its converged offerings. Sunrise plans to drive a further increase in the market share of its flagship flanker brand yallo, with continuing focus on compelling price-value offerings. Lebara Lebara offers mobile services to price-conscious customers and specialises in targeting the ethnic market. It also is accessible through a wide network of indirect sales partners throughout Switzerland. After focusing historically on prepaid, the majority of customer additions here are now mobile postpaid. Various options for calling abroad or for travelling are also available. The brand offers the best all-in mobile solution for staying nationally and globally connected. swype swype is an innovation brand that is particularly popular with the young, cost-conscious and digitally savvy generation. It is based on an app with a disruptive user experience, e.g., a straightforward, fully digital onboarding process via eSIM. swype offers the same price consistently every day for everyone. Tariffs can be customised with extra options for international calls and roaming. The eSIM makes the fully digital onboarding process especially straightforward. Thanks to maximum transparency and cost control, swype provides complete peace of mind. It is "mobile, just better". Mobile virtual network operators (MVNO) With a total of seven MVNO partners and one branded reseller, Sunrise stands as the leading MVNO provider in Switzerland. These partners often target specific or additional market segments that the main or flanker brands do not fully reach. MVNO and branded reseller partnerships with companies like TalkTalk, Digital Republic, Digitec Galaxus, Quickline, FL1, netplus, EW-Buchs and Aldi Suisse enable Sunrise to cover all market opportunities in the Swiss consumer segment. This "co-opetition" approach is what allows Sunrise to expand its reach and effectively cater to these additional market segments. Sales channels Sunrise relies on its website, mobile applications, call centres, sales representatives, over 100 retail locations and third-party distributors and partners to generate sales and sales leads. For the flanker brands, digital sales channels are responsible for the majority of its sales volume. Sunrise has partnerships with several nationwide retail chains, including Mobilezone (the largest independent telecommunications retailer in Switzerland), and with regional partners and dealers who sell Sunrise products and services. For advertising, a variety of channels are used; nationwide marketing campaigns with a strong focus on outdoor advertising in Switzerland’s largest cities are included as well as regional marketing activities and campaigns. Marketing to existing customers is designed to increase customer satisfaction and loyalty and leverage up-selling and cross-selling potential. Digital marketing campaigns are supported by analytics tools to enhance the marketing experience and allow for micro-segmentation and targeted campaigns. 18 Sunrise Annual Report 2024 I Operational & Financial Review

Business Customers and Wholesale Based on its best-in-class, future-fit networks, Sunrise empowers business customers with 360° communications and integrated ICT solutions from a single source, thereby advancing their digitalisation. Additionally, Sunrise provides wholesale services to mobile virtual network operators (MVNOs) and branded resellers, which offer data services, roaming and voice services through the Sunrise mobile network. See more in the chapter Mobile virtual network operators (MVNO). The Sunrise business-customer and wholesale segment, comprising telecommunications and portfolio services, represented approximately 28% of Sunrise revenues in the financial year 2024 which ended 31 December. Portfolio The evolving Sunrise business service portfolio combines comprehensive telecommunications services, as well as security, professional services and information and communication technology (ICT), consulting and engineering solutions, underpinned by an ecosystem of strategic partners, including AWS, Cisco, Microsoft and Google. Its range of services meets the specific needs of its customers with a portfolio of standardised products for small- sized businesses as well as customised, scalable and secure offers for medium and large enterprises. Mobile In mobile, businesses may choose to take advantage of a number of subscription options, including plans for calls within the organization only, data packages shared across all employees, unlimited voice and data in European or worldwide destinations, as well as Device as a Service (DaaS) for mobile devices such as smartphones, tablets and smartwatches. For business customers who experience poor mobile reception on their premises, Sunrise provides easy to install, standardised indoor coverage solutions or can develop on-premises networks to distribute mobile capacity in the building and improve connectivity. Broadband and multi-site connectivity In broadband, business customers can, among other things, choose their desired level of bandwidth, receive dedicated Internet access and receive minimum-service guarantees from Sunrise related to broadband speed and network availability and access to network-redundancy options. Business customers may also take advantage of a wide range of standardised and fully customised options to enable them to create virtual private networks to exchange information privately and securely within Switzerland and internationally. Mobile Private Networks Mobile Private Networks (MPN) are private 5G network environments that allow companies and organizations to use private 5G resources exclusively for their applications and therefore ensure network quality and availability regardless of the public network's load. In 2023, Sunrise launched the MPN Campus solution as the first telecommunications company in Switzerland to do so. In 2024, the launch of a slicing solution followed. Mobile IoT As the volume of interconnected hardware continues to rise, efficient Internet of Things (IoT) management is becoming increasingly important. Sunrise services are designed to facilitate communication between machinery and hardware – without direct human intervention. Sunrise helps enterprises use their machines and construction vehicles more efficiently. A variety of features are integrated into the IoT management platform, allowing companies to view all hardware-related connection information in real time. This facilitates the optimization of business processes and increases efficiency. Modern Workplace Sunrise offers a wide range of scalable solutions for efficient communication and collaboration. It supports company-internal flexibility and productivity and simplifies employees’ day-to-day lives. Unified communication offers all the features of traditional voice solutions plus messaging and presence technology, online meetings, telephony and video conferencing. With Modern Workplace, customers benefit from services ranging from attractive mobile subscriptions right through to comprehensive managed-workplace solutions, that offer fully managed digital workplaces. Sunrise Annual Report 2024 I Operational & Financial Review 19

Cybersecurity services Sunrise offers its business customers a comprehensive portfolio of security solutions to protect themselves against increasing cyber risks. For smaller companies, this is the Business Ready option, which allows them to secure their existing mobile devices with Lookout Business or CISCO Umbrella security products. Sunrise Business provides SD-WAN, SASE/SSE solutions and is a Cisco Gold Partner for networks, security, collaboration and data centres. Meanwhile, larger customers can benefit from Managed Detection and Response (MDR), which Sunrise offers together with its partner Accenture and enables the ongoing monitoring of IT infrastructures and networks using automated and AI-based analysis tools. The security portfolio also includes solutions such as SCION, SASE, DNS Security and DDoS Protection. Cloud services Business Direct Cloud Access connects business customers securely and efficiently with cloud service providers and enables them to use business-critical and latency-sensitive applications reliably from the cloud. Additionally, Sunrise launched its new cloud portfolio, which offers SMEs standardised, managed cloud solutions. These currently include Cloud Foundations, which allows customers to get started in the cloud with ease. Further offerings are in the pipeline. Sales and Support channels Within business-customer services, small businesses purchase Sunrise services through Sunrise retail locations, websites or call centres, similarly to residential customers. Sunrise additionally targets enterprises with a dedicated business sales force, including salespeople with expertise in specialised IT and cybersecurity solutions. Sunrise also partners with regional and specialised third-party IT and cybersecurity service providers who promote Sunrise services to their business clients. All business customers can take advantage of a dedicated 24/7 business-customer support call centre and a digital portal which allows them to self- manage their accounts and subscriptions. Business customers can also sign up for enhanced, tailored support services, including a dedicated service manager working on the customer’s premises. Enterprise relationships are managed by account consultants who support business customers, and, for particularly large clients, account managers dedicated to the particular client relationship. Sunrise also maintains a team dedicated exclusively to wholesale services whose duties relate to sales and pre- and post-sales activities, as well as other tasks such as technical issues, troubleshooting and fraud prevention. 20 Sunrise Annual Report 2024 I Operational & Financial Review

References ANYbotics AG Sunrise Business supports ANYbotics AG with IoT SIM solutions, enabling its inspection robots to collect and transmit asset-condition data such as photos and videos to servers worldwide. With integrated roaming management, the solution ensures cost-efficient and reliable data usage, allowing customers to adjust their plans or manage usage limits flexibly. This tailored service guarantees seamless global operation for ANYbotics AG’s cutting-edge robotics systems. Ente Ospedaliero Cantonale The Ente Ospedaliero Cantonale (EOC) decided to implement an MPN 5G solution with the integration of the fixed telephony and alarm infrastructure of the multi-site cantonal hospital, including the sip-trunk connection of all hospitals and the activation of service smartphones for healthcare personnel. EUROVISION SERVICES SA Sunrise is proud to count EUROVISION SERVICES among its esteemed business clients, supporting them with an optical link between two key locations. Limeco The regional wastewater-treatment and incineration plant Limeco situated in Limmattal between Zurich and Baden is driving automation. The long-term goal is to reduce night-shift staffing and to operate all processes at night and weekends with reduced or no staff. The MPN Campus solution that Limeco chose to implement with Sunrise Business acts as a reliable and secure communication foundation towards achieving this goal step by step. Migros Sunrise Business is equipping a total of over 2,000 Migros company locations, which are connected to more than 2,500 of the retailer’s branches, with a fully managed SD-WAN solution (software-defined wide area network). In order to deliver the best possible connectivity for Migros, the company locations benefit from the extensive Sunrise fibre- optic and broadband network. REHAB Basel – Klinik für Neurorehabilitation und Paraplegiologie Sunrise equips REHAB's staff with over 400 mobile phones for optimal internal communication. To ensure excellent mobile-network functionality inside the building, Sunrise is also building an indoor coverage solution. Furthermore, all of REHAB's landline telephony will be provided by Sunrise Business Voice Direct. Ringier AG In 2024, Ringier AG decided to switch all business mobile subscriptions to Sunrise, and as a result, Ringier employees also benefit from the Sunrise Benefit Program with exclusive offers for their private mobile, landline, TV and Internet subscriptions. Swiss Post Sunrise Business renewed its existing long-term contract with Swiss Post. It therefore continues to provide to all Swiss Post Group companies and subsidiaries the fixed-network and mobile solutions that the company needs to offer its own services. 21 Sunrise Annual Report 2024 I Operational & Financial Review

Network In 2024, Sunrise continued its long-term strategy of providing a reliable network with world-leading speed and wide coverage and, in doing so, globally- acclaimed, exceptional quality. After achieving great success in the internationally recognised quality- benchmark test conducted by connect, Sunrise is now the only telecommunications provider to achieve the top overall rating of "Outstanding" for its mobile network for the ninth time in a row. In fixed- line broadband services, Sunrise earned the "Outstanding" rating for the third consecutive year. This is further confirmation of the success of the company’s strong focus on quality. Broadband infrastructure Sunrise operates an HFC network comprising more than 25,000 km of fibre-optic and approximately 40,000 km of coaxial cable. It is the largest network offering 2.5 Gbit/s or higher speeds in Switzerland and is the largest HFC network in Switzerland by size. Sunrise therefore relies on a hybrid network- infrastructure strategy, leveraging its fully-owned access and last-mile HFC-network capabilities whenever possible and relying on supplemental network-access agreements with power companies, local communities and Swisscom where necessary, enabling it to provide broadband services to over 60% of dwellings (based on a total of 5.5m households and businesses in Switzerland). Thanks to this unique set-up, Sunrise is the only Swiss telecommunications company capable of supporting broadband services across all available fixed infrastructure technologies (DSL, HFC, fibre and FWA) to ensure that broadband services at the fastest download speed are available at each geographical location. As of 31 December 2024, about 54% of the Sunrise broadband residential subscribers (across both Sunrise and yallo) are connected through HFC technology; 21% through fibre, which offers a maximum download speed of 10 Gbit/s; 21% are connected through DSL technology, which offers a maximum download speed of 300 megabits per second (Mbit/s); and around 4% through FWA technology1, which offers a maximum download speed of 1 Gbit/s. Mobile infrastructure The Sunrise mobile network is operated using 4,630 antenna sites as of 31 December 2024, which are connected to Sunrise infrastructure. Sunrise currently relies on both 4G and 5G mobile equipment to support its 5G connectivity. More than 86% of Sunrise outdoor antenna sites currently include 5G equipment, with a plan to add 5G equipment to all outdoor antenna sites by the end of 2026. Sunrise is also in the process of rolling out 5G SA infrastructure, which will implement end-to-end 5G equipment unreliant on 4G infrastructure. 5G SA is the next step in the evolution of mobile networking, enabling faster download speeds, supporting ultra- high concentrations of Internet-connected devices in a single location and improved functionality for enterprises (such as the deployment of virtual private cellular networks) and potentially offering a reliable and flexible alternative to broadband-based Wi-Fi connectivity. Of the 4,630 antenna sites in operation approximately 56% are accessed on the basis of a long-term master services agreement with Swiss Towers, which is controlled by Cellnex. The remaining antenna sites that are not covered by the master services agreement with Swiss Towers are leased under separate operating-lease agreements with other third parties. Sunrise accesses certain additional antenna sites under an antenna-sharing agreement with Salt, which gives Sunrise access to certain of Salt’s antennas in exchange for providing Salt with access to the same number of Sunrise antennas. The Sunrise mobile services are enabled by a substantial spectrum holding of 295 MHz in aggregate, composed of 70 MHz held in the low band (700 – 900 MHz frequency), 125 MHz in the mid-band (1400 – 2600 MHz frequency) and 100 MHz in the high band (3,500 MHz frequency). Approximately 46% of this spectrum holding runs until 2034, while the remainder expires in 2028. 4G and 5G coverage The Sunrise outdoor 4G and 5G connectivity covers almost all of Switzerland (geographically and by population). Sunrise supplies 4G to more than 99% of Swiss residents with 4G mobile high-speed Internet, covering 97% of the country’s territory. Sunrise plans to migrate all voice traffic from 3G to 4G and switch off 3G connectivity by 2025 to make the spectrum currently used by 3G available to support improved indoor 4G and 5G coverage. As of 31 December 2024, more than 86% of mobile voice traffic was carried over 4G. Sunrise also aims eventually to migrate all 4G data traffic to 5G to enable higher data speeds, lower latency and new use cases for mobile connectivity. As of 31 December 2024, more than 33% of data traffic was already carried over 5G. 22 Sunrise Annual Report 2024 I Operational & Financial Review 1 FWA definition has changed since the Sunrise Capital Markets Day on 9 September 2024 and now includes Mobile Broadband Offers previously categorised as Mobile Postpaid. This change increases the FWA share by 2.7pp as of the end of 2024.

Sunrise 5G network outdoor coverage Investment in the network Sunrise has continued to invest in the quality, availability and security of its network and has remained committed to its strategy of expanding 5G technology and driving network quality to a new record in industrial standards. By the end of 2024, Sunrise reached a level of 78% in 5G area coverage, while at the same time expanding its 5G population coverage to a level above 98%. Key drivers for this strategy continued to be the sustained rapid growth in data traffic and the demand for mobile and landline broadband services. Furthermore, Sunrise is implementing IoT capabilities continuously. More on IoT to be found in the chapter Digitalisation and innovation. The success of this clear quality-driven strategy is paying off, not only in the continued growth of the residential customer base but also very visibly in the successful acquisition of well-known top brands such as Migros, Swiss Post and many more. Outstanding network Sunrise has once again demonstrated its excellence in network performance, achieving top accolades in the renowned connect tests. In fixed-line broadband services, Sunrise was recognised for delivering the fastest download speeds and most reliable Internet connections in Switzerland, earning the coveted "Outstanding" rating for the third consecutive year, with a score of 973 out of 1,000 points. Sunrise also remained unbeaten for the stability of its Internet connections, sharing victory in this category with the test winner. The excellent Internet service that Sunrise provides means it has retained its place among the premier providers in Switzerland. The Sunrise mobile network continued its streak of excellence, with Sunrise being the only provider to receive the highest rating of "Outstanding" in the connect mobile network test for the ninth time in a row. Sunrise offers the best mobile telephony in Switzerland, delivering the fastest call connections, the best call quality and the fewest interruptions. It Outstanding Connect Test continues to provide the largest 5G network in Switzerland, with reliability in both mobile calls and data connections remaining unmatched. With an impressive 973 out of 1,000 points in the connect mobile network test, Sunrise achieved its best score ever, narrowed the gap to Swisscom and widened the gap to Salt. Sunrise ranks among the top five best-performing mobile networks worldwide, reaffirming its position as a global leader in telecom innovation. Protection against non-ionising radiation Sunrise is well aware that in public discourse electromagnetic radiation from mobile-phone antennas has been repeatedly associated with possible health impairments. Switzerland applies a precautionary principle through the Ordinance on Protection against Non- Ionising Radiation (ONIR). It introduced exposure limits for base stations that are ten times stricter than the EU guidelines. Sunrise adheres strictly to the Swiss limits in its aim of expanding its 5G network to all regions, in order to protect people's health and the environment. Read more in the chapter Non- ionising radiation (NIR) in the Sustainability Report. Given that the demand for extended 5G networks is rising (for example in cantons and municipalities looking to benefit from technological advances), Sunrise maintains close, constructive dialogue with the relevant authorities. 5G applications In collaboration with its strategic partner Huawei, Sunrise operates a unique 5G Joint Innovation Hub, which enables collaboration in research and the development of 5G applications for both the private and business sectors. The Joint Innovation Hub is helping to build a Swiss 5G ecosystem, with Sunrise and Huawei using the Sunrise head office in Opfikon to introduce live 5G application scenarios that have already been launched or are about to be commercialised. Read more in the chapter 5G Joint Innovation Hub in the Sustainability Report. 23 Sunrise Annual Report 2024 I Operational & Financial Review

Regulatory environment The Swiss telecommunications industry benefits from a regulatory environment which, together with complex topography, high network construction costs and a concentrated market structure, imposes high entry barriers for new entrants. Swiss regulations, for example, impose requirements for minimum network coverage in spectrum allocations and provide long-term spectrum availability to existing industry players. However, the Swiss telecommunications industry is not as extensively regulated as the European Union, with only limited roaming regulation and no retail roaming price caps, for instance. Telecommunications-services provider activities in Switzerland are subject to statutory regulation and supervision by various Swiss authorities, in particular ComCom and OFCOM, a specialised agency with expertise in telecommunications. ComCom is the independent licencing and market regulatory authority and awards the universal service licence (which is, and to date has always been, held by the incumbent Swisscom) and licences for the provision of mobile telephone and other radio services. OFCOM supports ComCom, the Swiss Parliament and the Swiss Federal Council in their affairs and regulatory decisions. ComCom delegated to OFCOM the authority to issue guidelines and enforce ComCom’s decisions and has delegated some of its other responsibilities, such as certain allocations of broadcast frequencies, to OFCOM. The primary regulations applicable to the Swiss telecommunications industry are set out in the Telecommunications Act and associated regulations. A number of other laws and regulations, which are enforced by other authorities including the Competition Commission, the general competition authority in Switzerland, are also applicable. Network access The Regulated Access Regime in Switzerland is limited to the incumbent Swisscom’s legacy copper infrastructure and does not cover access to HFC, fibre and mobile infrastructure (the "Unregulated Infrastructure"). The Regulated Access Regime follows an ex-post regulation approach, making it necessary for operators first to negotiate the conditions of access with each other and only request an intervention by the regulator if such negotiations fail. Market participants must contract privately for access to Unregulated Infrastructure, and the provision of such access, as well as access prices, are at the discretion of the network owner. However, the Competition Commission may nonetheless examine access to Unregulated Infrastructure under Swiss competition law. Telecommunications installations In Switzerland, a permit by the cantonal and municipal authorities is generally required to construct telecommunications installations primarily comprising active and passive antenna infrastructure. Additionally, regulations regarding nature and landscape protection, protection from radio emissions, protection from certain levels of non- ionising radiation, and the provisions of the Swiss Ordinance on Telecommunication Installations regulating technical compliance apply. The federal authorities have also issued guidelines regarding the construction of antennas, which set forth principles for the responsible authorities when deciding whether or not to issue an antenna-construction permit. In general, extensive permit procedures must be followed to construct an antenna, which oblige the permit applicant to meet the requirements set out in the building-permit procedure and comply with other regulatory requirements, such as those related to environmental protection and the emission and installation limits specified in the rules governing non-ionising radiation. Response to power shortages and outages In response to a power shortage caused, among other factors, by the phase-out of nuclear energy and the war in Ukraine, in November 2023, the Swiss Federal Council submitted a revision of the Telecommunications Services Ordinance for consultation, which, if implemented, will require MNOs to supplement their networks with batteries at their own expense by 2030 (for emergency call services) and by 2033 (for other services) in order to enable operation during potential cyclical power cuts and longer regional outages. The consultation with industry stakeholders, who generally oppose the proposal, ended in March 2024. Sunrise is monitoring the development of this proposed revision. In addition, the Swiss Federal Council proposed energy-saving measures for large industrial energy consumers to stabilise the electricity grid in the event of an imminent electricity shortage. Sunrise, as a provider of mobile-telephony services which are considered critical infrastructure, is subject to a specific industry solution, rather than the general rationing regime. Licences to use radio frequencies In order to provide mobile telecommunications services in Switzerland, an operator must obtain, among other things, a licence from ComCom for the use of the radio spectrum, subject only to very limited exceptions for certain spectrum frequencies. Neither the number of licences nor the available spectrum bandwidth is predetermined by ComCom in advance of an auction or other proceedings to 24 Sunrise Annual Report 2024 I Operational & Financial Review

allocate spectrum. Spectrum-sharing among providers requires the approval of ComCom. No MNO has requested such an approval to date. Sunrise currently holds 295 MHz of spectrum to support its mobile operations. ComCom has instructed OFCOM to initiate preparations for the allocation of any new, and reallocation of existing, frequencies in 2029 via a process that will likely commence in 2026, with an auction potentially held in 2027. The cost to renew the Sunrise spectrum is unknown at this time, but spectrum-allocation costs could be significant regardless of the allocation method used. Generally, allocation of spectrum by auction requires greater expense than an allocation performed in line with a renewal procedure. In March 2024, ComCom completed the first public consultation on the next allocation procedure for (i) the frequency-usage rights of the existing 800, 900, 1800, 2100 and 2600 MHz frequency bands, which are currently allocated to Swisscom, Sunrise and Salt and expire on 31 December 2028, and (ii) currently unallocated frequencies in the 6 GHz, 26 GHz and 40 GHz frequency bands. The results of the consultation indicate industry interest in additional frequencies, particularly in the 6 GHz band, with limited or inconsistent interest in frequencies in the 26 GHz and 40 GHz bands. Industry stakeholders support a renewal procedure. ComCom has communicated that frequency bands will be allocated by means of an auction if the demand for new and existing frequencies exceeds the available frequencies. This is most likely to occur if there is a new entrant attempting to obtain a spectrum allocation, which Sunrise believes is unlikely due to high industry barriers to entry arising from the regulatory environment, complex topography, high network construction costs and a concentrated market structure. Site-sharing regulation The Telecommunications Act regulates site sharing among telecommunications service providers. OFCOM may, upon application, require telecommunications services providers, if they have sufficient capacity, to share access to their telecommunications and other installations with other such providers for appropriate compensation, in order to address technical issues, planning needs or protection of the countryside, national heritage, the environment, nature or animals. For similar reasons, OFCOM may also require providers of telecommunications services to co-install and jointly use telecommunications and other installations. Security regulation The Telecommunications Services Ordinance establishes certain requirements for the security of the networks and services of mobile-telephony licence holders, such as Sunrise. If such service providers offer their customers CPE, such as modems, set-top boxes and routers, and have technical control over such CPE, the CPE must be replaced if it poses a security risk that cannot otherwise be remedied. In addition, in December 2023, the Swiss Federal Department of the Environment, Transport, Energy and Communications was tasked with presenting draft amendments to the Telecommunications Act that would implement measures to reduce geopolitical risks associated with the development of 5G infrastructure and otherwise strengthen the security of telecommunications and digital infrastructure, including by prohibiting high-risk vendors from providing equipment or network services to Swiss telecommunications providers. Such amendments, if implemented, could entitle the regulator to require Sunrise to cease contracting with Huawei or using Huawei equipment in its network, if the regulator determines that Huawei is a high-risk vendor. Sunrise is monitoring this legislative process. Television and radio The transmission of TV and radio programmes is considered a telecommunications service and, as such, it is subject to the regulations set out in the Telecommunications Act and the Swiss Federal Radio and Television Act (Bundesgesetz über Radio und Fernsehen of 2006, as amended; the "Radio and Television Act"). The Radio and Television Act requires broadcasters of programme services to obtain a licence, subject to certain, limited exceptions. Sunrise is a registered broadcaster of the MySports pay-TV platform. As a provider of TV and radio services, Sunrise is subject to rules governing advertising content and regulations regarding certain content which must be carried. Sunrise is also subject to recently implemented regulations which require service providers that show films in Switzerland as part of their programme services or offer films via video on demand or subscription services to, among other things, have certain registration, quota and film funding obligations, and to invest 4% of their gross revenues annually in independent Swiss film production or pay a corresponding tax. Data privacy The Federal Data Protection Act is generally aligned with the standards of the GDPR enacted by the European Union and the European Economic Area in 2016. The Federal Data Protection Act is a uniform framework laying down principles for legitimate data processing and entails strict requirements for data protection, in particular data-processing principles, data-security requirements, rules for international data transfers, data mapping, processor (service provider) obligations and data-subject rights. 25 Sunrise Annual Report 2024 I Operational & Financial Review

Risk Management Sunrise operates an Enterprise Risk Management process that is designed to support the business in successfully delivering its objectives, targets and commitments to all stakeholder groups through enhanced understanding and effective management of risk. The primary objective is to reduce the impact of significant risks and/or the likelihood of their occurrence both for Sunrise and the wider stakeholder groups with whom Sunrise interacts directly or indirectly through its partners. The risk-management framework provides executive leadership and the Board of Directors with visibility into the key risks to support effective decision making and resource allocation. The risk-management process The risk-management process facilitates the identification, assessment, mitigation, monitoring and reporting of risks from internal and external sources as well as emerging narratives with the potential to impact the business. The risk- management process is ongoing throughout the year and encompasses all business units. Business units are responsible for the identification, assessment and mitigation of risks. The Risk Management team, a second-line function, supports management with their responsibilities, driving consistency of risk assessment and reporting, and challenging risk owners with regard to the adequacy of risk mitigations. Each risk is documented in a risk register capturing relevant details including the owner, assessment rationale, existing mitigations and relevant planned mitigations. Executive Committee members review all relevant risks in their remit as well as the top risks for the business, including the implementation status of any key mitigation plans. At least annually, a consolidated risk report is prepared for the Audit Committee and Board of Directors which details the top risks for Sunrise. Each top risk is assigned to an Executive Committee owner. Principal risk areas The key risks that Sunrise is exposed to and focuses on are discussed as follows. Market dynamics and customer experience Sunrise operates in competitive environments experiencing high promotional intensity and price competition driven by established network operators as well as a growing number of service providers that do not own network infrastructure. Technological innovation, the proliferation of IP- based services and changes to consumer behaviour continue to challenge traditional revenue lines as well as presenting opportunities. Sunrise actively monitors market changes, exploring ways to shape and respond to these through tailored offerings and always putting customer needs first. Sunrise strives to provide top-quality customer service, offering new products and tailored bundles coupled with stable user experiences, personable interactions and loyalty experiences that cannot be found elsewhere. Security and information protection The sophistication and volume of cyber attacks has been increasing globally. Sunrise systems, or those of its business partners, may be targeted by cyber criminals seeking to exploit vulnerabilities in systems or human interfaces resulting in a range of potential impacts including service disruption, fraud perpetration and misuse of information. The company operates a robust information-security framework that meets all applicable regulatory obligations and is designed to identify threats early, allowing appropriate preventative measures to be taken and swift mitigation of incidents. This is also required of all relevant business partners. During 2024 Sunrise again achieved ISO 27001 certification. The security framework is further strengthened by the Sunrise Cyber Defence Center (CDC). The Cyber Defence team consists of the Security Operations Center (SOC) team, which is responsible for monitoring security events and responding to incidents, and the Security Engineering team, which is responsible for managing and mitigating threats and vulnerabilities. As the opportunities presented by new technologies and transformation programmes are assessed, Sunrise seeks to ensure the security, operational and moral consequences are fully understood and appropriate control mechanisms are implemented by design. 26 Sunrise Annual Report 2024 I Operational & Financial Review

Service performance and resilience IT and network infrastructure forms the backbone to service provision for our customers. This infrastructure, whether owned or accessed via a third party, may be vulnerable to disruption or damage from a multitude of events including acute or chronic environmental causes, malicious acts, power outages, security breaches, operational issues, vendor failures or errors. The impacts from disruption can be wide ranging, encompassing harm to the brand and reputation, additional expenditures and even regulatory action. In addition, inability to renew expiring spectrum allocation or technical site leases on favourable terms, or at all, could result in additional costs or service-performance impacts. Critical systems and infrastructure are subject to ongoing assessment to ensure redundancy, resilience and load balancing are appropriately addressed. This mindset also extends to vendor selection and set-up. In addition to the ISO 27001 certification, during 2024, Sunrise also achieved ISO 22301 certification of the Business Continuity Management System and operates a mature crisis- management system. Laws and regulations The telecoms industry is subject to ever-increasing demands which are currently shaping a more restrictive regulatory framework impacting network evolution, service provision, increased network investment costs, increasing costs of compliance and revenue generation. At a local level, consumer concern over non-ionising radiation continues to weigh on decisions over the construction and operation of antennas. Sunrise continues to lobby decision makers and engage with other operators to educate about the implications of proposed regulation which may conflict with the consumer demands for increased network coverage and speed and high data consumption. A mature compliance-management system is in place to manage existing compliance requirements. Geopolitical context The ever-evolving context within which Sunrise operates poses risks that may be amplified by political unrest and geopolitical conflicts. In turn, these may be further intensified by ensuing nation- state sanctions and/or regulatory actions, investor- and customer-driven reactions or opportunism by malicious actors. Principal among these are disruption to global supply chains, heightened volatility of financial markets, increasing longer-term inflation and attacks against critical infrastructure (physical or cyber). Sunrise monitors developments in these areas closely to assess whether further action is required to minimize exposure in the future, for example, by dual sourcing, hedging and security strategies. Financial Sunrise is exposed to a range of financial risks including market, credit and liquidity. See Note 24 of the Financial Statements for more information. Sustainability Sunrise is exposed to a variety or environmental, social and governance risks. Read more in chapter ESG Risk Management of the Sustainability Report and in the TCFD Report. 27 Sunrise Annual Report 2024 I Operational & Financial Review

Financial Review Comparability of future results The following financial review, which should be read in conjunction with the Sunrise consolidated financial statements included in this report, reflects the Sunrise results for the years ended 31 December 2024, 2023 and 2022. During 2022, 2023 and up until 8 November 2024, Sunrise was a wholly-owned subsidiary of Liberty Global. On 8 November 2024, Sunrise completed the spin-off into an independent publicly-owned company. Sunrise entered into a number of agreements with Liberty Global that govern the relationship between Sunrise and Liberty Global after the spin-off, and incurred certain costs related to the spin-off. In addition, following the spin- off, Sunrise started to incur certain ongoing administrative expenses as a result of its status as a separate, publicly traded company. As a result, the historical results of Sunrise operations and the period-to-period comparisons of results presented herein and certain financial data included elsewhere in this annual report may not be indicative of future results. Refer to the rebased financial results of Sunrise included in the Investor Relations Factsheet for more information about the effects of the spin-off and certain related transactions. Factors affecting Sunrise performance Sunrise believes that the key factors affecting its historical and future business and financial performance include: Sunrise-UPC transaction. The combination of the Sunrise legacy mobile franchise with UPC Switzerland’s broadband network, in the Sunrise- UPC transaction that closed in November 2020, created the country’s leading converged telecommunications challenger to the incumbent Swisscom, with opportunities for both revenue growth and cost synergies. Capturing these opportunities required the combined company to invest in integrating operations, and also came with some expected execution challenges, primarily related to preserving ARPUs and elevated customer churn experienced while migrating legacy UPC customers from the higher-priced legacy UPC platform to the Sunrise brand. In addition, the application of acquisition accounting in connection with the Sunrise-UPC transaction had a non-cash effect on post-transaction reported expenses as a result of the elimination of certain legacy Sunrise capitalized contract costs and associated future amortization charges. Commission fees directly attributable to those contracts are capitalized and recognised as expenses over the estimated contract duration, which means that the associated capitalized commission fees are amortized generally over the same period as the recognition of the related revenues. Eliminating the legacy Sunrise capitalized contract costs had the effect of temporarily improving operating margins following the Sunrise-UPC transaction, as Sunrise recognised revenue from the relevant legacy contracts during those periods without the corresponding contract- cost amortization. This effect was most pronounced in 2021, decreased over time as new contract costs were capitalized and, as of 1 January 2024, no longer has an impact. Competition. The Swiss telecommunications market is served by three primary players, Swisscom, Sunrise and Salt, with Swisscom historically holding the largest market share across all services. In each of the periods presented, however, Sunrise has increased its market share in postpaid mobile and broadband services at Swisscom’s expense. Close competition among the three players has resulted in industry pricing pressure leading to decreased industry ARPUs, with each of the three competitors, including Sunrise, introducing flanker brands to provide services at lower prices and engaging in price-based promotions and price-matching offers to win customers. The introduction of a converged service offering under the yallo brand in 2022, which targets the smart-shopper segment, in addition to the mobile-only yallo offering and the converged offering under the Sunrise main brand, has benefited the results of Sunrise for the years ended 31 December 2024, 2023 and 2022. Subscriber base and ARPU in residential services. Sunrise revenues in the residential segment are dependent on its ability to maintain and expand its subscriber base. In addition, Sunrise revenues in this segment are dependent on its ability to balance its service prices with the size of its subscriber base to optimize ARPU, calculated as the average monthly revenue per fixed customer relationship or mobile subscriber, as applicable. Revenues for each of the periods presented were affected by decreases in the subscriber base resulting from expected integration challenges associated with migrating legacy UPC customers in the residential segment to the Sunrise brand following the Sunrise-UPC transaction, as well as lower ARPU resulting from migration of such UPC customers from the higher-priced UPC platform to the Sunrise brand. Sunrise believes that such challenges have now been substantially resolved, which it believes should enable Sunrise to stabilise and grow the Sunrise brand revenues in the residential segment in the near to medium term. Sunrise has been implementing strategies designed to reduce subscriber volume loss and price sensitivity, including premium positioning of the Sunrise brand, promotion of converged subscriptions and introduction of value-added services. Service portfolio and pricing in business services. Compared to its market share in residential services, Sunrise believes that it is currently under- represented in business-customer services, where Swisscom is by far the dominant competitor. Growth 28 Sunrise Annual Report 2024 I Operational & Financial Review

in business- and wholesale-services segment revenues in the periods presented reflected, in part, the success of efforts by Sunrise to capture additional market share in Swiss business services, supported by its robust telecommunications services offerings enhanced by its FMC strategy enabled by the Sunrise-UPC transaction and its evolving portfolio of value-added services (such as security, ICT, consulting and engineering solutions) underpinned by an ecosystem of strategic partners. Such revenue growth also reflects growth in revenues from existing business customers, primarily as a result of the expansion of the businesses of Sunrise customers necessitating additional services, including, primarily, additional mobile-service subscriptions, but also as a result of efforts by Sunrise to cross-sell additional services to existing customers. In the business-services segment, the size of the Sunrise customer base is generally less impacted by its service prices than in the residential segment because Sunrise generally offers its portfolio of services to business customers in customised service packages at negotiated prices, benefiting from volume, usage and bundling discounts. Although certain of the Sunrise business customers may be sensitive to mobile-service price fluctuations, particularly in larger enterprises, the number of mobile-service subscriptions generally fluctuates based on the size of the business customer’s employee base, rather than changes to the Sunrise service prices. Accordingly, in business services, in addition to the ability to maintain and expand its customer base and cross-sell additional services, Sunrise revenues depend on its ability to price its services effectively. Going forward, Sunrise is further focused on leveraging synergies with residential subscribers to acquire small business customers (10 or fewer employees), growing market share among small-medium business customers (11 to 250 employees), including by leveraging residential sales channels, and further increasing its share of wallet of existing enterprise business customers (250 employees and up). Investments in network quality. Sunrise revenues are dependent on its reputation among customers for high mobile and fixed network quality and reliability. While Sunrise does not develop its own network- infrastructure technologies or otherwise conduct meaningful research and development activities, Sunrise contracts with infrastructure-technology providers to purchase and install upgrades and additions to its network infrastructure in order to maintain and enhance the quality and reliability of its telecommunications services. Sunrise undertook capital expenditures in the periods presented to roll out 5G active mobile infrastructure, consisting of network equipment that was sourced and installed primarily by Huawei and embedded in passive tower infrastructure across its mobile network. Such expenditures are expected to taper in the near and medium term as these initiatives progress towards completion. During the periods presented, the capital expenditure profile of Sunrise has also benefited, and is expected to continue to benefit, from its hybrid network infrastructure, which utilises a mix of owned infrastructure, shared antenna sites and supplemental network-access agreements with subscriber-based charges to increase network coverage and enhance service offerings, thereby substantially reducing capital expenditures necessary to support growth. Cost management. Sunrise supports its profitability by managing its cost profile. Capital expenditures in the years ended 31 December 2024, 2023, and 2022 were increased due to costs-to-capture synergies following the Sunrise-UPC transaction, including a related IT transformation and roll out of CPE. Such expenditures are expected to taper in the near and medium term, as these initiatives progress and are completed. Beginning in 2021, Sunrise has also been pursuing automation and IT-simplification initiatives to reduce the cost of certain of its operational processes, in addition to various other operating- expense efficiency initiatives, such as a leaner organizational design implemented at the end of 2023. Such initiatives have benefited Sunrise operating expenditures in the periods presented and are expected to benefit operating expenses in the future. Interest and currency exchange rates. In the periods presented, Sunrise after-tax losses and free cash flows benefited from relatively low interest expense after hedges resulting from a low interest-rate environment prevailing at the time the debt was incurred. While substantially all of Sunrise debt is denominated in EUR or USD and the majority of it bears interest at variable rates, substantially all debt has been swapped into CHF and interest rates had been fixed through hedging arrangements at the time the debt was incurred. As of 31 December 2024, Sunrise had outstanding third-party indebtedness of CHF 4.7 billion, at a weighted- average cost of capital of approximately 3.0% after interest-rate hedges. Sunrise indebtedness outstanding as of 31 December 2024 matures between 2028 and 2031. On 4 February 2025, Sunrise announced the issuance by Sunrise Financing Partnership of a new USD 1,300 million Term Loan B due in 2032. The new loan is structured as a sustainability-linked loan, directly linked to Sunrise sustainability-related company goals and strategy. Proceeds from the new loan will be used to refinance the existing USD Term Loan B maturing in 2029 and partially refinance the existing EUR Term Loan B due in 2029 including associated fees. Debt stack is economically hedged against interest-rate and currency changes until 2029 with the weighted- average cost of debt reduced from 3.0% as of October 2024 to 2.8% following the the transaction. Sunrise will continue to access loan and bond markets opportunistically to term-out debt and optimize pricing. Inflationary environment. In 2022, 2023 and 2024, the Sunrise expense profile was adversely affected 29 Sunrise Annual Report 2024 I Operational & Financial Review

by the global inflationary environment, which, particularly in 2022 and 2023, resulted from global supply-chain issues, the effects of COVID-19 and geopolitical conflicts and tensions. Sunrise primarily experienced inflation in energy costs, which are a significant expense associated with operating the Sunrise fixed and mobile networks, as well as in costs of products and services provided by vendors outside Switzerland, including, among others, IT and call-centre service providers and mobile-device and CPE suppliers. In 2022, 2023 and 2024, such inflation in costs partially offset the benefits of Sunrise-UPC transaction synergies and operating-cost reductions which Sunrise experienced in the same periods. Sunrise believes that inflationary pressures will subside in future periods and the adverse effect of inflation on its cost profile will be reduced.

Financial review

The following financial review, which should be read in conjunction with the Sunrise consolidated financial statements included in this report, is intended to assist in providing an understanding of the results of operations and financial condition and is organized as follows:

- Summary financial information and operating data: This section includes summary financial information and operating data of Sunrise for the years ended 31 December 2024, 2023 and 2022.
- Results of operations: This section provides an analysis of actual results of operations for the years ended 31 December 2024, 2023 and 2022.
- Liquidity and capital resources: This section provides an analysis of corporate and subsidiary liquidity and the consolidated statements of cash flows.
- Quantitative and qualitative disclosures about market risk: This section provides discussion and analysis of the market risks that Sunrise faces.

Certain uppercase terms used below have been defined in the Notes to the consolidated financial statements.

Summary financial information and operating data

The tables below set out summary financial information and operating data of Sunrise for the indicated periods.

Sunrise results have been prepared in accordance with IFRS. The following information should be read in conjunction with the Sunrise consolidated financial statements included in this report. Sunrise historical results are not necessarily indicative of expected future results.

Sunrise Statements of Income or Loss Data:

	Year ended December 31		
in CHF millions	2024	2023	2022
Revenue	3,018.0	3,035.2	3,035.2
Direct costs	(830.1)	(834.6)	(819.6)
Personnel expenses	(407.0)	(416.7)	(438.3)
Other operating income and capitalized labor	68.1	105.7	61.7
Other operating expenses	(696.4)	(758.8)	(750.2)
Operating income before depreciation and amortization	**1,152.6**	**1,130.8**	**1,088.8**
Depreciation of right-of-use assets	(129.7)	(128.0)	(145.4)
Depreciation and amortization	(917.9)	(992.1)	(1,028.8)
Operating income (loss)	**105.0**	**10.7**	**(85.4)**
Financial income	257.7	574.7	456.7
Financial expenses	(742.6)	(957.2)	(340.2)
Share of gains (losses) of equity method investments	1.3	(0.3)	2.2
Income (loss) before taxes	**(378.6)**	**(372.1)**	**33.3**
Income tax benefit	16.7	59.9	50.7
Net income (loss)	**(361.9)**	**(312.2)**	**84.0**

30 **Sunrise Annual Report 2024 I** Operational & Financial Review

Sunrise Cash Flow Data:

	Year ended December 31		
in CHF millions	2024	2023	2022
Net cash provided by operating activities	1,279.1	1,201.5	1,252.7
Net cash used in investing activities	(478.7)	(760.6)	(543.0)
Net cash used in financing activities	(454.4)	(440.1)	(714.0)
Effect of exchange rate changes on cash	1.0	1.7	1.1
Net increase (decrease) in cash and cash equivalents	**347.0**	**2.5**	**(3.2)**

Sunrise Summary Financial Data:

	Year ended December 31		
in CHF millions, except percentages	2024	2023	2022
Revenue	3,018.0	3,035.2	3,035.2
Net income (loss)	**(361.9)**	**(312.2)**	**84.0**
Net income (loss) margin	(12.0)%	(10.3)%	2.8%
Adjusted EBITDAaL[1]	**1,022.1**	**1,043.6**	**1,057.8**
Adjusted EBITDAaL margin	33.9%	34.4%	34.9%
Net cash provided by operating activities	1,279.1	1,201.5	1,252.7
Adjusted Free Cash Flow[2]	**362.5**	**352.5**	**299.5**

[1]Adjusted EBITDAaL is the primary measure used by the Sunrise chief operating decision maker to evaluate operating performance and is also a key factor that is used by the internal decision makers within Sunrise to (i) determine how to allocate resources and (ii) evaluate the effectiveness of Sunrise management for the purposes of annual and other incentive-compensation plans. The Sunrise internal decision makers believe Adjusted EBITDAaL is a meaningful measure because it represents a transparent view of recurring operating performance that is unaffected by the Sunrise capital structure and allows management to (a) readily view operating trends, (b) perform analytical comparisons and benchmarking between segments and (c) identify strategies to improve operating performance. Adjusted EBITDAaL is defined as Adjusted EBITDA after lease-related expenses. Adjusted EBITDA is defined as income (loss) before income-tax benefit (expense), share of losses (gains) of affiliates, financial income, financial expenses, depreciation and amortization, share-based compensation expense, and impairment, restructuring and other operating items. Other operating items include (1) provisions and provision releases related to significant litigation, (2) certain related-party charges and (3) gains and losses on the disposition of long-lived assets. Consolidated Adjusted EBITDA and Adjusted EBITDAaL are non-IFRS measures, which readers should view as a supplement to, and not a substitute for, IFRS measures of profitability included in the Sunrise consolidated financial statements included in this report. Further, the Sunrise definition of Adjusted EBITDAaL and Adjusted EBITDA may differ from the way other companies define and apply their definitions of such terms. The following table provides a reconciliation of net income (loss) to Adjusted EBITDA and Adjusted EBITDAaL:

31 **Sunrise Annual Report 2024 I** Operational & Financial Review

in CHF millions	Year ended December 31 2024	2023	2022
Net income (loss)	(361.9)	(312.2)	84.0
Income tax expense (benefit)	(16.7)	(59.9)	(50.7)
Share of losses (gains) of affiliates	(1.3)	0.3	(2.2)
Financial income	(257.7)	(574.7)	(456.7)
Financial expenses	742.6	957.2	340.2
Operating income (loss)	**105.0**	**10.7**	**(85.4)**
Depreciation and amortization	917.9	992.1	1,046.2
Depreciation of right-of-use assets	129.7	128.0	128.0
Share-based compensation expense	19.1	22.5	30.7
Impairment, restructuring and other operating items	49.8	86.2	149.0
Adjusted EBITDA	**1,221.5**	**1,239.5**	**1,268.5**
Lease-related expenses	(199.4)	(195.9)	(210.7)
Adjusted EBITDAaL	**1,022.1**	**1,043.6**	**1,057.8**

[2]Adjusted Free Cash Flow is defined as net cash provided by operating activities plus (i) operating-related vendor-financed additions (which represents an increase in the period to actual cash available as a result of extending vendor payment terms beyond normal payment terms, which are typically 90 days or less, through non-cash financing activities) and (ii) cash receipts in the period from interest-related derivatives, less (a) cash payments in the period for interest, (b) cash payments in the period for capital expenditures, (c) principal payments on amounts financed by vendors and intermediaries (which represents a decrease in the period to actual cash available as a result of paying amounts to vendors and intermediaries where vendor payments were previously extended beyond the normal payment terms) and (d) principal payments on lease liabilities (which represents a decrease in the period to actual cash available), each as reported in the consolidated statements of cash flows. Sunrise believes its presentation of Adjusted Free Cash Flow, which is a non-IFRS measure, provides useful information to investors because this measure can be used to gauge its ability to (1) service debt and (2) fund new investment opportunities after consideration of all actual cash payments related to its working-capital activities and expenses that are capital in nature, whether paid inside normal vendor payment terms or paid later outside normal vendor payment terms (in which case Sunrise typically pays in less than 365 days). Adjusted Free Cash Flow should not be understood to represent the ability to fund discretionary amounts, as Sunrise has various mandatory and contractual obligations, including debt repayments, that are not deducted to arrive at these amounts. Investors should view Adjusted Free Cash Flow as a supplement to, and not a substitute for, IFRS measures of liquidity included in the Sunrise consolidated statements of cash flows. Further, the Sunrise definition of Adjusted Free Cash Flow may differ from the way other companies define and apply their definition of Adjusted Free Cash Flow. The following table provides a reconciliation of net cash provided by operating activities to Adjusted Free Cash Flow:

in CHF millions	Year ended December 31 2024	2023	2022
Net cash provided by operating activities	1,279.1	1,201.5	1,252.7
Interest paid	(420.2)	(422.5)	(329.3)
Interest-related derivative receipts	172.7	174.5	42.2
Vendor financing additions[i]	363.4	271.2	148.2
Capital expenditures	(541.1)	(468.0)	(417.4)
Principal payments on vendor financing	(377.0)	(296.6)	(284.5)
Payment of lease liabilities	(114.4)	(107.6)	(112.4)
Adjusted Free Cash Flow	**362.5**	**352.5**	**299.5**

32 **Sunrise Annual Report 2024 I** Operational & Financial Review

[i]For the purposes of the Sunrise consolidated statements of cash flows, vendor financing additions represent operating-related expenses financed by an intermediary that are treated as constructive operating cash outflows and constructive financing cash inflows when the intermediary settles the liability with the vendor. When Sunrise pays the financing intermediary, it records financing cash outflows in its consolidated statements of cash flows. For the purposes of its Adjusted Free Cash Flow definition, Sunrise (a) adds in the constructive financing cash inflow when the intermediary settles the liability with the vendor, as its actual net cash available at that time is not affected and (b) subsequently deducts the related financing cash outflow when Sunrise actually pays the financing intermediary, reflecting the actual reduction to its cash available to service debt or fund new investment opportunities.

Sunrise Summary ARPU Data:

	Year ended December 31		
in CHF	2024	2023	2022
Residential customers:			
Fixed Services			
ARPU per Fixed Customer Relationship[1]	**59.08**	**61.78**	**63.31**
Mobile Services			
ARPU per Mobile Subscriber[2]	**29.90**	**31.21**	**32.28**

[1]Average Revenue Per Unit (ARPU) is the average subscription revenue per average fixed customer relationship or mobile subscriber, as applicable. ARPU per fixed customer relationship is calculated by dividing the average subscription revenue from residential fixed services by the average of the opening and ending balances of fixed customer relationships for the period.

[2]ARPU per mobile subscriber is calculated by dividing the average mobile subscription revenue (including interconnect revenue but excluding handset sales and late fees) by the average of the opening and ending balances of mobile subscribers in service for the period.

33 **Sunrise Annual Report 2024 I** Operational & Financial Review

Sunrise Summary Operating Data:

	As of December 31, 2024		
	2024	2023	2022
Residential customers:			
Fixed Services			
Fixed Customer Relationships[1]	1,385,296	1,401,508	1,412,276
Select Fixed RGUs[2]:			
Broadband Internet[3]	1,180,330	1,169,539	1,178,628
Enhanced TV[4]	898,294	914,664	940,549
Mobile Services			
Mobile RGUs[5]	2,347,669	2,298,181	2,256,483
Postpaid Mobile RGUs	2,065,416	1,974,009	1,866,952
Prepaid Mobile RGUs	282,253	324,172	389,531
Fixed-mobile Convergence[6]	57.1%	55.7%	55.1%

Business customers and wholesale:			
Fixed Services[7]			
Fixed Customer Relationships[1]	128,295	110,275	99,745
Select Fixed RGUs[2]:			
Broadband Internet[3]	141,120	120,998	108,966
Enhanced TV[4]	97,438	79,606	68,739
Mobile Services[8]			
Mobile RGUs[5]	784,702	722,618	691,187
Postpaid Mobile RGUs	740,461	673,206	635,299
Prepaid Mobile RGUs	44,241	49,412	55,888
Fixed-mobile Convergence[6]	78.9%	85%	85.7%

[1]Fixed customer relationships represent the number of customers who receive at least one of the Sunrise broadband Internet, TV or fixed-line telephony services, without regard to which or to how many services they subscribe. Fixed customer relationships generally are counted on a unique premises basis. Accordingly, if an individual receives Sunrise services in two premises (e.g., a primary home and a vacation home), that individual generally will count as two fixed customer relationships. Sunrise fixed customer relationships include customers who receive basic cable services (BCS) which are services delivered without the use of encryption-enabling, integrated or virtual technology as well as customers who receive fixed telephony services over Sunrise networks, or that Sunrise services through a partner network.

[2]A fixed RGU is, separately, an Internet subscriber or an enhanced TV subscriber. A home, residential multiple-dwelling unit or commercial unit may contain one or more RGUs. For example, if a residential customer subscribes to the Sunrise broadband Internet service or enhanced TV service, the customer will constitute two RGUs. RGUs generally are counted on a unique premises basis such that a given premise does not count as more than one RGU for any given service. However, if an individual receives one of the services in two premises (e.g., a primary home and a vacation home), that individual will count as two RGUs for that service. Each bundled Internet or enhanced TV service is counted as a separate RGU regardless of the nature of any bundling discount or promotion. Non-paying subscribers are counted as subscribers during their free promotional service period. Some of these subscribers may choose to disconnect after their free service period. Services offered without charge on a long-term basis (e.g., certain preferred subscribers) generally are not counted as RGUs. Free services provided to Sunrise employees generally are counted as RGUs.

[3]Internet Subscribers are homes, residential multiple-dwelling units or commercial units that receive fixed broadband Internet services over Sunrise fixed or mobile networks or that Sunrise services through a partner network.

[4]Enhanced TV subscribers are homes, residential multiple-dwelling units or commercial units that receive Sunrise enhanced TV services, which are TV services delivered through encryption-enabling, integrated or virtual technology over the Sunrise broadband network or through a partner network. Enhanced TV subscribers exclude subscribers that receive BCS, as described above.

34 **Sunrise Annual Report 2024 I** Operational & Financial Review

5A Mobile RGU is a mobile subscriber, which represents an active SIM card in service. A subscriber who has a data and voice plan for a mobile handset and a data plan for a laptop would be counted as two mobile subscribers. Sunrise has both prepaid and postpaid mobile subscribers. Prepaid subscribers are excluded from the mobile-subscriber count after a period of inactivity of 90 days, based on industry standards in Switzerland. 6Fixed-mobile convergence penetration represents the number of customers who subscribe to both a fixed broadband Internet service and a pre- or postpaid mobile-telephony service, divided by the total number of customers who subscribe to fixed broadband Internet service. 7Business-customer and wholesale fixed relationships and fixed RGUs include customers who receive fixed services that are the same or similar to mass-marketed products offered to residential customers. This includes customers who receive discounted services pursuant to a programme Sunrise has in place with their employer, SOHO customers and SMEs (generally defined as businesses with 99 or fewer employees) and does not include services provided to large enterprises (generally defined as businesses with 100 or more employees) or wholesale services. 8Business-customer and wholesale mobile RGUs represent the number of active SIM cards in service that are provided to business and wholesale customers, including customers who receive discounted services pursuant to a programme Sunrise has in place with their employer, SOHO, SME and enterprise customers, as well as to customers who subscribe for mobile services delivered over Sunrise networks through a branded reseller with whom Sunrise contracts, and excluding customers who subscribe for mobile services delivered over Sunrise networks through an MVNO with whom Sunrise contracts, as well as other wholesale customers. Additional general notes to table While Sunrise takes appropriate steps to ensure that subscriber statistics are presented on a consistent and accurate basis at any given balance-sheet date, the variability in (i) the nature and pricing of products and services, (ii) the distribution platform, (iii) billing systems, (iv) bad-debt collection efforts and (v) other factors add complexity to the subscriber-counting process. Sunrise periodically reviews the subscriber- counting policies and underlying systems to improve the accuracy and consistency of the data reported on a prospective basis. Accordingly, Sunrise may from time to time make appropriate adjustments to the subscriber statistics based on those reviews. Results of operations The discussion presented in this section provides an analysis of Sunrise revenue and expenses for the years ended 31 December 2024, 2023 and 2022 as further described in Notes 6, 7 and 8 to the consolidated financial statements. Revenue Sunrise derives revenue primarily from communications services provided to residential and business customers, including mobile, broadband Internet, TV and fixed-line telephony services, and from infrastructure and support functions. Residential customers revenue Residential fixed subscription revenue includes amounts received from subscribers for ongoing services and the recognition of deferred installation revenue over the associated contract period. Residential fixed non-subscription and hardware revenue includes, among other items, channel carriage fees, late fees and revenue from the sale of equipment. Residential subscription revenue from subscribers who purchase bundled services at a discounted rate is generally allocated proportionally to each service based on the standalone price for each individual service. As a result, changes in the standalone pricing of fixed and mobile products or the composition of bundles can contribute to changes in product revenue categories from period to period. Residential mobile subscription revenue includes amounts received from subscribers for ongoing services. Residential mobile non-subscription and hardware revenue includes, among other items, revenue from sales of mobile handsets and other devices. Business customers and wholesale revenue Business-customer and wholesale subscription revenue represents revenue from (i) services provided to SOHO subscribers and (ii) mobile, connectivity and information and communication technology (ICT) services provided to medium and large enterprises. Business-customer and wholesale non-subscription and hardware revenue includes revenue from business broadband Internet, TV, fixed-line telephony, data and ICT services, such as carrier and roaming services, offered to medium and large enterprises and fixed-line and mobile services on a wholesale basis, offered to other operators. Infrastructure and support functions revenue Infrastructure and support function revenue primarily includes Built-to-Suit (BTS) revenue related to mobile towers built by Sunrise and sold to Swiss Towers. 35 Sunrise Annual Report 2024 I Operational & Financial Review

Year ended 31 December 2024 compared to year ended 31 December 2023 Revenue by major category and reportable segment for the indicated periods is set out below: Year ended December 31 Increase (decrease) in CHF millions, except percentages 2024 2023 CHF % Residential customers: Fixed revenue: Subscription 987.8 1,043.1 (55.3) (5.3) Non-subscription and hardware 14.0 18.7 (4.7) (24.9) Mobile revenue: Subscription 833.5 852.8 (19.3) (2.3) Non-subscription and hardware 207.6 199.4 8.2 4.1 Other 130.2 133.1 (2.9) (2.2) Total residential customers revenue 2,173.1 2,247.1 (74.0) (3.3) Business customers and wholesale: Fixed revenue: Subscription 293.4 273.4 20.0 7.3 Non-subscription and hardware 189.6 164.0 25.6 15.6 Mobile revenue: 0.0 Subscription 266.2 254.7 11.5 4.5 Non-subscription and hardware 77.7 81.5 (3.8) (4.7) Other 3.4 3.0 0.4 13.3 Total business customers and wholesale revenue 830.3 776.6 53.7 6.9 Infrastructure and support functions: Other 14.6 11.5 3.1 27.3 Total revenue 3,018.0 3,035.2 (17.2) (0.6) 36 Sunrise Annual Report 2024 I Operational & Financial Review

Residential customers. The details of the decrease in Sunrise residential-customer revenue during the year ended 31 December 2024, compared to the corresponding period in 2023, are set out below:

in CHF millions	Subscription revenue	Non-subscription and hardware revenue	Total
Decrease in residential fixed subscription revenue due to change in:			
Average number of fixed customer relationships[1]	(9.6)	–	(9.6)
ARPU	(45.7)	–	(45.7)
Decrease in residential fixed non-subscription and hardware revenue	–	(4.7)	(4.7)
Total decrease in residential fixed revenue	**(55.3)**	**(4.7)**	**(60.0)**
Increase (decrease) in residential mobile subscriptions revenue due to change in:			
Average number of mobile subscribers[2]	16.4	–	16.4
ARPU	(35.7)	–	(35.7)
Increase in residential mobile non-subscription and hardware revenue	–	8.2	8.2
Total increase (decrease) in residential mobile revenue	**(19.3)**	**8.2**	**(11.1)**
Decrease in other residential revenue	**–**	**(2.9)**	**(2.9)**
Total	**(74.6)**	**0.6**	**(74.0)**

[1]Average number of fixed customer relationships is calculated as the average of the opening and ending balances of fixed customer relationships in the period.
[2]Average number of mobile subscribers is calculated as the average of the opening and ending balances of mobile subscribers in the period.

Residential customers. Total residential-customers revenue decreased CHF 74.0 million or 3.3% during the year ended 31 December 2024, compared to the corresponding period in 2023, primarily due to the net effect of (i) a decrease in fixed subscription revenue due to lower ARPU, mainly driven by higher discounts and migrating legacy UPC customers from the higher-priced legacy UPC platform to the Sunrise brand, which also led to a decrease in the average number of customers and lower variable usage in fixed-line telephony, partially offset by growth in flanker brands (mainly yallo), (ii) a decrease in fixed non-subscription and hardware revenue attributable to lower equipment sales driven by lower hardware-bundling activity and the related revenue-recognition impact, (iii) a decrease in mobile subscription revenue attributable to lower ARPU, mainly driven by higher discounts due to pricing pressure in the market, multi-SIM discounts and flanker brands' share in the base, as well as lower roaming-related revenue partially offset by an increase in the average number of RGUs mainly from growth in flanker brands (mainly yallo), (iv) an increase in mobile non-subscription and hardware revenue, mainly driven by higher handset sales due to higher market demand and new handset options and (v) a decrease in other revenue, mainly due to lower fee-related revenue.

Business customers and wholesale. Total business-customers and wholesale revenue increased CHF 53.7 million or 6.9% during the year ended 31 December 2024, compared to the corresponding period in 2023, primarily due to the net effect of(i) an increase in fixed subscription revenue due to a higher number of business customers, (ii) an increase in fixed non-subscription and hardware revenue due to higher revenue from wholesale services driven by higher voice hubbing activity, (iii) higher mobile subscription revenue due to an increase in the average number of mobile subscribers and an increase in wholesale services driven by higher MVNO-related revenues, (iv) a decrease in mobile non-subscription and hardware revenue due to lower handset sales volumes, mainly due to lower market demand and (v) an increase in other revenue, mainly due to higher fee-related revenue.

Infrastructure and support functions. Total infrastructure and support-functions revenue increased CHF 3.1 million or 27.3% during the year ended 31 December 2024, compared to the corresponding period in 2023, primarily due to higher BTS revenue.

37 **Sunrise Annual Report 2024 I** Operational & Financial Review

2023 compared to 2022 Revenue by major category and reportable segment for the indicated periods is set out below: Year ended December 31 Increase (decrease) in CHF millions 2023 2022 CHF % Residential customers: Fixed revenue: Subscription 1,043.1 1,079.6 (36.5) (3.4) Non-subscription and hardware 18.7 8.7 10.0 114.9 Mobile revenue: Subscription 852.8 854.8 (2.0) (0.2) Non-subscription and hardware 199.4 198.7 0.7 0.4 Other 133.1 133.7 (0.6) (0.4) Total residential customers revenue 2,247.1 2,275.5 (28.4) (1.2) Business customers and wholesale: Fixed revenue: Subscription 273.4 270.0 3.4 1.3 Non-subscription and hardware 164.0 160.6 3.4 2.1 Mobile revenue: Subscription 254.7 240.6 14.1 5.9 Non-subscription and hardware 81.5 80.2 1.3 1.6 Other 3.0 0.9 2.1 233.3 Total business customers and wholesale revenue 776.6 752.3 24.3 3.2 Infrastructure and support functions: Fixed revenue: Subscription 0.0 0.7 (0.7) (100.0) Other 11.5 6.7 4.8 71.6 Total infrastructure and support functions revenue 11.5 7.4 4.1 55.4 Total revenue 3,035.2 3,035.2 0.0 0.0 38 Sunrise Annual Report 2024 I Operational & Financial Review

Residential customers. The details of the decrease in Sunrise residential-customers revenue during 2023, compared to 2022, are set out below:

in CHF millions	Subscription revenue	Non-subscription and hardware revenue	Total
Decrease in residential fixed subscription revenue due to change in:			
Average number of fixed customer relationships[1]	(10.5)	–	(10.5)
ARPU	(26.0)	–	(26.0)
Increase in residential fixed non-subscription and hardware revenue	–	10.0	10.0
Total increase (decrease) in residential fixed revenue	**(36.5)**	**10.0**	**(26.5)**
Increase (decrease) in residential mobile subscription revenue due to change in:			
Average number of mobile subscribers[2]	26.4	–	26.4
ARPU	(28.4)	–	(28.4)
Increase in residential mobile non-subscription and hardware revenue	–	0.7	0.7
Total increase (decrease) in residential mobile revenue	**(2.0)**	**0.7**	**(1.3)**
Decrease in other residential revenue	–	(0.6)	(0.6)
Total	**(38.5)**	**10.1**	**(28.4)**

[1]Average number of fixed customer relationships is calculated as the average of the opening and ending balances of fixed customer relationships in the period.
[2]Average number of mobile subscribers is calculated as the average of the opening and ending balances of mobile subscribers in the period.

Residential customers. Total residential-customers revenue decreased CHF 28.4 million or 1.2% during 2023, compared to 2022, including an increase of CHF 9.2 million attributable to the impact of acquisitions, primarily due to the net effect of (i) a decrease in fixed subscription revenue due to lower ARPU, mainly driven by higher discounts, migrating legacy UPC customers from the higher-priced legacy UPC platform to the Sunrise brand, which led to a decrease in the average number of customers, and lower variable usage in fixed-line telephony, (ii) an increase in fixed non-subscription and hardware revenue attributable to higher equipment sales driven by higher hardware-bundling activity and the related revenue-recognition impact and (iii) a decrease in mobile revenue attributable to lower ARPU, mainly driven by higher discounts due to pricing pressure in the market and lower usage, partially offset by an increase in the average number of mobile subscribers, primarily driven by growth in flanker brands (mainly yallo).

Business customers and wholesale. Total business-customers and wholesale revenue increased CHF 24.3 million or 3.2% during 2023, compared to 2022, primarily due to (i) an increase in mobile subscription revenue due to an increase in the average number of business mobile subscribers and (ii) higher fixed revenue due to an increase in the average number of business customers and higher installation revenue.

Infrastructure and support functions. Total infrastructure and support-functions revenue increased CHF 4.1 million or 55.4% during 2023, compared to 2022, mainly due to higher BTS revenue.

Profit Reconciliation

Direct costs

Direct costs include programming and copyright costs, interconnect and access costs, costs of mobile handsets and other devices and other costs of sales related to Sunrise operations. Programming and copyright costs represent a significant portion of operating costs and are subject to rises in future periods due to various factors, including (i) higher costs associated with the expansion of digital video content, including rights associated with ancillary product offerings and rights that provide for the broadcast of live sporting events, and (ii) rate increases.

Personnel expenses

Personnel expenses include salary and payroll costs, commissions, incentive-compensation costs, deferred labor and contingent labor.

Other operating income and capitalized labor

This line item includes capitalized internal labor and other income primarily related to legal settlements.

39 **Sunrise Annual Report 2024 I** Operational & Financial Review

Other operating expenses

Other expenses include marketing and other sales costs, network operations, customer-service costs, business-service costs, impairment and restructuring, share-based compensation and other general expenses.

Year ended 31 December 2024 compared to year ended 31 December 2023

	Year ended December 31		Increase (decrease)	
in CHF millions, except percentages	2024	2023	CHF	%
Revenue	3,018.0	3,035.2	(17.2)	(0.6)
Direct costs	(830.1)	(834.6)	(4.5)	(0.5)
Personnel expenses	(407.0)	(416.7)	(9.7)	(2.3)
Other operating income and capitalized labor	68.1	105.7	(37.6)	(35.6)
Other operating expenses	(696.4)	(758.8)	(62.4)	(8.2)
Operating income before depreciation and amortization	**1,152.6**	**1,130.8**	**21.8**	**1.9**
Depreciation of RoU assets	(129.7)	(128.0)	1.7	1.3
Depreciation and amortization	(917.9)	(992.1)	(74.2)	(7.5)
Operating income	**105.0**	**10.7**	**94.3**	**881.1**
Financial income	257.7	574.7	(317.0)	(55.2)
Financial expenses	(742.6)	(957.2)	(214.6)	(22.4)
Share of gains (losses) of affiliates, net	1.3	(0.3)	1.6	533.3
Loss before taxes	**(378.6)**	**(372.1)**	**6.5**	**1.8**
Income tax benefit (expense)	16.7	59.9	(43.2)	(72.1)
Net loss	**(361.9)**	**(312.2)**	**49.7**	**15.9**

Direct costs

	Year ended December 31		Increase (decrease)	
in CHF millions, except percentages	2024	2023	CHF	%
Residential customers	515.2	537.6	(22.4)	(4.2)
Business customers and wholesale	299.5	271.0	28.5	10.5
Infrastructure and support functions	15.4	26.0	(10.6)	(40.8)
Total	**830.1**	**834.6**	**(4.5)**	**(0.5)**

Residential customers. Total residential-customers direct costs decreased CHF 22.4 million or 4.2% during the year ended 31 December 2024, compared to the corresponding period in 2023, primarily due to (i) a decrease in interconnect and network-related costs and (ii) lower hardware costs from fixed equipment sales driven by lower hardware-bundling activity.

Business customers and wholesale. Total business-customers and wholesale direct costs increased CHF 28.5 million or 10.5% during the year ended 31 December 2024, compared to the corresponding period in 2023, primarily due to (i) higher voice hubbing costs in line with higher voice hubbing revenue and (ii) overall higher direct costs related to growth in the business-customers and wholesale segment.

Infrastructure and support functions. Total infrastructure and support-functions direct costs decreased CHF 10.6 million or 40.8% during the year ended 31 December 2024, compared to the corresponding period in 2023, primarily due to other non-recurring items offset in indirect costs in 2023.

40 **Sunrise Annual Report 2024 I** Operational & Financial Review

Personnel expenses

in CHF millions, except percentages	Year ended December 31		Increase (decrease)	
	2024	2023	CHF	%
Residential customers	143.6	157.2	(13.7)	(8.7)
Business customers and wholesale	78.8	79.7	(0.8)	(1.0)
Infrastructure and support functions	184.6	179.8	4.9	2.7
Total	**407.0**	**416.7**	**(9.7)**	**(2.3)**

Residential customers. Total residential-customers personnel expenses decreased CHF 13.7 million or 8.7% during the year ended 31 December 2024, compared to the corresponding period in 2023, primarily due to lower payroll expenses as a result of lower residential-customer staffing levels.

Business customers and wholesale. Total business-customers and wholesale personnel expenses decreased CHF 0.8 million or 1.0% during the year ended 31 December 2024, compared to the corresponding period in 2023.

Infrastructure and support functions. Total infrastructure and support-functions personnel expenses increased CHF 4.9 million or 2.7% during the year ended 31 December 2024, compared to the corresponding period in 2023, primarily due to (i) higher pension expenses from a curtailment gain in 2023 due to a restructuring event, partially offset by (ii) lower payroll expenses as a result of lower infrastructure & support staffing levels and (iii) lower incentive-compensation costs driven by share-based compensation.

Other operating income and capitalized labor

in CHF millions, except percentages	Year ended December 31		Increase (decrease)	
	2024	2023	CHF	%
Residential customers	7.5	9.1	(1.6)	(17.6)
Business customers and wholesale	6.0	7.3	(1.3)	(17.8)
Infrastructure and support functions	54.6	89.3	(34.7)	(38.9)
Total	**68.1**	**105.7**	**(37.6)**	**(35.6)**

Residential customers. Total residential-customers other operating income and capitalized labor decreased CHF 1.6 million or 17.6% during the year ended 31 December 2024, compared to the corresponding period in 2023, primarily due to a decrease in capitalizable labor activities.

Business customers and wholesale. Total business-customers and wholesale other operating income and capitalized labor decreased CHF 1.3 million or 17.8% during the year ended 31 December 2024, compared to the corresponding period in 2023, primarily due to a decrease in capitalizable labor activities.

Infrastructure and support functions. Total infrastructure and support-functions other operating income and capitalized labor decreased CHF 34.7 million or 38.7% during the year ended 31 December 2024, compared to the corresponding period in 2023, primarily due to (i) an abandoned lease income in 2023 related to a former office building, (ii) income from legal contingencies in 2023 and (iii) a decrease in capitalizable labor activities in 2024.

Other operating expenses

in CHF millions, except percentages	Year ended December 31		Increase (decrease)	
	2024	2023	CHF	%
Residential customers	265.4	269.4	(4.0)	(1.5)
Business customers and wholesale	43.0	43.0	–	–
Infrastructure and support functions	388.0	446.4	(58.4)	(13.1)
Total	**696.4**	**758.8**	**(62.4)**	**(8.2)**

Residential customers. Total residential-customers other operating expenses decreased CHF 4.0 million or 1.5% during the year ended 31 December 2024, compared to the corresponding period in 2023, primarily due to the net effect of (i) lower marketing costs, (ii) a decrease in contact-centre costs due to lower call volumes, (iii) the phase-out of costs-to-capture synergies related to the customer-migration

41 **Sunrise Annual Report 2024 I** Operational & Financial Review

projects from the Sunrise-UPC transaction, (iv) an increase in expenses for cloud-related projects and (v) an increase due to shop expansions.

Business customers and wholesale. Total business-customers and wholesale other operating expenses remained unchanged during the year ended 31 December 2024, compared to the corresponding period in 2023, due to offsetting effects primarily from (i) lower sales costs driven by commissions and (ii) an increase in expenses for cloud-related projects.

Infrastructure and support functions. Total infrastructure and support-functions other operating expenses decreased CHF 58.4 million or 13.1% during the year ended 31 December 2024, compared to the corresponding period in 2023, primarily due to the net effect of (i) lower restructuring spend, (ii) a decrease in related-party charges from Liberty Global, (iii) a decrease in expenses for contracting services, (iv) a decrease in expenses for cloud-related projects, (v) higher energy costs, (vi) an increase in software- and hardware-related spend and (vii) an increase in bad-debt expense.

Depreciation and amortization. Total depreciation and amortization, including depreciation and amortization of RoU assets, decreased CHF 72.5 million or 6.5% during the year ended 31 December 2024, compared to the corresponding period in 2023, primarily due to the net effect of (i) a decrease associated with certain assets becoming fully depreciated and (ii) an increase associated with property, plant and equipment and intangible asset additions related to the expansion and upgrade of networks and other capital initiatives.

Operating income. Operating income increased CHF 94.3 million or 881.1% during the year ended 31 December 2024, compared to the corresponding period in 2023, driven by the aforementioned changes in revenue and expenses.

Financial income. Financial income decreased CHF 317.0 million or 55.2% during the year ended 31 December 2024, compared to the corresponding period in 2023, primarily due to a decrease in foreign-currency transaction gains, partly offset by an increase in realised and unrealised gains on derivative instruments.

Financial expenses. Financial expenses decreased CHF 214.6 million or 22.4% during the year ended 31 December 2024, compared to the corresponding period in 2023, primarily due to a decrease in realised and unrealised losses on derivative instruments, partly offset by foreign-currency transaction losses.

Income tax benefit (expense). Sunrise recognised income tax benefits of CHF 16.7 million and CHF 59.9 million during the year ended 31 December 2024 and 2023, respectively. The decrease in income tax benefit is primarily due to the tax-audit settlement reached.

Net loss. Net loss increased CHF 49.7 million or 15.9% during the year ended 31 December 2024, compared to the corresponding period in 2023, due to the aforementioned changes in the above items.

Adjusted EBITDAaL. Adjusted EBITDAaL is the primary measure used by the Sunrise chief operating decision maker to evaluate segment operating performance. Consolidated Adjusted EBITDAaL is reconciled to net income (loss) (the most directly comparable IFRS financial measure) within the section Summary financial information and operating data. Consolidated Adjusted EBITDAaL is a non-IFRS measure, which readers should view as a supplement to, and not a substitute for, IFRS measures of performance included in the consolidated statements of income or loss. The following table sets out the Adjusted EBITDAaL of the reportable segments of Sunrise, as well as its Consolidated Adjusted EBITDAaL:

	Year ended December 31		Increase (decrease)	
in CHF millions, except percentages	2024	2023	CHF	%
Residential customers	1,204.4	1,241.0	(36.6)	(2.9)
Business customers and wholesale	401.5	379.0	22.5	5.9
Infrastructure and support functions	(583.8)	(576.4)	(7.4)	(1.3)
Total	**1,022.1**	**1,043.6**	**(21.5)**	**(2.1)**

42 **Sunrise Annual Report 2024 I** Operational & Financial Review

Adjusted EBITDAaL margin. The following table sets out the Adjusted EBITDAaL margins (Adjusted EBITDAaL divided by revenue) of each of the reportable segments: Year ended December 31 2024 2023 Residential customers 55.4% 55.2% Business customers and wholesale 48.4% 48.8% Infrastructure and support functions N.M. N.M. N.M. — not meaningful Residential customers. Total residential-customers Adjusted EBITDAaL decreased CHF 36.6 million or 2.9% during the year ended 31 December 2024, compared to the corresponding period in 2023, primarily due to the net effect of (i) the aforementioned decrease in revenue of CHF 74.0 million or 3.3%, (ii) the aforementioned decrease in direct costs of CHF 22.4 million or 4.2%, (iii) a decrease in indirect costs of CHF 16.0 million or 3.8%, primarily driven by the aforementioned decrease in personnel expenses (excluding expenses for share-based compensation, restructuring and other) and (iv) an increase in lease- related expenses of CHF 1.0 million or 2.0%. The Adjusted EBITDAaL margin increased by 0.2% during the year ended 31 December 2024, as compared to the corresponding period in 2023, due to a lower relative decrease in Adjusted EBITDAaL as compared to revenue. Business customers and wholesale. Total business- customers and wholesale Adjusted EBITDAaL increased CHF 22.5 million or 5.9% during the year ended 31 December 2024, compared to the corresponding period in 2023, primarily due to the net effect of (i) the aforementioned increase in revenue of CHF 53.7 million or 6.9%, (ii) the aforementioned increase in direct costs of CHF 28.5 million or 10.5%, (iii) an increase in indirect costs of CHF 0.4 million or 0.3%, primarily driven by the aforementioned decrease in other operating income and capitalized labor (excluding expenses for share- based compensation, restructuring and other) and (iv) an increase in lease-related expenses of CHF 2.3 million or 20.0%. The Adjusted EBITDAaL margin decreased by 0.4% during the year ended 31 December 2024, compared to the corresponding period in 2023, due to a higher relative increase in Adjusted EBITDAaL as compared to revenue. Infrastructure and support functions. Total infrastructure and support-functions Adjusted EBITDAaL decreased CHF 7.4 million or 1.3% during the year ended 31 December 2024, compared to the corresponding period in 2023, primarily due to the net effect of (i) the aforementioned increase in revenue of CHF 3.1 million or 27.3%, (ii) the aforementioned decrease in direct costs of CHF 10.6 million or 40.8%, and (iii) an increase in indirect costs of CHF 20.9 million or 4.9%, primarily driven by the aforementioned increase in personnel expenses, the aforementioned decrease in other operating income and capitalized labor and the increase in other operating expenses (excluding, in each case, expenses for share-based compensation, restructuring and other). 43 Sunrise Annual Report 2024 I Operational & Financial Review

2023 compared to 2022

in CHF millions, except percentages	Year ended December 31 2023	2022	Increase (decrease) CHF	%
Revenue	3,035.2	3,035.2	–	–
Direct costs	(834.6)	(819.6)	15.0	1.8
Personnel expenses	(416.7)	(438.3)	(21.6)	(4.9)
Other operating income and capitalized labor	105.7	61.7	44.0	71.3
Other operating expenses	(758.8)	(750.2)	8.6	1.1
Operating income before depreciation and amortization	**1,130.8**	**1,088.8**	**42.0**	**3.9**
Depreciation of RoU assets	(128.0)	(145.4)	(17.4)	(12.0)
Depreciation and amortization	(992.1)	(1,028.8)	(36.7)	(3.6)
Operating income	**10.7**	**(85.4)**	**96.1**	**112.5**
Financial income	574.7	456.7	118.0	25.8
Financial expenses	(957.2)	(340.2)	617.0	181.4
Share of gains (losses) of affiliates, net	(0.3)	2.2	(2.5)	(113.6)
Loss before taxes	**(372.1)**	**33.3**	**(405.4)**	**(1,217.4)**
Income tax benefit (expense)	59.9	50.7	9.2	18.1
Net loss	**(312.2)**	**84.0**	**(396.2)**	**(471.7)**

Direct costs

in CHF millions, except percentages	Year ended December 31 2023	2022	Increase (decrease) CHF	%
Residential customers	537.6	538.4	(0.8)	(0.1)
Business customers and wholesale	271.0	267.7	3.3	1.2
Infrastructure and support functions	26.0	13.5	12.5	92.6
Total	**834.6**	**819.6**	**15.0**	**1.8**

Residential customers. Total residential-customers direct costs decreased CHF 0.8 million or 0.1% during 2023, compared to 2022, including a decrease of CHF 17.2 million attributable to the impact of the EBLT partner-network acquisition and the resulting elimination of previously incurred direct costs. Excluding this impact, the increase in direct costs is primarily due to the net effect of (i) higher costs related to certain bundled product offerings, mainly driven by higher hardware-bundling activity, and (ii) lower TV programming spend.

Business customers and wholesale. Total business-customers and wholesale direct costs increased CHF 3.3 million or 1.2% during 2023, compared to 2022, primarily due to higher installation costs.

Infrastructure and support functions. Total infrastructure and support-functions direct costs increased CHF 12.5 million or 92.6% during 2023, compared to 2022, primarily due to (i) higher BTS-related costs, (ii) inflation and (iii) other non-recurring items offset in indirect costs.

44 **Sunrise Annual Report 2024 I** Operational & Financial Review

Personnel expenses

	Year ended December 31		Increase (decrease)	
in CHF millions, except percentages	2023	2022	CHF	%
Residential customers	157.2	157.9	(0.7)	(0.4)
Business customers and wholesale	79.7	78.7	1.0	1.2
Infrastructure and support functions	179.8	201.7	(21.9)	(10.9)
Total	**416.7**	**438.3**	**(21.6)**	**(4.9)**

Residential customers. Total residential-customers personnel expenses decreased CHF 0.7 million or 0.4% during 2023, as compared to 2022, including an increase of CHF 2.5 million attributable to the impact of acquisitions (representing higher contract-cost amortization in 2023 due to acquisition accounting in the Sunrise-UPC transaction). Excluding this impact, the decrease in personnel expenses is primarily attributable to lower payroll expenses due to lower residential-customer staffing levels.

Business customers and wholesale. Total business-customers and wholesale personnel expenses increased CHF 1.0 million or 1.2% during 2023, compared to 2022, including an increase of CHF 1.6 million attributable to the impact of acquisitions (representing higher contract-cost amortization in 2023 due to acquisition accounting in the Sunrise-UPC transaction). Excluding this impact, the decrease in personnel expenses is primarily attributable to lower payroll expenses due to lower business-customer and wholesale staffing levels.

Infrastructure and support functions. Total infrastructure and support-functions personnel expenses decreased CHF 21.9 million or 10.9% during 2023, compared to 2022, primarily due to (i) lower pension costs driven by the merger of the Sunrise and UPC pension plans in 2022 and (ii) a decrease in incentive-compensation costs driven by lower share-based compensation expense.

Other operating income and capitalized labor

	Year ended December 31		Increase (decrease)	
in CHF millions, except percentages	2023	2022	CHF	%
Residential customers	9.1	8.5	0.6	7.1
Business customers and wholesale	7.3	7.4	(0.1)	(1.4)
Infrastructure and support functions	89.3	45.8	43.5	95.0
Total	**105.7**	**61.7**	**44.0**	**71.3**

Residential customers. Total residential-customers other operating income and capitalized labor increased CHF 0.6 million or 7.1% during 2023, compared to 2022, primarily due to an increase in capitalizable labor activities.

Business customers and wholesale. Total business-customers and wholesale other operating income and capitalized labor decreased CHF 0.1 million or 1.4% during 2023, compared to 2022, primarily due to a decrease in capitalizable labor activities.

Infrastructure and support functions. Total infrastructure and support-functions other operating income and capitalized labor increased CHF 43.5 million or 95.0% during 2023, as compared to 2022, primarily due to (i) CHF 20.0 million of abandoned-lease income in 2023 related to a former office building, (ii) CHF 17.2 million of income in 2023 related to an advance payment by Swisscom for an undisputed amount of overpayments by Sunrise for use of Swisscom's copper network between 2013 and 2016 and (iii) an increase in capitalizable labor activities.

45 **Sunrise Annual Report 2024 |** Operational & Financial Review

Other operating expenses

in CHF millions, except percentages	Year ended December 31 2023	2022	Increase (decrease) CHF	%
Residential customers	269.4	268.4	1.0	0.4
Business customers and wholesale	43.0	40.4	2.6	6.4
Infrastructure and support functions	446.4	441.4	5.0	1.1
Total	**758.8**	**750.2**	**8.6**	**1.1**

Residential customers. Total residential-customers other operating expenses increased CHF 1.0 million or 0.4% during 2023, compared to 2022, including an increase of CHF 7.3 million attributable to the impact of acquisitions (representing higher contract-cost amortization in 2023 due to acquisition accounting in the Sunrise-UPC transaction and, to a lesser extent, the EBLT partner-network acquisition). Excluding this impact, the decrease in other operating expenses is primarily due to lower marketing costs due to the phase-out of costs-to-capture synergies related to the rebranding after the Sunrise-UPC transaction, partially offset by higher consultancy and outsourcing spend.

Business customers and wholesale. Total business-customers and wholesale other operating expenses increased CHF 2.6 million or 6.4% during 2023, compared to 2022, primarily due to higher consultancy and outsourcing spend.

Infrastructure and support functions. Total infrastructure and support-functions other operating expenses increased CHF 5.0 million or 1.1% during 2023, compared to 2022, including an increase of CHF 4.5 million attributable to the impact of the EBLT partner-network acquisition. Excluding this impact, the increase in other operating expenses is primarily due to higher energy costs.

Depreciation and amortization. Total depreciation and amortization, including depreciation and amortization of RoU assets, decreased CHF 54.1 million or 4.6% during 2023, compared to 2022, primarily due to the net effect of (i) a decrease associated with certain assets becoming fully depreciated and (ii) an increase associated with property, plant and equipment and intangible asset additions related to the installation of CPE, the expansion and upgrade of networks and other capital initiatives.

Operating income (loss). Operating income (loss) increased CHF 96.1 million or 112.5% during 2023, compared to 2022, driven by the aforementioned changes in revenue and expenses.

Financial income. Financial income increased CHF 118.0 million or 25.8% during 2023, compared to 2022, primarily due to the net effect of (i) an increase in foreign-currency transaction gains related to non-CHF-denominated third-party debt driven by the positive impact of changes in foreign-currency exchange rates and (ii) a decrease in realised and unrealised gains on derivative instruments, mainly driven by changes in foreign-currency exchange rates.

Financial expenses. Financial expenses increased CHF 617.0 million or 181.4% during 2023, compared to 2022, primarily due to higher realised and unrealised losses on derivative instruments, mainly driven by changes in foreign-currency exchange rates.

Income tax benefit. Sunrise recognised income tax benefits of CHF 59.9 million and CHF 50.7 million during 2023 and 2022, respectively. The income tax benefit during 2023 differs from the expected income tax benefit of CHF 68.4 million (based on the Swiss domestic income tax rate of 18.4%), primarily due to the impact of non-deductible items. The income tax benefit during 2022 differs from the expected income tax expense of CHF 6.1 million (based on the Swiss domestic income tax rate of 18.4%), primarily due to changes in the recognition of deferred tax assets, partially offset by the effect of income taxed at differing tax rates.

Net income (loss). Net income (loss) decreased CHF 396.2 million or 471.7% during 2023, compared to 2022, due to the aforementioned changes in the above items.

Adjusted EBITDAaL. Adjusted EBITDAaL is the primary measure used by the Sunrise chief operating decision maker to evaluate segment operating performance. Consolidated Adjusted EBITDAaL is reconciled to net income (loss) (the most directly comparable IFRS financial measure) within the section Summary financial information and operating data of Sunrise. Consolidated Adjusted EBITDAaL is a non-IFRS measure, which readers should view as a supplement to, and not a substitute for, IFRS measures of performance included in the consolidated statements of operations. The following table sets out the Adjusted EBITDAaL of the reportable segments of Sunrise, as well as its Consolidated Adjusted EBITDAaL:

46 **Sunrise Annual Report 2024 I** Operational & Financial Review

Year ended December 31 Increase (decrease) in CHF millions, except percentages 2023 2022 CHF % Residential customers 1,241.0 1,279.4 (38.4) (3.0) Business customers and wholesale 379.0 362.5 16.5 4.6 Infrastructure and support functions (576.4) (584.1) 7.7 1.3 Total 1,043.6 1,057.8 (14.2) (1.3) Adjusted EBITDAaL margin. The following table sets out the Adjusted EBITDAaL margins (Adjusted EBITDAaL divided by revenue) of each of the reportable segments: Year ended December 31 2023 2022 Residential customers 55.2% 56.2% Business customers and wholesale 48.8% 48.2% Infrastructure and support functions N.M. N.M. Residential customers. Total residential-customers Adjusted EBITDAaL decreased CHF 38.4 million or 3.0% during 2023, compared to 2022, primarily due to the net effect of (i) the aforementioned decrease in revenue of CHF 28.4 million or 1.2%, (ii) flat direct costs, (iii) flat indirect costs and (iv) an increase in lease-related expenses of CHF 11.1 million or 28.0%, primarily driven by additional leased lines. The Adjusted EBITDAaL margin decreased by 1.0% during 2023, compared to 2022, due to a higher relative decrease in Adjusted EBITDAaL compared to revenue. Business customers and wholesale. Total business- customers and wholesale Adjusted EBITDAaL increased CHF 16.5 million or 4.6% during 2023, compared to 2022, primarily due to the net effect of (i) the aforementioned increase in revenue of CHF 24.3 million or 3.2%, (ii) the aforementioned increase in direct costs of CHF 3.3 million or 1.2% and (iii) an increase in indirect costs of CHF 3.7 million or 3.3%, primarily driven by the aforementioned increase in other operating expenses (excluding expenses for share-based compensation, restructuring and other). The Adjusted EBITDAaL margin increased by 0.6% during 2023, compared to 2022, due to a higher relative increase in Adjusted EBITDAaL compared to revenue. Infrastructure and support functions. Total infrastructure and support-functions Adjusted EBITDAaL increased CHF 7.7 million or 1.3% during 2023, compared to 2022, primarily due to the net effect of (i) the aforementioned increase in revenue of CHF 4.1 million or 55.4%, (ii) the aforementioned increase in direct costs of CHF 12.5 million or 92.6%, (iii) an increase in indirect costs of CHF 10.6 million or 2.5%, reflecting the net effect of the aforementioned decrease in personnel expenses, the aforementioned increase in other operating income and capitalized labor and the aforementioned increase in other operating expenses (excluding, in each case, expenses for share-based compensation, restructuring and other) and (iv) a decrease in lease-related expenses of CHF 26.7 million or 16.6%, primarily due to the consolidation of the headquarters after the Sunrise- UPC transaction. 47 Sunrise Annual Report 2024 I Operational & Financial Review

Liquidity and capital resources Sources and uses of cash Cash and cash equivalents At 31 December 2024, Sunrise had cash and cash equivalents of CHF 351.8 million, most of which were held by its subsidiaries. The terms of the instruments governing the indebtedness of certain of these subsidiaries may restrict the ability of Sunrise to access the liquidity of these subsidiaries. In addition, its ability to access the liquidity of its subsidiaries may be limited by tax, legal considerations and other factors. Corporate liquidity of Sunrise As Sunrise typically does not hold significant amounts of cash and cash equivalents at the corporate level, its primary source of corporate liquidity consists of, subject to the restrictions noted above, proceeds in the form of distributions or loans from its subsidiaries. From time to time, Sunrise may also supplement its sources of corporate liquidity with net proceeds received in connection with the issuance of debt instruments. No assurance can be given that any external funding will be available on favourable terms, or at all. The corporate liquidity requirements of Sunrise include (i) corporate general and administrative expenses, (ii) interest payments on the Sunrise Holding Senior Notes and (iii) dividends and other returns of capital. From time to time, Sunrise may also require cash in connection with (i) the repayment of third-party debt (including the repurchase or exchange of outstanding debt securities in the open market or privately-negotiated transactions) and, until the spin-off, related-party debt, (ii) the satisfaction of contingent liabilities, (iii) acquisitions, (iv) other investment opportunities or (v) income tax payments. Liquidity of consolidated operating entities In addition to cash and cash equivalents, the primary source of liquidity of consolidated operating entities is cash provided by operations and any borrowing availability under the Sunrise Holding Bank Facility. The liquidity of the consolidated operating entities of Sunrise is generally used to fund (i) property and equipment additions, (ii) debt-service requirements, (iii) payments required by derivative instruments and (iv) payments associated with defined-benefit plans, as well as to settle certain commitments that are not included in the 31 December 2024, consolidated statement of financial condition. In this regard, Sunrise has significant commitments related to certain operating costs associated with networks, purchase obligations associated with CPE, certain service-related commitments, programming-studio output and sports-rights contracts. These obligations are expected to represent a significant liquidity requirement of Sunrise consolidated operating entities, a significant portion of which is due over the next 12 to 24 months. From time to time, the consolidated operating entities of Sunrise may also require liquidity in connection with (i) acquisitions and other investment opportunities, (ii) loans and capital distributions to their intermediate holding companies or (iii) the satisfaction of contingent liabilities. No assurance can be given that any external funding will be available to its consolidated operating entities on favourable terms, or at all. For additional information regarding the Sunrise consolidated cash flows, see the commentary in the section Consolidated Statements of Cash Flows below. Capitalization At 31 December 2024, the outstanding principal amount of Sunrise consolidated third-party debt, together with the present value of its lease obligations, aggregated CHF 5.9 billion, including CHF 0.6 billion that is classified as current in the consolidated statement of financial condition. In respect of the refinancing announced 4 February 2025, Sunrise has an extended maturity runway with no short-term maturities (c. 74% of debt becoming due after 2029 and c. 26% of debt now becoming due in 2032). As of 31 December 2024, Sunrise was in compliance with its debt covenants. In addition, Sunrise does not anticipate any instances of non-compliance with respect to any debt covenants that would have a material adverse impact on its liquidity during the next 12 months. Notwithstanding its negative working-capital position at 31 December 2024, Sunrise believes it has sufficient resources to repay or refinance the current portion of its debt and lease obligations and to fund foreseeable liquidity requirements during the next 12 months. However, as maturing debt grows in later years, Sunrise anticipates it will seek to refinance or otherwise extend its debt maturities. No assurance can be given that Sunrise will be able to complete these refinancing transactions or otherwise extend its debt maturities. In this regard, it is not possible to predict how political and economic conditions, sovereign-debt concerns or any adverse regulatory developments could impact the credit markets Sunrise accesses and, accordingly, its future liquidity and financial position. The ability of Sunrise to access debt financing on favourable terms, or at all, could be adversely impacted by (i) the financial failure of any of its counterparties, which could reduce amounts available under committed credit facilities and adversely impact its ability to access cash deposited with any failed financial institution and (ii) tightening of the credit markets. In addition, sustained or increased competition, particularly in combination with adverse economic or regulatory developments, could have an unfavourable impact on Sunrise cash flows and liquidity. 48 Sunrise Annual Report 2024 I Operational & Financial Review

For additional information regarding debt and lease obligations, see Notes 23 and 13, respectively, to the consolidated financial statements. Consolidated statements of cash flows Year ended 31 December 2024 compared to year ended 31 December 2023 Summary. The consolidated statements of cash flows for the years ended 31 December 2024 and 2023, are summarised as follows: Year ended December 31 in CHF millions 2024 2023 Change Net cash provided by operating activities 1,279.1 1,201.5 77.6 Net cash used in investing activities (478.7) (760.6) 281.9 Net cash used in financing activities (454.4) (440.1) (14.3) Effect of exchange rate changes on cash 1.0 1.7 (0.7) Net increase (decrease) in cash and cash equivalents 347.0 2.5 344.5 Operating activities. The increase in net cash provided by operating activities is primarily attributable to the net effect of (i) an increase in cash provided by working-capital items and (ii) an increase in cash provided due to higher net cash receipts related to foreign currency derivative instruments. Investing activities. The decrease in net cash used by investing activities is primarily attributable to the net effect of (i) a decrease in cash used of CHF 85.1 million associated with lower net cash paid for acquisitions related to the acquisition of the EBLT partner network in 2023 and (ii) an increase in cash used of CHF 73.1 million due to higher capital expenditures, primarily due to the timing of payments for capital-related accrued liabilities and increased spend related to assets acquired under vendor financing partially offset by lower property, plant and equipment and intangible asset additions mainly from the phase-out of costs-to-capture synergies related to the Sunrise-UPC transaction. The capital expenditures Sunrise reports in its consolidated statements of cash flows do not include amounts that are financed under capital-related vendor financing. Instead, these amounts are reflected as non-cash additions to property and equipment when the underlying assets are delivered and as repayments of debt when the principal is repaid. A reconciliation of Sunrise consolidated property and equipment additions to the capital expenditures reported in the consolidated statements of cash flows is set out below: Year ended December 31 in CHF millions 2024 2023 Property, plant and equipment and intangible asset additions 509.9 537.7 Assets acquired under vendor financing (52.1) (77.6) Changes in current liabilities related to capital expenditures (including related-party amounts) 83.3 7.9 Capital expenditures 541.1 468.0 The decrease in property, plant and equipment and intangible asset additions during the year ended 31 December 2024, compared to the corresponding period in 2023, is primarily attributable to the net effect of (i) a decrease from the phase-out of costs- to-capture synergies related to the Sunrise-UPC transaction, (ii) an increase in baseline expenditures, including network improvements and expenditures for property, facilities and information-technology systems, and (iii) an increase in expenditures for new- build and upgrade projects. During the year ended 31 December 2024 and 2023, Sunrise property, plant and equipment and intangible asset additions represented 16.9% and 17.7% of revenue, respectively. Financing activities. The increase in net cash used by financing activities is primarily attributable to (i) repayments of debt of CHF 1,064.7 million and (ii) an increase of CHF 63 million in cash paid for principal- related derivative instruments, partly offset by (iii) cash received in the form of a capital contribution from the former parent of CHF 1,106.2 million. 49 Sunrise Annual Report 2024 I Operational & Financial Review

2023 compared to 2022 Summary. The 2023 and 2022 consolidated statements of cash flows are summarised as follows: Year ended December 31 in CHF millions 2023 2022 Change Net cash provided by operating activities 1,201.5 1,252.7 (51.2) Net cash used in investing activities (760.6) (543.0) (217.6) Net cash used in financing activities (440.1) (714.0) 273.9 Effect of exchange rate changes on cash 1.7 1.1 0.6 Net increase (decrease) in cash and cash equivalents 2.5 (3.2) 5.7 Operating activities. The increase in net cash provided by operating activities is primarily attributable to (i) an increase in cash provided due to higher net cash receipts related to derivative instruments and (ii) an increase in cash provided by working-capital items driven by the positive impact of the timing of cash payments and receipts of operating assets and liabilities, which more than offset the negative impact of CHF 110.3 million of proceeds related to the sale of certain handset receivables in 2022. Investing activities. The increase in net cash used by investing activities is primarily attributable to the net effect of (i) an increase in cash used of CHF 133.8 million due to higher net advances to related parties, (ii) an increase in cash used of CHF 85.1 million associated with higher net cash paid for acquisitions associated with the acquisition of the EBLT partner network, (iii) an increase in cash used of CHF 50.6 million due to higher capital expenditures due to the timing of payments for capital-related accrued liabilities and (iv) a decrease in cash used of CHF 35.8 million associated with lower cash paid for equity-accounted investees related to the acquisition of CH Media TV AG in 2022. The capital expenditures Sunrise reports in its consolidated statements of cash flows do not include amounts that are financed under capital-related vendor financing. Instead, these amounts are reflected as non-cash additions to property and equipment when the underlying assets are delivered and as repayments of debt when the principal is repaid. A reconciliation of consolidated property and equipment additions to the capital expenditures reported in the consolidated statements of cash flows is set out below: Year ended December 31 in CHF millions 2023 2022 Property, plant and equipment and intangible asset additions 537.7 698.6 Assets acquired under vendor financing (77.6) (117.5) Changes in current liabilities related to capital expenditures (including related-party amounts) 7.9 (163.7) Capital expenditures 468.0 417.4 The decrease in property, plant and equipment and intangible asset additions during 2023, compared to 2022, is primarily attributable to the net effect of (i) a decrease related to the acquisition of broadcasting rights for the Swiss Ice Hockey Federation in 2022, (ii) a decrease in expenditures to support new customer products and operational-efficiency initiatives, (iii) a decrease in expenditures for new- build and upgrade projects and (iv) an increase in expenditures for the purchase and installation of CPE. In 2023 and 2022, property, plant and equipment and intangible asset additions represented 17.7% and 23.0% of revenue, respectively. Financing activities. The decrease in net cash used by financing activities is primarily attributable to the net effect of (i) a decrease in cash used of CHF 899.4 million due to lower net repayments of third-party debt, (ii) an increase in cash used of CHF 806.6 million due to lower related-party receipts, (iii) a decrease in cash used of CHF 132.3 million due to higher cash receipts of interest related to derivative instruments, (iv) a decrease in cash used of CHF 110.9 million due to lower net repayments of vendor financing and (v) an increase in cash used of CHF 93.2 million due to higher payments of interest driven by higher weighted-average interest rates and a higher average outstanding-debt balance. Quantitative and qualitative disclosures about market risk Sunrise is exposed to market risk in the normal course of business operations due to its ongoing investing and financing activities. Market risk refers to the risk of loss arising from adverse changes in 50 Sunrise Annual Report 2024 I Operational & Financial Review

foreign-currency exchange rates and interest rates. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future profits. Sunrise has established policies, procedures and processes governing the management of market risks and the use of derivative instruments to manage exposure to such risks.

Cash

Sunrise invests its cash in highly liquid instruments that meet high credit-quality standards. At 31 December 2024, substantially all of the consolidated cash balance of Sunrise was denominated in Swiss francs.

Foreign-currency risk

Refer to Note 24 Financial Instruments & Risk in the Notes to the consolidated financial statements.

Interest-rate risk

Refer to Note 24 Financial Instruments & Risk in the Notes to the consolidated financial statements.

Projected cash flows associated with derivative instruments

The following table provides information regarding the projected cash flows associated with derivative instruments. The Swiss-franc equivalents presented below are based on interest-rate projections and exchange rates as of 31 December 2024. These amounts are presented for illustrative purposes only and will likely differ from the actual cash payments or receipts required in future periods. For additional information regarding derivative instruments, including counterparty credit risk, see Note 24 Financial Instruments & Risk in the consolidated financial statements.

	Payments (receipts) due during:						
in CHF millions	2025	2026	2027	2028	2029	2030	**Total**
Projected derivative cash payments (receipts), net:							
Interest-related[1]	(32.00)	(99.00)	(98.00)	(94.00)	(40.00)	–	(363.00)
Principal-related[2]	45.00	69.00	–	12.00	113.00	–	240.00
Other[3]	(3.00)	–	–	–	–	–	(3.00)
Total	**11.00**	**(30.00)**	**(98.00)**	**(82.00)**	**73.00**	**–**	**(126.00)**

[1]Includes (i) the cash flows of interest-rate cap, floor and swap contracts and (ii) the interest-related cash flows of cross-currency and interest-rate swap contracts.
[2]Includes the principal-related cash flows of cross-currency swap contracts.
[3]Includes amounts related to foreign-currency forward contracts.

51 **Sunrise Annual Report 2024 I** Operational & Financial Review

52 Sunrise Annual Report 2024 I Sustainability Message to Stakeholders 55 Sustainability at Sunrise 57 People 70 People attraction, development and retention 70 Diversity, equity and inclusion 74 Employees’ health and well-being 77 Planet 79 Energy use and climate protection 79 Product design and circular economy 82 Non-ionising radiation (NIR) 85 Progress 86 Network quality and reliability 86 Digitalisation and innovation 88 User protection and satisfaction 91 Governance 93 Privacy and data security 93 Business ethics and governance 95 Responsible supply chain 96 Annex 98 Limited assurance report 123 Shareholder Letter Sunrise at a glance Operational & Financial Review Sustainability Corporate Governance Compensation Report Financial Statements A glimpse at the future with the next generation: National Future Career Day.

Sustainability Facts and Figures 53 Sunrise Annual Report 2024 I Sustainability 100% renewable electricity -37% Scope 1 & 2 emissions (market- based) compared to base year 2022 -10% Scope 3 emissions compared to base year 2022 SBTi validated Scope 1,2 & 3 near-term reduction targets >12,000 devices returned via trade-in programmes 100% all-electric cars more than 2,300 network components reused 95% Renewable sources 5% Non-renewable sources Energy consumption

54 Sunrise Annual Report 2024 I Sustainability ISO 27001 certified ISO 22301 certified ISO 14001 certified 100% success rate: all vocational trainees passed final exams Engagement Score in top 25% of peers EcoVadis platinum medal 99.9% network coverage (mobile and fixed connectivity) 30% 70%

Message to Stakeholders Dear Readers, We are pleased to share with you the key initiatives and achievements from the latest Sunrise Sustainability Report. 2024 has been pivotal in refining our approach to sustainability, ensuring that we not only meet evolving regulatory requirements but continue to proactively address ever increasing environmental, social and governance challenges. Our commitment to sustainability remains steadfast, and we are excited to highlight our progress across several key areas. In response to the dynamic sustainability landscape, we have undertaken a comprehensive reassessment of our previous double materiality from the year 2022. This process has enabled us to refine our sustainability strategy, ensuring that we are well- positioned for the future, especially considering new non-financial reporting regulations following the spin-off from Liberty Global in November 2024. We have reviewed existing material topics for their continued relevance and integrated new, critical measures. As a result, we have introduced important topics such as "User Protection and Satisfaction" and "Non-Ionising Radiation (NIR)," while consolidating and elevating the significance of supply-chain- related issues. These strategic enhancements reflect our dedication to responsible business practices and long-term value creation. TCFD and net-zero commitments We have made significant strides with the Climate- Related Financial Disclosures (TCFD) framework which is integrated in this report. We successfully completed a qualitative scenario analysis, conducted with the support of external experts. This analysis has provided us with a detailed understanding of both physical and transition risks and opportunities, enabling us to review and implement relevant mitigation measures. Looking ahead, we will conduct a quantitative risk assessment to further strengthen our approach to climate-related challenges. Additionally, we are refining our carbon transition plan in alignment with Switzerland’s 2050 net-zero strategy. A crucial aspect of this effort was the submission and validation of our near-term targets by the Science Based Targets initiative (SBTi), which also includes comprehensive Scope 3 emissions- reduction goals. A circular economy is fundamental to the Sunrise sustainability strategy. This year, we launched several initiatives aimed at keeping our products in use and within the cycle for as long as possible. Our ambition for the coming year is to collaborate closely with business units and our partners to develop a comprehensive, long-term strategy focused on resource efficiency, emissions reduction and innovation. «By integrating circular economy principles into the Sunrise operations, we are driving forward-thinking solutions that not only benefit our business but also contribute positively to the environment and society.» Thomas D. Meyer, Chair of the Audit Committee B2B operations and supply-chain management Sustainability is increasingly embedded within B2B operations. We are currently conducting a screening of our B2B portfolio to identify key impact areas, ensuring that sustainability considerations are integrated across our business activities. In addition, we have intensified our supplier engagement programme, assessing over 100 suppliers on environmental and social criteria. To enhance efficiency and transparency, we are automating supplier assessments through digital tools and data- collection processes. These efforts reinforce our commitment to responsible sourcing and ethical supply-chain management. We are aware that the current geopolitical environment may have an impact on our Scope 3 activities. Commitment to diversity, equity and inclusion Fostering an inclusive and equitable workplace remains a top priority. We placed a strong emphasis on advancing gender representation within the organization and successfully met our 2024 goals through several targeted initiatives. These included increased accountability for leaders, dedicated recruiter training and a reinforced focus on talent development within the company. Additionally, we are proud to have already exceeded our inclusion score target for 2025, demonstrating meaningful progress in our diversity, equity and inclusion (DE&I) 55 Sunrise Annual Report 2024 I Sustainability

efforts. Overall, our approach to DE&I is deeply integrated into our organizational processes and daily decision-making, and adding value in the most relevant areas. Beyond our internal initiatives, we continue to expand our digital inclusion programmes and encourage employee involvement through volunteering. Recognition Our efforts have garnered external recognition, with a notable improvement in our CDP rating from D to B and a platinum medal awarded by EcoVadis, placing Sunrise in the top 1% of globally rated companies. Additionally, we have achieved ISO 27001, ISO 22301 and ISO 14001 certifications, reflecting our dedication to sustainable, high-quality service for our customers. We are proud of our sustainability achievements to date, and recognise that our journey is ongoing. The challenges ahead require continuous innovation, collaboration and accountability. We remain committed to advancing our sustainability strategy and driving meaningful impact across all aspects of our business. Sincerely, Thomas D. Meyer Chair of the Audit Committee 56 Sunrise Annual Report 2024 I Sustainability

Sustainability at Sunrise

Sustainability strategy

Materiality assessment and matrix

During the reporting year, Sunrise carried out a comprehensive reassessment of its previous double materiality from the year 2022. On one hand, Sunrise aimed to strengthen the resilience of its materiality by including not only internal but also external stakeholders and experts. On the other hand, the company sees it as best practice to review its materiality on a regular basis and to update it if necessary to take new standards and frameworks as well as regulatory developments in the area of sustainability into account, for example, the topic of biodiversity, which has received increased attention due to its inclusion in new regulations and frameworks.

With the support of external experts, a longlist of potentially material topics, gathered from peers, international reporting standards and non-financial reporting obligations in Switzerland and the EU, was compiled as a basis. Afterwards, internal and external stakeholders were asked to assess a shortlist of these topics via survey or interview. All topics were evaluated in terms of their business relevance for Sunrise (outside-in) and the impact relevance of Sunrise within these topics for sustainable development, namely in the context of the environment, society and economy (inside-out). The reassessment resulted in 12 material and three non-material topics, grouped in the four strategic pillars: People, Planet, Progress and Governance, although the latter serves as a foundation for all other pillars and topics. The matrix was validated and ultimately approved by the Sustainability Steering Committee.


more relevant
impact relevance for sustainable development
less relevant
Energy use and
climate protection
Network quality
and reliability
Product design and
circular economy
User protection
and satisfaction
Privacy and
data security
Digitalisation
and innovation
Business ethics
and governance
Responsible supply chain
Diversity, equity and inclusion
Non-ionising radiation (NIR)
People attraction, development
and retention
Employees' health
and well-being
Support of local
communities
Public policy engagement
Biodiversity
less relevant topics not included
fundation
focus
less relevant
business relevance
more relevant
People
Planet
Progress
Governance

The updated materiality matrix contains two new topics: "User protection and satisfaction" and "Non-ionising radiation (NIR)" were rated highly and are thus material for Sunrise. Biodiversity, on the other hand, was not assessed as material for Sunrise. Some other topics have been merged or elements within a topic have been removed during the reassessment.

The foundation and focus topics are strategically relevant, which also implies that these topics are relevant to internal and/or external objectives across the organization and to Sunrise non-financial reporting. The focus topics at the top right are of the utmost strategic relevance and ambition. The three topics in the bottom left-hand corner were assessed as non-material and are therefore not relevant for reporting purposes. However, these are monitored continuously internally.

57 **Sunrise Annual Report 2024 I** Sustainability

Company targets and their contribution to the SDGs As part of its sustainability strategy, Sunrise aims to contribute globally to sustainable development in line with the Sustainable Development Goals of the United Nations (SDGs). From the 17 global goals and 169 sub-targets, Sunrise prioritises nine SDGs to which its business model contributes in particular.2 In line with its material topics and the nine prioritised SDGs, Sunrise has defined ambitious internal and/or external targets for all four pillars. These form the centrepiece of the Sunrise sustainability strategy. Some of these targets are part of the company’s overall sustainability target, which is used as a bonus metric and is therefore relevant for the remuneration of all employees and management. Further information on the remuneration of the Board and management can be found in the Compensation Report. An overview of all Sunrise sustainability targets is presented in the table below. Compared to the previous year, some targets were slightly reformulated. Details regarding the adjustments can be found in the corresponding chapter. Since 2023, Sunrise has also been a signatory to the UN Global Compact and has committed to incorporating its ten principles in the areas of human rights, labor, environment and anti-corruption into the Sunrise strategy and everyday business. 58 Sunrise Annual Report 2024 I Sustainability 2 The content of this publication has not been approved by the United Nations and does not reflect the views of the United Nations or its officials or Member States. Target 4.4 By 2030, substantially increase the number of youth and adults who have relevant skills. By offering vocational training, internships and trainee programmes, Sunrise invests in the education of young people. Furthermore, by providing broad support for further training measures, Sunrise contributes to the employability of its employees and thus also to their long-term financial security. Target 5.8 Enhance the use of enabling technology, in particular information and communications technology, to promote the empowerment of women. Sunrise follows a proactive approach to promoting women in technical areas, providing a range of training courses and mentor/mentee programmes. The Sunrise goal is to achieve an engagement score within the top 25% of its peers by 2025 (which corresponded to a value of ≥8.1 points of a possible 10 points in October 2024). The Engagement Score is measured twice a year as part of an employee survey. People attraction, development and retention Progress in 2024 8.1 points: target on track With a stable value over the past two years, the company is on track to achieve this target by the end 2025. Sunrise strives to be in the top 25% of its peers in 2024 with regard to the statement “I feel that I’m growing professionally” (which corresponded to a value of ≥7.9 points out of a possible 10 points in October 2024). The question is part of an employee survey and an indicator of employee development. Progress in 2024 7.9 points: target achieved

Diversity, equity and inclusion

Sunrise aims to achieve a

share of women in leadership roles of at least 25% by 2030

(base year 2023: 16.9%). This target is connected to sustainability linked debt instruments.

Progress in 2024

18.1%:

target on track

Sunrise increased the share of women in leadership by 1.2 percentage points since the previous reporting.

Target 5.5

Ensure women's full and effective participation and equal opportunities for leadership at all levels of decision-making in political, economic and public life.

Sunrise promotes women in leadership and management positions. Additionally, it promotes gender balance by engaging in the EqualVoice initiative.

The goal is to obtain the

Fair-ON-Pay Advanced certification, which confirms a pay difference that is statistically smaller than 2.5%.

Progress in 2024

target achieved

in 2023 (certificate lasts until 2027)

Target 8.5

By 2030, achieve full and productive employment and decent work for all women and men, including for young people and persons with disabilities, and equal pay for work of equal value.

Sunrise offers its employees fair, equal and attractive remuneration, and benefit offers and opportunities for progression. The company is committed to maintaining gender pay equity among its employees, which is confirmed by the award of the Equal Pay Certificate.

The goal of Sunrise is to achieve an

Inclusion Score average of ≥7.6 points by 2025

(base year 2022: 7.3 points out of 10). The Inclusion Score is measured annually as a part of the employee survey. The value is the aggregate of four values: Fairness, Acceptance, Belonging and Safety.

Progress in 2024

8.5 points:

target exceeded

Target 10.3

Ensure equal opportunity and reduce inequalities of outcome, including by eliminating discriminatory laws, policies and practices and promoting appropriate legislation, policies and action in this regard.

Sunrise promotes a diverse and inclusive culture, through established recruitment processes ensuring appropriate representation of the community and Sunrise customers among its workforce.

59 **Sunrise Annual Report 2024 I** Sustainability

60 Sunrise Annual Report 2024 I Sustainability Sunrise aims to maintain the sickness rate below 4% with the ambition of a reduction compared to previous years. Employees’ health and well-being Progress in 2024 3.1%: target achieved Target 13.2 Integrate climate-change measures into national policies, strategies and planning. Sunrise is committed to a science-based and gradual reduction of greenhouse-gas emissions. The Sunrise approach is threefold, focusing on avoiding unnecessary energy use, on increasing its energy efficiency and also on the quality of the electricity it purchases. Energy use and climate protection Sunrise has set itself the goal of reducing Scope 1 and 2 GHG emissions by 51% by 2032 (base year 2022). This target is SBTi-validated (near-term) and connected to sustainability- linked debt instruments. Sunrise is committed to a reduction of 30% of its Scope 3 GHG emissions by 2032 (base year 2022). This target is SBTi-validated (near-term) and connected to sustainability- linked debt instruments. Sunrise aims to reduce the emissions from its vehicle fleet and focuses on its 100% electrification. Cars will be all-electric by the end of 2024, and vans by the end of 2028. Progress in 2024 -27%: target on track (-37% compared to base year 2022) Progress in 2024 -2%: target on track (-10% compared to base year 2022) Progress in 2024 100% all-electric cars: target achieved Sunrise is on track with regard to an overall all-electric fleet by 2028.

61 Sunrise Annual Report 2024 I Sustainability Sunrise strives to increase the energy efficiency in the network by 10% every year until 2030. This target is connected to sustainability- linked debt instruments. Target 7.3 By 2030, double the global rate of improvement in energy efficiency. Sunrise promotes energy efficiency in its products and networks, with life-cycle assessments (LCAs) and AI among others. Sunrise aims to achieve a total return of 20,000 devices through its trade-in programmes by end of 2025. Target 12.5 By 2030, substantially reduce waste generation through prevention, reduction, recycling and reuse. With the use of environmentally friendly materials for products and packaging, Sunrise strives to avoid plastic and waste. Sunrise collects old devices. These are either refurbished and reused or recycled in an environmentally friendly way. Product design and circular economy Sunrise will consume 100% renewable electricity every year until 2030. This target is connected to sustainability- linked debt instruments. Target 13.2 Integrate climate-change measures into national policies, strategies and planning. Sunrise is committed to a science-based and gradual reduction of greenhouse- gas emissions. The Sunrise approach is threefold, focusing on avoiding unnecessary energy use, on increasing its energy efficiency and also on the quality of the electricity it purchases. Progress in 2024 100% target achieved Progress in 2024 14.3%: target achieved Progress in 2024 >12,000 devices: target on track With more than 18,000 devices returned since 2022, Sunrise is on track to achieve this target by the end of 2025.

62 Sunrise Annual Report 2024 I Sustainability Non-ionising radiation (NIR) Sunrise is committed to being fully compliant with mandatory radiation-limit values defined by the Swiss government. Progress in 2024 target achieved Sunrise aims to maintain very high network availability of >99.9%, in each mobile and fixed network. Target 9.1 Develop high-quality, reliable, sustainable and resilient infrastructure, including regional and transborder infrastructure, to support economic development and human well-being, with a focus on affordable and equitable access for all. The Sunrise network availability is combining mobile and fixed connectivity and delivers world-leading high-quality high-speed data-connection types. Network quality and reliability Sunrise is committed to achieving a Digital to Call Rate of ≤8% in 2024 which is below the previous year’s level. It indicates how often a customer calls Sunrise after a digital interaction in My Sunrise. A low value indicates successful deflection of calls through self-service. Target 8.2 Achieve higher levels of economic productivity through diversification, technological upgrading and innovation, including through a focus on high-value added and labor-intensive sectors. . Target 9.4 By 2030, upgrade infrastructure and retrofit industries to make them sustainable, with increased resource-use efficiency and greater adoption of clean and environmentally sound technologies and industrial processes, with all countries taking action in accordance with their respective capabilities. Sunrise lays the foundation for companies to drive technological advances and shape the future in innovative ways. Technologies such as 5G, the Internet of Things (IoT) and AI are ready for use, and they are creating plenty of opportunities for innovative companies and for Sunrise itself. Digitalisation and innovation Progress in 2024 target achieved Progress in 2024 8.7% target not achieved The trend of the average annual value compared to the previous year is consistently positive. However, the targeted end-of-year value was not achieved.

63 Sunrise Annual Report 2024 I Sustainability In 2024, Sunrise aimed to launch a successful pilot of its Digital Inclusion and Volunteering Project with Caritas. This required sufficient registrations from Sunrise employees and the implementation of a stable long-term-oriented project. Target 10.2 By 2030, empower and promote the social, economic and political inclusion of all, irrespective of age, sex, disability, race, ethnicity, origin, religion or economic or other status With discounted mobile and Internet subscriptions for Caritas KulturLegi card holders, Sunrise provides affordable digital access and technology for everyone, including those with fewer resources or in special situations. Digital enablement and inclusion: with the upskilling programme, Sunrise helps people to build the skills and confidence to use computers, tablets and smartphones. Privacy and data security The Sunrise goal is to achieve ISO 27001 Information Security Management System (ISMS) certification every year. Progress in 2024 target achieved Sunrise aims to achieve a 100% participation rate in mandatory e-learning courses every year. These include Code of Conduct, Anti- Corruption, and Security and Privacy. Target 16.5 Substantially reduce corruption and bribery in all their forms. Sunrise is committed to conducting its business in accordance with ethical principles and in compliance with all applicable legal provisions in order to protect the interests of investors, employees, customers and the public. Business ethics and governance Progress in 2024 target achieved Training of employees/volunteers was completed in the second half of the reporting year. The volunteers will start their work in March 2025. Progress in 2024 100%: target achieved

Stakeholder management Sunrise attaches great importance to regular contact and ongoing dialogue with its stakeholders. In this way, Sunrise aims to improve mutual understanding and create a basis of trust. The aim is to link stakeholder interests closely with the company’s business strategy and to identify trends at an early stage so that they can be incorporated into the strategy process. Sunrise uses a stakeholder map for specific and systematic stakeholder dialogue. The categories of organizations listed below are not exhaustive. They have been selected based on their relevance and possible influence on Sunrise. The company’s stakeholder activities include specific dialogue at local, national and international level, participation in committees and expert bodies, extensive information programmes and participation in international initiatives and cooperation. The stakeholder dialogue includes communication and active interchange with individual target groups and issue-related multi-stakeholder events. Employees Sunrise employs 2,950 people (headcount) in Switzerland and Portugal. Examples of stakeholder engagement: Employee survey, social dialogue with employee representatives (Employee Representation Committee). Key topics: Social partnership, vocational and further training, health and occupational safety, conditions of employment. Customers (B2C & B2B) Sunrise provides services for residential customers (B2C) and for business customers (B2B, including wholesale). Examples of stakeholder engagement: Customer surveys, direct dialogue. Key topics: Product quality, customer satisfaction, responsible business conduct, adherence to sustainability standards (ratings and certifications). Strategic partnerships Sunrise relies on strategic partners which, for example, provide critical infrastructure. Examples of stakeholder engagement: Build to Suit (BTS) agreement with business partner Cellnex relating to antenna sites, partner networks. Key topics: Applicable law and regulations as stipulated. Suppliers and business partners Sunrise procures items from several thousand suppliers, mainly in but also in Europe and even globally. Examples of stakeholder engagement: (New) Tender process, regular dialogue and knowledge exchange. Key topics: Reliable cooperation, responsible business conduct, compliance with laws and regulations, GHG-emissions data. Authorities and legislators For the Sunrise business model, the Department of the Environment, Transport, Energy and Communications (DETEC), the Federal Department of Justice and Police (FDJP), the Federal Communications Commission (ComCom), the Federal Competition Commission (COMCO) are particularly relevant governmental stakeholders. The Federal Department of Economic Affairs, Education and Research (EAER) and the Federal Department of Defence, Civil Protection and Sport are gaining increasing importance. Furthermore, cantonal and community authorities and related associations are also in the scope. Examples of stakeholder engagement: Regular exchange with legislators and authorities, submission of statements during consultation procedures on relevant legislative amendments. Key topics: Regulations regarding: • next reallocation of mobile frequencies • mobile-infrastructure roll-out (especially 5G) • security regulation (foreign-investment control, risk-vendor regulation, military requisition, network resilience in case of power shortage or outage, emergency calls) Associations Sunrise participates in the following associations: • asut, the Swiss telecommunications association (includes sub-working groups, e.g. Sustainability) and cable-network operator association SUISSEDIGITAL • Swico for the Swiss recycling regime and occupational safety • Swiss Union of small- and medium-sized enterprises (sgv) • swisscleantech, association for climate- conscious entrepreneurship • CHANCE5G, as a co-founder and sponsor • Allianz Digitale Inklusion Schweiz (ADIS), as a co-founder and sponsor Examples of stakeholder engagement: Participation through various communication channels (press release, website, social media). Key topics: See regulatory key topics under authorities and legislators; digital inclusion. Media & the public In particular, Swiss daily, economic, financial, consumer and specialist media, as well as European specialist media are interested in Sunrise. 64 Sunrise Annual Report 2024 I Sustainability

Examples of stakeholder engagement: Regular dialogue with journalists. Key topics: Economic and financial performance, strategy, infrastructure, products and services, and other corporate topics. NGOs Sunrise partners with a number of NGOs, such as Caritas, Wir lernen weiter, Kinderschutz Schweiz and SRK to implement meaningful projects jointly. Examples of stakeholder engagement: Regular dialogue. Key topics: Digital inclusion, hardware and financial donations, Youth Media Protection. Rating platforms and investors For the key clients of Sunrise, EcoVadis and CDP are the most important ratings. Due to the spin-off, other ratings will become even more important in the future, especially for investors. Examples of stakeholder engagement: Dialogue exchange with rating platforms, enquiries from investors, AGM, investor conferences and roadshows. Key topics: Adherence to sustainability standards, sustainability strategy and ESG approach, profitability with stable distributions. 65 Sunrise Annual Report 2024 I Sustainability

Sustainability organization Sustainability is embedded throughout the company. The ultimate supervisory responsibility for sustainability lies with the Board, with the Audit Committee having specifically defined duties in the statement of purpose (see section on the Audit Committee in the Corporate Governance report). The main strategic responsibility at the executive- management level lies with the CEO, who sets sustainability ambitions and targets and chairs the Sustainability Steering Committee. As a direct report of the CEO, responsibility at top-management level lies with the Vice President (VP) Communications & Sustainability, who oversees the execution of sustainability issues. The VP Communications & Sustainability and the Sustainability Team, which is headed by the Senior Director Sustainability, are responsible for sustainability management. The VP Communications & Sustainability and the Senior Director Sustainability report to the Steering Committee on a quarterly basis on the priority focus areas of the business units. The Sustainability Steering Committee is made up of representatives from a variety of functions within the company who have a key role in driving sustainability initiatives. Its main role is to steer and monitor KPIs and target achievement. It also develops, implements and monitors initiatives and policies based on the sustainability strategy in collaboration with the Senior Director Sustainability and approves funding for projects. In addition, it reviews and advises on current and emerging sustainability issues, risks and opportunities that may impact the business, operations or performance of Sunrise. The Sustainability Working Group consists of members from all management levels. Its purpose is to support the Sustainability Steering Committee and the Sustainability Team with their input and expertise as well as with the advancement and implementation of sustainability activities and initiatives. Some members of the Sustainability Working Group have tasks in their role that are directly related to sustainability projects. Also, for certain cross- organizational topics, such as circularity, there are specific focus groups in place to better align initiatives within the company and the Working Group. As sustainability ambassadors throughout the company, the members of the Sustainability Working Group also act as a "transmission belt" between management and employees, facilitating the exchange of information. At the end of 2023, an e-learning programme addressing sustainability was introduced for the entire Sunrise GmbH workforce, which was completed by more than 80% of the employees two months after the launch and was mandatory for new joiners in 2024 as well. The e-learning programme is structured in line with the four pillars and the material topics and thereby gives employees an insight into the various sustainability issues that are in focus at Sunrise and the structure of sustainability governance within the company. An update of the e- learning programme is planned for 2025 also to take into account new aspects related to the spin-off. 66 Sunrise Annual Report 2024 I Sustainability

67 Sunrise Annual Report 2024 I Sustainability

ESG Risk Management Sustainability-related risks are embedded in the company’s overall risk management, which is described in detail in the Risk Management chapter of the Annual Report. The list below provides further information on the Sunrise ESG risk portfolio of 2024. Climate-related risks are mentioned below as well. However, these are discussed in more detail in the TCFD report in the annex. Employees Talent: If Sunrise is unable to effectively attract, develop, and retain high performing talent, this could pose a significant risk to long-term growth, innovation and competitiveness. Key mitigations • Focus on fair reward including regular compensation and benefits benchmarking and equal pay certifications. • Skills-based and leadership development opportunities. • DE&I strategy headed by the CEO with initiatives and a culture focused on positive employee experience, inclusion and wellness. Material topic • People attraction, development and retention • Diversity, equity and inclusion • Employees' health and well-being Climate & circularity See TCFD report: • Escalating carbon and energy costs driven by rising data demand and taxation. • Increasing customer and investor sustainability expectations. • Growing compliance and reporting demands with potential climate litigation risk. • Increasing low-carbon raw-material costs and limited availability. • Insufficient adoption of circular-economy practices and product design efficiency. • Extreme weather events as well as rising temperatures and prolonged heatwaves. Material topic • Energy use and climate protection • Product design and circular economy Network Service performance and resilience: Sunrise infrastructure, whether owned or accessed via a third party, may be vulnerable to disruption or damage from a multitude of events including acute or chronic environmental causes, malicious acts, power outages, security breaches, operational issues, vendor failures or errors. The impacts from disruption can be wide ranging, encompassing harm to the brand and reputation, additional expenditures and even regulatory action. Key mitigations • Critical systems and infrastructure are subject to ongoing assessment to ensure redundancy, resilience and load balancing are appropriately addressed. This mindset also extends to vendor selection and set-up. • ISO 27001 certification: Information Security Management System • ISO 22301 certification: Business Continuity Management System • Mature crisis-management system Material topic • Network quality and reliability Technology Digitalisation and innovation: Technological advances present opportunities to enhance product and service experiences as well as operational efficiency and strategic insight. On the other hand, risks to the relevance of existing products and services as well as the consequences of using new technologies such as AI need to be carefully assessed and managed. Key mitigations • Digital/AI policies and workstreams well established with working protocols • Training/communications for end users • AI community of practice Material topic • Digitalisation and innovation Customers Customer satisfaction: Sunrise strives to provide top- quality customer products, services and tools, but in such a competitive market, any customer dissatisfaction can have direct consequences. Key mitigations • Monitoring customer-satisfaction measures and journey experiences to drive further enhancements. • Offer new products and tailored bundles coupled with stable user experiences, personable interactions and loyalty experiences that cannot be found elsewhere. • Observing political movements and the proposed introduction of new ordinances regarding user accessibility/safety requirements. • Hardware products tested rigorously to ensure they meet all obligations. Material topic • User protection and satisfaction 68 Sunrise Annual Report 2024 I Sustainability

Cybersecurity Privacy and data security: The sophistication and volume of cyber attacks has been increasing globally. Sunrise systems, or those of its business partners, may be targeted by cyber criminals seeking to exploit vulnerabilities in systems or human interfaces resulting in a range of potential impacts including service disruption, fraud and misuse of information. Key mitigations • Robust information security framework that is designed to identify threats early, allowing appropriate preventative measures to be taken and swift mitigation of incidents. This is also required of all relevant business partners. • Sunrise Cyber Defence department • ISO 27001 certification: Information Security Management System Material topic • Privacy and data security Suppliers Human rights in the supply chain: Sunrise has decreasing visibility and influence over supplier practices the further upstream the supplier is. Any failure to respect human rights is unacceptable. Key mitigations • Sunrise direct activities are designed to meet all human rights expectations. • Compliance with the Swiss Ordinance on Due Diligence and Transparency in relation to Child Labour (DDTrO) including ongoing monitoring. • Sunrise Vendor Code of Conduct required for suppliers covering human rights requirements for supplier compliance. Material topic • Responsible supply chain Business ethics Anti-corruption and anti-bribery laws: Sunrise is committed to fair and transparent operating practices. Any perception that contradicts this undermines trust in the brand and business, and can lead to legal/regulatory consequences. Key mitigations • Anti-Corruption Policy and Gifts and Hospitality Policy and review process implemented. • Whistleblower investigation mechanisms and anonymous reporting channel in place. • Sunrise Code of Conduct and anti- corruption – mandatory trainings given to all employees. Suppliers contractually required to comply. • New suppliers including outsourced service providers follow procurement selection process. Material topic • Business ethics and governance • Responsible supply chain Business ethics Competition and Anti-Trust laws: Sunrise is committed to fair and transparent operating practices but operates in a market with limited participants. Should the regulator decide market practices may unfairly limit competition the consequences can include changes to operating practices, product restructuring or legal consequences. Key mitigations • Legal and Compliance team provides guidance and advice to senior management and business units to ensure compliance with competition law. • Training to employees via Sunrise Code of Conduct including an anti-trust fact sheet: dos and don’ts for contacts with other industry players. Material topic • Business ethics and governance 69 Sunrise Annual Report 2024 I Sustainability

People People attraction, development and retention Sunrise employees are the company’s most important resource and crucial to its business success. Employer attractiveness is therefore a high priority at Sunrise. It forms the basis for attracting new employees but is also central to their development and retention. To maintain its attractiveness and a high level of employee satisfaction, Sunrise offers its employees a wide range of learning opportunities. By actively supporting the professional growth of its employees, Sunrise aims to maintain a high degree of employee engagement, thereby enhancing employee satisfaction and performance. In addition, training and development opportunities for employees strengthen their employability, which can lead to individual economic security. Through the creation of jobs in the regions in which Sunrise operates, it can contribute further to the attractiveness of those locations and their innovative and economic power. Sunrise fosters the commitment and satisfaction of its employees by embracing a flexible working model that is enshrined in guidelines for flexible working and even for working abroad. This facilitates a range of lifestyles, promotes diversity among employees and rewards performance. The Sunrise Way of Working describes where, how and when employees work, takes individual working and living situations into consideration and offers flexibility and freedom. The basis for a culture in which every employee can feel confident is set out in the Sunrise Code of Conduct. The responsibility lies with the Chief People Officer. Sunrise maintains an active partnership with the Swiss trade union, Syndicom. A new collective employment contract (CEC) with Syndicom was negotiated in 2022 and applied to 63% of Sunrise staff in the year under review. The most senior 37% of employees, including the Executive Committee, are employed under the Terms and Conditions of Employment (TCE), which set out, among other things, termination, holiday and leave, remote work, flexible time, training, insurance and other employee rights and obligations. The Employee Representation Committee is the representative body of Sunrise employees and consists of members from the various business units. It operates in close cooperation with the trade union and is in regular dialogue with the CEO, Executive Committee and People department. In 2024, Sunrise employed a total of 2,950 employees (FTE: 2,858), 98% of whom are in permanent employment. The majority of the workforce (88%) works full-time. Employees are located at the Sunrise headquarters in Zurich, at Bussigny and Manno, and in other office and retail locations across Switzerland. An additional 274 employees are located in a Sunrise-owned call centre in Portugal. A detailed overview of employee data, scope and calculation methods can be found in the Annex. 2,950 employees (headcount) 88% 12% Full-time employees (100%) Part-time employees Attraction & retention Fair and equal recruitment, attractive compensation and benefits, and opportunities for development are critical elements for successful recruitment. Sunrise reoriented strategically its talent-attraction framework in 2023 to advise and support leaders in the recruitment process: • Employer branding: By showcasing its unique culture, values and opportunities, Sunrise is dedicated to creating and transmitting a strong, authentic and inspiring employer brand image. With this approach, it aims not only to attract future talents but also to foster a sense of belonging and purpose among its employees. • Talent sourcing & acquisition: Sunrise aims to build a pipeline and talent network of qualified candidates. It does so by actively seeking and engaging passionate 70 Sunrise Annual Report 2024 I Sustainability candidates and experts while valuing inclusivity and diversity. This supports the identification, evaluation and selection of the best complementary candidates in order to find the finest and fastest solution to guarantee continuous resource availability. • Contingent workforce: If short-term resources are required, Sunrise works with stakeholders and external suppliers to maintain a steady workflow. In order to maintain and bond talents, Sunrise offers a contemporary job and reward framework and a wide range of benefits, including a better-than- market pension plan. With the Sunrise Ambassador Plan, employees receive discounted Sunrise products, such as mobile, TV, Internet and landline subscriptions. Their friends and family can also benefit from special offers. Sunrise employees benefit further from extended maternity leave of 18 weeks and paternity/adoption leave of 30 working days. Additionally, Sunrise employees have the possibility to purchase up to three weeks of additional vacation time (time for money) or request between one and six months of unpaid leave. Among others, Sunrise also offers preferential conditions on selected supplementary health insurances and the refund of a Half Fare Travelcard subscription. In 2024, a total of 300 new employees joined Sunrise, while 293 employees left the company. This resulted in an attrition rate of 11%, a one- percentage-point decrease compared to the previous year. 11% attrition rate Fostering employee engagement Engagement is a measure of how committed to, and enthusiastic, employees are about their work and the organization. A variety of factors contribute to employee engagement, including organizational culture, working environment and development opportunities. 8.1 points in engagement score At Sunrise, employee satisfaction is measured in the semi-annual ECHO survey (Engagement & Culture, Hearing the Organisation) through the engagement score, an indicator that includes not only the employee net promoter score (eNPS, likelihood of recommending Sunrise as a place to work) but also the questions relating to "belief" (likelihood of recommending Sunrise products and services to friends) and "loyalty" (likelihood of staying with Sunrise if offered the same job at another organization). The engagement score represents the average score given by ECHO-survey respondents in response to these main engagement questions. In the reporting year, Sunrise achieved an engagement score of 8.1 points (out of 10) and is therefore, so far, on track to position itself within the top 25% of the technology benchmark3 by the end of 2025. In addition, the survey includes questions about the Sunrise values, inclusion, leadership promises and the Sunrise Way of Working. The results are used to design initiatives to work continuously on the company’s culture and give its employees a voice. People development Sunrise ensures inclusive, equitable and high-quality education and lifelong learning opportunities for all Sunrise Annual Report 2024 I Sustainability 71 3 Every quarter, Peakon updates its industry benchmarks using data from the past 12 months, and Sunrise adjusts its target values every October based on the technology benchmark to ensure it remains in the top 25% among its peers.

employees. This commitment is evident in the significant investment made in developing employees at all levels, including vocational trainees, interns, graduates and in ongoing learning opportunities for all employees and leaders. The communication via the intranet and learning- management system makes sure that all employees are fully informed about the development opportunities available. In 2023 and 2024, Sunrise laid the foundation for a skills-based People Journey. By aligning skills and career goals with the company's strategy, Sunrise creates an environment in which everyone can thrive and contribute to the future success. This approach empowers every employee to take control of their own development and ensures that skills are a central part of development discussions. In October 2024, Sunrise launched its new internal Career and Manager Insights Hubs. With the Career Hub, every employee can easily manage his or her skills and career interests. The more complete the employee’s profile, the better the platform can create tailored recommendations to support career ambitions. This includes suggestions for mentorships, learning activities and internal job opportunities. The Manager Insights Hub gives powerful insights to leaders into their team’s skills, learning history, feedback and interests, empowering them to support their employees in their development. The new Learning Management System (LMS) centralizes all learning content in one easy-to-navigate platform. In the year under review, the Sunrise goal to achieve ≥ 7.9 points4 (out of 10) with regard to the statement "I feel that I’m growing professionally" within its employee survey was achieved. Sunrise Learning Campus The Sunrise Learning Campus forms, together with the new Learning Management System, an integral part of the Sunrise people-development strategy. With a selection of courses, it supports employees in their individual development and prepares them for current and future challenges. Learning opportunities are presented in diverse formats such as digital e-learnings, virtual, face-to-face, hybrid or as lunch & learn events. Among others, the Sunrise Learning Campus offers change-management courses, leadership coaching and training to develop digital competency. With access to content – tailored to individual skill-development interests through AI – from a leading online-learning platform with more than 20,000 courses, the range of learning opportunities was expanded even further in 2024. RiseUP – Leadership Programme RiseUP is a development programme for every leader at Sunrise. Through RiseUP the company creates transparency in defining great leadership and supports leaders in developing the skills and knowledge needed to navigate their role successfully. RiseUP tackles real business challenges and addresses leadership needs distinctively. The programme reinforces cross-functional knowledge and collaboration and provides leaders with opportunities to collaborate with peers from different units and to share best practices, challenges and success stories. The programme was carried out for the third time in 2024 and included a range of learning inputs and power sessions for senior leaders, core leaders and frontline leaders. Topics included strategies for understanding and caring for employees more effectively, enhancing alignment on joint objectives and priorities, and strengthening collaboration across teams and business units. Career start at Sunrise With its Early Careers Programmes Sunrise invests in young talents. Sunrise offers vocational education programmes in five professions (Business Administration, Computer Science, Multimedia, Sales and Customer Service). These offer vocational trainees insights into various parts of the industry. Sunrise further fosters the vocational-trainee community through a range of events and two camps every year. On average, two thirds of vocational trainees are offered a job in the company after their graduation. The year under review was again a very successful one for vocational trainees at Sunrise: with a success rate of 100%, all vocational trainees passed their final exams in July 2024. 199 vocational trainees 39% 61% Women Men 72 Sunrise Annual Report 2024 I Sustainability 4 Every quarter, Peakon updates its industry benchmarks using data from the past 12 months, and Sunrise adjusts its target values every October based on the technology benchmark to ensure it remains in the top 25% among its peers.

For outstanding vocational trainees, Sunrise offers the "Rising Star" talent programme. It includes additional individual training courses (own projects, supplementary courses, more complex tasks), and work in challenging departments. On top of that, guaranteed employment is offered to these rising stars following their vocational education. In 2024 again, a total of 14 vocational trainees (7% of total vocational trainees)5 benefited from this programme. Proportion of vocational trainees per education programme 17% 17% 18% 38% 11% Business Administration Computer Science Multimedia Sales Customer Service For students Sunrise offers an Internship and a Graduate Programme. The Internship Programme allows university students to gain practical work experience within a specific project while continuing or in between their studies. The Graduate Programme is a comprehensive training and development initiative designed for recent master’s- degree graduates. Spanning 18–36 months, it offers rotations across departments, providing a holistic understanding of the organization. Sunrise provides graduates with personalised support and guidance through mentoring and regular feedback sessions, while also fostering a strong community through various events and learning sessions held throughout the year. Performance management and career journey The most important goals of the Sunrise Talent & Performance Management process are to strengthen the positive and appreciative feedback culture, to create trust and to build on individual strengths. Regular Connected Conversations are the basis for the continuous development of employees. At Sunrise, every employee is in the driving seat for their own performance and development review: the aim is to schedule a Connected Conversation quarterly with the line manager to reflect on performance (setting and reassessment of targets, continuous feedback) and to discuss career ambitions and development opportunities. Career advancement involves more than simply moving up the career ladder; it also means taking on new challenges, responsibilities or developing new skills. In 2024, again 97% of Sunrise employees received regular performance and career-development reviews. 97% employees received regular performance and career-development reviews 73 Sunrise Annual Report 2024 I Sustainability 5 As of: August 2024 (before graduation)

Diversity, equity and inclusion Sunrise believes that diversity and the provision of equal opportunities for all are critical to an engaging and inclusive culture and the company’s long-term success. The culture is guided by clear values that are set out in the Sunrise Code of Conduct and embedded in the Sunrise DE&I strategy. At Sunrise, diversity, equity and inclusion (DE&I) are represented in its core value #one. This value is reflected in the company’s culture framework and acknowledges the key importance of cultivating an inclusive and diverse culture that provides equal opportunities for all employees and actively prohibits discrimination and harassment. A diverse and inclusive culture not only contributes to the attractiveness of Sunrise as an employer and higher employee engagement, but also promotes inspiration and new perspectives, leading to increased creativity and innovation and thus better business performance. Also, a feeling of belonging at the workplace can positively impact the private social environment of Sunrise employees and consequently influence inclusivity and equal opportunities in the local community. DE&I Strategy Framework In February 2023, Sunrise developed its DE&I strategy, the YouBelong! Strategy Framework, to lay the foundation for fostering a diverse and inclusive culture. It translates into a concise roadmap, which focuses on achieving measurable impacts in two core areas: a) Providing equal opportunities to advance and thrive within Sunrise; and b) Promoting a culture of mutual respect, appreciation and openness to different backgrounds and perspectives. The core people processes and platforms, such as recruitment, learning and leadership development, are designed in line with this Strategy Framework, and focus is also given to creating accountability and backing for the YouBelong! ambitions not just in the human-resources functions, but in the entire organization. Over the past two years in particular, the focus has been very much on treating DE&I not as a siloed initiative, but as an initiative that is embedded in overall decision making and processes, and thoroughly connected to topics of general organizational and business relevance. The responsibility for the implementation and for achieving the relevant KPIs lies with the YouBelong! Steering Committee which includes the CEO and Executive Committee members. Each member of the latter also appoints a YouBelong! Single Point of Contact (SPOC), who is an important point of contact for the particular business units. The SPOCs act as a "Voice of Business" and drive the YouBelong! agenda within the different business lines. Furthermore, the framework is enabled through a multi-sectional set-up of four networks: the Gender network, the Rainbow (LGBTQIA+) network, the Race & Ethnicity network and the Ability & Neurodiversity network, all of which provide safe spaces and regular events for employees to interact and to raise their issues. In the reporting year, the network and business SPOC approach was evolved into a YouBelong! Collective. The clear ambition is to unify the efforts and thoughts of the individual groups, in order to bundle resources, focus on joint ambitions and achieve greater impact. This Collective also includes relevant functional teams such as People or Compliance, to drive the strategic agenda across the organization and to align actions, training and communication with the targets set. The General Counsel & Chief Corporate Affairs Officer is the Executive Sponsor of the YouBelong! collective. 80 nationalities among Sunrise employees Fostering a diverse culture The principles of non-discrimination, equity and inclusion are defined in the Sunrise Code of Conduct. The Code promotes the behavioural values of respect, honesty and dignity. The commitment of Sunrise to diversity and inclusion is further reflected in a number of other policies, such as the Sunrise Anti-Discrimination Policy and the Sunrise Human Rights Policy, which define mediation and complaint procedures and identify the points of contact for complaints, such as the whistleblowing portal operated by an independent partner (see the section Business ethics and governance of this report). All Sunrise employees are required to complete an annual e-learning course on these policies. In 2024, more than 360 employees and managers across all business units participated in a training course about #ONE in Action which focuses on inclusion and equal opportunities in daily working life and on ways to understand and address biases and microaggressions. The overall objective is to gain the basic understanding and skills needed to become a promoter of #ONE culture within Sunrise and to establish individual commitment, team rules and actions with clear accountability. To ensure inclusive recruitment and a fair hiring process, a full- day workshop with all internal recruiters was organized. Also, all members of the Executive Committee completed an external training course covering strong and safe leadership towards fostering an inclusive and psychologically safe working environment. As part of its employee survey ECHO, Sunrise attempts to understand the mood of all its 74 Sunrise Annual Report 2024 I Sustainability

employees once a year, with a focus on "belonging". The questions address their experiences at Sunrise regarding inclusive behaviour and culture. As part of its company sustainability targets, Sunrise has set itself the goal of achieving an average inclusion score of 7.6 points (out of 10) in 2025 (baseline 2022: 7.3 points). This value is the aggregate of four values from the employee survey: Fairness, Acceptance, Belonging and Safety, each with two questions. In 2024, the survey showed an average inclusion score of 8.5 points (2023: 7.4 points).6 This increase indicates the effectiveness of the DE&I strategy and its actions towards fostering a more inclusive and belonging culture with fair opportunities for everyone.7 8.5 points in average inclusion score (2025 target: 7.6 points) In addition, continuous communication is carried out on a variety of internal channels, with a clear ambition to give people guidance, stress the importance of Sunrise values and also build a bridge to other relevant topics in the organization and for the employees. A very successful example was an event hosted by the Gender Network, focusing and advising on the "Power of Networking". With around 100 participants (around 40% of them male), the topic proved its relevance for all employees, and the team was able to integrate elements of diversity in a subtle but relevant way (e.g. "What may be a good networking approach if you are on the neurodiversity spectrum?"). In June, Sunrise arranged several activities for its employees related to Pride, including an event held for the first time on site at its head office in Zurich – which generated a high level of engagement. In the previous year, Sunrise was awarded the Swiss LGBTI Label (valid for three years). This quality label, which is awarded by the independent NGO of the same name, is recognition of the intensive efforts by Sunrise to promote diversity, equity and inclusion for the LGBTI community. The road towards gender balance Sunrise strives towards gender balance in its own operations, with more women in leadership and management positions. Nevertheless, there is still room for further progress and Sunrise is pursuing this with high priority. For example, the recruitment process was revised in the reporting year, with the integration and recommendation of recruitment standards. In addition, a specific gender ambition was set for each business area to underscore a more proactive approach to promoting diverse teams. To monitor the progress of these internal targets, quarterly reviews by the Executive Committee are in place. The company aims to increase the percentage of women in leadership roles from 16.9% in 2023 to 25% by 2030. With 18.1% of women in these roles in 2024, Sunrise has been able to make some progress towards achieving this goal. A detailed overview of diversity at Sunrise can be found in the Annex. 18.1% women in leadership roles (2030 target: 25%) In addition, Sunrise is part of Ringier’s EqualVoice initiative, which promotes gender equality and enables women to have an equal voice and participation in political, economic and social affairs. This commitment is set out in the EqualVoice charter. Moreover, Sunrise has further strengthened its commitment to gender equality in the Swiss economy with the Advance Diversity charter. With the help of the EqualVoice algorithm the gender balance in Sunrise press releases and social- media channels is measured, with the ideal factor being 0.5, which means equal gender representation. Over the past three years Sunrise has achieved an improvement in its PR EqualVoice factor, which has now stabilised. Initially 0.07, it is now 0.55 for title, 0.19 for text and 0.48 for images used in PR. LinkedIn communication is currently 0.39 for texts and 0.5 for images (originally: 0.06). Sunrise Instagram video reels were added in the previous year and increased to 0.5 in 2024. 75 Sunrise Annual Report 2024 I Sustainability 6 Adjusted values and change from % to point scale due to change in tool and new calculation method. In the Sunrise Impact Report 2023 a target value of 78%, base year value of 75% and a 2023 value of 76% was disclosed. 7 It is acknowledged that part of the increase in the score may be due to the higher participation rate (53% in 2023, versus 84% in 2024). However, detailed analysis shows clear improvements also in sub-group comparisons (e.g. female employees), which indicates that the increase does not come solely from a higher number of participants in the majority group.

Through its membership of Advance, Switzerland’s leading business association for gender equality, the company provides training courses for women (e.g., Improving Negotiation Skills) and has set up a mentoring programme in which talented women are paired with a mentor at executive-management level to develop women for leadership positions in the long term. Sunrise also participated in the Gender Intelligence Report 2024 from Advance and the University of St. Gallen, which focuses particularly on power distribution and corresponding gaps and potential measures to create more gender equity. Further supporting activities related to gender balance include the celebration of International Men’s Day 2024 and International Women’s Day 2024. The focus of the latter in the reporting year was on the topic of "parenting", with online sessions accessible to all employees For International Men’s Day in November 2024 the topic of nutrition & energy was given central importance in a keynote speech introduced by the General Counsel & Chief Corporate Affairs Officer. Sunrise is committed to maintaining gender pay equity among its employees. This is confirmed by the Equal Pay Advanced Certificate, which guarantees that the pay difference is statistically smaller than 2.5%,8 and which Sunrise was awarded in September 2023 to last until 2027. <2.5% pay difference 76 Sunrise Annual Report 2024 I Sustainability 8 The tolerance threshold set by the Swiss government is 5%

Employees’ health and well-being The physical and mental well-being of employees is a high priority at Sunrise. The company offers a wide range of health-promotion services and aims to ensure that its employees feel good, are fit and motivated. The Sunrise business activities pose only very low risks of injury. The main focus is therefore on health and well-being rather than safety. The company’s health concepts concentrate on maintaining and sustaining the physical and mental well-being of its employees — both in the short and long term. These measures contribute to the resilience and employability of employees, andthereby ultimately to their economic security. Furthermore, employee well-being and resilience form the basis for the continuous and high-quality delivery of Sunrise products and services, and for its continued economic profitability. Sunrise health management and frameworks Health protection and well-being are governed by comprehensive concepts which are based in the Sunrise Code of Conduct and the Sunrise Occupational Health and Safety Concept. Additionally, Sunrise has issued various factsheets on the processes that address sickness and accidents. The responsibility for health and well-being topics lies mainly with the People department. Sunrise health management is based on the three pillars "Prevention", "Early detection" and "(Re-)integration" to ensure a holistic view of health and sickness. Health management at Sunrise is intended to help reduce absences in a targeted and preventive manner, provide employees with comprehensive support in challenging times and facilitate (re-)integration. Sunrise has generous sick-leave insurance ensuring payment of 100% of the salary (net) for up to 730 days and in the case of occupational and non- occupational accidents Sunrise insures 100% of the net salary and with this goes beyond the coverage of the mandatory accident insurance. Furthermore, employees benefit from supplementary accident insurance. This covers, among other things, medical treatment in a private ward in the case of hospitalisation, and additional services such as search-and-rescue costs. In 2024, Sunrise conducted a project with an external consultant and various stakeholders within People and the wider business with the aim of clarifying and optimizing responsibilities and processes around absences due to illness and accidents. Following the end of the project, Sunrise conducted training courses on absence management for leaders and provided a training session on the topic "Authentic 1:1", giving advice on how to communicate and interact with employees, particularly in difficult health-related situations. Promoting health and well-being Sunrise aims to promote lastingly the health and well-being of its employees and to boost their motivation through market-competitive working conditions and benefits. For that, Sunrise offers various benefits and incentives to its employees, such as the possibility of extended vacations, including vacation purchase and unpaid leave, or the Sunrise Sport offers (e.g., running, yoga, boot camp, free entry tickets to the Ambassador House gym and more). Also, every year free flu vaccinations are available to all employees. Furthermore, professional psychological counselling is provided via Lyra (formerly ICAS), an external EAP provider (employee assistance programme), for all employees and members of their household who are experiencing difficulties with professional, personal, family, health or social issues. Sunrise informs employees about the programme through various channels, and also offers webinars and training sessions on mental health. Over the past three years, Sunrise has given special focus to mental health. For example, the company is working with Headspace, offering all employees and five friends and family members access to the science-based mindfulness and meditation app, which includes exercises for better sleep, improved concentration and reducing stress. In addition, live meditation events are organised on a regular basis by the Headspace team. Sunrise receives monthly, aggregated engagement reports from Headspace to review which content is being used most intensively. This information is used to develop and organise further specific initiatives together with Headspace, such as webinars, addressing these topics (e.g., sleep, stress or anxiety). Sunrise also regularly celebrates World Mental Health Day in October and Mental Health Awareness Month in May. In 2024, Sunrise celebrated the global Mental Health Awareness Month with the theme "Where to Start", offering opportunities to share experiences, initiate open and honest conversations about mental health and provide learning opportunities towards prioritising mental well-being. A number of events, such as several keynotes, booths with representatives from Benefits, Health Management, Sunrise Sport and the YouBelong! Network Neurodiversity & Ability, took place at Ambassador House, in Bussigny and online that offered opportunities to connect and chat. This year’s Mental Health Day event focused on the crucial connection between gut health and mental well-being. In line with the keynote's theme, Sunrise has been partnering with Healthynate, an external health coach and certified nutritionist, for over a year. Together, they regularly provide engaging keynote events and an insightful blog-post series on the intranet, focusing on nutrition, exercise and balance, thus promoting the holistic health of employees. 77 Sunrise Annual Report 2024 I Sustainability

The Sunrise Health & Wellbeing team and the Sunrise YouBelong! team also collaborated on various occasions to support employee well-being with a unified approach. For example, they jointly organized an engaging panel discussion covering "High Performance in Sport: Balancing Success and Mental Strength," during which employees and external partners, including Healthynate, shared their experiences and strategies. The aim of Sunrise is to keep the sickness rate below 4%, with the ambition of a reduction compared to previous years. For the year under review, Sunrise experienced a sickness rate of 3.1% and thus achieved its target. To assess the effectiveness of its measures, Sunrise monitors its monthly HR reports in which the company tracks and analyses the number of short- and long-term sicknesses. Sunrise also receives an annual report from its EAP provider, which provides insights into the number of cases and pressing issues such as depression or anxiety. 3.1% sickness rate 78 Sunrise Annual Report 2024 I Sustainability

Planet Energy use and climate protection Climate change affects all of us. With its approach to energy use and climate protection, Sunrise aims to reduce direct and indirect greenhouse-gas (GHG) emissions along its entire value chain and to mitigate risks and negative impacts to the environment and affected stakeholders. Sunrise can improve its environmental footprint by reducing its energy use within its own operations. Nevertheless, the lion’s share of GHG emissions clearly is generated indirectly in Scope 3 emissions, particularly in the upstream value chain. Therefore, Sunrise includes its suppliers in GHG-reduction initiatives. In this way, Sunrise not only has a positive impact on global warming but also minimises exposure to possible future taxation, regulation and risks regarding energy-price fluctuations, which can ensure business stability in the medium and long terms. Setting the framework for energy use and climate transition The first element in the overall environmental strategy of Sunrise focuses on the reduction of GHG emissions, rather than the use of GHG-emission offset instruments. Nevertheless, Sunrise will examine options for complementary GHG-reduction instruments, such as carbon-removal projects, in the coming years. The Sunrise climate-transition strategy is based on establishing and achieving emission-reduction targets in line with scientifically defined best practice. The business has currently established near-term emission-reduction targets with a view to developing long-term net-zero targets as the next priority. By setting reduction targets, Sunrise strives to reduce GHG emissions in its own operations and in its value chain. Specifically, the company aims to: • Reduce its total scope 1 & 2 GHG emissions by 51% by 2032 (base year 2022) • Reduce its scope 3 GHG emissions by 30% by 2032 (base year 2022) These targets are aligned with the 1.5°C near-term reduction path defined by the Science Based Targets Initiative (SBTi). Validation of the targets by SBTi was completed in 2024. To achieve its goals, Sunrise has established an environmental-management-system approach that reports, evaluates and monitors progress towards its reduction targets. The environmental-management system was implemented at the end of 2023 and successfully passed the surveillance audit in accordance with ISO 14001 at the end of 2024 without any non- conformities. The company also disclosed its energy consumption and resulting GHG emissions to the Carbon Disclosure Project (CDP) and improved its rating from D to B in 2023. Some of the environmental targets are also connected to sustainability-linked debt instruments such as Scope 1 & 2, and Scope 3 reduction targets and the 100% renewable-electricity target (see the section Sustainability-linked debt instruments of this report). In order to establish rules and a common understanding of the topic, the Sunrise Environmental Policy serves as a reference document that sets out the company’s commitment to acting in accordance with international frameworks such as the United Nations Sustainable Development Goals (SDGs) and the 2015 Paris Climate Agreement. The Policy aims to guide the actions of all employees, members of the Executive Committee, business partners and other representatives of Sunrise. The Sunrise Vendor Code of Conduct and other related internal guidelines complement the Environmental Policy with a focus on the upstream value chain. Owing to the broad subject area, responsibility for operational implementation and target achievement lies with several members of the Executive Committee, including the Chief Financial Officer, Chief People Officer, Chief Consumer Officers and Chief Executive Officer. Following the spin-off, Sunrise is now subject to the Swiss ordinance on climate disclosures. As a result, climate-related impacts, risks and opportunities in accordance with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) are published for the first time in 2024 in this report (see TCFD Report). GHG reduction efforts within Sunrise operations The GHG emissions caused by Sunrise operations (Scope 1 and 2) account for approximately 1% of the total GHG emissions caused by Sunrise in 2024 (market-based). These include heating, cooling and electricity for the offices and shops as well as emissions from the Sunrise vehicle fleet and network infrastructure, such as mobile sites and data centres. The Sunrise energy consumption, with a total of 190 GWh in 2024, has a direct impact on its GHG emissions and is therefore one of the main drivers towards achieving its Scope 1 and 2 reduction targets. The Sunrise approach is threefold and focuses on avoiding unnecessary energy use, on increasing its energy efficiency and also on the quality of the electricity it purchases. In order to fulfil the latter requirement, Sunrise has committed to purchasing 100% renewable electricity. Additionally, as a member of the Energieagentur der Wirtschaft (EnAW), Sunrise GmbH (Switzerland) has voluntarily committed itself to measurable targets for 79 Sunrise Annual Report 2024 I Sustainability energy savings and has defined measures to increase its energy efficiency, e.g., in its network. The network site’s power and HVAC infrastructure, new-technology adoption and rollout as well as the decommissioning of various platforms are highly relevant for direct energy consumption. Various measures and multi-year programmes within the fixed and mobile networks of Sunrise are already in place to increase energy efficiency. For example, energy efficiency is an important criterion in the selection of new network equipment when replacing old technologies. Other measures include artificial intelligence (AI) for the energy optimization of mobile sites or contributing to the local community by providing the waste heat produced at various sites. These measures amount to close to 12GWh in energy optimization, which equates to the annual electricity consumption of a Swiss community of around 2,500 households. Nevertheless, to profit from existing industry expertise and knowledge Sunrise collaborates strongly with a number of external companies, incorporating their broad expertise in energy efficiency into future plans. In 2024 Sunrise achieved a reduction in Scope 1 and 2 emissions of 27% compared to 2023. This significant improvement is also driven by a relatively high reduction in emissions from emission-intensive refrigerants used to cool technical infrastructure. This decrease is mainly due to infrastructure consolidation, a relative high number of cooling system replacements and below-average defects in 2024. Sunrise is also focusing on energy measures in office and shop facilities. The Sunrise headquarters building, Ambassador House, is characterised by its environmentally friendly, efficient and sustainable construction. This is demonstrated by the award of the highest-possible platinum certification level from LEED (Leadership in Energy and Environmental Design). While most relevant office locations use heating sourced from the municipality, the heat supply in the shops is more diverse: alongside municipality-sourced heating, natural gas, diesel and fuel oil are also used. Sunrise aims to take environmental criteria into greater consideration when selecting sites. For Sunrise and its employees, quickly implemented measures, such as switching to LED lamps and sensor-controlled lighting or switching off computer monitors on desks before leaving the office, are a matter of course. For shop locations, a lighting concept has been established. The company’s vehicle fleet with 353 cars and vans is another directly controllable emission factor. It accounted for over 50% of Scope 1 emissions and about 0.4% of total emissions in 2024 (market- based). In 2024, Sunrise continued implementing its electrification scheme and was able to transform its company car fleet completely to all-electric operation; company vans are to be converted by 2028 at the latest9. This resulted in a 37% decrease in emissions from the Sunrise vehicle fleet compared to 2023. Detailed information regarding energy consumption and Scope 1 and 2 emissions are disclosed in the Annex. 100% renewable electricity Total Scope 1, 2 and 3 emissions (market-based) in tCO2e 1’204 Scope 1 454 Scope 2 165’213 Scope 3 Total Scope 1, 2 and 3 emissions (location-based) in tCO2e 1’204 Scope 1 4’359 Scope 2 165’213 Scope 3 80 Sunrise Annual Report 2024 I Sustainability 9 The Sunrise goal of converting its own fleet to 100% electric until 2028 applies only to Sunrise GmbH.

GHG emissions in the indirect value chain In 2024, Sunrise continued compiling a comprehensive dataset for its Scope 3 emissions. It shows that over 99% of its total GHG emissions (market-based) are generated in the upstream and downstream value chain. These emissions were reduced by 2% from 2023 to 2024. The largest proportion of Scope 3 emissions is attributed to purchased goods and services, which account for over 77% of the total GHG emissions (market-based). Other material categories of Scope 3 emissions include capital goods, fuel- and energy-related activities, transportation and distribution, business travel and employee commuting, and downstream leased assets. Data is also collected for downstream transportation and distribution, generated waste and the use and end-of-life treatment of sold products. However, as these categories together account for about 0.3% of total emissions (market-based), they are not the focus of the GHG-emissions reduction strategy. For its suppliers, Sunrise currently collects specific emissions data for approximately 40% of suppliers, with a view to increasing this figure in the future to ensure that supply-chain emissions are accurately represented. Sunrise has a strategic-procurement vendor-engagement programme in place, through which relevant suppliers receive a questionnaire to disclose their Scope 1, 2 and 3 GHG emissions on an annual basis. The supplier is expected to implement sustainable procurement practices with transparency throughout its supply chain and take concrete measures to reduce its environmental impact, aligned with global climate initiatives. The commitment and involvement of suppliers will be further intensified in the future in order to increase the share of direct-supplier data and ultimately to reduce the upstream GHG emissions of Sunrise. Emissions from the purchase of goods, services and capital goods, such as mobiles and devices, CPE or network investments, totalled 148,815 tCO²e in the reporting year, a reduction of –1% compared to the previous year, despite a similar purchase volume. Emissions due to transportation and distribution amount to 4,955 tCO²e (–17% compared to the previous year) and accounted for approximately 3% of all emissions in 2024 (market-based). Sunrise strives to enhance data collection and calculation by collaborating with its logistics partners and collecting data or emission factors directly from them. In addition, options are being examined that could shorten the routes for refurbished products, for example. Measures that reduce packaging and thus make transport more efficient (due to transporting more products per journey) can be found in section Product design and circular economy. In 2024, Sunrise continued working on its mobility concept which is based on data collected in 2023. This dataset includes an employee survey on commuting10 and business travel. The company also organised workshops with participants from various business units and an external expert, which serves as the basis for a mobility concept. The concept, including push and pull measures for commuting and business travel, will be developed in more detail over the next few years. In the reporting period, mobility-related emissions decreased by 2% and amounted to approximately 2% of total market- based emissions. The downstream carbon footprint of products can be divided between customer-premises equipment which enables the provision of Sunrise services in its customers’ homes, such as modems and set-top boxes, and other third-party products, such as TVs and mobile phones. The former caused around 3% of total emissions in 2024 (market-based) and are accounted for in downstream leased assets, as ownership is not transferred to the customer. The Sunrise focus lies on material use and energy consumption in order to increase the environmental performance of these products. Third-party products are included within the use and end-of-life treatment of sold products. In total, 5,668 tCO²e (+3% compared to the previous year) have been generated within these three categories. Further information is provided in section Product design and circular economy. Distribution of emissions in Scope 3 93% 2.5% 3.5% 1% Supply chain¹ Workforce² Products³ Other operational emissions⁴ 1 Purchased goods and services, capital goods, upstream transportation and distribution 2 Business travel, employee commuting 3 Downstream transportation and distribution, use of sold products, end of life treatment of sold products, downstream leased assets 4 Fuel- and energy-related activities, waste generated in operations A detailed overview of environmental data can be found in the Annex. 81 Sunrise Annual Report 2024 I Sustainability 10 Commuting also includes homeworking emissions. While SBTi considers these emissions as optional, Sunrise chooses to report them.

Product design and circular economy A significant portion of the environmental impact of Sunrise occurs during the manufacturing of acquired products, transport, use and disposal of its products. Sunrise therefore promotes circular economy by keeping products in service as long as possible through repair and refurbishment initiatives. Products that are at the end of their life are recycled responsibly. Furthermore, Sunrise approaches the design of products and services from a life cycle perspective by focusing on the use of sustainable resources, such as recycled materials, and energy efficiency. Through the efficient use of materials, the reduction of product packaging, plastics and waste/e-waste, Sunrise aims to mitigate its environmental impact and to meet its customers’ needs. The company’s goal is to move gradually towards a circular economy across its entire value chain, including third-party products that are distributed by Sunrise, such as mobile phones. With concepts such as "Device as a Service" becoming increasingly important, Sunrise is focusing not just on the circularity of its products, but also of its services. Sunrise has started this journey by actively engaging its clients in its circular economy. Furthermore, circular measures and recycling can have a positive financial impact and strengthen the supply security of scarce resources. The framework for the responsible use of materials and circular-economy initiatives is set out in the Environmental Policy. Sunrise aims to expand the range of products and services with an environmentally friendly design. A core team has been assembled to create jointly a roadmap and to discuss and track measures and successes on a regular basis. The responsibility for implementation lies with the Chief Executive Officer, Chief Consumer Officers and Chief Technology Officer. Driving innovation for sustainable products and services When it comes to Sunrise devices such as modems and set-top boxes, the focus is on durability, repairability and low power consumption. Sunrise is committed to smart resource management using recycled materials and environmentally friendly packaging that result in reduced plastic and waste. As sustainability and innovation can and should go hand in hand, Sunrise ensures that environmental requirements are addressed from a life-cycle perspective. 82 Sunrise Annual Report 2024 I Sustainability

The biggest leverage lies in improvements to the power consumption of devices, as over 80% of their emissions come from energy consumed during their use. With the development of the new model of TV Box (Apollo V1+), which was launched on to the market in 2024, Sunrise has succeeded in reducing its power consumption to 3.68W, compared to the device previously in use (Apollo V1: 4.43W in active mode). In 2025 Sunrise will also replace its TV remote control with a new generation which will extend battery life from two to seven years. The Sunrise modem, launched in October 2023, consumes 55% less energy than its predecessor. Sunrise strives to adjust its products’ hard- and software continuously, e.g., through new power- saving features such as Eco Mode, in order to improve energy efficiency further. This will contribute positively to the reduction of Scope 3 emissions by Sunrise (see the section Energy use and climate protection). The mid-term target (2027) is to achieve the European Ecodesign Directive target for standby-power consumption of a maximum 7W for connectivity devices. In order to reduce its products’ footprint further, Sunrise incorporates eco-friendly materials in production as well as packaging. The most sustainable choice for enclosure material is recycled plastic. The enclosures of the current generation of Sunrise TV Boxes are made from 100% recycled plastic. The latest generation of Sunrise modems for all access technologies in use – from DSL and HFC to Fibre – are manufactured using 100%-recycled plastics for the enclosure, sourced from waste from electrical and electronic equipment (WEEE), which is post-consumer material. For the packaging of these devices, Sunrise uses recycled cardboard, paper and industrially compostable polylactide (PLA) bags, eliminating single-use plastics. Traditional plastic twist ties for cable bindings have been replaced with wrappers made from paper and paper twist ties. To minimize shipment-related emissions, Sunrise is aiming to increase bulk packaging instead of unitary packaging. This means that less material is required, and pallet space can be utilised more efficiently, leading ultimately to fewer journeys by logistics partners. Additionally, the logistics partners are using eco-friendly packaging for transportation. Furthermore, customers now receive guidance as to whether a device is eligible for refurbishment and should be returned, or if it is at the end of its useful life and should be recycled sustainably – either by themselves or through a Sunrise shop. The goal of this approach is to repair, reuse or resell products if technically feasible, but also to avoid returns of products that are at the end of their life. The latter helps to prevent transportation emissions since the intermediate step of shipping the devices to a logistics partner can be skipped and the processing costs of obsolete products can be reduced. In the future, instructions for the handling of accessories such as cables will be issued. 100% recycled plastic for enclosures of the current generation of Sunrise TV Boxes Buyback, Smart and Flex Upgrade By committing to the principles of the circular economy, Sunrise is embracing efficient resource management through its Smart Upgrade, Flex Upgrade and Buyback programmes. These initiatives promote environmental responsibility by extending the lifecycle of electronic devices, reducing electronic waste, and encouraging reuse and recycling. This reduces the demand for new device production, lowering associated carbon emissions and resource consumption. Flex Upgrade: Customers are offered a flexible upgrade path, enabling them to switch to newer devices more frequently. However, if customers prefer to use their new device for as long as possible, Flex Upgrade allows them to have it repaired at any time if it is damaged, in order to ensure the longest- possible useful life. Even though this approach may promote consumption, the upgrade option offers simplified access to repairs at no extra cost. In addition, the device and the valuable raw materials it contains are being retained within a cycle: either by repairing the device or by ensuring that it is returned to Sunrise instead of being thrown away or left unused. Devices that are returned are either refurbished and resold, or recycled. Smart Upgrade: Through the programme customers are eligible to trade-in their old devices for newer models every 24 months. This allows for functional devices to be refurbished and resold rather than discarded, preventing valuable resources from ending up in drawers. Buyback: The programme offers customers an easy way to sell their used mobile phones, tablets and smartwatches back to Sunrise. These devices are refurbished for resale through partners or responsibly recycled if they are no longer functional. The Buyback discount on the new device incentivises customers to return their old devices instead of discarding or leaving them to end up in a drawer. The programmes resulted in a significant increase in traded-in devices, with more than 12,000 devices returned in 2024. Compared to 2023 this corresponds to around a four-fold increase. These numbers highlight the growing popularity of the initiatives which are integral to the Sunrise sustainability strategy. They provide economic benefits and unique customer experiences while playing a crucial role in reducing the company’s 83 Sunrise Annual Report 2024 I Sustainability environmental footprint. As Sunrise moves forward, it remains committed to enhancing these programmes and exploring new ways to promote sustainability in its operations. The Sunrise goal for overall returns is 20,000 devices by 2025.11 >12,000 devices returned via trade-in programmes in 2024 Reuse of network components In 2017 Sunrise initiated a pilot project to test the reuse of parts of dismantled radio installations on new sites. After the pilot proved to be successful – around 100 items were reused – the programme was extended to all projects involving the dismantling of radio hardware. As a result, the number of retained and reusable components was increased to 5,000 to 6,000 per year. In order to gain a better overview of all the dismantled and available parts Sunrise entered into a partnership with Axians in 2021. As a result of this collaboration, two new tools were developed: AxiTrack and AxiShop. AxiTrack is used by on-site employees to record and subsequently track the dismantled equipment which is delivered to the partner’s warehouse for evaluation and refurbishment. Material that cannot be reused is automatically scrapped to avoid unnecessary shipment. In AxiShop refurbished components can be ordered by Sunrise employees for new projects to avoid the need to buy new hardware. Parts that estimates suggest will not be used throughout the year by Sunrise are sold to another European partner for resale to other companies or for recycling to yield valuable raw materials. Since the start of the project (2021) more than 7,500 components have been reused; more than 2,300 were reused on the network for various projects in 2024 alone. more than 2,300 network components reused 84 Sunrise Annual Report 2024 I Sustainability 11 The target has been reworded slightly to refer to “overall returns”, due to the introduction of new trade-in programmes. Previously it was defined as “bought-back devices.”

Non-ionising radiation (NIR) With the increasing number of people using 5G, continuous technology improvements and innovation are crucial. Public voices questioning the safety of these latest technologies, in particular with regard to electromagnetic fields, are taken seriously by Sunrise. Sunrise operates a nationwide physical public mobile network that uses non-ionising radiation (NIR) to enable wireless communication. The World Health Organization has found that "to date, and after much research performed, no adverse health effect has been causally linked with exposure to wireless technologies. Provided that the overall exposure remains below international guidelines, no consequences for public health are anticipated." Nonetheless, NIR remains part of the public discourse and Sunrise faces the potential risks of new regulations and negative reputation. In turn, new technology using NIR as a transmission resource offers business opportunities for new and improved connectivity technologies. NIR standards and regulation To prevent any negative consequences, the Swiss government has issued the Ordinance on Non- Ionising Radiation (ONIR) that regulates limits and stipulates precautionary measures. These limits are ten times stricter than the limits given by the International Committee on Non-Ionising Radiation Protection (ICNIRP), which are used in EU countries and globally. Sunrise adheres to the requirements of the ordinance and was fully compliant with the mandatory radiation-limit values in 2024. The company has implemented a Quality Policy and a certified management system for NIR, which provides specific guidance on this topic for Sunrise management, employees, suppliers, business partners and their subcontractors. Within Sunrise, the responsibility lies with the Chief Technology Officer and the General Counsel & Chief Corporate Affairs Officer. As part of the ISO 9001-certification audit 2024, the topic of NIR was addressed and reviewed. Sunrise passed the ISO 9001 certification in the reporting year without any deviations. The certification audit verified that all aspects of the system are in place, functional, kept up to date and being developed further. Included in this issue are the design and planning (engineering) of mobile radio base stations, and their implementation (deployment) and operation in collaboration with external service providers. Further, the measurement, monitoring, correction and optimization (controlling) of mobile radio base stations, in particular with regard to electromagnetic fields with an influence on non- ionising radiation, were part of the audit. Also included were the corresponding operating data and reporting. Developments over the past few years With an increase in regulation, stricter planning zones, longer-lasting building permits and initiatives against 5G, Sunrise is operating in a challenging environment. For example, during the reporting year the Federal Court issued a judgement that, for the activation of certain parameters of 5G technology, a full building-permit procedure must be followed instead of the simplified procedure for minor changes. Within a short time period, this affected several hundred permits. Subsequently, a project for those full building permits had to be launched and a new project manager nominated for this. Partners were asked to increase the resources available for preparing the applications to the authorities. Engagement to build and transfer knowledge In order to ensure a continuous exchange of knowledge and experience within the field, Sunrise is a member of various organizations and working groups. For example, Sunrise is a co-founder and sponsor of CHANCE5G, an information platform covering 5G technology, radiation and health, and 5G and sustainability, among other topics. Furthermore, Sunrise co-initiated the foundation of Swiss Research Foundation for Electricity and Mobile Communication (FSM) at ETH Zurich. The foundation promotes scientific research on the opportunities and risks of technologies that generate and use electromagnetic fields (EMF) and is involved in the publication and communication of research results. Sunrise also engages in the working group on Mobile Radio and Radiation initiated by the Federal Office for the Environment (FOEN) and composed of a variety of stakeholders: permitting authorities, mobile operators, scientists and opponents of mobile communication. During the reporting year, the focus lay on short-term improvements for the purposes of the Ordinance for Non-Ionising Radiation, such as more realistic attenuation values for materials and patterns. For further improvements and preparation of the regulatory base for new mobile licences due in 2027, Sunrise shared suggestions and proposals with the Federal Office and the other stakeholders and was an active participant in the discussions. 85 Sunrise Annual Report 2024 I Sustainability

Progress Network quality and reliability Good connectivity and stability are key to product quality for a telecom-services provider and also have a significant economic impact on customers, suppliers and employees. Network and service quality — including bandwidth, availability, latency and packet loss — are of great importance, as they directly enhance the reputation that Sunrise enjoys, attract new customers and reduce customer turnover. Since businesses and individuals expect constant connectivity, good mobile reception and data throughput to be available everywhere, any failure to provide these services could have severe consequences for Sunrise as a business. Sunrise therefore aims continuously to reduce the number of network incidents in general and to ensure high-quality network performance through a dedicated and ISO 22301-certified business-continuity management system (BCMS). Sunrise is aware that its products and services also have a substantial indirect economic impact along its entire value chain. Telecom services, for example, make it possible to work from home and lead to greater crisis resistance. Other indirect economic impacts relate to the development of peripheral regions and the promotion of new technologies with a variety of positive effects. For Sunrise in turn, these services are an opportunity to grow its business. Sunrise is dedicated to providing secure and permanent access to telecom services for information exchange within the community and the economy, and to ensuring good connectivity and stability for all customers. To do so Sunrise continuously invests in the coverage and expansion of its networks and in the roll-out of new technologies. The responsibility for delivering a secure, stable network and best-in-class service quality lies with the Chief Technology Officer and the General Counsel & Chief Corporate Affairs Officer. Reduction in network incidents The goals at Sunrise are to decrease network incidents generally and to maintain high network- performance quality levels. To avoid any negative consequences, such as network failure, the company has implemented measures — from network infrastructure to service platforms — with strong redundancy and fallback mechanisms wherever and whenever required. With the implementation of preventive strategies and proactive detection methods, Sunrise aims to reduce the duration and frequency of outages and to identify them before they start affecting service quality. Sunrise constantly evaluates, monitors and improves the measures in place. In 2024 this resulted in a reduction of around 6% in network-related incidents in the medium-to-high-customer-impact incident categories. This is a further strong indication that the Sunrise network is becoming more robust and reliable in terms of service availability. In addition, ongoing upgrades and improvements to various platforms, such as the Sunrise TV and mobile service, have resulted in better stability and performance and ultimately improve the customer experience. -6% in network-related incidents Assurance of business continuity To identify outage risks early, prevent outages, continue business operations in crisis and emergency situations, and provide customers with critical telecom services in the best way possible in any situation, Sunrise operates a robust business- continuity management system (BCMS) designed to address situations where damage to infrastructure or outages may arise from natural disasters, pandemics, attacks or similar events. The system also includes specific plans to mitigate and manage potential disruptions across the company’s business processes, systems and data centres and also takes into consideration the interfaces to its suppliers. With its BCMS, Sunrise defines the requirements for planning, structuring, implementing, monitoring and continuously optimizing processes in all business areas and at all business levels. This holistic risk- assessment approach ensures that employees are fully aware of the processes applicable in the event of a crisis so that they can be followed systematically. It minimises any significant disruption to telecom services and business activities in an emergency. Sunrise achieved ISO 22301 certification for its BCMS at the first attempt and is one of the few telecom- services providers among more than 300 in Switzerland to be certified to this standard. ISO 22301 is a premium standard with strict rules governing outage prevention, mitigation, response and restoration of business continuity. The effectiveness of the measures was demonstrated in 2024 by the example of the Misox, a valley in the canton of Graubünden, where severe weather damaged part of the cable route which carried the communication lines of several telecom providers and authorities. Sunrise experienced a redundancy loss for a major B2B customer with critical, nationwide operations. Thanks to the redundant 86 Sunrise Annual Report 2024 I Sustainability design of the data and communication connections via the Sunrise networks, this did not lead to any outages for its customers. Nevertheless, it was crucial to restore the redundancy as fast as possible to prevent outages from occurring in the aftermath. The services were restored in record time thanks to the measures taken and the strong crisis-management team in place. ISO 22301 certified BCMS Providing a safe, secure and reliable network Both for the fixed and mobile network, Sunrise wants to reach 99.9% availability every year, and this was achieved in the reporting year. This figure covers all network-related incidents within the Sunrise network, including access network, service platforms and core infrastructure. Sunrise customers benefit from a multi-award- winning mobile and fixed network (see section Network in the Annual Report). These awards prove that investments and the focus on ensuring an outstanding customer experience are delivering the expected results in a highly competitive environment. The Sunrise network covers the entire country (99.9%) with its combined mobile and fixed connectivity and delivers world-leading quality and high-speed data connections. Around 60% of dwellings (based on a total of 5.5m households and businesses in Switzerland) are connected to the Sunrise HFC network (including partner networks) and have profited from a speed upgrade from 1 Gbit/s to an impressive 2.5 Gbit/s since August 2024 (more on the Speed upgrade in the Annual Report). With its strong position, the Sunrise infrastructures not only affect the company and its own customers but also have positive indirect impacts on the economy and community. Examples of this are: • A robust telecom infrastructure can facilitate international business by providing reliable communication channels and data connectivity. This is essential for global trade, attracting multinational companies and fostering economic relations with other nations. • Telecom services can play a critical role in e- commerce growth. A well-developed telecom infrastructure facilitates online transactions, digital payments and the overall expansion of the e-commerce sector. • Telecom services can help develop smart- city initiatives by supporting technologies such as the Internet of Things (IoT) and smart infrastructure (see section Digitalisation and innovation of this report). This can lead to improved city services, resource management and overall quality of life for residents. • Industry 4.0 – networked production with a fully digitalised manufacturing and supply chain – requires a powerful and reliable telecom infrastructure. This makes the quality of the network a survival and growth factor for the economy as a whole. • The Sunrise network also supports emergency services by providing connection-location data to facilitate rescues and ambulance operations. 99% availability in each mobile and fixed network 87 Sunrise Annual Report 2024 I Sustainability

Digitalisation and innovation Nowadays, new innovative solutions often build on high bandwidth, availability, reliability and low latency. Therefore, Sunrise plays an important role in contributing to the digital transformation of society and industry. As a lack of digital access can lead to social or cultural isolation, Sunrise is committed to improving digital access and inclusion for all. Sunrise is investing in innovation to develop new digital services and products. With these, Sunrise supports businesses in forging ahead with future- focused technological developments, including 5G and the Internet of Things (IoT) and contributes to its customers’ digital transformation. Digitalisation also offers opportunities for Sunrise: for example, AI not only has great potential to drive digitalisation and innovation further for the customer, but also internally at Sunrise, such as for customer service. Additionally, by advancing mobile working and consumer connectivity the company may profit from a new and loyal customer base, new business opportunities and a strengthened reputation and market position. Sunrise has further partnered with specific social initiatives to ensure that everyone can benefit from digital equity, digital inclusion and digital skills in society. Digitalisation for improved customer service In general, AI plays a key role in the digitalisation of customer service and leads to greater efficiency and quality in problem solving. Therefore, generative AI will be a key enabler in the future, both in the background for workplace features or knowledge management, and in the foreground, such as in voice-bot features. Furthermore, Sunrise is working on consolidating applications and platforms to simplify the IT structure in its customer-service systems and promote end-to-end responsibilities. One of the key aims of digitalisation in customer service is to solve a customer problem as fast as possible at an early stage. In this context, a target has been defined to measure progress, and is dedicated to digitalisation and customer calls. The Digital to Call Rate shows how many customers are still obliged to call Sunrise after a digital interaction in MySunrise. A low value indicates successful deflection of calls by self-service. With a Digital to Call Rate of 8.7 by the end of the reporting year, Sunrise did not achieve the target set (≤ 8%) fully. Nevertheless, the average annual value development from the previous year to the reporting year was positive. 5G Joint Innovation Hub At its headquarters Sunrise implemented a 5G Joint Innovation Hub to develop and showcase 5G and IoT applications for private and business customers. The hub was opened in 2019 in collaboration with a network partner and was the first 5G Joint Innovation Centre in Europe. Its aim is to promote the development of a Switzerland-wide 5G ecosystem and display live scenarios of 5G, IoT and other emerging technologies in a variety of applications, such as smart home, smart offices, smart city and smart factory. With these applications Sunrise can build the foundation to support sustainable energy transformation and can also improve resource efficiency. Some key use cases featured in the 5G Joint Innovation Hub can be found on the following page. 88 Sunrise Annual Report 2024 I Sustainability

89 Sunrise Annual Report 2024 I Sustainability IoT for smart farming Sunrise is pioneering IoT projects with partners in science and business. As part of an InnoSuisse project, the company is collaborating with Agroscope, Fenaco, the University of Applied Sciences OST and Huawei. Together they have launched a smart-farming project aimed at more efficient resource management of water and fertilizer resources. To combat weeds (bitter dock) in fields, drones take high-resolution photos of the field. These images are sent to the cloud in real time. Using machine learning based on thousands of images, the image-recognition software identifies the location of bitter dock at different stages of growth, which is then removed individually by field robots using spot spraying. Weeds are killed with hot water instead of herbicides, improving pasture productivity and reducing pesticide use, leading to cleaner groundwater, and saving the farmers time and money. Augmented collaboration Sunrise cooperates with a range of technology partners in the area of field service management (FSM) and augmented collaboration. FSM facilitates maintenance and repair services conducted by service technicians in a variety of use cases (e.g. upgrades/ outages in factories, buildings or at antenna sites). The service technicians carry out the maintenance process with the help of augmented-reality (AR) glasses, which allow them to follow a checklist by simply listening to voice commands while using both their hands on the maintenance task. They can also consult a remote expert in real time. Altogether this saves time in resolving the technical problem and in commuting time that would have been incurred if an expert had been required on site or if service technicians had not been able to resolve the problem immediately. It also improves safety for the service technicians on site and eliminates redundant activities. Ambient IoT Ambient IoT is an extension of the standard IoT, offering solutions specifically developed for energy-efficient monitoring and tracking of devices and objects. Ambient IoT uses sensors and chips that do not require their own power source, instead drawing the minimal energy needed from electromagnetic impulses in their environment. This eliminates the need for the additional installation of SIM modules, modems, power supplies, and GPS trackers. The Ambient IoT sensors used transmit their data over a 5G network to a central management platform, where the data is processed and analysed in real-time. These features make Ambient IoT ideal not only for applications in warehouse management and logistics but also as a tool for the circular economy. In the future, individual products or materials may be equipped with IoT tags that make it possible to monitor their current status in the circular- economy cycle and their condition. Although Ambient IoT is not yet commercially available in Switzerland – the standard is currently being defined by the 3GPP Committee – Sunrise already has a pilot use case at the 5G Joint Innovation Hub to showcase the possibilities of such new applications.

Digital inclusion Sunrise wishes to give everyone the opportunity to be part of the digital world and is committed to ensuring that people living at or below the poverty line in Switzerland have access to digital services, education and infrastructure. Also, whether setting up an email account, submitting an online application or buying tickets with an app, digital skills are becoming increasingly important in all areas of life. However, dealing with digital technologies is still a challenge for many people. Through a collaboration agreement, Sunrise provides its partner Caritas with know-how, volunteers, shops as locations for meetings, subsidized products and financial support. In August 2023 Sunrise and Caritas launched two mobile and two Internet subscriptions, and a TV product, at heavily discounted rates. All five subscriptions can be purchased at any Sunrise shop on presentation of a Caritas KulturLegi ID. With the financial support of Sunrise, various regional Caritas organizations offer drop-in sessions to improve digital literacy, for example so called Digi-Treffs. In 2024 around 270 Digi-Treffs took place and more than 700 consultations were provided. Sunrise also set up a programme with Caritas to support people with a KulturLegi ID in improving their digital skills in its own shops, trained by Sunrise employees as part of the volunteer programme. The Sunrise volunteering programme for digital inclusion will start in March 2025. Supplementing this collaboration, Sunrise also donated devices to charitable organizations. In 2024 the company donated 400 devices with a total estimated value of CHF 250,000 to a variety of organizations, such as "Wir lernen weiter", Rafisa Switzerland and schools in Romania. Donating devices not only promotes digital inclusion, but also gives the devices a second life, which contributes to circularity (see also the section Product design and circular economy). 270 Digi-Treffs for improved digital literacy Accessibility With the aim of ensuring better access to digital content and services for people with disabilities, Sunrise has already taken some initial steps. A project will be rolled out in line with the ongoing revision of Switzerland’s Equality Act for people with disabilities, which reflects in part the EU Digital Accessibility Act DAA that takes effect in June 2025, with the aim for example of ensuring better access to digital content and services for people with disabilities. This requires the implementation of Web Content Accessibility Guidelines (WCAG) standards in various technical areas. The company’s Accessibility project has entered the respective planning phase, which entails the creation of an Accessibility Policy, engagements with respective stakeholders, responsibility assignments and the building of relevant skills and expertise. The project timeline for the implementation stretches into 2026, in line with amendments to Switzerland’s Equality Act for people with disabilities, that is expected to enter into force around 2027. 90 Sunrise Annual Report 2024 I Sustainability

User protection and satisfaction Sunrise is committed to providing a high-level of customer experience. With the help of a wide range of channels, tools, artificial intelligence and dedicated teams, customer satisfaction is continuously improved. In addition, Sunrise prioritises youth media protection, as young people in particular should be protected in the digital world. By prioritising a safe and carefree customer experience and the self-responsible use of its products, Sunrise can protect the digital, physical and mental safety of consumers. A strong customer focus and transparency in customer dialogue and marketing can contribute to customer loyalty and satisfaction, which can in turn improve consumer relevant ratings and therefore the company’s reputation. Enhancing customer experience and support Sunrise is dedicated to providing exceptional customer support across all segments through various channels and strategic initiatives. The basis for the proper way to interact with Sunrise customers is set out in the Sunrise Code of Conduct. The overall goal of Sunrise is to deliver a great experience for its customers, which means delivering innovative products and services, and treating potential, existing and former customers fairly and with respect. The company is further committed to ensure that advertising or marketing materials are accurate, transparent and comply with company guidelines, local laws and regulations. The responsibility lies with the Chief Consumer Officers Main Brand and Flanker Brands, as well as with the Chief Business Officer. For its residential customers, Sunrise manages the entire customer lifecycle and offers its multilingual services through call centres in nine countries, and offers additional consulting, support and sales services in more than 100 Sunrise shops across Switzerland and through digital channels. All customer-service and Sunrise shop agents undergo training on Sunrise standards, with access to ongoing coaching and cross-product training. Business customers benefit from a 24/7 support, a digital self-service portal for account management and enhanced support options, such as on-site service managers for select customers, or personalised service from dedicated account managers. Additionally, a dedicated wholesale services team handles sales, pre- and post-sales activities, technical support, troubleshooting and fraud prevention. For further information see the section Mobile virtual network operators (MVNO) in the Annual Report. Due to the extensive migration of customers from UPC to Sunrise, it was necessary to make complex adjustments to systems and processes. This led initially to an increase in escalations of customer cases. At the same time, considerable efforts were made continuously to improve the quality of service. The measures taken, investments in training programmes and optimized processes all showed positive results. In 2024, Sunrise introduced new quality standards and a quality-control system to ensure frontline agents consistently deliver a high level of service. Sunrise also continuously invests in improving its customer experience through digital service enhancements, including self-service tools like My Sunrise, providing customers with greater flexibility to manage their accounts. Furthermore, a dedicated team at Sunrise with a focus on "Voice of the Customer" provides valuable insights through research and testing. "Voice of the Customer" is a way of measuring and collecting a customer’s feedback on their experience of an organization’s products or services. Its aim is to understand better what customers need and expect from a brand and to gauge what their overall customer experience is like. The team's tasks include, among other things, qualitative and quantitative consumer and market research, and NPS and customer experience analytics in conjunction with other service KPIs. For example, by using a dedicated consumer test panel, the team tests the effectiveness of marketing campaigns or the understandability and transparency of service communication. Additionally, instruction templates of new devices to connect and activate it independently were tested with Sunrise customers in the reporting year. Performance measurement with NPS To further enhance service quality, the customer experience is constantly measured using the Net Promoter Score (NPS), a widely used market- research metric that is based on a single survey question. It asks respondents to rate the likelihood that they would recommend a company, product or a service to a friend or a colleague on a scale of 0 to 10. The NPS score is calculated based on customer- survey responses and reflects the difference between Promoters (9-10 ratings) and Detractors (0-6 ratings). To ensure comprehensive feedback coverage, Sunrise has structured the NPS programme into various touchpoints, categorised into "journeys", e.g., Buy, Onboarding, Help, Use, and Leave. Sunrise conducts NPS surveys on a regular basis for B2C and B2B customers, e.g., via email and SMS, depending on the survey type. By analysing the results, the company can monitor overall satisfaction, identify pain points, and inform service improvements. Survey results are displayed in real- time through a partner platform, which features text analytics and AI-driven sentiment analysis to gain deeper insights. Alerts are triggered for low NPS ratings, prompting agents and customer-service representatives to follow up with customers to address and resolve issues promptly. 91 Sunrise Annual Report 2024 I Sustainability

Sunrise has set internal NPS targets on both company and individual levels, forming a key component of performance evaluations and remuneration structures. This ensures a consistent focus on customer satisfaction across all operational levels. Youth media protection Sunrise has been committed to youth media protection as part of an industry initiative for years, which has been partially formalised into law over the last five years. In this context, Sunrise informs its customers about the dangers and risks of the digital space and provides practical tips for youth media protection in general and specifically when using Sunrise products and services. Sunrise is furthermore aiming to be part of a new industry organization in the making, focusing on Youth Media Protection in Film and Gaming. In addition, Sunrise is committed to a partnership with Kinderschutz Schweiz (Child Protection Switzerland) that launched in 2024. As part of this, Sunrise supported and distributed a media campaign against sexual assault online in Summer 2024. Under the motto "What you share online, you share with everyone. Protect what's important to you", Sunrise cooperated with a range of participating private and public stakeholders to protect children and young people from sexualised violence online. Sunrise will continue its engagement supporting media campaigns within this partnership in 2025. 92 Sunrise Annual Report 2024 I Sustainability

Governance Privacy and data security Personal data is one of the most important assets in today’s digital world. Therefore, its protection also plays an increasingly important role. To ensure data security, Sunrise sets the highest standards for information-security with its ISO-certified Information Security Management System. Telecom services are becoming increasingly complex and rely heavily on sophisticated technical infrastructure. Software and hardware failures, human error, viruses and hacker attacks can affect the quality of service or, in the worst case, lead to system failures. Any data leak or privacy and data-security issues could harm the privacy of Sunrise stakeholders. This would have severe consequences for Sunrise and its customers and employees, leading to a potential loss of trust among customers, employees and business partners in the company and throughout the industry as well as possible fines imposed by the competent regulatory authorities. By securing digital systems, Sunrise can mitigate these risks and ensure compliance with statutory and regulatory requirements. Information security standards and frameworks To ensure compliance, Sunrise has developed policies, standards and guidelines, including information-security policies that take into account information-protection requirements. Transparency in the way data is handled is guaranteed by appropriate privacy policies. Sunrise promotes a culture of education and awareness with annual mandatory e-learning courses on information security, cybersecurity and data privacy and handling. Additional campaigns and reporting mechanisms, such as data-breach incident reports and an independent whistleblowing portal, encourage employees to become actively involved (see the section Business ethics and governance). Responsibility for the policy framework lies with the General Counsel & Chief Corporate Affairs Officer. In addition, the Chief Information Security Officer, who reports to the Chief Technology Officer, is responsible for the Sunrise security strategy and objectives. Sunrise attaches great importance to information security. The goal for Sunrise is to have zero security incidents that result in a substantial data breach, and this was achieved in the reporting year. The Sunrise Information Security Policies define the rules for how Sunrise aims to achieve its overall information- security objectives. • Confidentiality of information is maintained. • Integrity of information is assured. • Availability of information is maintained. • Statutory and regulatory obligations are upheld. Sunrise sets the highest standards for information security with its ISO 27001-certified Information Security Management System (ISMS) and aims to pass the audit/recertification every year, and it has done so in many consecutive years. This certification, which is validated by external auditors, covers all operational processes, the handling of customer data and the technical infrastructure. The ISMS is actively maintained and reviewed regularly, including risk assessments that address any deviations until they are mitigated, thus making sure the ISMS is always up to date. The main task of the ISMS is permanently to define, manage, control, maintain and improve information security continuously by establishing procedures and rules within Sunrise that ensure the confidentiality, integrity and availability of information and minimise risks. Sunrise was the first telecom company in Switzerland to be certified end-to-end regarding information security and the significance of ISO 27001 certification has grown continuously over recent years. Since Sunrise has many business customers in highly regulated sectors, the company is exposed to the relevant external assessments and audits. All of them value its commitment to maintaining a strong ISMS and it also helps to attract new customers. ISO 27001 certified ISMS Cybersecurity As cybersecurity challenges and threats continue to grow, Sunrise has centralised its security operations to protect the company’s assets and third-party data effectively and efficiently, and to respond to threats and security incidents in a timely manner. Reporting to the Chief Information Security Officer, Sunrise operates the Cyber Secure by Design, Security Investigations and Cyber Defence departments. The Cyber Defence department consists of the Security Operations Centre (SOC) team, which is responsible for monitoring security events and responding to incidents, and of a team responsible for managing and mitigating threats and vulnerabilities. The cybersecurity departments have implemented several structural improvements to strengthen the cybersecurity posture of Sunrise further. These improvements have been made to protect the 93 Sunrise Annual Report 2024 I Sustainability company’s network and any other assets against any cyber attacks, but also for proactive threat and risk management, using state-of-the-art AI-infused methods to help the operations staff take quick and decisive containment and mitigation measures. The certified ISMS coupled with a continuous information-security risk-management process, helps Sunrise to ensure that any risks that are uncovered are subject to professional risk assessment. A risk assessment measures the risk at a certain point in time and is always subject to mitigation, as well as an approval process, and is linked to an accountability and responsibility matrix. The information-security posture of a company is a combination of internal mechanisms and processes, combined with contractual and technical measures aimed at protecting against the threats that it could be facing through its partners, contractors or the supply chain. Sunrise has a supplier-security policy and framework in place, within which suppliers that are considered a potential high risk to the company are monitored and additional guarantees, such as standard contractual clauses, are put in place to help ensure the security of any Sunrise information, be it corporate, intellectual property rights (IPR) or customer data. In 2024, Sunrise created an internal cybersecurity hub, which can be accessed through the Sunrise intranet. It provides a comprehensive overview and direct links to the Sunrise security strategy, relevant contacts, key cyber principles, security policies, training courses and services, and to information about the correct procedure to follow in the event of a security incident. In October 2024, as part of the European Cyber Awareness month, Sunrise facilitated several cyber awareness events and campaigns, which focused this year on social- engineering threats. Social engineering, mostly through phishing, remains one of the top cyber threats. Throughout the month, Sunrise shared tips, resources and best practices to help all employees be safe and stay safe online. Additionally, phishing was also this year's theme in the annual security training that is mandatory for all Sunrise employees. Data privacy The revised Swiss Data Protection Act (FADP) has been in force since 1 September 2023. Personal data is defined as any information relating to an identified or identifiable natural person. In accordance with the FADP, the Privacy Policy sets out the guiding principles for the handling of personal data by Sunrise. The FADP specifies the principles of data processing, the information duties of Sunrise when processing personal data and grants data subjects (in particular employees and customers) their rights under the FADP, such as access and information rights and where applicable the right of deletion or rectification of personal data. The FADP also defines the role and competences of the Federal Data Protection and Information Commissioner and penalties in the case of violation of the FADP provisions. Potential data breaches are thoroughly reviewed and documented. The new Security & Privacy intranet page provides links, information and guidance for employees to react correctly and efficiently immediately in the event of a privacy incident. The intranet privacy page sets out appropriate measures to protect the privacy of customers’ data and those of employees and service providers. Sunrise applies a need-to-know-principle, allowing employees to access and process only personal data that is needed to perform their function. Additional relevant policies include the Sunrise Information Classification Standard and a Physical Security Policy for access- control measures. Furthermore, an updated Privacy Policy and a Data-Handling Policy have been developed and are expected to be launched in Q1 2025. 94 Sunrise Annual Report 2024 I Sustainability

Business ethics and governance Sunrise is committed to high legal and ethical standards in all business relationships. The Code of Conduct builds the basis for ethical business conduct. Mandatory training on the Code of Conduct and other policies ensures compliant behaviour among Sunrise employees. Sunrise is committed to conducting its business in accordance with ethical principles and in compliance with all applicable legal provisions in order to safeguard the interests of investors, employees, customers and the public. Furthermore, ethical and transparent governance and management lead to increased fairness and accountability, which can increase trust in the company and industry in general. By complying with all statutory and regulatory requirements, Sunrise can minimise any potential legal-proceeding risks, e.g. relating to corruption and anti-competitive behaviour. Framework for ethical business conduct The Sunrise commitment to integrity and ethical behaviour is anchored in the Sunrise Code of Conduct. Together with the internal Anti-Corruption Policy, the Gifts & Hospitality Policy and the Anti- Money Laundering Act Policy it provides the framework for Sunrise business operations and addresses all the relevant stakeholders and issues of importance for ethical business conduct. Sunrise also expects its business partners to act ethically and responsibly and has implemented a Vendor Code of Conduct (see the section Responsible supply chain). Changes and amendments to existing laws and regulations are monitored on an ongoing basis and discussed with the relevant business department. With the compliance master tool, Sunrise controls compliance with all applicable regulatory requirements relevant to the company at regular intervals within the various business units. The overall responsibility lies with the General Counsel & Chief Corporate Affairs Officer. Employees and members of the Executive Committee receive annual training on relevant policies, regulations and laws. In addition, the Compliance Officer makes recommendations, advises and assists employees and members of the Executive Committee with any questions or uncertainty related to regulatory requirements. Sunrise encourages its employees and business partners to report suspected or actual violations of the Code of Conduct, of anti-corruption regulations or of anti-competition and anti-trust policies directly or via independent whistleblowing processes. Reports may be made completely anonymously, are treated as strictly confidential and whistleblowers are protected from retaliation of any kind. The complaints submitted are passed to and investigated by the Sunrise Compliance Officer in order for appropriate measures to be taken. In a quarterly compliance-risk report the clustered and anonymised enquiries are reported to the Executive Committee by the Sunrise Compliance team, in accordance with Swiss law. Sunrise follows a zero-tolerance approach to bribery and compliance with anti-bribery regulations. The company has established an approval procedure for sensitive transactions that may be perceived or implied to be favours. In 2024, there were no confirmed incidents of corruption, anti-competitive behaviour or anti-trust. There is an ongoing proceeding based on a Competition Commission (COMCO) decision against Sunrise in connection with the provision of ice-hockey content on pay TV. Regular training on compliance To ensure compliance with the law and ethical standards and to ensure that all employees act ethically, Sunrise employees and management are required to complete training courses on the Sunrise policies regularly. This includes annual mandatory e- learning courses on the Code of Conduct, security and privacy. Additionally, an e-learning course on the Anti-Corruption Policy is mandatory for all new employees, as well as bi-annually for selected employees who are likely to encounter situations where more detailed anti-corruption knowledge is required than that which is already provided in the Code of Conduct. The Sunrise goal, and also a company bonus metric, is for 100% of eligible employees to complete the required mandatory training every year, and this was again achieved in 2024. This target is also set at an individual- employee level: all employees have a mandatory objective to complete the required training modules, and this objective is also reviewed by line managers in the quarterly performance discussions. Overall completion is monitored and reported at least monthly within Sunrise. Governance Due to the spin-off of Sunrise from Liberty Global in 2024, the Sunrise governance structure has been changed compared to the previous year. A comprehensive overview of the Sunrise governance structure consisting of the Board, the Committees, the CEO and the Executive Committee is disclosed in the Corporate Governance Report. Sustainability is embedded throughout the company. The ultimate supervisory responsibility for sustainability lies with the Board, with the Audit Committee having specifically defined duties in the statement of purpose (see section on the Audit Committee in the Corporate Governance report). The main strategic responsibility at the executive- management level lies with the CEO, who sets sustainability ambitions and targets and chairs the Sustainability Steering Committee. The Sunrise Sustainability Steering Committee consists of 15 members, including several Executive Committee members and senior leaders from various business units to ensure representation from the entire organization (for further information see section Sustainability organization). 95 Sunrise Annual Report 2024 I Sustainability

Responsible supply chain Sunrise procures items from several thousand suppliers, mainly in Switzerland but also in Europe and even globally, with a large number of people involved in the manufacturing of these products and services. Sunrise is committed to fair procurement and supply chains, and by integrating environmental criteria and regulatory requirements into its purchasing activities Sunrise can influence the value chain positively and reduce risk. The procurement behaviour of Sunrise can affect sustainability considerations in the upstream supply chain by selecting suppliers, making procurement decisions and imposing requirements on suppliers. Sunrise is committed to safeguarding the environment, labor and human rights not just in its own operations but also, more importantly, in its supply chain, requiring that partners adhere to and implement locally recognized environmental and labor standards. In doing so, Sunrise can contribute to the sustainable behaviour of its suppliers, and to the safety and well-being of their employees. Supply-chain management and product procurement are important cost and risk factors for Sunrise and thus influence the economic success of the company. The way in which the company works with suppliers and the management and control of these supply chains can also have an impact on the resilience of the supply chain, on customer relationships and can further minimise exposure to possible future regulation, which results in improved business stability. Ensuring ethical and environmental practices and compliance Sunrise not only prioritises emission reduction in its supply chain (see section Energy use and climate protection) but also holistic environmental protection in its procurement activities. As one of Switzerland’s leading telecommunications providers, Sunrise is committed to the highest legal and environmental standards and expects its partners to meet the same ecological standards. In addition to the legal requirements, external stakeholders, such as customers, increasingly expect companies to act sustainably and to increase their efforts regarding labor and human rights in the supply chain. In order to meet those regulations and expectations and to promote environmental responsibility in its supply chain, Sunrise has implemented the Sunrise Vendor Code of Conduct, which outlines the standards for business integrity and ethics, labor and non-discrimination, the environment, data handling and governance. This must be accepted and confirmed by suppliers, and may require them to go beyond compliance with locally applicable laws and regulations. The Sunrise Vendor Code of Conduct is available on the Sunrise website and is also issued to all suppliers during the supplier onboarding process. It informs new suppliers of the requirements for compliance with environmental laws and regulations and the responsibilities for the reduction of resource consumption and emissions, the handling of hazardous substances and waste disposal. To ensure conformity with applicable laws and regulations, suppliers are expected to use periodic self- evaluation or other audit procedures. However, Sunrise also reserves the right to verify the supplier’s compliance with the Vendor Code of Conduct. In the case of non-compliance, Sunrise reserves the right to terminate the business relationship with the supplier. In an interdepartmental collaboration led by Strategic Procurement and Legal, Sunrise created its first blueprint for a company framework that encompasses contracting rules and best practices. The document is called the Golden Rules and will be introduced in 2025. It is a comprehensive standard that addresses all topics related to third-party contracts with suppliers for purchasing goods and services. It should be noted that sustainable sourcing practices are an integral part of this document. Furthermore, Sunrise is fully committed to supporting the protection of internationally proclaimed human rights as a signatory of the UN Global Compact and refers, in its Human Rights Policy, to the guidelines and recommendations of the International Labour Organization (ILO). All Sunrise suppliers, agents and distributors are required to prevent or mitigate adverse impacts on human rights and labor standards, as specified further in the Sunrise Vendor Code of Conduct. Purchasing is linked to various departments and so responsibility at Sunrise is anchored in several business units. However, the majority of sourcing activities are located within the Chief Financial Officer unit. Internal training on sustainable procurement practices, workshops and sustainability- related inputs are part of regular Strategic Procurement meetings, and are provided by the Procurement Business Excellence team. Sunrise procurement processes All suppliers are required to complete the Sunrise selection process, which includes evaluations of their maturity level in security, privacy, sustainability and compliance. Existing suppliers must undergo re- evaluation regularly and whenever a new contract is signed. The Sunrise Strategic Procurement team completed its first year of assessing suppliers on the basis of sustainability factors, including environmental, social and governance factors. This assessment influenced tender decisions and highlighted areas for improvement. Sustainability now accounts for at least 10% of the rating in the overall supplier-assessment matrix. In 2024, Sunrise assessed over 100 potential suppliers in relation to environmental and social factors. Also, Sunrise integrated corporate-sustainability obligations into contractual agreements with 96 Sunrise Annual Report 2024 I Sustainability suppliers, namely the Master Service Agreement and the General Purchasing Conditions, in the reporting year. The contractual clauses require compliance by the supplier with the Sunrise Vendor Code of Conduct. The supplier is expected to implement sustainable procurement practices with transparency throughout its supply chain. Sunrise ensures this compliance by requiring a right of audit towards its suppliers. over 100 potential suppliers assessed in relation to environmental and social factors To comply with the Swiss Ordinance on Due Diligence and Transparency regarding Minerals and Metals from Conflict-Affected Areas and Child Labour (DDTrO), Sunrise has implemented a due- diligence process under the lead of the Vice President Strategic Procurement. Since the previous year, a supplier-oriented risk-management process with a focus on child labor is in place. This process intends to minimise the likelihood of potential adverse child-labor impacts through a series of measures. In accordance with the Swiss Code of Obligations, Sunrise has adopted its policies, applies traceability principles when essential and provides an early-warning system. The core of the due diligence is an in-depth risk-management strategy for identifying, assessing and prioritising risks and the establishment of a reporting mechanism for stakeholders to disclose child-labor concerns. If high- risk cases are identified, they are managed on a case-by-case basis. This process is documented and published annually. Details of the reporting can be accessed here: Sunrise Supply Chain Due Diligence Obligations Report. 97 Sunrise Annual Report 2024 I Sustainability

Annex Task Force on Climate-Related Financial Disclosures (TCFD) Report Sunrise began its climate change risk assessment in 2024 following the spin-off to evaluate the company's climate-related risks and opportunities as an independent entity. The assessment aimed to determine relevant risks, gauge the company’s resilience to these challenges and explore opportunities tied to its net-zero transition. The assessment adhered to the recommendations set out in the Task Force on Climate-related Financial Disclosures guidelines and the following report includes the suggested disclosures on governance, strategy, risk management as well as targets and metrics. Governance Climate-related matters including risks and opportunities are part of the overarching Sunrise sustainability governance structure described in section Sustainability organization of the Sustainability Report. Furthermore, those responsibilities are allocated at the Board level, namely under the responsibility of the Audit Committee, described in the Corporate Governance report. Strategy In 2024, a comprehensive assessment of physical and transition risks was conducted to identify key risks and opportunities facing Sunrise under the two opposing climate scenarios outlined below. The assessment considered impacts from today until 2030 (mid-term) and 2050 (long-term). The outcomes are based on a qualitative evaluation, and Sunrise plans to undertake a quantitative analysis of climate risks and opportunities in 2025. Low-emission scenario In this scenario, global GHG emissions drop by over half by 2050, with average temperatures rising no more than +2 °C by the end of the century (Intergovernmental Panel on Climate Change IPCC scenario RCP2.6). This pathway aligns with the goals set out in the Paris Agreement, driven by a rapid global shift to a low-carbon, electrified economy. Resource and energy intensity decline across sectors, as nations take strong actions to reduce emissions and advance carbon capture for hard-to- abate sectors. High-emission scenario In this scenario, GHG emissions rise steadily through to 2100, driving a +4 °C temperature increase by the end of the century (IPCC scenario RCP8.5). Economic growth remains resource-intensive, with high material and energy consumption and greater resource exploitation. Decarbonization efforts by some nations are insufficient to significantly reduce global emissions or resource intensity. The identified risks and opportunities are described in detail in the tables below. They are categorised as follows: Physical hazards • Longer-term impacts like heat and precipitation (chronic risks) • Short-duration events like river flooding and landslides (acute risks) Transition risks and opportunities • Key risks include policy and reputation risks • Opportunities include efficiency improvements and adoption of sustainability practices 98 Sunrise Annual Report 2024 I Sustainability

Overview 1: Transition risks Market Risk Description and Impact 1: Escalating carbon and energy costs driven by rising data demand and taxation: Sunrise may face escalating operational costs as rising carbon taxes, energy price volatility and increasing data demands drive higher emissions. Data demands are growing from technologies such as 5G, Internet of Things (IoT) and artificial intelligence (AI), causing greater energy consumption. In turn, this increases exposure to higher energy costs and carbon taxation which impacts profitability and requires proactive sustainability measures to reduce emissions and improve energy efficiency. Time Horizon Expected to continually increase, becoming significant in the mid-term and substantial in the long-term due to carbon taxation and energy costs. Risk Mitigation Strategies (in progress and planned) Maintain renewable electricity commitment and price stability: As a 100% renewable-electricity user, continue stabilizing costs through the current electricity purchasing strategy along with an additional focus on long-term power purchase agreements (PPAs), on-site renewable installations, and other measures as deemed necessary. Additionally, evaluate cost-effective carbon offsetting and removal options to manage residual emissions, ensuring resilience against market volatility and regulatory requirements for offsets which will be a focus in the upcoming years, when the potential for reducing own emissions will have been exhausted. Enhance energy efficiency in the infrastructure: Ongoing high focus to implement energy-efficient network upgrades and AI- and IoT-driven energy management to reduce energy consumption. Keeping the focus on modernizing infrastructure, such as 5G and fibre upgrades, to further lower operating costs and emissions. Sustainability management practices: Mitigate upstream emissions by engaging with suppliers and applying green procurement standards, enhancing data quality, supporting suppliers in reducing their carbon footprint, and fostering sustainable practices within the supply chain. Internal innovation incentives: Evaluate an internal incentive scheme to foster emission-reducing projects, offset tax liabilities, and drive innovation in energy efficiency across the organization. Risk Description and Impact 2: Increasing customer and investor sustainability expectations: With rising expectations for strong sustainability performance, Sunrise faces high demands from customers and investors prioritising sustainability. Investors may divest from companies lacking clear sustainability targets, while B2B clients may favour providers with robust sustainability credentials, affecting competitive positioning. Falling short of expectations may result in reduced market share, damaged brand reputation and limited access to capital. Time Horizon Expected to continually increase, becoming significant in the mid-term as customers and investors demand low-carbon solutions. Risk Mitigation Strategies (in progress and planned) Expand green products and service offerings: Further develop sustainable, energy-efficient telecom solutions to help clients reduce their footprint, such as low-carbon-emission devices, IoT and AI applications, for example smart building tools, and maintain remote working support. Enhance sustainability reporting transparency: Maintain alignment with sustainability-reporting standards, like GRI and TCFD, and science-based targets. Regularly publish progress to generate customer, public and investor confidence. Further support sustainability-linked financing: Issue bonds or loans with favourable terms tied to sustainability goals, lowering capital costs upon achieving carbon or efficiency milestones. Implement a customer sustainability data tool: Evaluate dashboard monitoring and other approaches to help B2B customers track their telecom carbon footprint, aiding them in their own sustainability reporting. Maintain sustainability training and awareness programme for employees: Further provide sustainability training to educate employees on sustainability, ensuring they can effectively communicate and contribute to Sunrise initiatives towards customers. 99 Sunrise Annual Report 2024 I Sustainability

Policy & Legal Risk Description and Impact Growing compliance and reporting demands with potential climate litigation risk: Sunrise faces intensifying compliance demands for climate disclosures under Swiss and international frameworks (Swiss Art. 964 CO, TCFD, TNFD), requiring enhanced data collection and reporting capabilities. Alongside this, there is a growing risk of climate-related litigation over issues like greenwashing and regulatory non-compliance, driven by increasing climate awareness and stricter regulations. Time Horizon The risk exists today, and Sunrise is building its sustainability capabilities to monitor and manage this risk in the future. Risk Mitigation Strategies (in progress and planned) Regulatory engagement and proactive compliance: Maintain active engagement with regulatory bodies, industry associations, and advocacy groups to stay informed on evolving regulations. Sunrise will focus on exceeding minimum compliance requirements where feasible, leveraging B2B- and investor-driven sustainability standards to reinforce market positioning. Centralized and dedicated sustainability- compliance team: Centralized compliance oversight is in place through a cross-functional team to efficiently monitor regulatory developments, assess emerging risks and ensure alignment with evolving sustainability requirements. This dedicated approach supports robust compliance tailored to the company's resources and capabilities. Adopt science-based targets with cost-aware audits: Sunrise has set and validated near-term emission- reduction targets and is working on its long-term net- zero science-based emission-reduction targets (SBTi). It is also implementing a balanced approach to audits, using both internal and third-party audits strategically to maintain transparency and compliance while managing associated costs. Strengthen transparent climate disclosures and reporting: Sunrise is committed to transparent, high- quality climate disclosures aligned with TCFD and other relevant frameworks, emphasizing thorough and credible reporting to meet B2B, investor and public expectations. Comprehensive, stakeholder- focused disclosures demonstrate accountability and mitigate risks related to perceived non-compliance or greenwashing. Implement verified environmental claims and cost- efficient certification: Ensure that environmental claims are accurate and backed by validated data and recognized certifications (e.g., ISO 14001), to reduce risks related to perceived greenwashing. Balance verification processes with cost considerations, avoiding overextension in areas where robust claims validation can be achieved without excessive resource allocation. Market and Technology Risk Description and Impact Increasing low-carbon raw-material costs and limited availability: Sunrise faces rising costs and limited availability of critical raw materials (e.g., copper, lithium, rare earth metals) and low-carbon alternatives, directly impacting the procurement of materials for its own infrastructure. Additionally, indirect risks arise from limited availability of low- carbon materials used in products procured from third-party suppliers for B2C and B2B sales. Supply- chain disruptions and high demand for low-carbon alternatives could increase costs, delay technology rollouts and impair the ability to meet consumer needs and regulatory standards. Time Horizon Expected to continually increase, becoming significant in the mid-term as customers demand low-carbon solutions. Risk Mitigation Strategies (in progress and planned) Circular-economy and product-longevity programme: Further advance circular-economy frameworks by refurbishing and reusing devices, designing modular, upgradeable products and extending product lifespans. This approach reduces raw- material dependency and supports resource conservation, lowering cost and environmental impact. Sustainable sourcing and supplier partnerships: Further adopt and evaluate sustainable sourcing practices, such as the establishment of long-term contracts with suppliers, and strengthen collaboration with key partners to ensure stable pricing and supply. Engage in transparent communication on potential material shortages and create contingency plans with low-carbon-oriented alternative suppliers. Low-carbon-material innovation and industry collaboration: Explore and further adopt low-carbon alternative materials, such as recycled metals and bio-based components, to reduce environmental impact. Collaborate with telecom-industry partners to develop shared standards for resource efficiency, 100 Sunrise Annual Report 2024 I Sustainability benefiting from collective innovation and economies of scale. Investment in digital solutions to reduce material needs: Further promote digital and virtual services, like cloud-based and AI solutions, to minimize hardware requirements and reduce reliance on physical raw materials. Technology Risk Description and Impact Insufficient adoption of circular-economy practices and efficient product design: With a societal shift toward a circular economy, Sunrise faces pressure to reduce waste, enhance resource efficiency, and design products for longevity and recyclability. Failure to effectively adopt circular principles risks losing eco-conscious customers, facing regulatory fines with stricter e-waste laws and incurring higher production costs. Inadequate circularity may also restrict access to public procurement and partnerships with sustainability-focused clients. Time Horizon Expected to continually increase, becoming more relevant in the mid-term with a shift towards circular- economy principles. Risk Mitigation Strategies (in progress and planned) Enhancing product renewal and trade-in programmes: Further fostering trade-in programmes for devices, encouraging returns for refurbishment and resale to reduce material demand and electronic waste. Adopt modular and sustainable product design: Continue collaboration with suppliers to design modular, upgradeable products like routers, reducing full-device replacements and enhancing sustainability. Establish circular partnerships with suppliers and recyclers: Further promotion of partnerships with suppliers and recyclers to ensure sustainable sourcing and recyclability, fostering a circular supply chain for Sunrise products. 101 Sunrise Annual Report 2024 I Sustainability

Overview 2: Physical risks Acute Risk Description and Impact Sunrise faces significant risks from acute physical weather events, which may result in a range of challenges. Extreme weather events (for example, flash floods, hailstorms and landslides) may, among other risks, lead to: • Damage to antennas, transmission stations, and network infrastructure, leading to reduced service coverage and operational disruptions. • Limited accessibility for technical staff to reach work sites, particularly during extreme weather, delaying critical maintenance and repairs. • Higher maintenance and repair expenses to ensure network resilience and reliability. • Escalating insurance premiums and/or reduced availability of insurance coverage in the market adds financial strain to address climate-related vulnerabilities. • Indirect impacts of extreme weather disruptions in the supply chain, which may hamper the ability of Sunrise to provide services or products to its customers. Time Horizon Unabated climate change will progressively increase the frequency and severity of extreme weather events, with risks growing significantly by mid- century and beyond. Risk Mitigation Strategies (in progress and planned) Implement climate-resilient infrastructure: Evaluate opportunities to upgrade antennas, transmission stations and critical infrastructure with elevated bases in flood-prone areas and heat-resistant materials. This minimises damage during extreme weather events, reduces maintenance costs and ensures network continuity. Adopt energy-efficient and heat-resilient solutions: Further adopt the employment of low-energy cooling systems, heat-resilient lithium-ion batteries and ventilation-based cooling to reduce reliance on refrigerants. These measures address rising cooling demands, lower operational costs and enhance energy efficiency. Enhance supply-chain resilience: Evaluate sourcing diversification strategies, intensify the integration of climate criteria into supplier selection. These actions mitigate supply-chain disruptions and ensure reliable access to critical network equipment. Chronic Risk Description and Impact Sunrise faces long-term risks from chronic physical conditions related to climate change. Long-term climate events may lead to: Rising temperatures and prolonged heatwaves: Higher average temperatures increase cooling demands for the Sunrise technical centres and telecommunications infrastructure, driving up energy costs and operational expenses, and potentially raising Scope 2 GHG emissions. Without efficient cooling, the risk of equipment overheating threatens service continuity. Shifts in precipitation patterns: Changes in rainfall patterns may affect electricity supply stability. Water scarcity: High water consumption for the network of Sunrise infrastructure in water-stressed areas can lead to rising costs and reputational risks, especially if it impacts local communities’ water availability. Climate variability: Long-term shifts in climate conditions could reduce the performance and reliability of the Sunrise infrastructure, increasing maintenance costs and operational disruptions. Time Horizon Unabated climate change will progressively shift both global and local climate patterns, with risks growing significantly by mid-century and beyond. Risk Mitigation Strategies (in progress and planned) Implement high-efficiency energy systems for infrastructure: Sunrise can integrate advanced, low- energy cooling solutions, in data centres and technical facilities. These measures will address rising temperatures, while simultaneously reducing energy costs and greenhouse-gas emissions. Enhance energy efficiency and renewable energy adoption: Sunrise can expand on-site renewable energy installations (e.g., solar panels) where applicable and secure long-term renewable-energy contracts. Integrate environmental considerations and build societal resilience: Sunrise evaluates environmental factors, such as extreme weather resilience, into site selection for future operations. Shifting some operations to cloud-based or collocated facilities can be paired with sustainability criteria to ensure environmental benefits. Additionally, the products and services of Sunrise can enhance adaptability to extreme weather events and support emergency systems, contributing to broader societal resilience. 102 Sunrise Annual Report 2024 I Sustainability

Overview 3: Opportunities Energy source and consumption Opportunity Description Renewable electricity adoption and energy efficiency. Achieving Opportunity Energy source Ongoing evaluation in investment opportunities in on-site renewable installations and power purchase agreements demonstrates the Sunrise commitment to renewable energy adoption. In turn, this may bring opportunities to attract environmentally conscious customers, strengthen brand loyalty and increase competitive advantage. Energy consumption Continuously upgrading to more energy-efficient infrastructure solutions and adopting advanced network technologies can lead to significant cost reductions. Over time, reduced energy consumption enhances profitability and provides a shield against volatile energy prices. Markets Opportunity 1 Description: Enhanced sustainability of operational frameworks. Achieving Opportunity 1: Collaborating with suppliers to implement green procurement standards and extend these efforts into broader operating practices strengthens partnerships and fosters innovation. By adopting energy-efficient and low-carbon telecom solutions such as IoT, AI and smart-building technologies, Sunrise can help suppliers reduce emissions, enhance supply-chain resilience and create new revenue streams. This positions Sunrise to meet the increasing demand from B2B customers aiming to lower their environmental footprint. Opportunity 2 Description: Cost and material-use efficiency through circular economy. Achieving Opportunity 2: Further implementing a trade-in and refurbishment programme for customer devices promotes circularity and reduces electronic waste. This initiative can provide cost advantages and supply- chain adaptability by extending device lifecycles, optimizing resource use and aligning with the broader sustainability goals of Sunrise. Opportunity 3 Description: Expanding customer needs due to data and connectivity needs. Achieving Opportunity 3: The growing demand for data and connectivity (Internet of Things, AI, 5G, streaming) in a net-zero economy provides opportunities for Sunrise to expand services, capture new market segments and drive revenue growth in a digital-focused world. Resilience Opportunity Description Increased investor interest with sustainability transparency. Achieving Opportunity Continuing the strengthening of sustainability disclosures and aligning with frameworks like TCFD and SBTi increases transparency. This builds investor confidence, attracts sustainability-focused capital and may improve access to sustainable financing options. 103 Sunrise Annual Report 2024 I Sustainability

Risk Management Using climate-related scenario analysis as recommended by the TCFD, Sunrise evaluates the resilience of its operations and supply chain changing climate risks and opportunities by conducting climate-related scenario analyses. For each identified risk and opportunity, climate mitigation and adaptation measures that would enhance the resilience of Sunrise against the identified risks and enable it to capitalize on the opportunities have been considered. Risks and opportunities were analysed under various climate pathways and time frames based on climate scenarios from the IPCC to develop a comprehensive understanding of the exposure of Sunrise to physical and transitional climate risks. The climate-change risk assessment is part of the company-wide risk- management system of Sunrise described in the Risk Management section of the Annual Report. The approach to identify and assess climate risks and opportunities included reviewing peer disclosures, industry-specific research and literature from authoritative sources like IPCC, as well as workshops, and input from Corporate Responsibility and Risk & Compliance teams, scoring each risk based on vulnerability, likelihood and potential impact. Regular engagement with the sustainability and risk- management teams at Sunrise ensured alignment with the business context, while a physical risk assessment using a climate-risk modelling tool validated climate-hazard risks at key locations. A more in-depth quantitative analysis of these scenarios is planned for 2025. Metrics and Targets The metrics and targets used to assess climate- related risks are described in detail in the following sections: • Company targets and their contribution to the SDGs • Energy use and climate protection • Environmental data 104 Sunrise Annual Report 2024 I Sustainability

Sustainability-linked debt instruments The objective of sustainability-linked debt instruments is to promote and encourage the contributions of borrowers to sustainability in the credit markets. Borrowers are evaluated against predetermined sustainability objectives using environmental, social and governance (ESG) metrics. The economic characteristics of the sustainability- linked debt instruments are contingent on this assessment. At Sunrise, sustainability-linked debt instruments are an important tool for expressing the Sunrise sustainability commitments to stakeholders and shaping its performance in a transparent and responsible way. Below is a summary of the sustainability-linked debt instruments’ performance within the reporting year. Target 1: Improvement in energy efficiency Sunrise strives to increase the energy efficiency in the network by 10% every year until 2030. Description: Sunrise measures the energy efficiency of its networks by calculating the amount of electricity used in networks to transport customer data.12 An improvement in efficiency is defined by a year-on-year stabilisation or decrease in electricity consumption, while the data consumption of customers continues to increase. This is achieved by investments, energy saving initiatives, cooling innovations and deployment of artificial intelligence, among other measures. Achievement: In 2024, Sunrise achieved a measured electricity intensity of 32.4 kWh/TB, which represents a 14.3% improvement in energy efficiency compared to 2023. Target 2: Renewable electricity Sunrise consumes 100% renewable electricity. Description: Sunrise monitors the amount of renewable electricity generated or purchased by its operations. This includes renewable electricity generated on-site, renewable electricity purchased directly from suppliers and grid-electricity blend consumed for which the operation has acquired an accreditation, certificate or any other measure from a regulatory body for renewable electricity produced. Achievement: In 2024, Sunrise acquired 100% renewable electricity. Target 3: Carbon emissions Scope 1&2 Sunrise has set itself the goal of reducing Scope 1 and 2 GHG emissions by 51% by 2032 (base year 2022). This target is linked to SBTi requirements. Description: As part of its SBTi commitments, Sunrise monitors greenhouse-gas emissions from its operations. Scope 1 and 2 include direct emissions from sources owned or controlled by the company, such as heating, owned or leased fleet and coolants, as well as indirect emissions from purchased electricity, heat and other sources. Achievement: In 2024, Sunrise decreased its Scope 1 and 2 location-based emissions by 27% compared to 2023 which represents a change of -37% in comparison to the base year 2022. Target 4: Carbon emissions Scope 3 Sunrise is committed to a reduction of 30% of its Scope 3 GHG emissions by 2032 (base year 2022). This target is linked to SBTi requirements. Description: Scope 3 emissions originate from the upstream and downstream value chain. Achievement: For scope 3, the foundation has been established by the timely submission of a model to SBTi. The model was submitted on 10 April 2024 and approval was received on 6 September 2024. Target 5: Share of women in leadership roles Sunrise aims to achieve a share of women in leadership roles of at least 25% by 2030 (base year 2023: 16.9%). Description: Sunrise tracks its performance by measuring the percentage of women in upper management (level 5 and above). Achievement: In 2024, Sunrise increased t share of women in leadership roles to 18.1%. External assurance Sunrise engaged KPMG AG to undertake independent limited assurance using the assurance standards ISAE 3000 (Revised) for the Sustainability Information in the section Sustainability-linked debt instruments in the Sustainability Report for the year 2024. The selected sustainability information consists of key performance indicators in the following areas for the year 2024: renewable electricity, increase in energy efficiency calculated as electricity consumed/ terabyte (TB) of data traffic, Scope 3 GHG emissions, cumulative reduction in Scope 1&2 GHG emissions compared to 2022 baseline and share of women in leadership roles. KPMG AG has provided limited assurance over this selected data which is available in the independent limited assurance report. The level of assurance provided for a limited assurance engagement is substantially lower than for a reasonable assurance engagement. In order to reach its conclusion, KPMG AG performed a range of procedures, the summary of 105 Sunrise Annual Report 2024 I Sustainability 12 This refers to total electricity used to run the Sunrise networks, including renewable electricity produced and consumed, but excluding electricity consumed in non- network facilities (for example offices or shops) and excluding electricity consumed for customer data transported through leased lines for which electricity is not recharged by the lessor. Transport includes both Internet protocol (IP) based data traffic from fixed broadband services (such as web browsing, IP TV streaming, voice services) and data traffic from mobile services and customer data is represented by terabyte (TB) of data traffic generated.

which is included within its assurance report. Non- financial performance information, GHG quantification and data usage in particular are subject to more inherent limitations than financial information. It is important to read the GHG emissions and intensity information in the context of the full KPMG AG limited assurance report and the reporting criteria as set out in the updated Sustainability Reporting Criteria available on the Sunrise website. 106 Sunrise Annual Report 2024 I Sustainability

Employee data

Employee data is generally based on data as at the end of 2024. Following the operational-control approach, data of all Swiss entities (Sunrise GmbH, ello) and Sunrise Portugal are included. The number of employees reflects all employees excluding interns, vocational trainees and the social plan. All further exceptions are listed in the table.

Some historical data in the following tables differ from the figures published in the previous report due to adjustments in the calculation method and/or rebasing of headcounts during the reporting year.

GRI 2-7 Employees

	2022		2023		2024	
	(HC)	(FTE)	(HC)	(FTE)	(HC)	(FTE)
Number of employees	**3075**	**2974**	**3113**	**3012**	**2950**	**2858**
Women	872	808	922	862	884	825
Men	2203	2166	2191	2151	2066	2033
Switzerland	2930	2829	2845	2746	2676	2585
Sunrise Portugal	145	145	268	266	274	273

	2022 (HC)	2023 (HC)	2024 (HC)
Number of permanent employees	**2907**	**2983**	**2886**
Women	786	857	858
Men	2121	2126	2028
Switzerland	2856	2788	2621
Sunrise Portugal	51	195	265
Number of temporary employees	**168**	**130**	**64**
Women	86	65	26
Men	82	65	38
Switzerland	74	57	55
Sunrise Portugal	94	73	9
Number of non-guaranteed hours employees	**0**	**0**	**0**

	2022 (HC)	2023 (HC)	2024 (HC)
Number of full-time employees	**2707**	**2753**	**2597**
Women	649	711	671
Men	2058	2042	1926
Switzerland	2562	2487	2324
Sunrise Portugal	145	266	273
Number of part-time employees	**368**	**360**	**353**
Women	223	211	213
Men	145	149	140
Switzerland	364	358	352
Sunrise Portugal	0	2	1

107 **Sunrise Annual Report 2024 I** Sustainability

	2022 (HC)	2023 (HC)	2024 (HC)
Number of vocational trainees	**190**	**195**	**199**
Women	76	77	77
Men	114	118	122

- Sunrise GmbH only (ello and Sunrise Portugal excluded)

GRI 2-30 Employees covered by collective bargaining agreements

	2022	2023	2024
Employees covered by collective bargaining agreements	**66 %**	**65 %**	**63 %**

- Sunrise GmbH only (ello and Sunrise Portugal excluded)
- Included: employees level 1-4, trainees and interns
- Excluded: employees whose title is journalist or editor

GRI 401-1 New employee hires and employee attrition

	2022 (HC)	2023 (HC)	2024 (HC)
Number of new employees	**474**	**368**	**300**
Women	167	118	99
Men	307	250	201
Number of employees who have left Sunrise	**425**	**353**	**293**
Women	153	96	97
Men	272	257	196
Attrition rate	**14.7 %**	**12.0 %**	**11.0 %**

- Sunrise GmbH only (ello and Sunrise Portugal excluded)
- Attrition rate: Calculation based on leavers (relevant for attrition calculation) / average number of employees Sunrise GmbH (HC) of reporting year

GRI 403 Occupational health and safety

	2022	2023	2024
Sickness rate	**3.4 %**	**3.0 %**	**3.1 %**

- Sunrise GmbH only (ello and Sunrise Portugal excluded)
- Calculation based on total hours of sickness / total hours of target hours

GRI 404-3 Career development

	2022	2023	2024
Percentage of employees receiving regular performance and career development reviews	**96 %**	**97 %**	**97 %**

- Sunrise GmbH only (ello and Sunrise Portugal excluded)

108 **Sunrise Annual Report 2024 I** Sustainability

GRI 405-1 Diversity of governance bodies and employees

	2022 (HC)	2023 (HC)	2024 (HC)
Executive committee (Level 7-9)	**14**	**9**	**9**
Women	3	1	1
Men	11	8	8
< 30 years	0	0	0
30-50 years	7	5	4
> 50 years	7	4	5
Senior management (Level 6-7)	**106**	**99**	**97**
Women	14	13	16
Men	92	86	81
< 30 years	0	0	0
30-50 years	71	71	67
> 50 years	35	28	30
Management (Level 5)	**829**	**851**	**837**
Women	143	148	155
Men	686	703	682
< 30 years	8	7	7
30-50 years	575	580	558
> 50 years	246	264	272
Non-management (Level 1-4)	**1937**	**1844**	**1688**
Women	631	611	559
Men	1306	1233	1129
< 30 years	451	436	401
30-50 years	1234	1155	1058
> 50 years	252	253	229

- Sunrise GmbH only (ello and Sunrise Portugal excluded)

	2022	2023	2024
Share of Woman in Leadership Roles (level 5+)	**16.8 %**	**16.9 %**	**18.1 %**

- Sunrise GmbH only (ello and Sunrise Portugal excluded)
- Calculation based on total women level 5+/total employees Sunrise GmbH (HC excluding garden leave)

Additional information on diversity

	2022	2023	2024
Number of employee nationalities	**75**	**79**	**80**

- Included: vocational trainees

109 **Sunrise Annual Report 2024 I** Sustainability

Environmental data

The Sunrise greenhouse-gas (GHG) inventory was calculated according to the Greenhouse Gas Protocol Corporate Standard. All six greenhouse gases covered by the Kyoto Protocol – carbon dioxide (CO_2), methane (CH_4), nitrous oxide (N_2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs) and sulphur hexafluoride (SF_6) – were included in the scope of the inventory. Emissions factors are converted to CO_2e using global-warming-potential (GWP) rates derived from the most recent IPCC Assessment Report. Next to the requirements of the GHG Protocol, Sunrise adheres to the approach laid out by the Science Based Targets initiative (SBTi) to calculate its GHG emissions.

The boundaries for the inventory were set following an operational-control approach. Sunrise accounts for 100% of the emissions over which it has operational control.

Data was collected for the calendar year 1 January 2024 to 31 December 2024. Emissions from Scope 3 categories 1, 2, 3, 4, 5, 6, 7, 9, 11, 12 and 13 were calculated on the basis of activity data collected directly from data owners.

Emissions factors used include the UK government's 2024 greenhouse-gas reporting conversion factors, the United States Environmental Protection Agency's Supply Chain Greenhouse Gas Emission Factors for US Industries and Commodities, International Energy Agency (IEA) factors for global electricity consumption, representative product LCA and energy-consumption data from Apple, Samsung and other manufacturers, and supplier emissions publicly disclosed via CDP where available. More detailed descriptions of emissions factors used will be available in the Sunrise 2024 CDP disclosure.

2022 is selected as the base year for reporting of greenhouse-gas emissions on the basis that this is the year for which the best data is available following the 2020 merger between Sunrise and UPC. It has been selected as the base year for assessment of progress against targets and for submission of near-term targets to the SBTi. In 2025 Sunrise expects to update the targets and achievements, including base-year numbers, submitted to the SBTi, applying the publicly available conversion factors that more closely reflect the emissions pattern in the locations of Sunrise operational presence.

GRI 302-1 Energy consumption within the organization

in MWh		2022	2023	2024	Δ (in %)
Total energy consumption		**185054**	**189892[1]**	**190345**	**0.2%**
Heating	Fuel oil	462	436	576	32%
Heating	Natural gas	1508	1111	993	-11%
Heating	Diesel	97	87	119	37%
Heating	District heating	3777	2530	2239	-12%
Cooling	Purchased cooling	2485	2437	2414	-1%
Electricity (Office and Network)	Electricity	172683	179480[1]	181622	1%
Fleet	Petrol	121	92	55	-40%
Fleet	Diesel	3921	3719	2327	-37%
Renewable sources		**172683**	**179480[1]**	**181622**	**1%**
Non-renewable sources		**12371**	**10412**	**8723**	**-16%**

[1] Updated following audit due to change in electricity consumption

110 **Sunrise Annual Report 2024 I** Sustainability

GRI 302-3 Energy intensity

		2022	2023	2024	Δ (in %)
Total energy[1] intensity ratio	**MWh/revenue in mCHF**	**-**	**-**	**63.1**	**-**
Total energy[1] intensity ratio	**MWh/petabyte of data traffic**	**48.7**	**42**	**35.5**	**-15%**

[1] Relates to energy in GRI 302-1

GRI 305-1 Scope 1 GHG emissions

in tCO_2e		2022	2023	2024	Δ (in %)
Total Scope 1 CO_2e emissions		**1931**	**1759**	**1204**	**-32%**
Stationary combustion	Natural Gas	305	225	182	-19%
Stationary combustion	Diesel	26	23	30	30%
Stationary combustion	Fuel Oil	112	105	164	57%
Mobile combustion (fleet)	Diesel	1010	941	589	-37%
Mobile combustion (fleet)	Petrol	29	21	12	41%
Fugitive emissions	Refrigerants	448	444	226	-49%

GRI 305-2 Scope 2 GHG emissions

in tCO_2e		2022	2023	2024	Δ (in %)
Total Scope 2 CO_2e emissions (location-based)		**4989**	**5148[3]**	**4359**	**-15%**
Total Scope 2 CO_2e emissions (market-based)		**707**	**517[3]**	**454**	**-12%**
Electricity (location-based)	Electricity[1]	4283	4631[3]	3905	-16%
Electricity (market-based)	Electricity[2]	0	0	0	-
Heating	District heating	645	455	402	-12%
Cooling	Purchased cooling	62	63	52	-17%

[1] Before offsetting through the purchase of Renewable Energy Guarantees of Origin
[2] After offsetting through the purchase of Renewable Energy Guarantees of Origin
[3] Updated following audit due to change in electricity consumption

111 **Sunrise Annual Report 2024 I** Sustainability

GRI 305-3 Scope 3 GHG emissions

in tCO_2e		2022	2023	2024	Δ (in %)
Total Scope 3 CO_2e emissions		**182945[5]**	**167856[3, 5]**	**165213**	**-2%**
1. Purchased goods & services	Purchased goods & services	150798	139721	128048	-8%
2. Capital goods	CPE and network investments	14201	9877	20767	110%
3. Fuel-and energy-related Activities[1, 2]	Scope 1 and 2 fuel and energy	2664	2682[3]	1700	-37%
4. Upstream transportation & distribution	Supply chain spend	6279	6002	4955	-17%
5. Waste generated in operations	Waste and water	5	9	67	627%
6. Business travel	Employee business travel	1207	1875	1714	-9%
7. Employee commuting	Employee commuting and homeworking[4]	2350	2201	2294	4%
9. Downstream transportation & distribution	SIM card retail	0.7[5]	0.3[5]	0.3	-2%
11. Use of sold products	Mobiles and devices	112	317	273	-14%
12. End-of-life treatment of sold products	Mobiles and devices	176[5]	176[5]	178	1%
13. Downstream leased assets	CPE annual electricity consumption	5152	4996	5217	4%

[1] Energy from purchased cooling is excluded from scope 3 category 3 due to unavailability of information relating to equipment used to generate cooling. Purchased cooling accounts for 1% of Sunrise's total energy consumption in 2023.
[2] A transmission and distribution emissions factor for purchased heat and steam in Switzerland was created using World Bank grid loss rates and the district heat and steam emissions factor from the UK government's 2023 greenhouse gas reporting conversion factors.
[3] Updated following audit due to change in electricity consumption
[4] Homeworking is not included in SBTi submission
[5] Due to inclusion of SIM card and their end of life emissions during the SBTi validation process, this figure has been adjusted compared to the previous report.

GRI 305-4 GHG emissions intensity

		2022	2023	2024	Δ (in %)
Scope 1, 2 (market-based) and 3 emissions intensity ratio	tCO_2e/revenue in mCHF	-	-	55.3	-
Scope 1, 2 (market-based) and 3 emissions intensity ratio	tCO_2e/petabyte of data traffic	48.8	37.6	31.1	-17%

112 **Sunrise Annual Report 2024 I** Sustainability

GRI 306 Waste 2022 2023 2024 Recycling Paper and cardboard tonnes 11 11 10 Recycling Plastics tonnes 0.5 0.5 2 Recycling Office computing and electrical equipment tonnes 6 5 7 Recycling Network e-waste tonnes 1 1.3 0.4 Recycling Glass tonnes 1 0.1 0 Reuse Network waste number of units 1583 6951 5742 Incineration Non-hazardous municipal solid waste tonnes 69 76 48 113 Sunrise Annual Report 2024 I Sustainability

GRI Content Index Sunrise Communications AG has reported in accordance with the GRI Standards for the period 1 January 2024 to 31 December 2024. This Sustainability Report marks the second sustainability report of Sunrise and is intended to provide readers with a comprehensive understanding of the company’s commitment to sustainability. It explains how sustainability aspects are implemented in the strategy, business model and organization of Sunrise. Sunrise plans to publish a sustainability report on an annual basis. This Sustainability Report covers the entities under the operational control of Sunrise. Any deviations from this are declared at the point of information. This report was published on 28 February 2025. The contact point for questions and suggestions regarding the report is: Sunrise GmbH sustainability@sunrise.net Marisa Hürlimann Thurgauerstrasse 101B 8152 Glattpark (Opfikon) 114 Sunrise Annual Report 2024 I Sustainability

GRI 1 used: GRI 1: Foundation 2021 Applicable GRI Sector Standard: none General Disclosures GRI Standard/Disclosure Location/Information Omission 1. The organization and its reporting practices GRI 2: General Disclosures 2021 2-1 Organisational details GRI Content Index 2-2 Entities included in the organization’s sustainability reporting GRI Content Index Employee data Environmental data 2-3 Reporting period, frequency and contact point GRI Content Index 2-4 Restatements of information All restatements can be found in the respective chapters. 2-5 External assurance Limited assurance report 2. Activities and workers GRI 2: General Disclosures 2021 2-6 Activities, value chain and other business relationships Strategy (Annual Report) Products and Services (Annual Report) 2-7 Employees People attraction, development and retention Employee data 2-8 Workers who are not employees Information unavailable/ incomplete Sunrise currently evaluates if this information will be included in the next year’s report. 3. Governance GRI 2: General Disclosures 2021 2-9 Governance structure and composition Corporate Governance Report 2-10 Nomination and selection of the highest governance body Corporate Governance Report 2-11 Chair of the highest governance body Corporate Governance Report 115 Sunrise Annual Report 2024 I Sustainability

2-12 Role of the highest governance body in overseeing the management of impacts Sustainability organization 2-13 Delegation of responsibility for managing impacts Sustainability organization 2-14 Role of the highest governance body in sustainability reporting Sustainability organization 2-15 Conflicts of interest Corporate Governance Report 2-16 Communication of critical concerns Business ethics and governance Corporate Governance Report 2-17 Collective knowledge of the highest governance body Corporate Governance Report 2-18 Evaluation of the performance of the highest governance body Compensation Report 2-19 Remuneration policies Compensation Report 2-20 Process to determine remuneration Compensation Report 2-21 Annual total compensation ratio Confidentiality constraints: Sunrise does not communicate information on median salaries. 4. Strategy, policies and practices GRI 2: General Disclosures 2021 2-22 Statement on sustainable development strategy Message to Stakeholders Shareholder Letter (Annual Report) 2-23 Policy commitments Code of Conduct Vendor Code of Conduct Human Rights Policy 2-24 Embedding policy commitments People attraction, development and retention Business ethics and governance Responsible supply chain 2-25 Processes to remediate negative impacts Business ethics and governance Code of Conduct 2-26 Mechanisms for seeking advice and raising concerns Business ethics and governance Corporate Governance Report 116 Sunrise Annual Report 2024 I Sustainability

2-27 Compliance with laws and regulations Business ethics and governance Non-ionising radiation (NIR) 2-28 Membership associations Stakeholder management 5. Stakeholder engagement GRI 2: General Disclosures 2021 2-29 Approach to stakeholder engagement Stakeholder management 2-30 Collective bargaining agreements People to attraction, development and retention Employee data 117 Sunrise Annual Report 2024 I Sustainability

Material Topics GRI Standard/Disclosure other source Location/Information Omission GRI 3: Material Topics 2021 3-1 Process to determine material topics Sustainability strategy 3-2 List of material topics Sustainability strategy People attraction, development and retention GRI 3: Material Topics 2021 3-3 Management of material topics People attraction, development and retention GRI 401: Employment 2016 401-1 New employee hires and employee turnover Employee data GRI 404: Training and Education 2016 404-2 Programmes for upgrading employee skills and transition assistance programs People attraction, development and retention 404-3 Percentage of employees receiving regular performance and career development reviews Employee data Own indicators Number of vocational trainees Employee data Engagement Score People attraction, development and retention Diversity, equity and inclusion GRI 3: Material Topics 2021 3-3 Management of material topics Diversity, equity and inclusion GRI 405: Diversity and Equal Opportunity 2016 405-1 Diversity of governance bodies and employees Employee data Own Indicators Inclusion score average Diversity, equity and inclusion Number of nationalities Employee data 118 Sunrise Annual Report 2024 I Sustainability

Employees' health and well-being GRI 3: Material Topics 2021 3-3 Management of material topics Employees' health and well-being GRI 403: Occupational Health and Safety 2018 403-1 Occupational health and safety management system Employees' health and well-being 403-2 Hazard identification, risk assessment, and incident investigation Employees' health and well-being 403-3 Occupational health services Employees' health and well-being 403-5 Worker training on occupational health and safety Employees' health and well-being 403-6 Promotion of worker health Employees' health and well-being 403-8 Workers covered by an occupational health and safety management system Employees' health and well-being Own indicators Sickness rate Employee data Energy use and climate protection GRI 3: Material Topics 2021 3-3 Management of material topics Energy use and climate protection GRI 302: Energy 2016 302-1 Energy consumption within the organization Environmental data 302-3 Energy intensity Environmental data 302-4 Reduction of energy consumption Environmental data GRI 305: Emissions 2016 305-1 Direct (Scope 1) GHG emissions Environmental data 305-2 Energy indirect (Scope 2) GHG emissions Environmental data 305-3 Other indirect (Scope 3) GHG emissions Environmental data 119 Sunrise Annual Report 2024 I Sustainability

305-4 GHG emissions intensity Environmental data 305-5 Reduction of GHG emissions Environmental data Product design and circular economy GRI 3: Material Topics 2021 3-3 Management of material topics Product design and circular economy GRI 306: Waste 2020 306-4 Waste diverted from disposal Environmental data Own indicators Number of devices returned via trade-in programmes Product design and circular economy Non-ionising radiation (NIR) GRI 3: Material Topics 2021 3-3 Management of material topics Non-ionising radiation (NIR) Network quality and reliability GRI 3: Material Topics 2021 3-3 Management of material topics Network quality and reliability Own indicators Network availability Network quality and reliability Network incidents Network quality and reliability Digitalisation and innovation GRI 3: Material Topics 2021 3-3 Management of material topics Digitalisation and innovation User protection and satisfaction GRI 3: Material Topics 2021 3-3 Management of material topics User protection and satisfaction 120 Sunrise Annual Report 2024 I Sustainability

Privacy and data security GRI 3: Material Topics 2021 3-3 Management of material topics Privacy and data security Business ethics and governance GRI 3: Material Topics 2021 3-3 Management of material topics Business ethics and governance GRI 205: Anti-corruption 2016 205-2 Communication and training about anti-corruption policies and procedures Business ethics and governance 205-3 Confirmed incidents of corruption and actions taken Business ethics and governance GRI 206: Anti-competitive Behavior 2016 206-1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices Business ethics and governance Responsible supply chain GRI 3: Material Topics 2021 3-3 Management of material topics Responsible supply chain GRI 308: Supplier Environmental Assessment 2016 308-1 New suppliers that were screened using environmental criteria Responsible supply chain GRI 414: Supplier Social Assessment 2016 414-1 New suppliers that were screened using social criteria Responsible supply chain 121 Sunrise Annual Report 2024 I Sustainability

Content index for non-financial reporting in accordance with the Swiss Code of Obligations (Art. 964a ff. CO) The chapters of the Annual Report 2024 referenced in this content index cover the reporting requirements related to transparency on non-financial matters in accordance with Art. 964a ff. of the Swiss Code of Obligations. The Annual Report 2024 was published on 28 February 2025, and was approved by the Sunrise Board. This report, including the the following content index, is subject to approval by the shareholders at the Annual General Meeting on 13 May 2025. Art. 964a ff. CO requirement Reference General information Business operations and impacts Description of the business model Operational & Financial Review (Annual Report) Sustainability at Sunrise Main risks ESG Risk Management  Risk Management (Annual Report) Non-financial matters Environmental matters Energy use and climate protection Product design and circular economy Non-ionising radiation (NIR) Task Force on Climate-Related Financial Disclosures (TCFD) Report Environmental data Social issues Network quality and reliability  Digitalisation and innovation  User protection and satisfaction Privacy and data security Employee-related issues People attraction, development and retention Diversity, equity and inclusion  Employee’s health and well-being Employee data Respect for human rights Responsible supply chain Diversity, equity and inclusion Combating corruption Business ethics and governance Sunrise complies with the Swiss Code of Obligations Art. 964j and the Ordinance on Due Diligence and Transparency in relation to Minerals and Metals from Conflict-Affected Areas and Child Labour (DDTrO). Details of the reporting regarding child-labor due diligence can be accessed here. Sunrise is exempt from the due-diligence and reporting requirements in relation to minerals and metals as Sunrise does not import raw materials into Swiss customs territory, nor process minerals in Switzerland. Furthermore, Sunrise has prepared its climate-related disclosures in accordance with Article 964b of the Swiss Code of Obligations, incorporating the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) as mandated by the Swiss Ordinance on Climate Disclosures.13 122 Sunrise Annual Report 2024 I Sustainability 13 The disclosure has taken into consideration the following TCFD guidance documents: "Recommendations of the Task Force on Climate-related Financial Disclosures", "Implementing the Recommendations of the Task Force on Climate-related Financial Disclosures", and “Guidance on Metrics, Targets, and Transition Plans”.

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CORPORATE GOVERNANCE 127 Sunrise Annual Report 2024 I Corporate Governance Group Structure and Shareholders 128 Capital Structure 130 Board of Directors 134 Executive Committee 146 Compensation, Shareholdings and Loans 150 Shareholder‘s Participation Rights 151 Change of Control and Defence Measures 153 Auditor 154 Information Policy 155 Ordinary black out periods 155 Shareholder Letter Sunrise at a glance Operational & Financial Review Sustainability Corporate Governance Compensation Report Financial Statements Sunrise is proud main partner of Swiss Ski and partner of World Champion Marco Odermatt.

Corporate Governance Corporate governance at Sunrise Communications AG ("Sunrise" or the "Company") and its subsidiaries (together the "Group") is ensured by the activities of the Board of Directors (the "Board"), the Committees of the Board ("the”Committees"), the Chief Executive Officer (the "CEO") and the Executive Committee (the "Executive Committee") in accordance with the Articles of Association (the "Articles"), the Organizational Regulations (the "Organizational Regulations") and the Committee Charters (the "Committee Charters"). The corporate governance report has been prepared in accordance with the Directive on Information Relating to Corporate Governance of 29 June 2022, issued by SIX Exchange Regulation AG. All information within this corporate governance report refers to the Company organization, internal regulations and Articles that were in effect as of 31 December 2024 (unless specifically stated otherwise). The Articles are available on the Company website page Guidelines and principles. The Organizational Regulations and the Committee Charters can be ordered from Sunrise free of charge. Group Structure and Shareholders Group Structure Overview For an overview of the management organization and operational group structure as of 31 December 2024, please refer to the table below Operational non-listed entities, to the Subsidiaries and Associates section of the Financial Statements of the Annual Report and to the Board of Directors and Executive Committee descriptions in this report. Company Sunrise Communications AG, Thurgauerstrasse 101b, 8152 Glattpark (Opfikon), Switzerland, listed as of 8 November 2024. Listing Class A Shares: SIX Swiss Exchange Class A ADS: Nasdaq Global Select Market ("Nasdaq") Market capitalization based on shares issued14 CHFm 2,845 as of 31 December 2024 Shares held by Sunrise 1.24 % of Sunrise share capital as of 31 December 2024 is held by Sunrise. Security numbers Class A Shares: ISIN-Code CH1386220409, Swiss Security-No. 138622040 Ticker symbol SUNN Class A ADS: ISIN-Code US8679751045, CUSIP 86797 5104 Ticker symbol: SNRE 128 Sunrise Annual Report 2024 I Corporate Governance 14 The calculation of market capitalization reflects the total number of issued Class A Shares and Class B Shares and the share price as listed on the SIX Swiss Exchange as of 30 December 2024. Class B Shares were accounted for in proportion to their lower par value compared to Class A Shares.

Operational non-listed entities

Sunrise holds the following operational affiliates:

Company name	Registered office	31 December 2024 participation in %	31 December 2024 Share capital
CH Media TV AG	Switzerland	20	1'000'000
ello communication S.A.	Switzerland	60	1'000'000
ITV Betriebsgesellschaft GmbH	Switzerland	50	20'000
naxoo SA	Switzerland	49	4'500'000
Télélavaux S.A.	Switzerland	80	700'000
Télédistal S.A.	Switzerland	38.9 (indirect)	600'000
REGIONALE GEMEINSCHAFTEN-ANLAGE SPIEZ AG REGAS	Switzerland	30	300'000
SITEL S.A.	Switzerland	67	20'850'000
TELDAS GmbH	Switzerland	23	100'000
Sunrise Portugal S.A.	Portugal	100	100'000
Swiss-Ski Store GmbH	Switzerland	50	1'200'000
Tele Ticino SA	Switzerland	9.1	4'950'004.80
Swiss Open Fiber AG	Switzerland	100	100'000
InterGGA AG	Switzerland	6.2	943'000
SVIT Immobilien Forum AG	Switzerland	2.1	196'000
Diatel SA	Switzerland	2.5	200'000
KABAG Kabelfernsehanlage Berg AG	Switzerland	16.7	150'000

Significant shareholders

Pursuant to the information provided to the Company by its shareholders in compliance with the Financial Market Infrastructure Act (FMIA), the following shareholders disclosed significant (≥ 3 % of the registered share capital) positions as of 31 December 2024.[15]

Disclosure notifications of significant shareholdings in Sunrise that were filed by or before 31 December 2024, with Sunrise and SIX Exchange Regulation AG are available on the website of SIX Exchange Regulation AG at www.ser-ag.com/en/resources/notifications-market-participants/significant-shareholders.html#/.

Beneficial Owner	Shares 1	Other Purchase Positions [1]	Total Purchase Positions
Michael T. Fries; John C. Malone; Leslie A. Malone; The Malone Family Land Preservation Fund[2]	29.116%.	0.023%.	29.139%.
Seth Klarman[3]	7.318%.	2.439%.	9.757%.

1 Financial instruments such as convertible bonds, conversion and share purchase rights, granted (written) share sale rights and other derivative holdings.

2 Undertaking by an affiliated trust granting a right of first refusal over certain Sunrise shares as well as a voting proxy for such shares, subject to certain conditions. The shares reported by the group are partly held by trusts, the trustees of which are among the individuals reported.

3 Shares directly held by the legal entities The Baupost Group L.L.C., Boston, U.S.; Baupost Limited Partnership 1983 A-1, Boston, U.S.; Baupost Limited Partnership 1983 B-1, Boston, U.S.; Baupost Limited Partnership 183 C-1, Boston, U.S.; Baupost Value Partners, L.P. I, Boston, U.S.; Baupost Value Partners, L.P. II, Boston, U.S.; Baupost Value Partners, L.P. III, Boston, U.S.; Baupost Value Partners, L.P. IV, Boston, U.S.; and PB Institutional Limited Partnership, Boston, U.S.

[15] The percentage of voting rights must be read in context with the applicable stock exchange and disclosure rules. The actual shareholdings may differ from the figures indicated in the table, as the Company must only be notified by its shareholders if one of the thresholds defined in Article 120 of the Financial Market Infrastructure Act is crossed.

129 Sunrise Annual Report 2024 I Corporate Governance

Cross shareholdings As of 31 December 2024, Sunrise had no cross shareholdings with any other company exceeding 5% of the capital or voting rights. Capital Structure Share capital As of 31 December 2024, the Company’s capital structure was as follows: Ordinary share capital issued CHF 7,235,743.36 (par value) divided into 69,759,702 fully paid-in registered shares with a par value of CHF 0.10 each ("Class A Shares") and 25,977,316 fully paid-in registered shares with a par value of CHF 0.01 each ("Class B Shares"). Conditional capital CHF 723,574.30 (par value) based on the capital range for financing, acquisitions and other purposes divided into 7,235,743 to be fully paid-in Class A Shares. CHF 723,574.30 (par value) for employee participation divided into 7,235,743 to be fully paid- in Class A Shares or up to 72,357,430 to be fully paid-in Class B Shares. Capital range Upper limit: CHF 7,959,317.70 (par value) Lower limit: CHF 6,512,169.02 (par value) The Articles are available on the Company website, section About us – Policies and Guidelines Corporate Governance at www.sunrise.ch/en/corporate/about- us/downloads. Exchange of Class B Shares CHF 259,773.10 (par value) based on the exchange of up to 25,977,316 fully paid-in Class B Shares for up to 2,597,731 fully paid-in Class A Shares. Details on capital range and conditional capital Capital range Article 4a of the Articles reads as follows: 1. The Company has a capital range ranging from CHF 6,512,169.02 (lower limit) to up to CHF 7,959,317.70 (upper limit). The Board of Directors shall be authorized within the capital range to increase or reduce the share capital once or several times and in any amounts or to acquire or dispose of registered shares directly or indirectly, until 8 November 2029 or until an earlier expiry of the capital range. The capital increase or reduction may be effected by issuing fully paid-in Class A Shares (registered shares) with a par value of CHF 0.10 and/or Class B Shares (registered shares) with a par value of CHF 0.01 and cancelling registered Class A Shares and/or Class B Shares, as applicable. 2. Subject to the limitations set forth in these articles of association, shareholders have a proportionate subscription right in the event of an issue of new Class A Shares and Class B Shares. This subscription right relates solely to Class A Shares for holders of Class A Shares and solely to Class B Shares for holders of Class B Shares. 3. In the event of an issue of shares, the subscription and acquisition of the new shares as well as any subsequent transfer of the shares shall be subject to the restrictions pursuant to Article 6 of these articles of association. 4. In the event of a capital increase within the capital range, the Board of Directors shall, to the extent necessary, determine the issue price, the type of contribution (including cash contributions, contributions in kind, set-off and conversion of reserves or of profit carried forward into share capital), the date of issue, the conditions for the exercise of subscription rights and the start date for dividend entitlement. In this regard, the Board of Directors may issue new Class A Shares and Class B Shares by means of a firm underwriting through a financial institution, a syndicate of financial institutions or another third party and a subsequent offer to the existing shareholders or third parties (if the subscription rights of the existing shareholders have been withdrawn or have not been duly exercised). The Board of Directors is entitled to permit, restrict or exclude the trading of subscription rights. It may permit the expiration of subscription rights that have not been duly exercised, or it may place such rights or shares as to which subscription rights have been granted, but not duly exercised, at market conditions or may use them otherwise in the interest of the Company. 5. In the event of a share issue, the Board of Directors is authorized to withdraw or restrict subscription rights of existing shareholders relating to Class A Shares and allocate such rights to third parties, the Company or any of its group companies: a. if the issue price of the new shares is determined by reference to the market price; or b. for raising equity capital in a fast and flexible manner, which would not be possible, or would only be possible with great difficulty or at 130 Sunrise Annual Report 2024 I Corporate Governance

significantly less favourable conditions, without the exclusion of the subscription rights of existing shareholders; or c. for the acquisition of companies, parts of companies, participations or of tangible or intangible assets by, or for investment projects of, the Company or any of its group companies, or for the financing or refinancing of any of such transactions through a placement of shares; or d. for purposes of broadening the shareholder constituency of the Company in certain financial or investor markets, for purposes of the participation of strategic partners including financial investors, or in connection with the listing of new shares on domestic or foreign stock exchanges; or e. for the participation of members of the Board of Directors, members of the Executive Committee, employees, contractors, consultants or other persons performing services for the benefit of the Company or any of its group companies. 6. After a change of the par value, new Class A Shares and Class B Shares, as applicable, shall be issued within the capital range with the same par value as the existing Class A Shares and Class B Shares. 7. In the event of a reduction of the share capital within the capital range, the Board of Directors shall, to the extent necessary, determine the use of the reduction amount. Conditional share capital based on the capital range for financing, acquisitions and other purposes Article 4b of the Articles reads as follows: 1. The share capital may be increased within the capital range through the issuance of up to 7,235,743 fully paid-in Class A Shares (registered shares) with a par value of CHF 0.10 each through the exercise or mandatory exercise of conversion, exchange, option, subscription or other rights to acquire Class A Shares, or through obligations to acquire Class A Shares, which were granted to or entered into with shareholders or third parties alone or in connection with bonds, notes, options, warrants or other securities or contractual obligations of the Company or any of its group companies (hereinafter collectively the Financial Instruments). The subscription rights of shareholders shall be excluded when Class A Shares are issued on the basis of any Financial Instruments. The then current owners of such Financial Instruments shall be entitled to acquire the new Class A Shares issued upon the exercise of any Financial Instruments. The main conditions of the Financial Instruments shall be determined by the Board of Directors. The Board of Directors shall be authorized to withdraw or restrict advance subscription rights of shareholders in connection with the issuance of Financial Instruments by the Company or one of its group companies if (1) there is an important reason pursuant to Article 4a para. 4 of these articles of association or (2) the Financial Instruments are issued on appropriate terms. If the advance subscription rights are neither granted directly nor indirectly by the Board of Directors, the following shall apply: a. the acquisition price of the Class A Shares shall be set taking into account the market price at the date on which the Financial Instruments are issued; and b. the Financial Instruments may be converted, exchanged or exercised during a maximum period of 15 years from the date of the relevant issuance or entry. 2. The declaration of acquisition of Class A Shares based on this Article 4b shall refer to this Article 4b and be made in a form that allows proof by text. A waiver of the right to acquire Class A Shares based on this Article 4b may also occur informally or by lapse of time; this also applies to the waiver of the exercise and forfeiture of this right. 3. The direct or indirect acquisition of Class A Shares based on this Article 4b and any subsequent transfer of Class A Shares shall be subject to the restrictions of Article 6 of these articles of association. The grant of rights to acquire Class A Shares or the entering into of obligations to acquire Class A Shares on the basis of this Article 4b is only permitted as far as Article 4a of these articles of association concerning the capital range is in full force. The lapse of the capital range shall not affect the validity of rights to acquire Class A Shares granted or obligations to acquire Class A Shares entered into on the basis of this Article 4b. If such rights or obligations have been granted or entered into, this Article 4b shall not cease to be effective upon the lapse of the capital range. 131 Sunrise Annual Report 2024 I Corporate Governance

Conditional share capital for employee participation
Article 4c of the Articles reads as follows:

1. The share capital may be increased in an amount not to exceed CHF 723,574.30 through the issuance of up to 7,235,743 fully paid-in Class A Shares or up to 72,357,430 fully paid-in Class B Shares through the direct or indirect issuance of such registered shares, or through the exercise or mandatory exercise of rights to acquire such registered shares or through obligations to acquire such registered shares, which were granted to or entered into with members of the Board of Directors, members of the Executive Committee, employees, contractors or consultants of the Company or its group companies, or other persons providing services to the Company or its group companies.

2. The subscription rights and advance subscription rights of the shareholders of the Company shall be excluded in connection with the issuance of such shares, rights or purchase obligations. The issuance of such shares, rights or purchase obligations shall be made in accordance with one or more plans, regulations or resolutions to be issued by the Board of Directors or, to the extent delegated to it, the Compensation Committee, and to the extent applicable, taking into account the compensation principles pursuant to Article 29 of these articles of association. The issuance of such shares may be made at a price below the respective stock exchange price and such rights or purchase obligations may be granted below their intrinsic value.

3. The declaration of acquisition of shares based on this Article 4c shall refer to this Article 4c and be made in a form that allows proof by text. A waiver of the right to acquire shares based on this Article 4c may also occur informally or by lapse of time; this also applies to the waiver of the exercise and forfeiture of this right.

4. The direct or indirect acquisition of shares based on this Article 4c and any subsequent transfer of such shares shall be subject to the restrictions of Article 6 of these articles of association.

Exchange of Class B Shares
Article 4d of the Articles reads as follows:
Holders of Class B Shares can exchange any ten Class B Shares for one Class A Share. The Board of Directors shall update the articles of association annually in a resolution in the form of a public deed.

Changes in capital

Sunrise was incorporated by Liberty Global Ltd. (Liberty Global) and registered with the commercial register of the Canton of Zurich on 3 May 2024, with a registered share capital of CHF 100,000 divided into 1,000,000 registered shares with a par value of CHF 0.10 each.

As part of the spin-off of Sunrise from Liberty Global, Sunrise renamed the 1,000,000 registered shares to Class A Shares and repurchased them from Liberty Global Ltd. on 8 November 2024. In addition, Sunrise increased its share capital through an ordinary capital increase by CHF 7,135,743.36 to CHF 7,235,743.36 by issuing 68,759,702 Class A Shares and 25,977,316 Class B Shares to Liberty Global Ltd.'s shareholders of record.

Shares

Security	Ticker symbol	ISIN	Valor	Number of securities issued
Class A shares (per value of CHF 0.10 each)	SUNN	CH1386220409	138622040	69,759,702.00
Class B shares[1] (per value of CHF 0.01 each)		CH1386220722	138622072	25,977,316.00

[1]The Class B Shares are not listed on a stock exchange in any jurisdiction.

132 **Sunrise Annual Report 2024 I** Corporate Governance

As of 31 December 2024, the Company has two share classes and the share capital of Sunrise is divided into 69,759,702 Class A Shares and 25,977,316 Class B Shares. All shares are issued in registered form. Each share entitles its holder to one vote (with regard to voting rights, please refer to section Shareholder’s Participation Rights, Voting Rights). The Company maintains a share register showing the name and address of the shareholders or usufructuaries. Only persons registered as shareholders, usufructuaries or nominees, of registered shares in the share register shall be recognized as such by the Company. Article 14 of the Articles stipulates the following voting rights limitation and regulations on representation under para. 1 and 2: 1. Each share shall convey the right to one vote. The voting rights are subject to the conditions of Articles 6 and 7 of these articles of association. 2. The Board of Directors shall establish the rules regarding the participation in and representation at the Shareholders' Meeting and determine the requirements as to proxies and instructions. A shareholder may be represented at the Shareholders' Meeting by the independent voting rights representative, their legal representative or, by means of a written proxy, by any other proxy who need not be a shareholder. All shares held by a shareholder may only be represented by one person. Paragraphs 3 to 4 of Article 14 refer to the independent voting rights representative. For the entire wording of Article 14 please see the Articles which are available on the Company website, section About us – Policies and Guidelines – Corporate Governance at www.sunrise.ch/en/corporate/about- us/downloads. All Sunrise shares are entitled to dividends, in relation to their par value, if declared. This means that Class B Shares have one-tenth of the economic entitlement of Class A Shares. Please find more information on the Company's website www.sunrise.ch/de/corporate/investor- relations/shareholder-resources. Participation certificates and profit sharing certificates As of 31 December 2024 Sunrise has not issued any non-voting equity securities, such as participation certificates ("Partizipationsscheine") or profit sharing certificates ("Genusscheine"). Limitation on transferability and nominee registration The Articles do not contain a clause limiting the transferability of shares. The Articles contain a nominee registration provision in Article 6, which reads as follows: 1. The Company shall maintain, itself or through a third party, a share register for the registered shares that lists the surname and name (the name of the company in case of a legal entity), the address and nationality (the place of incorporation in case of a legal entity) of the shareholders or usufructuaries. A person registered in the share register shall notify the share registrar of any change in contact information. Communications from the Company shall be deemed to have been validly made if sent to the shareholder's or authorized delivery agent's last registered contact information in the share register. 2. Persons acquiring registered shares shall be registered in the share register as shareholders with voting rights upon their request if they expressly declare that they have acquired these registered shares in their own name and for their own account, that there is no agreement on the redemption of the relevant shares and that they bear the economic risk associated with the shares. 3. The Board of Directors may register individual persons who do not expressly make the declarations pursuant to paragraph 2 of this Article in the registration application (the Nominees), and with whom the Company has concluded a corresponding agreement, as shareholders with voting rights up to a maximum of 3% of the registered share capital entered in the commercial register. Above this registration limit, the Board of Directors may register Nominees with voting rights in the share register if the Nominees disclose the surnames and first names, addresses, nationality and shareholdings of those persons for whose account they hold 0.5% or more of the registered share capital entered in the commercial register. The Board of Directors is authorized to enter into agreements with nominees regarding the reporting obligation. 4. Legal entities and partnerships or other associations of persons or joint ownership relationships that are linked to each other by capital or voting rights, by common management or in any other way, as well as natural persons or legal entities or partnerships that act in a coordinated manner with a view to circumventing the 133 Sunrise Annual Report 2024 I Corporate Governance

provisions on Nominees (in particular as a syndicate), shall be deemed to be a Nominee within the meaning of the preceding paragraph. 5. After hearing the registered shareholder or Nominee, the Board of Directors may cancel such person's registration in the share register with retroactive effect as of the date of registration if such registration was made based on false or misleading information. The relevant shareholder or Nominee shall be promptly informed of the cancellation. 6. The Board of Directors shall regulate all details and issue the instructions necessary to ensure compliance with the preceding provisions. In special cases, the Board of Directors may grant exceptions from the rules concerning Nominees. The Board of Directors may delegate its duties. As of 31 December 2024, Sunrise has only entered into nominee agreements with JPMorgan Chase Bank, N.A. acting as the depositary of Sunrise Class A ADS and Sunrise Class B ADS. The Articles are available on the Company website, section About us – Policies and Guidelines – Corporate Governance at www.sunrise.ch/en/ corporate/about-us/downloads. Exceptions granted in the year under review Sunrise has not granted any exceptions with regards to limitation of transferability and nominee registrations during the year under review. Required quora for a change of the limitations of transferability Pursuant to the Articles, a change of the limitations on the transfer of registered shares or the removal of such limitations requires a resolution of the Shareholders' meeting (the "Shareholders' Meeting") passed by at least two thirds of the votes represented and the majority of the par value of shares represented, as well as the majority of the votes of the Class B Shares represented. Convertible bonds and options As of 31 December 2024 Sunrise had no convertible bonds or options issued. Board of Directors Members of the Board of Directors Composition of the Board of Directors As of 31 December 2024, the Board comprised of seven non-executive members. The members of the Board are elected individually and for a term of office extending until completion of the next Annual General Meeting (the "AGM"). The Chairperson (the "Chairperson" or "Chairman") of the Board and the members of the Compensation Committee are elected annually by the Shareholders' Meeting. The following table sets forth the name, position with Sunrise and year of first election as a member of the Board for each member, followed by their curricula vitae with a short description of each member’s business experience, education and activities. A comprehensive list of all mandates that are comparable to board of directors or executive committee mandates at entities that have an economic purpose, other than within the Sunrise Group, is disclosed in the section Activities at other companies of the Compensation Report in accordance with Art. 734e CO. None of the members of the Board (members as of 31 December 2024) have ever been in a managerial position at Sunrise or any of its subsidiaries. None of the members of the Board have significant business connections with the Company or any of its subsidiaries. Members of the Board Name Age Position Michael T. Fries 61 Chair Adam Bird 58 Member of the Board Ingrid Deltenre 63 Member of the Board Thomas D. Meyer 62 Member of the Board Catherine Mühlemann 57 Member of the Board Enrique Rodriguez 62 Member of the Board Lutz Schüler 56 Member of the Board 134 Sunrise Annual Report 2024 I Corporate Governance

135 Sunrise Annual Report 2024 I Corporate Governance Michael T. Fries. Mr Fries, a U.S. citizen, has nearly 40 years of experience in the telecom and media industry. He is the Chief Executive Officer of Liberty Global, a position he has held since 2005, and a co-founder of its predecessor over three decades ago. He has led Liberty Global’s investments and operations in Switzerland since 2005. Since 2017 Mr Fries has also been serving as the Executive Chairman of Liberty Latin America Ltd. He has been a member of the board of Lions Gate Entertainment Corp. since 2015, of Lionsgate Studios Corp. since 2024 and of Grupo Televisa S.A.B. since 2015. Since 2024 he has been serving on the GSMA board, and since 2013 on the Cable Labs board. Since 2017 he has been a trustee, and since 2023 he has been a finance committee member of the Paley Center for Media. He was recognized as a Telecom Governor of the World Economic Forum as of 2015; later he served as a Digital Communications Governor and Steering Committee Member and currently he holds the position of an ICT Governor of the World Economic Forum. Mr Fries holds a B.A. from Wesleyan University and an M.B.A. from Columbia University. Adam Bird. Mr Bird, a U.S. citizen, has over 30 years of experience advising clients in, among others, the telecom, media, advertising and content industries, most recently as a senior partner and Global Head of Consumer Technology & Media at McKinsey & Company since 2009. Prior to McKinsey & Company, Mr Bird was a senior partner at Booz Allen Hamilton, where he was the Managing Director of Global Consumer & Media Practices from 1997 to 2008. Mr Bird is a member of the Board of Trustees of the Paley Center for Media and the Board of Trustees of Wesleyan University. He holds a B.A. from Wesleyan University. Ingrid Deltenre. Ms Deltenre, a Swiss citizen, has over 25 years of experience in the media industry, having previously served as CEO of Publisuisse from 1999 to 2004 and as CEO of Swiss Television SFR from 2004 to 2009. In her role as CEO of Swiss Television SFR, she spearheaded the modernization of the organization, focusing on digital transformation, content diversification and audience engagement. From 2010 to 2017, Ms Deltenre served as the Director General of the European Broadcasting Union, a global association of European broadcasters. Ms Deltenre has been a member of the boards of directors of Givaudan SA since 2015 and Vice-Chairwoman since 2023, DHL Group since 2016, Banque Cantonale Vaudoise BCV since 2014, SPS Global since 2022 as well as Hochdorf Swiss Nutrition AG since 2024, and was formerly a member of the board of directors of Sunrise Communications Group AG from 2018 to 2020. Ms Deltenre holds an M.A. in Journalism and Educational Sciences from the University of Zurich.

136 Sunrise Annual Report 2024 I Corporate Governance Thomas D. Meyer. Mr Meyer, a Swiss citizen, has been an operating partner at BLR Partners AG in Zurich since 2020. BLR Partners AG engages in advisory and investments for small and medium enterprises in the industrial sector. Prior to that, he spent over 30 years at Accenture in various national and international roles, from 2003 to 2020 as Managing Director, CEO and Country Managing Director, as Insurance Industry Lead Europe, Africa and Latin America (2013 – 2017) and Head of Accenture Digital for Austria, Germany, Switzerland and Russia (2016 – 2018). In 2020, Mr Meyer was the Chairman of the board of directors of Sunrise Communications Group AG. Mr Meyer has been a member of the board of directors of Neue Zürcher Zeitung AG since 2023, the supervisory board of Apleona GmbH in Germany since 2021, the boards of directors of Noser Group AG since 2020 and Artemis Holding AG since 2024. Furthermore, since 2021, he has been Chairman of Swisscontact, a Switzerland-based international foundation operating in 40 countries in the area of international development work, in a pro-bono function. Mr Meyer holds an M.B.A. from the University of St.Gallen and is actively engaged in its alumni organization. Catherine Mühlemann. Ms Mühlemann, a Swiss citizen, has over 25 years of experience in the media, telecom and e- commerce industries, having served as a partner at Andmann Media Holding from 2008 to 2015. Between 2001 and 2008, Ms Mühlemann held various positions at Viacom International Media Networks (formerly known as MTV Networks), including as the CEO of Central Europe and Emerging Markets and as Chair of the board of Viva Media AG. Prior to this, Ms Mühlemann was the programme director of TV3 in Switzerland, where she was responsible for its programming strategy and content development. From 1994 to 1998, Ms Mühlemann was a media counsellor at Swiss public television network SRF. Ms Mühlemann has been a member of the board of directors of CH Media TV AG since 2023, Jungfraubahn Holding AG since 2022 and has been the President of the Board of Trustees, Chairwoman of the IT Committee, the Finance Committee, and the Marketing Committee of the SWISS FILMS Foundation since 2021. She has also served on numerous boards of directors and supervisory boards, as applicable, in the past, including Somedia AG from 2019 to 2024, Telecolumbus AG from 2015 to 2018, Swisscom AG from 2006 to 2019 and Kabel Deutschland Holding AG (now part of Vodafone) from 2011 to 2023. Ms Mühlemann holds a Master of Arts in Media Sciences, Constitutional Law and German Literature from the University of Berne, a degree in Marketing and Business Economics from the Management School St. Gallen and a Federal Diploma in Public Relations Consulting from the Swiss Academy for Marketing & Communications (SAWI).

137 Sunrise Annual Report 2024 I Corporate Governance Enrique Rodriguez. Mr Rodriguez, a U.S. citizen, has been the Executive Vice President & Chief Technology Officer of Liberty Global since July 2018. Mr Rodriguez has over 35 years of experience in high-technology and Fortune 500 global businesses. He previously served as the President, Chief Executive Officer and as a director of TiVo Corporation (TiVo) from November 2017 to July 2018. Prior to joining TiVo, Mr Rodriguez was Executive Vice President and Chief Technology Officer of AT&T Entertainment Group from August 2015 to November 2017. From January 2013 to July 2015, he served as Executive Vice President, Operations and Products for Sirius XM and was Group Vice President of Sirius XM from October 2012 to January 2013. Prior to his employment with Sirius XM, Mr Rodriguez was the Senior Vice President and General Manager of Cisco Systems’ service provider Video Technology Group. Mr Rodriguez holds a B.Sc. in Electronics & Communications Engineering from Instituto Tecnologico de Monterrey, Mexico. Lutz Schüler. Mr Schüler, a German citizen, has over 25 years of experience in the telecom industry, currently as the Chief Executive Officer of Virgin Media O2, a position he has held since the £31 billion merger of the Virgin Media and O2 businesses in 2021. From June 2019 to May 2021, he served as CEO of Virgin Media, after spending ten months as the company’s Chief Operating Officer. Prior to his time at Virgin Media, Mr Schüler was CEO of Unity Media from January 2011 to July 2018. Earlier in his career, Mr Schüler held several senior management roles with the Telefónica O2 group, including leading the integration of Hansenet Telekommunikation GmbH as its CEO in Germany following its acquisition by Telefónica O2 in 2010. Mr Schüler holds a Bachelor’s degree in Business Administration from Universität Augsburg and an M.B.A in Economics from Universität Augsburg.

Changes in the Board in fiscal year 2024 All members of the Board were newly elected as part of the spin-off with effect from 8 November 2024. Prior to the spin-off, Mr Marcel Huber served as Chairman of the Board, and Ms Jennifer Ann Hodges and Mr Jany Fruytier served as members of the Board of Sunrise, all of whom resigned as of 8 November 2024. For further information on Mr Marcel Huber and Mr Jany Fruytier, please see section Members of the Executive Committee of this corporate governance report. Ms Hodges is a Managing Director, Legal at Liberty Global. Rules in the Articles regarding the number of permitted mandates outside the Company The Articles referred to in the following chapters are available on the Company website page Guidelines and principles. In accordance with Article 31 para. 1 of the Articles, no member of the Board may hold more than ten additional mandates of which no more than eight may be in listed companies. The following mandates are not subject to the limitations under para. 1 of this Article: • mandates in companies which are controlled by the Company or which control the Company; • mandates held at the request of the Company or companies controlled by it. No member of the Board may hold more than ten such mandates; and • mandates in associations, professional or trade associations, foundations, trusts, employee welfare foundations, educational institutions and similar organizations. No member of the Board may hold more than ten such mandates. Mandates shall mean mandates in comparable functions at other enterprises with an economic purpose. Mandates in different legal entities that are under joint control or the same beneficial ownership are deemed one mandate. As of 31 December 2024 all Board Members complied with the limitations stated in Article 31 of the Articles. Elections and terms of office In accordance with Article 16 through to Article 18 of the Articles: • The Board shall consist of not less than three and not more than nine members. • Each share class is entitled to elect one representative to the Board. • The Shareholders' Meeting elects the members of the Board and the Chairperson of the Board individually and for a term of office of one year until the completion of the next AGM. Re-election is possible. • If the office of the Chairperson of the Board is vacant, the Board appoints a new Chairperson from among its members for a term of office extending until the completion of the next AGM. • Except for the election of the Chairperson of the Board and the members of the Compensation Committee by the Shareholders' Meeting, the Board constitutes itself. The Board may, among other functions, elect one or several Vice- Chairpersons and appoint a secretary who need not be a member of the Board. Internal Organizational Structure Allocation of tasks within the Board Except for the election of the Chairperson and the members of the Compensation Committee (who are to be elected by the Shareholders' Meeting), pursuant to Article 716a para. 1 no. 2 of the Swiss Code of Obligations and Article 18 para. 2 of the Articles, the Board determines its own organization. In accordance with the Organizational Regulations, the Board elects from its members each year at the first meeting after the AGM (i) the chairperson and members of the Audit Committee, (ii) the chairperson of the Compensation Committee and (iii) the chairperson and members of the Nominating Committee. The Board further appoints a secretary (and, if the Board so determines, one or more assistant secretaries) who need not be a member of the Board. The secretary, and in his/her absence any assistant secretary, acts as secretary to the Committees as well. The Chairperson The Chairperson of the Board chairs the Shareholders’ Meetings and presides over the Board. The Chairperson has the following duties and powers: a. preparation of the agenda for the Shareholders’ Meetings and the Board meetings; b. chairing the Shareholders' Meetings and the Board meetings (should the Chair not be able to attend, the Chair may delegate the chairing of the Shareholders' Meeting to another Board member); c. informing the other members of the Board of material extraordinary events involving the Company or the Group; 138 Sunrise Annual Report 2024 I Corporate Governance

d. ensuring that in urgent business matters all measures are taken to safeguard the interests of the Group if a regular Board resolution cannot be reasonably passed within the required time frame; e. supervising compliance with and implementation of the resolutions of the Board; f. interacting with the CEO and the other members of the Executive Committee outside of Board meetings; g. monitoring the implementation of the measures decided by the Board; h. representing the Board internally and externally; i. ensuring that the Board Committees meet regularly, function efficiently and report adequately to the Board; and j. coordinating, together with the Board Committees' chairpersons, the work of all Board Committees. The Chair may attend any meeting of the Board Committees. The Vice-Chairperson and the Deputy Chairperson a. The Board may elect a Vice-Chairperson (the "Vice-Chairperson") from its members for a term of office until the completion of the next AGM. If a Vice-Chairperson is appointed, the Board shall determine his/ her duties. These duties may include the ability to call meetings of the Board. b. Should the Chairperson be unable to exercise his/her functions, the Vice- Chairperson, if any, or any other Board member appointed by the Chairperson shall act as his/her deputy (the "Deputy Chairperson"). In such situation, the Deputy Chairperson shall have the same powers and duties for the performance of his/her role as a deputy as those accruing to the Chairperson, but such powers and duties shall be confined to actions and resolutions to be passed during the period of the representation. c. The Board may delegate permanently or temporarily to the Deputy Chairperson expert or special tasks. d. If the Deputy Chairperson is unable to act as a deputy, the longest serving member of the Board shall take his/her office. Committees As of 31 December 2024 the Company has the following standing Committees: • Nominating Committee • Compensation Committee • Audit Committee The Board may establish ad-hoc committees for dealing with specific matters. Each of them shall consist of such number of members of the Board as the Board may decide. The members of the Compensation Committee are elected by the shareholders at the Shareholders’ Meeting. The Board appoints the chairperson of the Compensation Committee and the members and the chairperson of each other Board Committee. If there are vacancies on the Compensation Committee, the Board may appoint substitute members from among its members for a term of office extending until completion of the next AGM. All three Committees assist the Board in fulfilling its duties and have decision authority to the extent described below. Nominating Committee Committee Membership The Nominating Committee consists of at least two and no more than four members, all of whom shall be members of the Board. The Nominating Committee members are appointed, and may from time to time be removed, by the Board. The Board designates one Nominating Committee member to act as chairperson of the Nominating Committee. The Committee Members are: 1. Adam Bird (chairperson), 2. Catherine Mühlemann; 3. Lutz Schüler. Functions and Responsibilities The Nominating Committee assists the Board in fulfilling its nomination-related matters. It performs the following duties and responsibilities: • Development of qualification criteria for potential director candidates; • Search for, interview and screen individuals qualified to become Board members (if directed by the Board); • Evaluation of candidates that have been proposed as Board members; • Retain and terminate any search firm for the search for director candidates including the approval of search fees; 139 Sunrise Annual Report 2024 I Corporate Governance

• Oversight over the self-evaluation of the Board; • Formation of subcommittees when deemed appropriate; • Regular reporting to the Board; and • Review and reassessment of the Committee Charter and recommendation of proposed changes to the Board. For as long as any class of the Company's securities remains listed on Nasdaq, Board candidates will be selected, or recommended for the Board's selection, for proposal to the Shareholders' Meeting, either: (i) by Independent Directors (as defined in Rule 5605(a)(2) of the listing rules of Nasdaq) constituting a majority of the Board's Independent Directors in a vote in which only such Independent Directors participate, or (ii) by the Nominating Committee, if it is comprised solely of Independent Directors. Meetings The Nominating Committee convenes as often as it determines is appropriate to carry out its responsibilities but at least once a year. The Nominating Committee may meet in person or via telephone, video conference or other means of direct communication. Compensation Committee Committee Membership a. The Compensation Committee consists of at least two and no more than four members, all of whom shall be members of the Board. b. The Board recommends nominees for election to the Compensation Committee annually. The Shareholders’ Meeting elects the Compensation Committee members individually for a term of office until the completion of the next AGM. Re-election is possible. If there are vacancies on the Compensation Committee, the Board appoints substitute members from among the members of the Board for a term of office extending until the completion of the next AGM. c. The Board elects the chairperson of the Compensation Committee. The Compensation Committee members as of 31 December 2024 are: 1. Adam Bird, 2. Ingrid Deltenre (chairperson); 3. Enrique Rodriguez. Functions and Responsibilities The Compensation Committee assists the Board in fulfilling its compensation-related matters. It performs the following duties and responsibilities (non-exhaustive): • Oversee the design, review and regular assessment of the compensation and benefits strategy, the compensation principles applicable to the members of the Board and the Executive Committee, and the compensation system, including management incentive plans, and make recommendations to the Board in this regard; • Review, assess and monitor the implementation of the Short- and Long- Term Incentive plans for the senior management and any other participation or incentive plans of the Company and make proposals to the Board regarding their adoption, amendment or termination; • Propose to the Board any grants under any equity incentive plans to members of the Executive Committee, and make, or delegate the authority to make, such grants under any equity plans to beneficiaries other than members of the Executive Committee; • Propose to the Board the CEO’s compensation package and terms of employment and, upon recommendation of the CEO, the compensation packages of the other members of the Executive Committee; • Oversee and evaluate the performance of the members of the Executive Committee by establishing and recommending to the Board for approval a performance- evaluation framework for members of the Executive Committee, ensuring alignment with the Company’s strategic goals through qualitative and quantitative measures; • Recommend to the Board the individual compensation of the members of the Board; • Recommend to the Board the proposals regarding the maximum aggregate amount of compensation of the Board of Directors and the Executive Committee to be submitted to the General Meeting of Shareholders for approval; • Prepare, together with the management, the Company's compensation report; • Ensure proper administration of the Company's incentive plans; • Review at least annually the risks associated with the Company's compensation policies 140 Sunrise Annual Report 2024 I Corporate Governance

and practices, both for the compensation of the members of the Executive Committee and for compensation generally and discuss such risks with management, as appropriate; • Adopt, implement and amend clawback policies relating to compensation arrangements for the members of the Executive Committee and any other members of the Sunrise management team; and • Assist the Board of Directors in discharging its responsibilities relating to the compensation of the members of the Executive Committee. Meetings The Compensation Committee meets as often as business requires, but at least two times a year, and shall hold special meetings as required. By invitation of the Committee Chair, the CEO may be present during the deliberations on his compensation, but not during the voting on his compensation. In 2024, the Compensation Committee held two meetings, lasting one hour each on average. The attendance ratio was 100% in 2024. In 2024, the Chairman and the Chief People Officer attended both meetings as guests and the Chief Executive Officer and the Chief Financial Officer attended one of the meetings as guests. Audit Committee Committee Membership a. The Audit Committee consists of at least two and no more than four members, all of whom shall be members of the Board. b. The Audit Committee Members meet the experience and expertise requirements of the Swiss Code of Best Practice for Corporate Governance in its version of 2023 ("Swiss Code of Best Practice") and Nasdaq listing rules. The Board may, at its discretion, determine that one or more Audit Committee members are financial experts as defined under the Swiss Code of Best Practice. As of 31 December 2024, all members of the Audit Committee are "financially sophisticated" and one is a "financial expert," as indicated below. c. The Audit Committee Members are appointed, and may from time to time be removed, by the Board. The Board designates one Audit Committee member to act as chairperson of the Audit Committee from time to time. The Board takes into account any recommendations of the Nominating Committee in making such appointments. The Audit Committee Members as of 31 December 2024 are: 1. Thomas Meyer (chairperson, financial expert), 2. Catherine Mühlemann (financially sophisticated); 3. Enrique Rodriguez (financially sophisticated). Functions and Responsibilities The Audit Committee assists the Board in fulfilling its audit-related duties. It performs the following duties and responsibilities (non-exhaustive): 1. Recommendation to the Board of a proposal to the Company's shareholders for the election, re-election and removal of the statutory auditor; 2. Oversight over the work of the statutory auditor (including resolution of disagreements between management and the statutory auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work or performing other audit, review or attest services; 3. Review and discussion of annual audited and interim statutory and consolidated financial statements with management and the statutory auditor; 4. Review and discussion of attestation and report on management's internal control of the statutory auditor; 5. Review and discussion on a quarterly basis of the terms of the statutory auditor's engagement, of any significant deficiencies or material weaknesses that have come to the attention of the auditor, of all critical and significant accounting policies and practices to be used, of all alternative treatments of financial information within IFRS and of other material written communications between the statutory auditor and management; 6. Discussions with management regarding the Company's major financial risk exposures; 7. Review and discussion with management and the statutory auditor of any significant deficiencies and material weaknesses in the design or operation of internal controls; 8. Oversight of the Company's relationship with the statutory auditor; 9. Oversight of the Company's internal audit function; and 141 Sunrise Annual Report 2024 I Corporate Governance

10. Regular reporting to the Board. In January 2025, the Audit Committee formed a new ESG sub-committee, which will be responsible for, among other things, overseeing the Company's sustainability obligations. Meetings The Audit Committee convenes as often as it determines is appropriate to carry out its responsibilities but at least four times a year. The Audit Committee may meet in person or via telephone, video conference or other means of direct communication. Additionally, the Audit Committee meets periodically with the Executive Committee, internal auditor (or other personnel responsible for internal audit) and the statutory auditor in separate executive sessions. Working methods of the Board of Directors Board Meetings As a rule, the Board convenes as often as business requires, but at least three times a year. Following the completion of the spin-off from Liberty Global on 8 November 2024, the Board held one meeting during fiscal year 2024 which lasted about 1 hour. The meetings are called by the Chairperson who also determines the agenda and items to be discussed at the Board meetings. He convenes and presides over the meeting of the Board. In the case of a tie in a Board meeting, the Chairperson has no decisive vote. In preparation for the meetings the Chairperson may consult with the CEO and other Board members to determine the agenda. Each member of the Board may request the Chairperson to place items on the agenda. The relevant request must be submitted in writing to the Chairperson at least five days before the meeting. Urgent items, which are brought up after the notice of the meeting has been distributed, may be discussed at the meeting. Resolutions on such matters, however, can only be passed if a majority of the Board members, whether attending or not attending the meeting, agree to amend the agenda. The Board may hold its meetings as physical meetings or via telephone, video conferences or other means of direct communication. Unless the discussion pertains to the CEO and except for executive sessions, the Board intends that the CEO attends the meetings without a voting right. Meeting Attendance – Board and Board Committees Board of Directors Compensation Committee Nominating Committee Audit Committee Total meetings held 1 2 0 0 Member missed no meetings 0 0 0 0 Members missed one meeting 0 0 0 0 Members missed two or more meetings 0 0 0 0 Meeting attendance 100% 100% 100% 100% 142 Sunrise Annual Report 2024 I Corporate Governance

Meeting Attendance – Individual Board Members Board Member Attendance rate Mike Fries 100 % Adam Bird 100 % Ingrid Deltenre 100 % Thomas Meyer 100 % Catherine Mühlemann 100 % Enrique Rodriguez 100 % Lutz Schüler 100 % Basic principles regarding the definition of the areas of responsibility between the Board of Directors and the Executive Committee Board Directors The Sunrise Board has the overall responsibility for overseeing, directing and supervising the management of Sunrise and its affiliates. It also has the authority to decide any matter that must be submitted to the Board according to the Organizational Regulations. The Board may act by written resolutions adopted by a majority of the votes cast. The Board has delegated the responsibility for the overall management of Sunrise and the Group to the CEO with the power to sub-delegate certain functions to the members of the Executive Committee pursuant and subject to the Organizational Regulations, with the exception of the specific duties that are explicitly stipulated as a Board responsibility by law, the Sunrise Articles or the Organizational Regulations. The following responsibilities remain with the Board (not exhaustive): • Ultimate direction of the business of the Company and the Group and the power to give the necessary directives; • Determination of the organization of the Company; • Determination of the Company's and the Group's accounting principles, financial control, financial planning and internal control system; • Appointment and removal of the members of the Committees installed by itself as well as the persons entrusted with the management and representation of the Company and the Group, as well as the determination of their signatory power; • Ultimate supervision of the persons entrusted with the management of the Company, in particular with regard to their compliance with applicable law, the Articles, the Organizational Regulations and the directives of the Company; • Preparation of the annual report and any other reports as required by law; • Preparation of the Shareholders' Meeting and execution of its resolutions; • Passing of resolutions regarding capital increases, to the extent that they are in the power of the Board, as well as resolutions confirming increases or decreases of the share capital, the preparation of the capitalincrease report and the amendments to the Articles entailed thereby; • Passing of resolutions regarding the exchange of Class B Shares for Class A Shares, as well as the preparation of any reports relating thereto and the amendments to the Articles entailed thereby; • Notification of the court in the event that the Company is overindebted; • Non-delegable and inalienable duties and powers of the Board pursuant to the Swiss Merger Act; • Maintenance of the share register and the register of the beneficial owners; • Exercise of shareholder rights in the subsidiaries of the Company, as well as the control of the business activities of such subsidiaries; • Approval of the business strategy and the business plan of the Group; • Approval of certain Board-reserved matters; 143 Sunrise Annual Report 2024 I Corporate Governance

• Establishment of the Company's dividend policy and any share buyback programmes of the Company; • Adoption or amendment of the remuneration and benefits strategy of the Company and the Group as well as the compensation principles applicable to the members of the Board and the Executive Committee; • Approval of the individual compensation of the members of the Board, subject to the maximum aggregate amount of compensation approved by the Shareholders' Meeting; • Determination of the remuneration and bonus of the CEO and, upon recommendation of the CEO, ratification of the remuneration and bonus of the other members of the Executive Committee and approval of the objectives determining the bonus of the CEO and ratification of such objectives for the other members of the Executive Committee, in each case consistent with any legal and statutory requirements and subject to the terms and conditions of the relevant employment contract and as well as to the maximum aggregate amount of compensation approved by the Shareholders Meeting; and • Establishment of standing or ad-hoc committees for dealing with specific matters; and • Review and approval of any recommendations of the Board with respect to matters within their purview. All members of the Board have joint signature authority, if any. Executive Committee The Executive Committee consists of the CEO, the Chief Financial Officer (CFO), the General Counsel and Corporate Secretary, and any further officers as decided by the Board. The members of the Executive Committee shall attend to the day-to-day business of the Company and the Group under the supervision of the CEO. The members of the Executive Committee shall have powers and duties delegated to them by the CEO. The CEO may adopt regulations setting out the powers and duties of the other members of the Executive Committee. Each member of the Executive Committee shall inform the CEO in the Executive Committee meetings about the course and development of the business and the most important events in his/her area regarding the Company and the Group. Outside of the Executive Committee meetings, each member of the Executive Committee shall immediately report any extraordinary event and any change within the Company and within the Group to the CEO. The CEO shall inform the members of the Executive Committee about relevant, material new developments, events and policies regarding the Company and the Group. The role and responsibilities of the Executive Committee are more precisely described below in the section Executive Committee. Information and control instruments vis- à-vis the Executive Committee The CEO and the CFO report at each meeting to the Board on the course of business of the Company and the Group in a manner agreed upon from time to time between the Chairperson and the CEO. Each member of the Board is entitled to request information about all affairs of the Company from the other Board members and from the members of the Executive Committee present. Outside of the Board meetings, each member of the Board may request information from the CEO on the general course of business of the Company and the Group after having so informed the Chairperson. To the extent necessary for the fulfilment of his/her duties, each member of the Board may also request that the Chairperson grants such member access to the relevant Company records. The CEO reports any material extraordinary events or developments within the Company and within the Group to the Chairperson in a timely manner. The CEO has the duty to provide all necessary information and documents to the Board. If the Chairperson rejects a request for information on specific matters or for access to records, the Board shall decide on this at its next meeting or by written resolution. Management Information System (MIS) To enhance the effectiveness of Board meetings and ensure that Board members are well-informed, a structured approach is implemented for briefing and information dissemination. An electronic information platform is utilized to provide all meeting documentation in advance, ensuring confidentiality and adequate preparation by Board members. Additionally, updates and action points from previous meetings are stored and tracked within the platform for easy reference and follow-up. Generally, during Board meetings, the CEO presents a structured overview of key business priorities and concerns, typically consisting of 3–5 core priorities driving strategic direction and 3–5 core concerns that require attention and mitigation. Deep-dive sessions 144 Sunrise Annual Report 2024 I Corporate Governance

on selected business topics or concerns take place during Board and Committee meetings, with relevant unit leaders participating to provide in- depth insights. A detailed review of financial performance and budgetary considerations is provided on a quarterly basis. Regular one-on-one meetings between the Chairman and the CEO ensure alignment on strategic matters and urgent issues. Additionally, in months without formal Board meetings, monthly calls between the Board and management keep members informed of the state of the business and any emerging issues. Control instruments are in place for oversight and risk management. The Audit Committee monitors financials, audit processes and risks, with the Chairperson of the Audit Committee having direct access to the CFO. The Audit Committee receives formal risk reporting on the most significant risks at least annually, including information on impact, likelihood and mitigations, and identified risks or other matters that require senior management attention are reported in the quarterly Audit Committee meetings. The Compensation Committee oversees human capital and organizational matters, with the Chairperson of the Compensation Committee directly engaging with the CPO. Committees play a key role in preparing topics for Board decisions and escalating significant operational or financial risks for Board consideration. A robust internal-control system ensures transparency and accountability in financial reporting. Additionally, specialized oversight subcommittees for cybersecurity and ESG, created after the end of the reporting year, operate in close collaboration with company leaders responsible for these areas to address evolving risks and regulatory expectations, taking into account information received on the whistleblowing platform. Material issues related to financial reporting are promptly raised to the Audit Committee between Board meetings to facilitate timely intervention and resolution. This structured approach ensures that Board members are well-equipped with relevant information, fostering informed decision-making and robust governance. Internal audit The Sunrise Internal Audit function is an independent and objective assurance function dedicated to helping Sunrise achieve its strategic objectives by strengthening governance, risk management and control frameworks for the benefit of customers, employees, shareholders and wider stakeholders. Internal Audit reports functionally to the Audit Committee and administratively to the CFO. This positioning provides the organizational authority and status to bring matters directly to senior management’s attention and escalate matters to the Audit Committee, when necessary, without interference. It also supports the internal auditors’ ability to maintain objectivity. Internal-audit engagements are performed, documented and communicated in accordance with the Internal Audit methodologies which are aligned with the Institute of Internal Auditors' Global Internal Audit Standards 2024. Internal Audit tracks the status of remedial actions for all findings raised. The Audit Committee approves the risk-based Internal Audit plan for each year and monitors its execution, findings and thee status of remedial actions. The Internal Audit status is a standing quarterly item in the agenda of the Audit Committee meetings and the Internal Audit function has direct access to the Audit Committee and is able to raise significant risk topics at any time. The Internal Audit plan includes reserves for specific reviews to be undertaken on request of the Audit Committee. Internal controls over financial reporting In accordance with the Nasdaq listing rules, Sunrise is required to comply with the relevant provisions of the Sarbanes-Oxley Act of 2002, including the implementation and operation of internal controls over financial reporting. This requirement existed prior to the spin-off from Liberty Global and continues until such time as Sunrise is permitted to cease reporting under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), under applicable rules and regulations of the U.S. Securities and Exchange Commission. A comprehensive framework of internal controls has been defined to provide reasonable assurance to the Executive Committee and the Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. Control owners across the business, primarily in the Finance and IT functions, are responsible for the management of controls, with a separate team tasked with testing the design and operating effectiveness of the controls. Any deficiencies identified are raised to control owners to remedy. The Audit Committee reviews regular reporting on the status of the controls testing, any deficiencies identified and remediation measures. Any significant deficiencies or material weaknesses identified are to be raised to the Audit Committee directly. Risk-management system The effective management of risk is critical to ensure Sunrise successfully delivers its objectives, targets and commitments to all stakeholder groups. The Board is responsible for the design, implementation and monitoring of the risk-management framework as part of the internal-control system. Our business, operating environment and stakeholder expectations do not stand still, meaning that risk management is an ongoing activity. Sunrise has an enterprise risk-management process that supports the business with identifying, managing and reporting risk as part of daily activities. The risk-management team collaborates with all business units and assurance functions to facilitate the early identification, assessment and treatment of risks, identify areas for compliance and control enhancements, and contribute to effective decision making and resource allocation. 145 Sunrise Annual Report 2024 I Corporate Governance

All risks are assessed in terms of their impact on strategic objectives and key results as well as the likelihood of that risk materialising, taking into account the effectiveness of the existing mitigations. The treatment of each risk is then considered, including whether additional mitigation measures should be implemented.

As a minimum, the risk-management team facilitates a full risk refresh at least annually and, at appropriate intervals, reviews relevant risk-monitoring information for the most pressing risks, including the implementation status of any key risk-mitigation plans.

The Board and the Audit Committee receive formal risk reporting on the most significant risks at least annually, including information on impact, likelihood and mitigations and identified risks or other matters that require senior-management attention are reported in the quarterly Audit Committee meetings. In addition, the Senior Director for Risk and Assurance has direct access to the Audit Committee and is able to raise significant risk topics at any time.

Additional ad-hoc reporting is performed as deemed necessary and for a variety of stakeholders across the business.

See chapter Risk Management for further information on the principal risk areas.

Executive Committee

Members of the Executive Committee

The Executive Committee is headed by the CEO and comprised of nine members as of 31 December 2024. The Executive Committee under the control of the CEO conducts the operational management of the Company pursuant to the Organizational Regulations. The following table sets forth information about the members of the Executive Committee:

Name	Age	Position
André Krause	54	Chief Executive Officer
Anna Maria Blengino	58	Chief Information Officer
Tobias Foster	49	Chief People Officer
Jany Frutier	39	Chief Financial Officer
Stefan Fuchs	48	Chief Consumer Officer - Flanker Brands
Elmar Grasser	59	Chief Technology Officer
Thorsten Haeser	56	Chief Business Officer
Marcel Huber	54	General Counsel & Chief Corporate Affairs Officer
Christoph Richartz	46	Chief Consumer Officer - Main Brand

Set out below is a short description of each Executive Committee member's business experience, education and activities:



André Krause. Mr Krause, a German citizen, is the Chief Executive Officer of Sunrise, a position he has held since January 2020. Prior to this, Mr Krause was the Chief Financial Officer of Sunrise, a position he had held since 2011. Prior to these roles, he spent seven years at Telefónica O2 Germany in Munich, first as Vice President Strategy and Consulting (2004 – 2006), then as Chief Financial Officer (2006 – 2011).

From 1999 to 2004, Mr Krause was Associate Principal, and a member of the TIME practice, at McKinsey & Company in Düsseldorf. From 1997 to 1999, he worked at Arthur Andersen in Düsseldorf as an assistant in computer risk management and auditing. Mr Krause holds a Bachelor's degree in Economics from the University of Bielefeld.

146 **Sunrise Annual Report 2024 I** Corporate Governance

147 Sunrise Annual Report 2024 I Corporate Governance Anna Maria Blengino. Ms Blengino, a Swiss citizen, is the Chief Information Officer of Sunrise, a position she has held since April 2023. After rejoining Sunrise Communications in 2017 as Director of Platform Delivery, Ms Blengino acted as the IT stream lead following the Sunrise-UPC transaction, and then, in her current role, became responsible for IT Strategy and Innovation. Prior to this, Ms Blengino spent four years at UBS from 2014 to 2017, responsible for global worldwide-automation shared services. Ms Blengino has over 25 years of experience in the IT industry. Ms Blengino holds a Master’s degree in Engineering from Turin Polytechnic and an INSEAD Executive Leadership Business Administration and Management certification. Tobias Foster. Mr Foster, a Swiss citizen, is the Chief People Officer of Sunrise, a position he has held since January 2019. Prior to this, he had various roles at AXA Insurance and Sunrise for 18 years, including as head of various finance departments, Director of Controlling of Sunrise from 2010 to 2014 and Director of Finance Operations of Sunrise from 2015 to 2018. Mr Foster holds a Bachelor’s degree in Business Economy from the ZHAW Zurich University of Applied Sciences and a Master’s degree in Corporate Finance from the Lucerne University of Applied Sciences and Arts. Jany Fruytier. Mr Fruytier, a Dutch citizen, is the Chief Financial Officer of Sunrise, a position he has held since December 2020. Before relocating to Switzerland, he was based in Warsaw, Poland and was Chief Financial Officer of UPC Eastern Europe from February 2017. From 2014 to 2017, Mr Fruytier served as manager of Financial Planning and Analysis of UPC Central Europe in Zurich, Switzerland. Mr Fruytier is a graduate of the European Business School London, with a Master of Science degree in International Business Management. He also holds an Honours Bachelor of Science degree in Economics of Business from the University of Amsterdam and completed studies on investment strategies at the University of California, Berkeley.

148 Sunrise Annual Report 2024 I Corporate Governance Stefan Fuchs. Dr Fuchs, a German citizen, is the Chief Consumer Officer – Flanker Brands of Sunrise, a position he has held since October 2023. Prior to this, he had already been responsible for the growth and all activities of the Flanker Brands (including strategy, brand, marketing and sales, product, customer operations and technology). Dr Fuchs was Chief Marketing Officer of Sunrise from December 2020 to October 2022. Dr Fuchs was Chief Commercial Officer of UPC from January 2020 to December 2020 after serving at UPC as Chief Marketing Officer from November 2018 to December 2019. Dr Fuchs has been part of the Liberty Global Group for around 15 years. He has also held leading marketing positions with Virgin Media in London (Great Britain) and with Unitymedia in Cologne (Germany). From 2001 to 2007, he was a strategic management consultant for Booz Allen Hamilton and involved in establishing the start-up Entavio/HD Plus with SES Astra. Dr Fuchs lectured and received his doctorate in Marketing & Media at Bauhaus University, Weimar (Germany). Prior to this, Dr Fuchs studied in the European Business Programme (EBP) in Münster (Germany), Rotterdam (Netherlands) and Fairfield (USA) and received both a German and Dutch Bachelor’s degree in International Business Administration. Elmar Grasser. Mr Grasser, an Italian citizen, is the Chief Technology Officer of Sunrise, a position he has held since April 2013. Before joining Sunrise, Mr Grasser was Chief Technology Officer of Orange Austria Telecommunications GmbH from 2008 to 2013. From 2006 to 2007, Mr Grasser served as Chief Technology Officer for networks and IT at E- Plus Mobilfunk GmbH & Co. KG in Germany. He also served as Chief Technology Officer of tele.ring Telekom Service GmbH in Austria from 2004 until 2006. Mr Grasser gained international management experience in various positions as a Director of Engineering for O2 Germany, O2 Limited London and Iridium until 2004. Before that, Mr Grasser worked as an engineer for Siemens in Austria, France and the USA. Mr Grasser holds a Master’s degree in Computer Science from the Vienna University of Technology. In 2019, Mr Grasser received a "CTO of the Year" award from Mobile Europe magazine in recognition of his role in connection with the Sunrise 5G technology launch.

149 Sunrise Annual Report 2024 I Corporate Governance Thorsten Haeser. Mr Haeser, a German citizen, is the Chief Business Officer of Sunrise, a position he has held since August 2024. Before joining Sunrise, from 2019 to 2023 Mr Haeser was the Chief Commercial Officer of Nets SE/ Concardis GmbH. From 2015 to 2018 he was a member of the Executive Board of Hapag-Lloyd. From 2012 to 2015 he was a member of the Executive Board of Versatel GmbH. From 2010 to 2012, Mr Haeser served as a member of the Executive Board of SIXT AG. Mr Haeser also held several positions at O2 (Telefónica) from 1998 to 2010 including Vice President Wholesale & Strategic Partnerships, member of the Executive Board and General Counsel of O2 GmbH. Mr Haeser graduated as a junior lawyer from Ludwig Maximilian Universität. Marcel Huber. Mr Huber, a Swiss citizen, is the General Counsel and Chief Corporate Affairs Officer of Sunrise, a position he has held since November 2022. Mr Huber was Chief Corporate Affairs Officer of Sunrise from December 2020 to October 2022. From 2019 to 2020, Mr Huber served as Chief Administrative Officer & General Counsel and Secretary of the Board of Directors of Sunrise. From 2015 to 2018, Mr Huber held several senior positions, including Chief of Corporate Affairs and General Counsel, member of the Management Board and Corporate Secretary of the Board of Directors of Salt and its affiliates. From 2003 to 2015, he held senior management positions at Orange Communications AG (as Salt was called at the time) and Cablecom GmbH (purchased by Liberty Global in 2005 and renamed UPC Schweiz GmbH in 2011), including General Counsel and Corporate Secretary, and Director Legal and Regulatory. Mr Huber holds a Master of Law degree from the University of Zurich. Christoph Richartz. Mr Richartz, a German and Swiss citizen, is the Chief Consumer Officer – Main Brand of Sunrise, a position he has held since 2023. From 2020 to 2023, Mr Richartz served as Chief Commercial Officer – Flanker Brands at Sunrise, and, in 2022, he also took over responsibility for customer relations, which includes customer service and sales. From 2012 to 2020, he was responsible for direct and indirect sales channels as Director of Sales, Sunrise Shops and Consumer Sales. Before joining Sunrise, Mr Richartz was Director of Channel Sales at Orange Switzerland from 2011 to 2012, a regional sales, key account and senior area sales manager at Telefónica O2 Germany from 2003 to 2011 and a sales manager at mobilcom Debitel Group from 2001 to 2003. Mr Richartz is an industrial business manager with a Vocational Baccalaureate in Economics and Administration.

Changes in the Executive Committee in fiscal year 2024 As of 1 September 2024 Mr Thorsten Haeser joined the Executive Committee of Sunrise as Chief Business Officer. He replaced Mr Robert Redeleanu, who moved to a new role within Liberty Global prior to the spin-off of Sunrise from Liberty Global. For details of Mr Haeser's curriculum vitae please refer to the information on the previous page. Former Executive Committee member Mr Redeleanu, a Romanian citizen, left the Committee as of 31 August 2024. Mr Redeleanu had served as Chief Business Officer of Sunrise GmbH since April 2022. He is the former Chief Executive Officer of Liberty Global’s entities in Eastern Europe, a position he held between 2019 to 2022. Mr Redeleanu has over 20 years of experience in telecommunications and fast-moving consumer- goods industries and has held a number of senior management roles within the Liberty Group since 2013. Mr Redeleanu served as Chief Executive Officer of UPC Romania for three years from 2015 to 2018 and was Chief Executive Officer of UPC Hungary from 2016 to 2019. Mr Redeleanu holds a degree in Finance from The Academy of Economic Sciences in Bucharest and completed an Executive Management Programme with Darden School of Business, University of Virginia. Other activities and vested interests The Articles referred to in the following sections are available on the Company website page Guidelines and principles. In accordance with Article 31 para. 2 of the Articles, no member of the Executive Committee may hold more than four additional mandates of which no more than one may be in a listed company. The following mandates are not subject to the above limitations under para. 1 of this Article: a. mandates in companies which are controlled by Sunrise or which control Sunrise; b. mandates held at the request of Sunrise or companies controlled by it. No member of the Executive Committee shall hold more than ten (10) such mandates; and c. mandates in associations, professional or trade associations, foundations, trusts, employee welfare foundations, educational institutions and similar organizations. No member of the Executive Committee shall hold more than ten (10) such mandates. Mandates shall mean mandates in comparable functions at other enterprises with an economic purpose. Mandates in different legal entities that are under joint control or the same beneficial ownership are deemed to be one (1) mandate. As of 31 December 2024, none of the members of the Executive Committee of Sunrise had other activities in governing and supervisory bodies of, or advisory functions to, important Swiss or foreign organizations, institutions or foundations under private and public law outside Sunrise, or held any public or political office. Management contracts Sunrise Communications AG does not have management contracts with companies or natural persons not belonging to the Group. Compensation, Shareholdings and Loans Content and method of determining the compensation and shareholding programmes Detailed information on compensation as from the date of the listing of the Class A Shares on the SIX Swiss Exchange, i.e., 15 November 2024, to 31 December 2024 as well as information on the shareholdings as of 31 December 2024 of active and former members of the Board and of the Executive Committee is included in the Compensation Report of the Annual Report. Disclosure of rules in the Articles regarding compensation of the Board and of the Executive Committee For rules in the Articles regarding the approval of compensation by the Shareholders' Meeting, the supplementary amount for changes in the Executive Committee as well as the general compensation principles please refer to Articles 27 – 29 of the Articles. For rules in the Articles regarding loans to members of the Board or the Executive Committee please refer to Article 32 of the Articles. The Articles do not contain any rules regarding post-employment benefits for the members of the Board and Executive Committee. The rules regarding agreements with members of the Board and of the Executive Committee relating to duration and termination are stipulated in Article 30. The Articles are available on the Company website page Guidelines and principles. 150 Sunrise Annual Report 2024 I Corporate Governance

Shareholders’ Participation Rights The Articles referred to in the following chapters are available on the Company website page Guidelines and principles. Voting rights and representation Each share recorded as a share with voting rights in the share register confers one vote on its registered holder. Each shareholder duly registered in the share register on the record date may be represented at the Shareholders' Meeting by the independent voting rights representative, their legal representative or any person who is authorized to do so by a written proxy. A proxy does not need to be a shareholder. All shares held by a shareholder may only be represented by one person. Shareholders entered in the share register as shareholders with voting rights on a specific qualifying date (record date) designated by the Board shall be entitled to vote at the Shareholders' Meeting and to exercise their votes at the Shareholders' Meeting. See section VI.5 below. Nominees are only entitled to represent registered shares held by them at a Shareholders' Meeting if they are registered in the share register. The Board can register a nominee in the share register based on a corresponding agreement with the Company up to a maximum of 3% of the registered share capital. Above this registration limit, the Board may register nominees with voting rights in the share register if the nominees disclose the surnames and first names, addresses, nationality and shareholdings of those persons for whose account they hold 0.5% or more of the registered share capital. For more information please refer to section II.6 above. As of 31 December 2024, Sunrise has only entered into nominee agreements with JPMorgan Chase Bank, N.A. acting as the depositary of Sunrise Class A ADS and Sunrise Class B ADS. Voting rights limitations and exceptions granted Apart from the rules on the registration of nominees (please see above), the Articles include no voting rights limitations. Required quora for a change of the voting rights limitations According to Article 15 para. 3 no. 1 of the Articles, any variation of voting or economic rights attaching to shares, requires a resolution of the Shareholders' Meeting passed by at least two thirds of the votes represented, the majority of the par value of shares represented and the majority of the votes of the Class B Shares represented. Independent voting rights representative Pursuant to Article 14 of the Articles, the Board establishes the rules regarding the participation in and representation at the Shareholders' Meeting and determines the requirements relating to proxies and instructions. The Shareholders' Meeting elects the independent voting rights representative for a term of office until completion of the next AGM. Re-election is possible. If the Company does not have an independent voting rights representative, the Board appoints the independent voting rights representative for the next Shareholders' Meeting. On 29 January 2025, the Board has elected Anwaltskanzlei Keller AG as the independent voting rights representative until the completion of the Shareholders' Meeting in 2025. Anwaltskanzlei Keller AG is independent from Sunrise and has no further mandates for Sunrise. For the upcoming Shareholders' Meeting, Sunrise will enable its shareholders to send their voting instructions electronically to the independent voting rights representative through its online voting platform. Rules in the Articles regarding electronic participation at the Shareholders’ Meeting Article 12 para. 2 of the Articles contains rules that the Board can determine that the Shareholders' Meeting be held simultaneously at different locations, provided that the contributions of the participants are transmitted directly in video and audio to all venues, and/or that shareholders who are not present at the venue (or one of the venues) of the Shareholders' Meeting may exercise their rights by electronic means. Para. 3 of Article 12 states that the Board may also provide that the Shareholders' Meeting can be held by electronic means without a venue. Quora The Shareholders' Meeting shall be duly constituted irrespective of the number of shareholders present or of shares represented. Unless the law or the Articles provide for a qualified majority, a majority of the votes represented at a Shareholders' Meeting is required for the adoption of resolutions or for elections, with abstentions, blank and invalid votes having the effect of "no" votes. At least two thirds of the votes represented and the majority of the par value of shares represented shall be required for the Shareholders' Meeting to adopt resolutions on the matters listed in Article 15 para. 2 of the Articles: 1. the amendment of the business purpose of the Company; 2. the combination of shares; 3. a capital increase through the conversion of equity surplus, against contributions in kind 151 Sunrise Annual Report 2024 I Corporate Governance or by set-off against a claim and the granting of special privileges; 4. the limitation or withdrawal of subscription rights 5. the introduction of conditional capital or the introduction of a capital range; 6. the restriction of the transferability of registered shares; 7. the introduction of shares with privileged voting rights; 8. the change of currency of the share capital; 9. the introduction of the casting vote of the acting Chairperson in the Shareholders' Meeting; 10. a provision in the articles of association concerning the conduct of a Shareholders' Meeting abroad; 11. the delisting of the Company's equity securities; 12. the relocation of the place of incorporation of the Company; 13. the introduction of an arbitration clause in the articles of association; 14. mergers, demergers and conversions pursuant to the Swiss Merger Act; and 15. the dissolution of the Company. In addition to the majority required by Article 15 para. 2, the majority of the votes of the Class B Shares is required for the approval of the resolutions listed under Article 15 para. 3 of the Articles: 1. the variation of voting or economic rights attaching to shares; 2. the split or combination of shares by any ratio that is not the same as for Class A Shares and Class B Shares; 3. ordinary capital increases or decreases; 4. the introduction of conditional capital or a capital range or the variation of provisions of the Articles governing conditional capital or a capital range; 5. the restriction of the transferability of registered shares and the cancellation of such a restriction; 6. the introduction of shares with privileged voting rights and the increase in the number of such shares with privileged voting rights, except where shares without privileged voting rights are issued in the same proportion; 7. the determination of any distribution of shares of the Company except where holders of Class A Shares receive Class A Shares and holders of Class B Shares receive Class B Shares in the same proportion; 8. the determination of any distribution of securities of the Company other than shares, or of securities of any third party, except where (i) holders of each share class receive the same class of securities or (ii) holders of Class B Shares receive higher voting securities than holders of Class A Shares; 9. the delisting of Class B Shares; 10. mergers, demergers and conversions pursuant to the Swiss Merger Act; 11. the disposal of all or substantially all assets of the Company; 12. the dissolution of the Company; and 13. the amendment or repeal of the following provisions of the Articles of Association, with the exception of editorial amendments that do not effectively change their content: Article 4d, Article 6, Article 7a, Article 15, Article 16, Article 19 and Article 38. Convocation of the meeting of shareholders Convocation The Shareholders' Meeting shall be called by the Board or, if necessary, by the statutory auditor. In accordance with Article 9 para. 2 letter c of the Articles, one or more shareholders with voting rights representing in the aggregate not less than 5% of the share capital or votes can request, in writing, that a Shareholders' Meeting be convened. Such request must be submitted to the Board, specifying the matters to be discussed and the corresponding proposals and, in case of elections, the names of the nominated candidates. In accordance with Article 10 in connection with Article 37 of the Articles, the Shareholders' Meeting shall be convened, at the election of the Board, by notice in the Swiss Official Gazette of Commerce or by notification in any other form that allows proof by text not less than 20 days before the date fixed for the Meeting. 152 Sunrise Annual Report 2024 I Corporate Governance

Agenda In accordance with Article 10 para. 4 of the Articles, the notice of a Shareholders' Meeting shall state the date, beginning, ending, mode and venue of the Shareholders' Meeting, the agenda and the proposals of the Board and, if any, the proposals of the shareholders, with a brief statement of the rationale of each proposal, and the independent voting rights representative’s name and address. In accordance with Article 11 para. 1 of the Articles, one or more shareholders with voting rights whose combined holdings represent an aggregate of at least 0.5% of the share capital or the votes may request that an item be included in the agenda of a Shareholders' Meeting or that a proposal relating to an agenda item be included in the notice convening the Shareholders' Meeting. Such a request must be received by the Company in writing at least 60 calendar days prior to the Shareholders' Meeting, specifying the agenda item and the proposal or proposals. Registration in the share register The record date for the inscription of registered shareholders in the share register in view of their participation in the Shareholders' Meeting is defined by the Board and stated in the respective invitation to the Shareholders' Meeting. Shareholders who dispose of their registered shares before the Shareholders' Meeting are no longer entitled to vote with such disposed shares. Change of Control and Defence Measures The Articles are available on the Company website page Guidelines and principles. Duty to make an offer Pursuant to Article 135 Financial Market Infrastructure Act (FMIA), any investor who acquires more than 33¹⁄³ % of all voting rights (directly, indirectly or in concert with third parties) whether they are exercisable or not, is required to submit a takeover offer for all shares outstanding. The Articles contain an opting-up clause regarding the duty to make an offer in Article 7a, which reads as follows: 1. This Article 7a applies to equity securities of the Company that are held or acquired directly or indirectly by John C. Malone, his relatives (including, without limitation, descendants and spouse) or by trusts, foundations and similar structures established by or for such persons, including their legal successors (hereinafter the "Malone Shareholders"). This Article 7a also applies to equity securities of the Company that are held or acquired directly or indirectly by Michael T. Fries, his relatives (including, without limitation, descendants and spouse), or by trusts, foundations and other similar structures established by or for such persons, including their legal successors (hereinafter the "Fries Shareholders"). 2. The Malone Shareholders and the Fries Shareholders, as well as persons acting in concert with them, are exempt from the obligation to make a takeover offer pursuant to Article 135 of the Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading of 19 June 2015 (FinMIA), if they acquire or dispose of equity securities of the Company among themselves or otherwise, or if they otherwise exceed the threshold of 33⅓ percent of the voting rights of the Company or act in concert, as long as the total direct or indirect holdings of equity securities by the Malone Shareholders and the Fries Shareholders, as well as persons acting in concert with them, do not exceed 45 percent of the voting rights of the Company. 3. Paragraph 2 does not apply to persons who acquire equity securities from Malone Shareholders and/or Fries Shareholders and/or in any other way directly or indirectly or in concert with third parties, and thereby, together with equity securities they already own, exceed the threshold of 33⅓ percent of the voting rights of the Company. Change-of-control clauses In the case of a change of control, the pro-rated unvested PSU and RSU awards under Sunrise's long- term incentive plans will vest immediately, unless a roll-over occurs or the Board decides otherwise. According to Article 30 of the Articles, employment and other agreements with the members of the Executive Committee may be concluded for a fixed term or for an indefinite term. Agreements for a fixed term may have a maximum duration of one year. Renewal is possible. Agreements for an indefinite term may have a notice period of maximum twelve months. The current contracts with the members of the Executive Committee contain termination periods of twelve months or less. 153 Sunrise Annual Report 2024 I Corporate Governance

Auditor Auditor, duration of the mandate and term of office of the lead auditor Pursuant to Article 26 para. 1 of the Articles, the statutory auditor shall be elected each year and may be re-elected. KPMG AG has been the statutory auditor of Sunrise since 2024 and the statutory auditor of Sunrise GmbH, the operating company of the Sunrise business, since 2007. Oliver Eggenberger has been the lead auditor for Sunrise GmbH since 2024 and the lead auditor for Sunrise Communications AG since 3 May 2024. Audit fees and additional fees The total audit fees for 2024 for the audit of the consolidated and statutory financial statements of Sunrise and its subsidiaries are equal to CHF 3,161,800, including CHF 199,500 related to the spin-off. In 2023 the amount of the total fee was CHF 4,132,700, including CHF 1,538,300 related to special efforts in connection with the spin-off. During 2024, KPMG AG billed additional fees for non-financial assurance services relating to sustainability information, capital increase audit and agreed-upon-procedure engagements in the amount of CHF 137,000 (CHF 60,300 in 2023). Information instruments pertaining to the external audit The Audit Committee maintains oversight of the Company's relationship with the statutory auditor and reviews the independence of the statutory auditor. The statutory auditor reports directly to the Audit Committee to the extent permissible under Swiss law. The Audit Committee performs on a quarterly basis a review and discusses with the statutory auditor the following: (i) the terms of their engagement to review the financial information; (ii) any significant deficiencies or material weaknesses that have come to the attention of the statutory auditor during its interim review; (iii) all critical and significant accounting policies and practices to be used; (iv) all alternative treatments of financial information within IFRS that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and treatments preferred by the statutory auditor; and (v) other material written communications between the statutory auditor and management, such as the schedule of uncorrected misstatements, if any, related to accounts and disclosures and the basis for determining that the uncorrected misstatements were immaterial. The Audit Committee also reviews and discusses the statutory auditor's attestation and report on management's internal control as well as any other opinions it may issue from time to time; it obtains from the statutory auditor assurance that it has complied with legal and regulatory requirements, including to the extent applicable the rules and regulations of the SEC; and discusses with the statutory auditor the following: • for as long as the Company is subject to the periodic reporting requirements of the Exchange Act, all critical and significant accounting policies, practices and accounting estimates and the quality thereof in accordance with the auditing standards applicable to the relevant audit; • significant issues regarding accounting principles and financial-statement presentations, including any significant changes in the Company's selection or application of accounting principles, major issues as to the adequacy or effectiveness of the Company's internal controls and any special audit steps adopted in light of any identified material weaknesses; • analyses prepared by management or the statutory auditor setting forth significant financial-reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of the international financial reporting standards (IFRS); • the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company; • any significant changes made to the statutory auditor's anticipated audit plan and the reasons for such changes; • other matters arising from the audit that are significant to the oversight of the financial reporting process; and • any other relevant reports, including regular internal financial reports prepared by management of the Company and any internal-auditing department, or other financial information. The Audit Committee obtains and reviews a formal written statement from the statutory auditor at least annually regarding: 1. the statutory auditor's internal quality- control procedures; 2. any material issues raised by the most recent internal quality-control review, or peer review, of such auditor, or by an 154 Sunrise Annual Report 2024 I Corporate Governance

inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by such auditor; 3. any steps taken to deal with such issues; and 4. all relationships between the statutory auditor and the Company (consistent with applicable independence standards) and requests information from the statutory auditor and management to determine the presence or absence of a conflict of interest. The Audit Committee evaluates the qualifications, performance and independence of the statutory auditor, including a review and evaluation of the lead partner of the statutory auditor, considering whether the auditor's internal quality-controls are adequate and whether the provision of permitted non-audit services is compatible with maintaining the auditor's independence. The Audit Committee actively engages in a dialogue with the auditor with respect to any disclosed relationship or services that may impact the objectivity and independence of the statutory auditor, taking into account the opinions of management and the Company's internal auditor. The Audit Committee presents its conclusions and consequent recommendations with respect to the statutory auditor to the Board. The Audit Committee ensures the rotation of the audit partner responsible for reviewing the audit as required by law, recommends to the Board policies for the Company's hiring of employees or former employees of the statutory auditor who were engaged on the Company's account or otherwise participated in any audit of the Company, discusses with the statutory auditor any accounting or auditing issues with respect to which the Company's audit team consulted with the statutory auditor's national office, reviews with the statutory auditor any audit problems or difficulties and management’s response, and meets with the statutory auditor prior to the audit to discuss the planning and staffing of the audit. Information Policy Sunrise engages in transparent, open and regular communication with its shareholders, the capital market and the general public. Throughout the year, Sunrise publishes its annual results and quarterly reports on the dates listed in the financial calendar published on the Sunrise Investor Relations website at www.sunrise.ch/en/corporate/investor-relations. In addition, Sunrise organizes presentations and conference calls with the financial community and media to further discuss details of the reported earnings (such presentations or calls are held on the same day as the earnings publication) or on any other matters of importance. Media releases and ad-hoc announcements pursuant to Art. 53 LR containing potentially price-sensitive information are published regularly and in accordance with the rules of SIX Swiss Exchange. All interim reports (www.sunrise.ch/en/corporate/ investor-relations/reports), company media releases (www.sunrise.ch/en/corporate/media) and ad-hoc announcements pursuant to Art. 53 LR (www.sunrise.ch/en/corporate/investor-relations/ adhoc-releases) are also available on the Sunrise website, as are push subscription services for all such publications (www.sunrise.ch/en/corporate/media/ subscribe-releases). Ad-hoc announcements pursuant to Art. 53 LR are distributed electronically to at least two electronic information systems widely used by professional market participants (Bloomberg, Reuters, etc.) and to at least two relevant Swiss newspapers of national importance (Neue Zürcher Zeitung, Le Temps, etc.). Official publications by Sunrise are made in the Swiss Official Gazette of Commerce: www.shab.ch. Notices to shareholders may also be sent in any form that allows proof by text. Printed annual reports are available upon request. Ordinary black-out periods During the period of one week prior to the end of each quarter and until one full trading day after the public release of the applicable financial result, the members of the Board and the Executive Committee, the secretary of the Board, any staff reporting directly to the CEO, selected staff reporting directly to the CFO and further employees and consultants of the Sunrise Group who have access to financial information of Sunrise or to other inside information or material non-public information, as specified in Sunrise internal guidelines, are prohibited from trading in Sunrise equity or debt securities (or any financial instruments derived therefrom) issued by any Sunrise Group company. In fiscal year 2024, no exemptions were granted. 155 Sunrise Annual Report 2024 I Corporate Governance

COMPENSATION REPORT 156 Sunrise Annual Report 2024 I Compensation Report Letter from the Chair & Introduction 158 Compensation Governance 159 Board of Directors Compensation 162 Sunrise Compensation Principles & Philosophy 164 Executive Committee Compensation 165 Shareholdings of the Board of Directors and Executive Committee 172 Activities at other companies 173 Audit Report 175 Shareholder Letter Sunrise at a glance Operational & Financial Review Sustainability Corporate Governance Compensation Report Financial Statements Unforgettable moments for customers with the Sunrise Moments loyalty programme.

2024 Compensation Report The Sunrise compensation framework allows for attracting, developing and retaining the best talents and it is aligned with the Company’s values, strategy and financial goals. This Compensation Report has been prepared in accordance with the Directive on Information relating to Corporate Governance issued by SIX Swiss Exchange, Swiss Law and the Swiss Code of Best Practice for Corporate Governance. It outlines the compensation governance and the compensation framework for the Board of Directors and the Executive Committee, as well as the compensation philosophy and principles for all Sunrise employees. It includes all relevant financial information starting with the listing of Sunrise at SIX Swiss Exchange as of 15 November 2024, until the end of the financial year, 31 December 2024 for the Executive Committee compensation and until the end of the term 2024/2025 for the Board of Directors compensation. While this report focuses on the post- spin-off compensation, it also includes a detailed description of the pre-spin-off compensation and the Initial Award approved by the Liberty Global Compensation Committee. This transparency offers a comprehensive view of the 2024 Executive Committee compensation. Additionally, this report provides an outlook on the 2025 compensation framework already approved by the Sunrise Compensation Committee and Board of Directors, to underline our commitment to sustainable executive compensation practices. This is further demonstrated by our proposal to the 2025 Annual General Meeting (AGM) for the maximum aggregate amount of compensation for the members of the Executive Committee for the 2026 financial year, which is identical to the amount approved for 2025. 157 Sunrise Annual Report 2024 I Compensation Report

Letter from the Chair & Introduction Dear Shareholders, On behalf of the Board of Directors and its Compensation Committee, I am pleased to present the 2024 compensation report. It was an exciting year for Sunrise, marked by the successful completion of the spin-off from Liberty Global and the return of Sunrise to the SIX Swiss Exchange as an independent, publicly listed company. This journey is also reflected in the compensation of the Executive Committee and for the Board of Directors and can be categorised into three phases: the pre-spin-off compensation, the Initial Award and the compensation from 2025 onwards. As is typical in spin-off transactions, the pre-spin-off compensation, the Initial Award and the maximum aggregate amount of compensation for the Executive Committee in 2025 and for the Board of Directors term 2024/2025 were approved prior to the completion of the spin-off to ensure fair treatment of Sunrise employees and align the interest of our Executive Committee and employees with those of Sunrise shareholders. Following the spin-off, the Sunrise Compensation Committee developed a similar compensation framework for 2025 onwards that seeks to further solidify the alignment of management and shareholder incentives through a competitive, performance- driven approach. Pre-spin-off compensation and Initial Award In connection with the spin-off, Liberty Global adjusted its previously granted equity awards to ensure that the intrinsic value of such awards was maintained. In addition, the members of the Executive Committee and certain other employees received an Initial Award that is intended to align their interests with those of the shareholders and to support long-term value creation. Compensation framework 2025 onwards Going forward, the Sunrise compensation framework will include a rebalancing of long-term and short- term elements within the pay mix for the Executive Committee, ensuring that the total direct compensation remains consistent with the 2024 level. In addition, for the Short-Term Incentive Plan (STIP) 2025 business-unit-specific targets have been introduced, complementing the existing company and individual targets. The Shareholding Incentive Plan (SHIP) remains as a feature of the STIP that allows participants to elect to receive up to 100% of their earned annual bonus amount in shares. Furthermore, a new Sunrise Long-Term Incentive Plan (LTIP) for 2025 has been approved, which will include Performance Share Units for the Executive Committee and a combination of Performance Share Units and Restricted Share Units for senior leaders. To broaden employee engagement and share ownership, an Employee Share Purchase Plan (ESPP) will also be introduced for the wider employee population in 2025. We are convinced that this new compensation framework is well-aligned with the shareholders’ interests. At the upcoming AGM, we will ask shareholders to approve the maximum aggregate compensation for the members of the Board of Directors for their term of office from the 2025 AGM to the 2026 AGM, the maximum aggregate 2026 compensation for the members of the Executive Committee and to express their opinion on this Compensation Report in an advisory vote. On behalf of the Compensation Committee, I thank you for your trust and investment in Sunrise. Best regards, Ingrid Deltenre Chair of the Compensation Committee 158 Sunrise Annual Report 2024 I Compensation Report

Compensation Governance Rules regarding compensation in the Articles of Association The Sunrise Articles of Association contain specific provisions on compensation. The Articles are available on the Company website page Guidelines and principles. The Articles of Association, and any amendments thereof, are subject to approval by the General Meeting of Shareholders. The compensation provisions include rules regarding the election, constitution, powers and duties of the Compensation Committee (Articles 22 through 25), the approval of the maximum compensation for the members of the Board of Directors and the Executive Committee (Article 27), the supplementary amount for changes to the Executive Committee (Article 28), the general principles of compensation (Article 29), the agreements with members of the Board of Directors and the Executive Committee (Article 30), the maximum number of mandates outside the Company that a member of the Board of Directors or the Executive Committee may hold (Article 31) and the loans and credits to members of the Board of Directors and the Executive Committee (Article 32). Pursuant to the Sunrise Articles of Association, the General Meeting of Shareholders must approve the proposal of the Board of Directors in relation to the maximum aggregate amount of compensation for the Board of Directors prior to the completion of the next AGM and the maximum aggregate amount of compensation for the Executive Committee for the following financial year. The votes on these amounts have binding authority. Thereafter, the Board of Directors sets the compensation for the individual members of the Board of Directors and the Executive Committee (within the limits approved by the AGM). In addition, the Compensation Report is submitted to the AGM for an advisory vote on a yearly basis. Board of Directors and Compensation Committee Based on the Sunrise Articles of Association and applicable law, the Board of Directors has the overall responsibility for defining the remuneration policy of the Sunrise Group, as well as the general terms and conditions of employment for members of the Executive Committee. The Board of Directors has the following powers and duties with regard to compensation and benefits: • Adopt or amend the compensation and benefits strategy as well as the compensation principles applicable to the members of the Board of Directors and the Executive Committee. • Adopt or amend the short- and long-term incentive plans for the senior management and any other participation or incentive plan, oversee the implementation of such plans and approve the aggregate number of shares granted under such plans. • Approve the individual compensation of the members of the Board of Directors, subject to the maximum aggregate amount of compensation approved by the General Meeting. • Determine the compensation and Short- Term Incentive of the CEO and, upon recommendation of the CEO, ratify the compensation and Short-Term Incentive of the other members of the Executive Committee and approve the objectives determining the Short-Term Incentive of the CEO and ratify such objectives for the other members of the Executive Committee, in each case subject to the maximum aggregate amount of compensation approved by the General Meeting. The Compensation Committee’s role is to assist the Board of Directors in defining and reviewing compensation strategies and guidelines, as well as preparing proposals for shareholder approval regarding compensation for both the Board of Directors and the Executive Committee. It has the following further powers and duties: • Oversee the design, review and regular assessment of the compensation and benefits strategy, the compensation principles applicable to the members of the Board of Directors and the Executive Committee, and the compensation system, including management incentive plans, and make recommendations to the Board of Directors in this regard. • Review, assess and monitor the implementation of the Short- and Long- Term Incentive Plans for the senior management and any other participation or incentive plans of the company and make proposals to the Board of Directors regarding their adoption, amendment or termination. • Propose to the Board of Directors any grants under any equity incentive plans to members of the Executive Committee, and make, or delegate the authority to make, such grants under any equity plans to beneficiaries other than members of the Executive Committee. • Propose to the Board of Directors the CEO’s compensation package and terms of employment and, upon recommendation from the CEO, the compensation packages of the other members of the Executive Committee. 159 Sunrise Annual Report 2024 I Compensation Report

• Oversee and evaluate the performance of the members of the Executive Committee by establishing and recommending to the Board of Directors for approval a performance-evaluation framework for members of the Executive Committee, ensuring alignment with the company’s strategic goals through qualitative and quantitative measures. • Recommend to the Board of Directors the individual compensation of the members of the Board of Directors. • Recommend to the Board of Directors the proposals regarding the maximum aggregate amount of compensation for the Board of Directors and the Executive Committee to be submitted to the General Meeting of Shareholders for approval. • Prepare, together with the management, the company's compensation report. • Ensure proper administration of the company's incentive plans. • Review at least annually the risks associated with the company's compensation policies and practices, both for the compensation of the members of the Executive Committee and for compensation generally and discuss such risks with management, as appropriate. • Adopt, implement and amend clawback policies relating to compensation arrangements for the members of the Executive Committee and any other members of the Sunrise management team. • Assist the Board of Directors in discharging its responsibilities relating to the compensation of the members of the Executive Committee. In 2024, discussions and decisions by the Board of Directors or the Compensation Committee regarding the compensation of members of the Executive Committee were held in the presence of certain members of the Executive Committee who do not have voting rights. Pursuant to the Sunrise Articles of Association, the Compensation Committee consists of at least two and a maximum four members of the Board of Directors. In accordance with Swiss law, the Articles of Association require that the members of the Compensation Committee be elected individually each year by the respective Annual General Meeting and the Chair of the Compensation Committee by the Board of Directors. The Extraordinary General Meeting held on 8 November 2024 (same date as legal spin-off) elected individually Ingrid Deltenre, Adam Bird and Enrique Rodriguez as members of the Compensation Committee for a term of office to last until completion of the next AGM in 2025. Ingrid Deltenre was appointed as Chair of the Compensation Committee. The Compensation Committee may decide to consult external advisors. In fiscal year 2024, Homburger AG and Willis Towers Watson Holdings (Switzerland) GmbH (WTW) were consulted on specific compensation matters and WTW also provided actuarial services (IAS19 pension) and valuation services for equity grants. Homburger provided further services as legal advisors. For further details regarding the responsibilities of the Compensation Committee and the meetings held in fiscal year 2024, please refer to the section Committees of the Corporate Governance Report. 160 Sunrise Annual Report 2024 I Compensation Report

Process for determining compensation and benchmarking The Compensation Committee assesses the compensation packages of the Board of Directors and the Executive Committee every two years. In selecting a peer group for external compensation benchmarking, the Compensation Committee reviewed a blend of Swiss and European companies that provide a good balance of size, industry and geographies. The Compensation Committee believes that benchmarking against a consistent and relevant peer group helps Sunrise maintain competitive pay levels, which allows the company to attract and retain the talents necessary to strengthen further Sunrise long-term success. For the compensation package of the Executive Committee, a market assessment was conducted that took into consideration a combination of the Swiss and the European telecommunications markets. The peer group comprises 21 companies, divided between companies headquartered in Switzerland and European telecommunications companies. The main selection criteria for the peer group companies were size, industry and geography. Therefore, Swiss companies from the SMIM and, due to the lack of listed telecommunications companies in Switzerland other than Swisscom AG, a selection of Swiss companies from the technology and other sectors were included as well as European telecommunications companies. Sunrise is positioned around the median of the peer group. The table below shows the composition of the Executive Committee peer group for 2024: 2024 Executive Committee Peer Group 1&1 AG Software ONE Holding AG Adecco Group AG Sulzer Ltd ams-OSRAM AG Swisscom AG Avolta AG Tele2 AB (publ) Barry Callebaut AG Telecom Italia S.p.A. Cellnex Telecom, S.A. Telefónica Deutschland Elisa Oyj Telekom Austria AG freenet AG Temenos AG KPN N.V. TX Group AG Proximus PLC VAT Group AG SIG Group AG The compensation package of the Board of Directors was benchmarked against the Swiss market (SMIM, excluding financial-services companies)16. While for the Executive Committee the benchmarking focus was on the competitor/talent market, for the Board of Directors the focus was on size and the local market. This is mainly due to the regulatory framework and the comparability of responsibilities. Outlook say on pay votes at the Annual General Meeting 2025 In accordance with Swiss law, shareholders will be asked at the next AGM to approve the maximum aggregate amount of compensation for the Board of Directors for the upcoming term, lasting until the completion of the AGM in 2026. Additionally, shareholders will vote on the maximum aggregate amount of compensation for the Executive Committee for the financial year 2026, ending 31 December 2026. The 2024 Compensation Report will also be presented to shareholders for an advisory vote. 161 Sunrise Annual Report 2024 I Compensation Report 16 Tailored SMIM (excl. financial services companies): Adecco Group AG, ams-OSRAM AG, Avolta AG, Barry Callebaut AG, BELIMO Holding AG, BKW AG, Chocoladefabriken Lindt & Sprüngli AG, Clariant AG, EMS-CHEMIE HOLDING AG, Flughafen Zürich AG, Galenica AG, Georg Fischer AG, Meyer Burger Technology AG, PSP Swiss Property AG, Sandoz Group AG, Schindler Holding AG, SGS SA, SIG Group AG, Straumann Holding AG, Swiss Prime Site AG, Tecan Group AG, Temenos AG, The Swatch Group AG, VAT Group AG

Board of Directors Compensation General Members of the Board of Directors receive a base fee for their services on the Board of Directors (Base Fee). In addition, with the exception of the Chairman, members of the Board of Directors who chair or serve on a committee receive an additional fee (Committee Fee). Together, these are referred to as Board Fees, as set out in the table below. To ensure the independence of the Board of Directors in its supervisory role over the Executive Committee, the members of the Board of Directors have not received any variable compensation linked to the performance of Sunrise. The Board Fee consists of a cash component and a payment in the form of Sunrise Class A shares (each 50% of the Board Fee), with the Chairman having the right to elect to receive his cash component in Sunrise Class A shares, allowing for further alignment with shareholder interests. The amounts below are gross amounts before deduction of employee social- security contributions and taxes, if applicable. The Company pays the cash component to each member of the Board of Directors and the Chairman in semi-annual instalments at the end of October and April of each year. The share component will be granted at the end of the month following the date of the AGM, or such other date after the AGM as the Board of Directors may determine. For the 2024/2025 term, the cash component will be paid in one instalment by the end of April 2025. The share component was granted on 6 December 2024 based on the average closing share price of 10 trading days ending three business days prior to date of grant. The members of the Board of Directors are reimbursed for travel and other related expenses incurred in connection with their responsibilities as members of the Board of Directors in accordance with the Articles of Association. Role Gross board fees in cash - CHFk Gross board fees in shares - CHFk Gross total CHFk Annual base fees Chairman of the Board1 200.0 200.0 400.0 Other members of the Board 100.0 100.0 200.0 Annual committee fees Chair of the Audit Committee 32.5 32.5 65.0 Chair of the Compensation Committee 22.5 22.5 45.0 Chair of the Nominating Committee 7.5 7.5 15.0 Member of the Audit Committee 20.0 20.0 40.0 Member of the Compensation Committee 15.0 15.0 30.0 Member of the Nominating Committee 5.0 5.0 10.0 1 Election right to receive his cash component in Sunrise Class A shares. 162 Sunrise Annual Report 2024 I Compensation Report

Board of Directors compensation term 2024/2025

For the term 2024/2025, beginning with the listing of Sunrise on the SIX Swiss Exchange on 15 November 2024, the members of the Board of Directors received total compensation of CHF 1.001 million in the form of cash and shares including employer-paid social-security contributions, if applicable. The compensation paid is set out in the table below.

Total Board of Directors compensation

CHFk	Board fees in cash	Board fees in shares	Employer social security contribution	Total
Michael T. Fries, Chair	–	203.6	13.0	216.7
Adam Bird, Member of the Board[3, 5]	60.1	62.4	7.8	130.3
Ingrid Deltenre, Member of the Board[2]	60.1	62.4	6.5	129.0
Thomas D. Meyer, Member of the Board[1]	65.0	67.5	8.5	141.0
Catherine Mühlemann, Member of the Board[4, 6]	61.3	63.7	–	125.0
Enrique Rodriguez, Member of the Board[4, 5]	66.2	68.8	8.6	143.6
Lutz Schüler, Member of the Board[6]	51.5	53.5	10.5	115.5
Total	**364.1**	**581.9**	**55.0**	**1,001.0**

- **Board fees paid in cash and shares and social security contributions shown for the term 2024/2025 as of company's public listing.**
- **All board fees (base and committee fees) paid in cash and shares are gross values before the deduction of applicable tax and employee social security contributions.**
- **Sunrise Class A share closing price 05 December 2024: CHF 42.935 per share.**
- **Members of the Board of Directors are not in a Sunrise pension plan.**
- **For non-Swiss-based members of the Board of Directors the employer social security is based on estimations.**

[1] Chair of the Audit Committee

[2] Chair of the Compensation Committee

[3] Chair of the Nominating Committee

[4] Member of the Audit Committee

[5] Member of the Compensation Committee

[6] Member of the Nominating Committee

Additional information

No member of the Board of Directors or their related parties were granted a loan or a credit facility during the reporting year. There was no loan or credit facility outstanding at the end of the reporting year to any member of the Board of Directors or their related parties, and such loans are prohibited under the Sarbanes-Oxley Act of 2002 as long as the Sunrise shares are registered with the U.S. Securities and Exchange Commission. Related parties did not receive any remuneration.

163 **Sunrise Annual Report 2024 I** Compensation Report

Sunrise Compensation Principles and Philosophy The Sunrise compensation strategy is driven by our overall business strategy, vision and values. The following compensation principles promote our performance culture and strengthen the alignment between rewards based on the overall success of Sunrise and its shareholders. The compensation principles are applied consistently throughout the organization to support inclusiveness and fairness across all roles. We are truly One Company, and this approach promotes an interconnected and collaborative work environment where every employee has a purpose-driven role and is motivated to contribute to our collective goals and long-term value creation at Sunrise. Competitive Sunrise provides competitive compensation to attract and retain the best talents from the market. We strive to position Sunrise base salaries around the market median. To further underline the ambitious performance culture of Sunrise, target levels for variable compensation for senior roles are defined above the market median. For this purpose, benchmarking against the relevant market is conducted on a regular basis. Inclusive and fair We understand that an inclusive and fair compensation system throughout the organization is a key driver of the success of Sunrise. Compensation levels are aligned for roles on the same level and promote the principle that similar job responsibilities, qualifications and skills result in similar compensation. These principles of inclusivity and fairness apply not only to compensation, but also to development and career opportunities and employment conditions in general. Sunrise aims to be successful by offering state-of-the-art reward packages that are communicated transparently and are easy for employees to understand. In September 2023, Sunrise was awarded the Fair- ON-Pay Advanced certification by the world’s leading quality auditor SGS. Fair-ON-Pay honours companies that ensure equal pay. This means that Sunrise employees are compensated fairly and equally, irrespective of their gender. Performance-based Sunrise lives a performance-oriented working environment across the organization with an emphasis on an entrepreneurial mindset to compete within our fast-moving industry. To support our mission of ambitious value creation for our various stakeholders, our performance measures include a mix of company, team and individual targets, based on role and function. Therefore, our variable pay components are intended to reward strong performance with target values. Purpose-driven We consider ourselves to be a leader in the evolving ways of working and to take a modern approach to total rewards. We aim to reflect the specific business needs of each line of business in our compensation framework. Linking rewards to the business strategy and to specific roles, helps us to engage and motivate our employees and support them in their development in their career ambitions and in a purposeful working environment. Sustainable Having an end-to-end perspective in mind, our compensation framework is designed and periodically updated to support our sustainable and long-term growth ambitions together with all our stakeholders within a constantly changing market. 164 Sunrise Annual Report 2024 I Compensation Report

Executive Committee Compensation The overall compensation principles and philosophy of Sunrise also form the basis for the compensation of our Executive Committee at Sunrise, which comprises the following elements: • Fixed compensation: base salary • Variable compensation: Short- and Long- Term Incentive Plans • Company benefit programmes (company pension plan, insured benefits and other fringe benefits) and allowances Fixed compensation Generally, fixed compensation is paid in cash on a monthly basis and takes into account the role, the individuals’ skills and experience as well as external market data. Potential increases in base salaries are reviewed annually. Variable compensation Variable compensation comprises the annual Short- Term Incentive Plan (STIP), including the option to participate in the Shareholding Incentive Plan (SHIP), and the Long-Term Incentive Plan (LTIP). In connection with the spin-off, the members of the Executive Committee received an award (Initial Award) to align their interests with those of the shareholders and support long-term value creation. Details are outlined in the sections below. From 2025 onwards, the Sunrise Compensation Committee and the Sunrise Board of Directors have built upon the existing compensation framework without affecting the previously approved total aggregate maximum amount of Executive Committee compensation. Details are outlined in chapter New compensation framework 2025. Pre-spin-off compensation Short-Term Incentive Plan The STIP is designed to reward the members of the Executive Committee and all employees (in non-sales roles), on an annual basis, for their contribution to the achievement of company targets and individual targets that together foster the success of Sunrise. Key priorities lie in financial and operating delivery as well as in underpinning our performance culture and commitment to sustainability/ESG. Sunrise has a defined target-setting and performance-management process in place. Company targets and the individual targets of the members of the Executive Committee are subject to approval by the Board of Directors. Individual targets for each employee are defined using a top-down approach, to ensure alignment with the Sunrise corporate strategy across all departments. The assessment of individual performance is based on regular dialogue between employees and leaders, promoting an open exchange of ideas and opportunities for improvement and growth. Considering the unique position of our company within our industry and the Swiss market, the company targets include the financial Key 165 Sunrise Annual Report 2024 I Compensation Report

Performance Indicators (KPIs) of Operating Free Cash Flow and Service Revenue, the qualitative KPI of the Relationship Net Promoter Score (rNPS), which measures the overall customer satisfaction, and KPIs in key strategic areas of sustainability/ ESG: Engagement score and the proportion of women in leadership roles (People), greenhouse-gas reductions (Planet), digitalisation metric (Progress) and mandatory e-learnings (Governance). We measure company performance against our budgeted targets at the end of each year.

The key features of the STIP are outlined in the table below.

Short-Term Incentive Plan (STIP)	Executive Committee Members	CEO
Target STI as % of the base salary	50%[1]	200%
Maximum overachievement / cap	150%	150%
Weighting of company target	90%	90%
Weighting of individual performance	10%	10%
Weighting within the company target		
• Operating Free Cash Flow (OFCF)	55%	55%
• Service Revenue	20%	20%
• Relative Net Promoter Score (rNPS)	20%	20%
• Sustainability / ESG	5%	5%

[1] The target STI as % of the base salary for the CFO is 60%.

The payment of the STIP for 2024 was approved by the Board of Directors for the members of the Executive Committee and by the CEO for all other employees.

Shareholding Incentive Plan (SHIP)

The SHIP is a feature of the 2024 STIP that allows participants to elect to receive up to 100% of their 2024 earned annual bonus amount in Sunrise shares.

As a result of the successful spin-off, SHIP participants will receive Sunrise Class A shares instead of Liberty Global shares (LBTYA and LBTYK[17]), which will be issued in March 2025. Subject to the terms and conditions of the Short-Term Incentive Plan and the SHIP, participants will also receive an additional grant of Restricted Share Units equal to 12.5% of the gross number of shares (RSU Premium), which will be granted in March 2025 and vest in March 2026, provided that the participant holds all such shares until that date.

Long-Term Incentive Plan

In 2024, members of the Executive Committee participated in the Performance Incentive Plan, a Liberty Global LTIP, designed to attract and retain the best diverse talent, drive balanced performance through rewarding opportunities and focus on shareholder alignment. Under the Liberty Global LTIP, participants received an award defined either as a percentage of the annual base salary or a US dollar-denominated amount. The awards consist of a combination of Restricted Share Units (RSUs), Share Appreciation Rights (SARs), Performance Share Units (PSUs) and Ventures Incentive Plan (VIP) participation units.

In light of the spin-off, the Liberty Global Compensation Committee approved a concentration of equity awards granted in 2024 into equivalent Sunrise awards by applying an adjustment factor to maintain the intrinsic value of those awards.

The Liberty Global LTIP 2024 as such will be discontinued for Sunrise employees and will be replaced by a Sunrise LTIP in 2025.

Performance Share Units (PSUs)

In the context of the spin-off, the Board of Directors has reaffirmed key elements of the PSUs, including the performance conditions, performance period and vesting date, ensuring they are aligned with Sunrise future success, while the general terms and conditions, as established under the Liberty Global LTIP, remain in place.

Two performance metrics have been defined, which contribute independently to the target achievement:

- 30% weighting: Cumulative Absolute Adjusted Free Cash Flow (FCF)[18]as reported versus plan[19]

[17] LBTYA: The Liberty Global Ltd Class A shares & the Liberty Global Ltd Class C shares are listed on the Nasdaq Global Select Market under the ticker symbol "LBTYA" and "LBTYK", respectively.
[18] FCF: The Free Cash Flow (FCF) is defined as net cash provided by operating activities plus (i) operating-related vendor financed additions and (ii) cash receipts in the period from interest-related derivatives, less (a) cash payments in the period for interest, (b) cash payments in the period for capital expenditures, (c) principal payments on amounts financed by vendors and intermediaries and (d) principal payments on lease liabilities.
[19] Exclusions can be applied by the compensation committee for exceptional items impacting FCF as disclosed in the Annual Report or Release. (e.g. legal settlements affecting reported FCF, unexpected tax settlements and spectrum auctions).

166 **Sunrise Annual Report 2024 I** Compensation Report

- 70% weighting: Relative Total Shareholder Return (rTSR)[20]: relative percentile performance of TSR vs a basket of peers in STOXX Europe 600 Telecommunications Index

The FCF metric was chosen as it supports dividend funding directly, thereby aligning leadership focus with shareholder interests. This metric reinforces financial discipline and ensures that strategic decisions are geared toward creating consistent value for shareholders. The rTSR metric aligns management remuneration with shareholder returns through dividends and share price growth. It also adjusts variable compensation compared to the performance in the telecommunications sector, ensuring fair and relevant comparisons with industry peers.

Under the LTIP, the participants' awards are tied to performance or lack thereof. For each performance metric, a threshold must be reached to trigger the grant of shares. If the performance thresholds are not met, no payout will be made under the LTIP. Hence, depending on the achievement of the two performance metrics, the number of shares granted can range from zero to 1.85 shares per PSU (FCF: 150% | rTSR: 200%). If the rTSR metric is negative, the payout of the relevant metric is capped at 100%.

The payout curves are shown in the graph below. For FCF, a minimum of 85% target achievement triggers a 50% payout, scaling linearly up to 115% achievement, which yields a 150% payout. For rTSR, performance begins at a 0% payout in the bottom quartile, reaching 25% payout at the 25th percentile, 100% payout at the median and a maximum of 200% payout at or above the 75th percentile. Intermediate achievement levels between these defined points are calculated through interpolation, ensuring that payouts reflect proportional performance across both metrics.


Cumulative Absolute Adjusted Free Cash Flow
Payout
250%
200%
150%
100%
50%
0%
80%
85%
90%
95%
100%
105%
110%
115%
120%
Cumulative FCF achievement


Relative Total Shareholder Return
Payout
250%
200%
150%
100%
50%
0%
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
rTSR percentile achievement

The performance measurement period runs from 01.01.2025 until 31.12.2026, i.e., for two financial years. The PSUs will vest no later than March 2027 and are subject to continued employment with Sunrise.

Restricted Share Units (RSUs)

RSUs grant the right to receive Sunrise Class A shares on specified future vesting dates, subject to continued employment with Sunrise. The vesting period begins on the grant date and extends over three years, with one third of the RSUs vesting each year.

Share Appreciation Rights (SARs)

SARs grant the right to receive, in the form of Sunrise shares, the value of any increase in the share price over the base price, which is set on the grant date and recalculated following the spin-off. The vesting period begins on the grant date and runs for three years, with one third of the SARs vesting each year, subject to continued employment with Sunrise. Once vested, the SARs are immediately exercisable at the participant's discretion. The SARs expire ten years after the grant date.

Ventures Incentive Plan (VIP)

The VIP is a cash-denominated long-term incentive award allowing certain members of the Executive Committee to participate in the performance of Liberty Global's ventures portfolio. The VIP tracks the valuation of the ventures portfolio (as specifically defined) over a three-year performance period. VIP awards, if earned, are settled in Liberty Global shares (LBTYA or LBTYK) or cash in March following the end of the performance period, subject to continued employment with Sunrise.

[20] rTSR: The TSR (Total Shareholder Return) in absolute CHF amount is the sum of the share price accretion and the dividends paid out (including reinvestment assumption) during the respective performance period. For the rTSR the achieved TSR will be compared to the Comparator Group in percentage (%). The Comparator Group is defined as the peer group within the STOXX Europe 600 Telco Index. This enables a fair and relative performance comparison to peers.

167 **Sunrise Annual Report 2024 I** Compensation Report

Post-spin-off compensation Initial Award To align the interests of the members of the Executive Committee with the business plan and shareholder interests after the spin-off and retain and motivate high-quality talent to advance the interests and success of Sunrise, all members of the Executive Committee were awarded Initial Awards. In December 2024, participants received equity grants (each an Initial Equity Grant) under the Initial Award, which were split into 50% Performance Share Units (Initial PSUs) (63% for CEO), 33% Restricted Share Units (Initial RSUs) (26% for CEO) and 17% shares (11% for CEO). Selected members of the Executive Committee additionally received Cash Awards (subject to clawback for termination prior to 31.12.2025 unless terminated by the company other than for cause). Initial Award Performance Share Units (Initial PSUs) The Initial PSUs form the most significant component of the Initial Equity Grant due to their performance- driven nature and long-term shareholder orientation. These Initial PSUs have a four-year performance period and will vest in December 2028, subject to the achievement of the performance criterion set out below and will be settled in shares no later than March 2029. This long-term structure underscores the commitment to rewarding sustained excellence, making the Initial PSU instrument a key driver of the Initial Award's overall value and impact. The performance criterion for the Initial PSUs is the "Implied TSR based on achieved Internal Rate of Return (IRR) Performance %" and was defined as follows: • The TSR of Sunrise in absolute CHF amount using the share price accretion and the dividends paid out (excluding reinvestment assumption) during the performance period. • The IRR Performance is based on discounted shareholder returns (dividends/ share during performance period & exit share price less entry share price), accounting for the timing of the cash flows. This metric ensures that Executive Committee compensation is aligned with long-term shareholder interests because the implied TSR, based on the achieved IRR, reflects the true investment returns, i.e. value creation experienced by shareholders. At the same time the focus on IRR performance makes it possible to account for variations both in the trajectory of the underlying valuation (measured by the dividend yield) and the execution of the business plan during the performance period in terms of FCF / Dividend Payout. Initial Award Restricted Share Units (Initial RSUs) Another component of the Initial Equity Grant are the Initial RSUs, which complement the Initial PSUs with a more steady, time-based approach. These Initial RSUs vest over a four-year period, with one quarter vesting each year. This structure provides recipients with incremental ownership, fostering ongoing engagement and alignment with company interests throughout the award period. Together with the performance-driven Initial PSUs, the Initial RSUs create a balanced incentive, blending immediate retention with long-term performance goals. Shares The final component of the Initial Equity Award consists of unrestricted shares, which are subject to a 100% clawback in the event of termination before 31 December 2025. The unrestricted shares not only enhance alignment with shareholder interests but also reinforce a commitment to long-term ownership, complementing both the RSUs and PSUs to create a well-rounded incentive package. Company benefits Sunrise offers a competitive benefits package that includes health management, retirement plans, disability and other benefits tailored to industry market practices and regulations. Members of the Executive Committee receive a transportation allowance on the condition that they use an e-vehicle or public transport to commute to work, the latter condition underlines Sunrise commitment to sustainability. The members of the Executive Committee participate in the Sunrise pension scheme, which is available to insured Sunrise employees, with contributions shared between employee and employer, depending on the individuals’ choice of contribution level. Members of the Executive Committee also receive reimbursement of business expenses incurred in the course of performing their jobs, which are not disclosed. New compensation framework 2025 Adopting a comprehensive approach, securing a sustainable transition and aligning with Swiss market practice and long-term shareholder value, the Sunrise Compensation Committee and the Board of Directors created a compensation framework for 2025 onwards. This contains a similar mix of long- term and short-term elements for the Executive Committee members, ensuring that total direct compensation remains consistent with the 2024 level. 168 Sunrise Annual Report 2024 I Compensation Report

Total direct compensation - CEO 21% 42% 37% Base Salary STIP LTIP Total direct compensation - Average Executive Committee 30% 27% 43% Base Salary STIP LTIP In addition, for the STIP 2025 business-unit-specific targets have been introduced for the members of the Executive Committee (excluding the CEO) and all senior leaders to complement the existing company and individual targets. The company’s key performance metrics Operating Free Cash Flow, Service Revenue, rNPS and Sustainability/ESG goals remain central, ensuring a balanced and comprehensive focus on financial, operational, qualitative and sustainability priorities. As a feature of the STIP, an amended Sunrise SHIP will be continued in 2025. Furthermore, Sunrise has launched a dedicated LTIP for the Executive Committee members and senior leaders. To ensure a strong pay-for-performance focus, PSUs will be the sole instrument for the Executive Committee, while senior leaders will receive a mix of PSUs and RSUs. The performance conditions for the PSUs remain closely aligned with the metrics of the Liberty Global LTIP 2024 and therefore the cumulative adjusted FCF with 30% weighting and the rTSR with 70% weighting have been defined for the LTIP 2025, ensuring strategic consistency and reinforcing alignment with business objectives and shareholder interests. Additionally, to broaden employee engagement and share ownership, an ESPP will be introduced for the wider employee population. These initiatives underscore our commitment to aligning compensation with long-term value creation, fostering a culture of shared success and entrepreneurship across all levels of the organization. Achievement of company targets 2024 The Compensation Committee assesses the individual performance of the CEO and the members of the Executive Committee in line with the company’s strategic objectives and submits the proposals together with the achievement of the company targets to the Board of Directors for approval. In 2024, the Sunrise STIP company targets were set for Operating Free Cash Flow at 55%, Service Revenue at 20%, rNPS at 20% and Sustainability/ESG at 5%. The Sunrise key financials, which are relevant for the determination of the STIP, showed a mixed result. Operating Free Cash Flow was in line with targets, driven by improved spend management offsetting an under-delivery on Service Revenue caused by a competitive consumer-market environment, Average Revenue Per Unit (ARPU) pressure from discounts and rightpricing of our customer base. Overall rNPS was above target for Sunrise main brand across all quarters in 2024 with no major positive or negative outliers. Internet and TV rNPS performed particularly strongly throughout the year, with ongoing incremental improvements. Sunrise experienced some TV platform issues in the middle of 2024 due to a third-party supplier but the rNPS fully recovered in the second half 2024. Sustainability/ESG targets, within the main strategic pillars of People (engagement score and proportion of women in leadership roles), Planet (greenhouse- gas reductions), Progress (digitalisation metric) and Governance (mandatory e-learnings), are within the expected range, with the Planet target slightly exceeding the targeted range. The combination of these achievements resulted in an overall target achievement of 101.6%. Within this achievement, Operating Free Cash Flow accounted for 55%, Service Revenue and rNPS for 20% each and the Sustainability/ESG targets for 5%. 169 Sunrise Annual Report 2024 I Compensation Report

Total Executive Committee compensation 2024 General principles The pay mix of the Executive Committee is aligned with market practices, placing strong emphasis on variable compensation, thereby fostering an ambitious high-performing culture. Given this strong emphasis on variable compensation, Sunrise has implemented the following pay-for-performance mechanisms and safeguards for the members of our Executive Committee: Safeguards Description Performance award caps • STIP: Capped at 150% • LTIP: PSUs capped at 185% (FCF at 150%; rTSR at 200%) • Initial Award: Initial PSUs capped at 150% Delivery & long-term perspective • Performance Conditions defined under the LTIP & Initial Award are aligned with shareholder interests • Vesting of the PSUs under the LTIP in 2027 (three-year vesting period) • Vesting of the PSUs under the Initial Award in 2028 (four-year vesting period) Other safeguards • Share ownership guidelines (see section Share Ownership Guidelines for the Executive Committee members) • No hedging allowed for shares that participants hold as part of the ownership targets, nor for granted units Leaver conditions / clawback • Performance awards are at risk of forfeiture, unrestricted shares under the Initial Awards are subject to a claw-back provision • Clawbacks, including under the Dodd Frank Clawback Policy Contract terms • Maximum notice period is up to twelve months • No severance terms 170 Sunrise Annual Report 2024 I Compensation Report

Total Executive Committee compensation 2024 The table below covering Executive Committee compensation shows the total compensation paid to the members of the Executive Committee for the period from the listing on the SIX Swiss Exchange (15 November 2024) until the end of the financial year 2024, broken down into individual compensation elements, including the highest amount paid to one individual. At the 2024 general shareholder meeting a maximum aggregate compensation of CHF 22 million was approved for the members of the Executive Committee for the financial year 2025. CHFk Total Executive Committee Thereof André Krause (CEO) Base salary 526.02 127.78 STIP - cash-based 387.61 263.10 STIP - equity-based (SHIP) 98.01 — LTIP - Performance Incentive Plan 900.25 351.67 Company benefits & allowances 85.95 29.65 Retirement benefits 108.03 16.52 Subtotal 2,105.87 788.72 Initial Award - cash-based 3,975.00 3,500.00 Initial Award - equity-based 24,671.56 10,170.88 Subtotal 28,646.56 13,670.88 Combined social security contributions 2,027.36 934.33 Total compensation to the members of the Executive Committee 32,779.79 15,393.93 • All base salary, STIP, LTIP & Initial Award amounts are gross amounts before deduction of applicable tax, employee social security and other statutory charges. • STIP - equity based (SHIP): shares will be issued and RSU Premium granted in March 2025. • Fair value disclosure for the LTIP & Initial Award | Valuation Methods: Monte-Carlo Simulation (PSUs), Black-Scholes Model (SARs). • The following table represents nine active Executive Committee members at listing date; no Executive Committee member stepped down between listing and 31 December 2024. Additional information No loans or credits have been granted to Executive Committee members or their related parties during the reporting year. There was no loan outstanding at the end of the reporting year to any member of the Executive Committee or their related parties, and such loans are prohibited under the Sarbanes-Oxley Act of 2002 as long as the Sunrise shares are registered with the U.S. Securities and Exchange Commission. Related parties did not receive any remuneration. The maximum notice period of members of the Executive Committee is twelve months. 171 Sunrise Annual Report 2024 I Compensation Report

Shareholdings of the Board of Directors and Executive Committee

Shareholdings of the Board of Directors and Executive Committee

The current members of the Board of Directors and Executive Committee (including related parties) held the following number of shares and equity-based instruments as of 31 December 2024:

Name	Sunrise Class A shares	Sunrise Class B shares	PSUs	RSUs	SARs
Michael T. Fries, Chair [1]	643,124	5,758,886	–	148,843	–
Adam Bird, Member of the Board	969	–	–	–	–
Ingrid Deltenre, Member of the Board	1,338	–	–	–	–
Thomas D. Meyer, Member of the Board	5,931	–	–	–	–
Catherine Mühlemann, Member of the Board	1,442	–	–	–	–
Enrique Rodriguez, Member of the Board	134,525	–	–	39,772	–
Lutz Schüler, Member of the Board	93,898	–	–	–	–
André Krause, Chief Executive Officer	30,480	–	173,290	94,444	74,980
Jany Fruytier, Chief Financial Officer	11,792	–	40,104	31,322	20,827
Christoph Richartz, Chief Consumer Officer - Main Brand [2]	8,466	–	31,228	24,496	20,827
Stefan Fuchs, Chief Consumer Officer - Flanker Brands [3]	16,365	–	21,421	18,429	15,272
Thorsten Haeser, Chief Business Officer	8,453	–	30,513	22,060	18,379
Elmar Grasser, Chief Technology Officer	5,706	–	21,421	18,429	15,272
Anna Maria Blengino, Chief Information Officer	5,706	–	18,924	14,291	6,410
Marcel Huber, General Counsel & Chief Corporate Affairs Officer	8,840	–	19,870	15,305	9,769
Tobias Foster, Chief People Officer	10,378	–	19,870	15,736	9,769
Total	**987,413**	**5,758,886**	**376,641**	**443,127**	**191,505**

1 Shareholdings also include shares held by related parties

2 includes 13 Sunrise Class A ADS

3 includes 10,659 Sunrise Class A ADS

172 **Sunrise Annual Report 2024 I** Compensation Report

Share Ownership Guidelines for the members of the Executive Committee

In the context of becoming a listed company, Sunrise has implemented Share Ownership Guidelines (SOGs) to align further the interests of the members of the Executive Committee with those of the shareholders and to promote the Sunrise commitment to sound corporate governance. The SOGs specify the minimum monetary value of Sunrise shares to be retained by each member of the Executive Committee throughout their tenure. Each ownership target is a multiple of the annual base salary (see graph below):

Ownership target in relation to base salary	Executive Committee	CEO
Measurement date: 30 June 2026	120%	180%
Measurement date: 31 December 2028	200%	300%

- Newly promoted and hired members of the Executive Committee (including a CEO) are required to meet their ownership target on 31 December of the 5th anniversary of such promotion or hiring.

Activities at other companies

The activities performed by the members of the Board of Directors as at 31 December 2024 that are comparable to board of directors or executive committee mandates at other enterprises with an economic purpose are listed below. As at 31 December 2024, none of the members of the Executive Committee held such comparable mandates in other enterprises with an economic purpose.

According to the Articles of Association, no member of the Board of Directors may hold more than ten additional mandates, of which no more than eight may be in listed companies. No member of the Executive Committee may hold more than four additional mandates, of which no more than one may be in a listed company. Each of these mandates is subject to the prior approval of the Board of Directors or, if delegated to it, the Compensation Committee.

Member of the Board of Directors	Entity	Listed/not listed	Position
Michael T. Fries	Liberty Global Ltd.	listed	Chief Executive Officer
	Cable Television Laboratories Inc.	not listed	Member of the Board of Directors
	Lionsgate Entertainment Corp.	listed	Member of the Board of Directors
	Lionsgate Studios Corp.	listed	Member of the Board of Directors
	Grupo Televisa S.A.B.	listed	Member of the Board of Directors
	Liberty Latin America Ltd.	listed	Executive Chairman
	VMED O2 UK Limited	not listed	Member of the Board of Directors
Adam Bird	McKinsey & Company	not listed	Senior Partner and Global Head of Consumer Technology and Media
Ingrid Deltenre	Givaudan SA	listed	Vice-Chairwoman of the Board of Directors; Chair of the Compensation Committee
	DHL Group	listed	Member of the Board of Directors
	Banque Cantonale Vaudoise	listed	Member of the Board of Directors
	SPS Global	not listed	Member of the Board of Directors; Chair of the Compensation and Nomination Committee
	Hochdorf Swiss Nutrition	not listed	Member of the Board of Directors; Chair of the Nomination and Compensation Committee

173 **Sunrise Annual Report 2024 I** Compensation Report

Thomas D. Meyer	BLR Capital AG	not listed	Member of the Board of Directors
	CelsiusPro AG	not listed	Chairman of the Board of Directors
	Osterwalder AG	not listed	Member of the Board of Directors
	Noser Management AG	not listed	Member of the Board of Directors
	Neue Zürcher Zeitung AG	not listed	Member of the Board of Directors
	Akros AG	not listed	Member of the Board of Directors
	Yarowa AG	not listed	Member of the Board of Directors
	Artemis Holding AG	not listed	Member of the Board of Directors
	Apleona GmbH	not listed	Member of the Supervisory and the Shareholder Board
Catherine Mühlemann	CH Media TV AG	not listed	Member of the Board of Directors
	Switzerland Tourism	not listed	Member of the Board of Directors, Vice President and Member of the Remuneration and Nomination Committee
	Jungfraubahn Holding AG	listed	Member of the Board of Directors and Member of the Remuneration and Nomination Committee
	NI FRAVI Group GmbH	not listed	Owner
Enrique Rodriguez	Liberty Global Ltd.	listed	Executive Vice President and Chief Technology Officer
	Telenet Group	listed	Member of the Board of Directors
	VMED O2 UK Limited	not listed	Member of the Board of Directors
	Formula E	not listed	Member of the Board of Directors
	NexFibre	not listed	Member of the Board of Directors
Lutz Schüler	VMED O2 UK Limited	not listed	Chief Executive Officer
	Tesco Mobile	not listed	Chairman of the Board of Directors

• Those belonging to the same group are shown as one mandate.

174 **Sunrise Annual Report 2024 I** Compensation Report

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FINANCIAL STATEMENT 177 Sunrise Annual Report 2024 I Financial Statements 178 180 182 183 185 233 238 Consolidated Statements of Comprehensive Income Consolidated Statements of Financial Position Consolidated Statements of Changes in Equity Consolidated Statements of Cash Flows Notes to the Consolidated Financial Statements Left Intentionally Blank Statutory Financial Statements Left Intentionally Blank 243 The Sunrise work culture is characterized by creativity, courage and team spirit. Shareholder Letter Sunrise at a glance Operational & Financial Review Sustainability Corporate Governance Compensation Report Financial Statements

Sunrise Communications AG Consolidated Statements of Income or Loss Note Year ended December 31 in CHF millions 2024 2023 2022 Revenue 6 3,018.0 3,035.2 3,035.2 Direct costs (830.1) (834.6) (819.6) Personnel expenses 8 and 10 (407.0) (416.7) (438.3) Other operating income and capitalized labor 7 and 26 68.1 105.7 61.7 Other operating expenses 7 and 26 (696.4) (758.8) (750.2) Depreciation of right-of-use assets 13 (129.7) (128.0) (145.4) Depreciation and amortization 14 and 15 (917.9) (992.1) (1,028.8) Operating income (loss) 105.0 10.7 (85.4) Financial income 22 257.7 574.7 456.7 Financial expenses 22 (742.6) (957.2) (340.2) Share of gains (losses) of equity method investments 25 1.3 (0.3) 2.2 Income (loss) before taxes (378.6) (372.1) 33.3 Income tax benefit (expense) 19 16.7 59.9 50.7 Net income (loss) (361.9) (312.2) 84.0 Attributable to: Sunrise Communications AG shareholders (365.8) (316.1) 80.5 Non-controlling interest 3.9 3.9 3.5 Earnings (loss) per share Basic and diluted earnings (loss) per share of class A 21 (5.1) (4.4) 1.1 Basic and diluted earnings (loss) per share of class B 21 (0.5) (0.4) 0.1 The accompanying notes are an integral part of these consolidated financial statements. 178 Sunrise Annual Report 2024

Sunrise Communications AG Consolidated Statements of Comprehensive Income or Loss Note Year ended December 31 in CHF millions 2024 2023 2022 Net income (loss) (361.9) (312.2) 84.0 Other comprehensive income (loss), net of taxes: Items that are or may be reclassified to the statement of income or loss: Foreign currency translation adjustments (13.3) (95.0) (54.5) Items that will not be reclassified to the statement of income or loss: Pension-relation adjustments (7.7) (23.0) 9.3 Other comprehensive income (loss), net of taxes (21.0) (118.0) (45.2) Attributable to: Sunrise Communications AG shareholders (21.0) (117.8) (46.6) Non-controlling interest — (0.2) 1.4 Total comprehensive income (loss), net of taxes (382.9) (430.2) 38.8 Attributable to: Sunrise Communications AG shareholders (386.8) (433.9) 33.9 Non-controlling interest 3.9 3.7 4.9 The accompanying notes are an integral part of these consolidated financial statements. 179 Sunrise Annual Report 2024

Sunrise Communications AG Consolidated Statements of Financial Position ASSETS Current assets: Cash and cash equivalents 351.8 4.8 Trade receivables 24 353.0 390.9 Current financial assets 24 162.5 237.0 Tax receivables — 2.4 Other current assets 12 259.9 376.0 Total current assets 1,127.2 1,011.1 Non-current assets: Property, plant and equipment 14 2,338.5 2,295.7 Goodwill 16 6,012.7 6,012.7 Intangible assets 15 1,084.4 1,529.9 Right-of-use assets 13 1,262.5 1,294.2 Financial assets 24 5.1 293.1 Investments 25 48.4 55.6 Deferred tax assets 19 23.6 — Other non-current assets 12 160.4 116.4 Total non-current assets 10,935.6 11,597.6 Total assets 12,062.8 12,608.7 LIABILITIES AND EQUITY Liabilities Current liabilities: Accounts payable 316.0 281.4 Lease liabilities 13 164.1 170.4 Financial liabilities 24 586.7 550.2 Provisions 17 4.7 52.8 Tax liabilities 17.9 15.9 Other current liabilities 12 497.0 582.8 Total current liabilities 1,586.4 1,653.5 Non-current liabilities: Lease liabilities 13 1,055.2 1,087.3 Financial liabilities 24 4,747.9 5,921.9 Provisions 17 64.0 64.1 Defined benefit obligations 10 8.4 8.4 Deferred tax liabilities 19 165.8 206.7 Other non-current liabilities 12 48.2 89.8 Total non-current liabilities 6,089.5 7,378.2 Total liabilities 7,675.9 9,031.7 Note As of December 31 in CHF millions 2024 2023 180 Sunrise Annual Report 2024

Equity Ordinary share capital 19 7.2 — Treasury shares (0.1) — Reserves 20 4,353.7 3,554.8 Equity attributable to the shareholders 4,360.8 3,554.8 Non-controlling interests 20 26.1 22.2 Total equity 4,386.9 3,577.0 Total liabilities and equity 12,062.8 12,608.7 Note As of December 31 in CHF millions 2024 2023 The accompanying notes are an integral part of these consolidated financial statements. 181 Sunrise Annual Report 2024

Sunrise Communications AG
Consolidated Statements of Changes in Equity

in CHF millions	Ordinary share capital	Treasury Stock	Other Reserves	Currency translation reserve	Actuarial gains/(losses) from defined benefit plans, net of taxes	Total equity attributable to shareholders	Non-controlling interests	Total equity
Balance at January 1, 2022			**3,118.4**	**(100.8)**	**24.0**	**3,041.6**	**18.2**	**3,059.8**
Net income			80.5	–	–	80.5	3.5	84.0
Other comprehensive income (loss), net of taxes			–	(54.5)	7.9	(46.6)	1.4	(45.2)
Total comprehensive income			**80.5**	**(54.5)**	**7.9**	**33.9**	**4.9**	**38.8**
Share-based compensation			30.3	–	–	30.3	–	30.3
Capital contributions (distributions)			924.4	–	–	924.4	(3.8)	920.6
Balance at December 31, 2022			**4,153.6**	**(155.3)**	**31.9**	**4,030.2**	**19.3**	**4,049.5**
Net loss	–	–	(316.1)	–	–	**(316.1)**	3.9	**(312.2)**
Other comprehensive income (loss), net of taxes	–	–	–	(95.0)	(22.8)	**(117.8)**	(0.2)	**(118.0)**
Total comprehensive income	**–**	**–**	**(316.1)**	**(95.0)**	**(22.8)**	**(433.9)**	**3.7**	**(430.2)**
Share-based compensation	–	–	21.9	–	–	**21.9**	–	**21.9**
Capital contributions (distributions)	–	–	(63.4)	–	–	**(63.4)**	(0.8)	**(64.2)**
Balance at December 31, 2023			**3,796.0**	**(250.3)**	**9.1**	**3,554.8**	**22.2**	**3,577.0**
Net loss	–	–	(365.8)	–	–	**(365.8)**	3.9	**(361.9)**
Other comprehensive income (loss), net of taxes	–	–	–	(13.3)	(7.7)	**(21.0)**	–	**(21.0)**
Total comprehensive income	**–**	**–**	**(365.8)**	**(13.3)**	**(7.7)**	**(386.8)**	**3.9**	**(382.9)**
Issuance of shares	7.2	(0.1)	(7.1)	–	–	**–**	–	**–**
Share-based compensation	–	–	15.1	–	–	**15.1**	–	**15.1**
Capital contributions (distributions)	–	–	1,177.7	–	–	**1,177.7**	–	**1,177.7**
Balance at December 31, 2024	**7.2**	**(0.1)**	**4,615.9**	**(263.6)**	**1.4**	**4,360.8**	**26.1**	**4,386.9**

The accompanying notes are an integral part of these consolidated financial statements.

182 Sunrise Annual Report 2024

Sunrise Communications AG Consolidated Statements of Cash Flows Cash flows from operating activities: Net income (loss) (361.9) (312.2) 84.0 Income tax expense (benefit) 19 (16.7) (59.9) (50.7) Adjustments to reconcile net income (loss) to net cash provided by operating activities: Share-based compensation expense 19.1 22.5 30.7 Depreciation of RoU assets 13 129.7 128.0 145.4 Depreciation of PP&E and amortization of intangibles 14 and 15 917.9 992.1 1,028.8 Restructuring and other operating items 49.8 86.2 149.1 Financial income 22 (257.7) (574.7) (456.7) Financial expenses 22 742.6 957.2 340.2 Dividends received 3.0 3.1 2.8 Interest received 22 1.6 0.9 0.6 Tax refunds — 4.0 1.1 Taxes paid (1.1) — (10.4) Changes in operating assets and liabilities and other 52.8 (45.7) (12.2) Net cash provided by operating activities 1,279.1 1,201.5 1,252.7 Cash flows from investing activities: Capital expenditures 14 and 15 (541.1) (468.0) (417.4) Cash paid in connection with acquisitions, net of cash acquired 27 — (85.1) — Acquisition of equity-accounted investees 25 (0.6) — (35.8) Net advances from (to) related parties 112.7 (204.8) (71.0) Cash received for other investing activities — 0.1 36.2 Cash paid for other investing activities (49.7) (2.8) (55.0) Net cash used in investing activities (478.7) (760.6) (543.0) Cash flows from financing activities: Interest paid (420.2) (422.5) (329.3) Vendor financing additions 24 363.4 271.2 148.2 Repayments of debt 24 (1,064.7) — (899.4) Principal payments on vendor financing 24 (377.0) (296.6) (284.5) Payment of lease liabilities 13 (114.4) (107.6) (112.4) Payment of financing costs and debt premiums 24 — 0.1 (26.3) Net cash received (paid) for interest related derivative instruments 23 172.7 174.5 42.2 Net cash received (paid) for principal related derivative instruments 24 (120.4) (57.4) (47.1) Capital contribution from parent 1,106.2 — 955.8 Related-party payments — — (149.2) Issuance of share capital 1 0.1 — — Repurchase of treasury stock 20 (0.1) — — Cash paid for other financing activities — (1.8) (12.0) Net cash used in financing activities (454.4) (440.1) (714.0) Note Year ended December 31 in CHF millions 2024 2023 2022 183 Sunrise Annual Report 2024

Net increase (decrease) in cash and cash equivalents: 346.0 0.8 (4.3) Cash and cash equivalents at the beginning of year 4.8 2.3 5.5 Effect of exchange rate changes on cash 1.0 1.7 1.1 Cash and cash equivalents at the end of year 351.8 4.8 2.3 Note Year ended December 31 in CHF millions 2024 2023 2022 The accompanying notes are an integral part of these consolidated financial statements 184 Sunrise Annual Report 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (1) GENERAL INFORMATION Sunrise Communications AG is a public company incorporated, domiciled and registered in Switzerland. The registered office of Sunrise Communications AG are located at Glattpark (Opfikon), Thurgauerstrasse 101b, 8152, Switzerland. These consolidated financial statements for the years ended 31 December 2024 and 31 December 2023 are in substance a continuation of the previously reported F-4 financials of Sunrise HoldCo V B.V. The reporting period 2024 presented comprises the consolidated financial statements of Sunrise Communications AG and its subsidiaries (collectively referred to as Sunrise). The comparative periods 2023 and 2022 presented reflect the carrying amounts from the consolidated financial statements of Sunrise HoldCo V B.V. Sunrise’s principal operating company, Sunrise GmbH, is a full-range telecommunications provider in Switzerland, offering mobile voice and data, landline services (retail and wholesale voice, business and integration services), video and landline Internet including Internet Protocol Television (IPTV) services to both residential and business customers as well as to other operators. Sunrise has its own national backbone landline and IP network as well as its own mobile network based on 4G and 5G technologies. In connection with the services it provides, Sunrise also resells handsets manufactured by third-party suppliers. In connection with the spin-off from Liberty Global Ltd (hereinafter LG), a series of reorganization steps were completed. The transaction resulted in separation from LG and the formation of the Sunrise Communications AG, whose shares are listed at the SIX Swiss Exchange. The reorganization transactions included the following steps: Formation of Sunrise Communications AG Liberty Global Ltd. formed Sunrise Communications AG, a Swiss-incorporated entity, on 3 May 2024, as part of the spin-off preparations with a cash contribution of CHFk 100 (1,000,000 shares with a nominal value of CHF 0.10 per share). Internal restructuring On 22 October 2024, Liberty Global contributed subsidiaries and assets to Sunrise HoldCo VI B.V., and aligned its intercompany loans with external debt terms. Repayment of external debt From 28 October to 1 November 2024, Sunrise entities streamlined intercompany loan structures, extinguished redundant agreements and repaid external debts. Spin-off execution At the Extraordinary General Meeting of Liberty Global Ltd (hereinafter LG) on 25 October 2024, Liberty Global shareholders approved the proposed 100% spin-off of Sunrise through the distribution of Sunrise shares. Immediately before the execution of the spin-off, Sunrise HoldCo VI BV, the former parent entity, was contributed by the sole shareholder LG to Sunrise Communications AG for the issuance of 68,759,702 Sunrise Class A shares and 25,977,316 Sunrise Class B shares with a nominal value of CHF 0.10 per share, respectively CHF 0.01 per share. The transaction did not meet the definition of business combination under IFRS 3, because neither Sunrise nor LG were identified as acquirer. Sunrise's equity position was adjusted to reflect the share capital structure of Sunrise Communications AG. Other amounts in equity (such as revaluation reserves and retained earnings) include amounts from the historical consolidated financial statements of Sunrise HoldCo V B.V. As of the spin-off date, 68,759,702 Sunrise Class A common shares and 25,977,316 Sunrise Class B shares were outstanding. These shares have been distributed by LG to its shareholders in the form of American Depositary Shares (ADS) on 12 November 2024. For every five Class A or Class C LG share, Liberty Global shareholders have received one Sunrise Class A ADS, held as of the close of business on the distribution record date of 4 November 2024, and 2 Sunrise Class B ADS for every LG Class B share. The spin-off transaction did not result in any changes to the existing shareholder group. Sunrise Class A ADS began trading on Nasdaq under the ticker symbol "SNRE" on 13 November 2024, while the Sunrise Class A common shares began trading on SIX Swiss Exchange under the ticker symbol "SUNN" on 15 November 2024. These consolidated financial statements have been approved and authorized by the Board of Directors for issuance on 26 February 2025 in accordance with a resolution of Sunrise’s Board of Directors. 185 Sunrise Annual Report 2024

(2) BASIS OF PREPARATION AND SCOPE OF CONSOLIDATION These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards ('IFRS') as issued by the International Accounting Standards Board ('IASB') and are referred to hereinafter as consolidated financial statements. They present the activities, assets and liabilities of Sunrise, as included in the scope of consolidation, and contain the financial information of the legal entities of Sunrise. Sunrise forms a separate group of legal entities in all years presented. All intercompany transactions and balances within Sunrise have been eliminated. Any respective material events occurring after 31 December 2024 are disclosed in Note 29. These consolidated financial statements present the assets, liabilities, revenues, expenses and cash flows attributable to Sunrise. The consolidated financial statements have been prepared under the historical cost convention, unless otherwise indicated. The fair value of financial assets and liabilities is presented in Note 24. The consolidated financial statements have been prepared under the assumption of going concern. The presentation currency of these consolidated financial statements is the Swiss franc ('CHF'). Due to rounding, numbers presented throughout this report may not add up precisely to the totals provided. All ratios and variances are calculated using the precise underlying amount rather than the presented rounded amount. The preparation of these consolidated financial statements require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the fiscal period. These estimates are based on management’s best knowledge of current events and actions that Sunrise may undertake in the future. Please refer to Note 4 for further details. See Note 26 for additional disclosures regarding transactions with related parties. (3) MATERIAL ACCOUNTING POLICIES These consolidated financial statements were prepared in accordance with the accounting policies described and the amendments effective as of 1 January 2024 which are described below. Sunrise has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Several amendments apply for the first time in 2024, which did not have a material impact on the consolidated financial statements of Sunrise. Standard Name Effective from Amendments to IFRS 16 Lease liability in a sale and leaseback transaction 1 January 2024 Amendments to IAS 1 Classifying liabilities as current or non-current 1 January 2024 Amendments to IAS 1 Classifying non-current liabilities with covenants 1 January 2024 Amendments to IAS 7 Supplier finance arrangements 1 January 2024 Foreign currency translation These consolidated financial statements are presented in Swiss francs ('CHF'), which is the reporting currency of Sunrise. The functional currency is the currency applied in the primary economic environment. Transactions in currencies other than the functional currency are translated at the transaction-date exchange rates or the average rate. Foreign exchange gains and losses arising from differences between transaction date and settlement date rates are recognized as financial income or expenses in the consolidated statements of income or loss. The following table summarizes the principal exchange rates used by Sunrise (shown against CHF): December 31 2024 2023 2022 Spot rates: Euro 1.0645 1.077 1.0128 US Dollar 1.1016 1.1916 1.0847 Year ended December 31 2024 2023 2022 Average rates: Euro 1.0502 1.0295 0.9948 US Dollar 1.1362 1.1135 1.0478 186 Sunrise Annual Report 2024

Revenue from contracts with customers Revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration (net of VAT) to which the entity expects to be entitled in exchange for those goods or services. Revenue is recognized when the customer obtains control of the promised goods or services. Significant sources of revenue are explained in Note 6. Sunrise groups multi-component contracts (e.g., mobile subscription with subsidized mobile hardware) into portfolios and allocates the total transaction price to each separate performance obligation (including undelivered elements) in proportion to the stand-alone selling prices. Revenue is recognized when the customer obtains control of the separate components. In the consolidated statements of financial position, timing differences in the recognition of revenue between separate performance obligations lead to the recognition of a contract asset, i.e., a legally not yet entitled right to consideration from a contract with a customer. Incremental costs to obtain a contract with a customer, such as incremental sales commissions, are generally recognized as assets and amortized over the applicable period benefited, which generally is the contract life. If, however, the amortization period is less than one year, Sunrise expenses such costs in the period incurred. In contrast, activation fees lead to the recognition of a contract liability, i.e., the obligation to transfer goods or services to a customer for which the entity has received consideration from the customer. Contract assets and liabilities are determined at the contract level and not at the performance obligation level. Accrued income and deferred discounts are classified as part of contract assets. Revenue is recognized gross when Sunrise acts as a principal in a transaction. For content-based services and handsets sold via third party retailers, where Sunrise acts as an agent, revenue is recognized net of direct costs. Direct costs Direct costs are related to acquiring, producing or gaining access to the product, content or service that is sold to the customer. These include, but are not limited to, costs for hardware, access, copyrights, programming, roaming, interconnection, new build and built-to-suit. Property, plant and equipment Property, plant and equipment ('PP&E') are measured at cost less accumulated depreciation and write-downs for impairment. Costs comprise purchase price and costs directly attributable to the acquisition until the date on which the asset is ready for use, as well as the estimated costs of dismantling and restoring the site. The costs of self-constructed assets include directly attributable payroll costs, materials, parts purchased, and services rendered by sub-suppliers during the construction period. Costs also include estimated asset retirement costs on a discounted basis if the related obligation meets the conditions for recognition as a provision. The depreciation base is measured at cost less residual value and any write-downs. Depreciation is provided on a straight-line basis over the estimated useful life of the assets as follows: Asset category Useful lives Support equipment and buildings 3 to 33 years Distribution systems 3 to 30 years Customer premises equipment ('CPE') 4 to 5 years The depreciation expense of property, plant and equipment is included in depreciation and amortization expenses in the consolidated statements of income or loss. Property, plant and equipment that have been disposed of or scrapped are eliminated from accumulated costs and accumulated depreciation. Gains and losses arising from the sale of property, plant and equipment are measured as the difference between the sales price less selling expenses and the carrying value at the time of sale. The resulting gain or loss is recognized in the consolidated statements of income or loss in other operating income or other operating expenses, respectively. Software that is an integral part of a tangible asset (e.g., telephone exchange installations) is presented together with the related tangible assets. If indications exist that the value of an asset may be impaired, the recoverable amount of the asset is determined. If the recoverable amount of the asset, which is the higher of the fair value less costs to sell and the value in use, is less than its carrying amount, the carrying amount is reduced to the recoverable amount. 187 Sunrise Annual Report 2024

Intangible assets Intangible assets comprise software, licenses and rights, brands and other intangible assets required to operate the business, and software developed or customized by Sunrise. Intangible assets are measured at cost less accumulated amortization and impairment losses and are amortized on a straight- line basis over their estimated useful lives. Broadcasting rights and spectrum licenses are generally multi-year contracts, for which an asset is recognized in the amount of the contract consideration with a corresponding liability for any unpaid portion of the total contract costs at contract inception. The rights are amortized on a straight-line basis over the contract term. Asset category Useful lives Software 3 to 5 years Licenses and rights 5 to 26 years Brands and customer relationships 6 to 10 years Other intangible assets 2 to 25 years The amortization expense of intangible assets is included in depreciation and amortization expenses in the consolidated statements of income or loss. Development projects, including costs of computer software purchased or developed for internal use, are recognized as intangible assets if the costs can be calculated reliably and if they are expected to generate future economic benefits. Costs of development projects include wages and external charges. Development projects that do not meet the criteria for recognition in the consolidated statements of financial position are expensed as incurred. Non-derivative financial instruments Cash and cash equivalents, current trade and other receivables, current related-party receivables and payables, certain other current assets, accounts payable and certain accrued liabilities represent financial instruments that are initially recognized at fair value and subsequently carried at amortized cost. Due to their relatively short maturities, the carrying values of these financial instruments approximate their respective fair values. Loans and other receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such loans and other receivables are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses. Leases Sunrise leases mainly consist of rental of distribution systems, support equipment, buildings and land. Sunrise recognizes a right-of-use ('RoU') asset and a lease liability at the lease commencement date. The RoU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred. Furthermore, the RoU asset is adjusted for an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located. The RoU assets are subsequently depreciated using the straight-line method from the commencement date to the earlier of the useful life of the RoU asset or the end of the lease term. The useful lives per asset class are as follows: Asset category Useful lives Support equipment, buildings and land 3 to 33 years Distribution systems 3 to 30 years In addition, RoU assets are periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The RoU assets and the lease liabilities are presented separately in the consolidated financial statements. Lease liabilities are initially measured at the present value of the future lease payments, discounted using the interest rate implicitly specified in the lease or Sunrise’s incremental borrowing rate as the discount rate. Sunrise applies the short-term lease recognition exemption to leases of less than 12 months. Lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term. 188 Sunrise Annual Report 2024

Inventories Inventories are measured at the lower of cost and net realizable value. The costs of merchandise include purchase price and delivery costs. The costs of work in progress comprise direct costs of merchandise, direct labor, other direct costs and related production overheads. Related costs for items sold are presented within direct costs in the consolidated statements of income or loss. Trade receivables and other receivables Receivables are measured at amortized cost net of an allowance for uncollectible amounts. The allowance for trade receivables and contract assets is always measured at an amount equal to lifetime expected credit loss ('ECL'). When determining whether the credit risk of a financial asset has increased significantly, Sunrise considers both quantitative and qualitative information and analysis based on its historical experience, internal credit assessment and forward-looking information. Allowances for anticipated uncollectible amounts are based on individual assessments of major receivables and historically experienced losses on uniform groups of other receivables. This allowance is equal to the difference between the carrying amount and the present value of the amounts expected to be recovered. Significant financial difficulties of the debtor, the probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the receivable is impaired. The loss is recognized in the consolidated statements of income or loss within other operating expenses. When a trade receivable is uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against other operating expenses in the consolidated statements of income or loss. Cash and cash equivalents Cash and cash equivalents comprise cash at banks and in hand and deposits held at call with banks with a maturity of less than three months at inception. Bank overdrafts are included in current liabilities. Provisions An asset retirement obligation ('ARO') is recognized when Sunrise has a legal or constructive obligation to remove the asset and restore the site where the asset was used at the end of the lease term (e.g., in connection with the future dismantling of mobile stations and restoration of property owned by third parties). Sunrise has estimated and capitalized the net present value of the obligations and increased the carrying amount of the asset by the respective amount. The estimated cash flows are discounted using a risk-adjusted interest rate, which is derived from Swiss government bonds along with a company-specific risk spread based on issued corporate bonds, and recognized as a provision. Subsequently, the unwinding of the discount is expensed in financial expenses. The capitalized amount is amortized over the expected lease period, including the potential extension option if it is expected to be exercised. Provisions are measured at management’s best estimate of the amount at which the liability is expected to be settled. If the timing of the settlement has a significant impact on the measurement of the liability, such liability is discounted. Pensions Sunrise’s pension plans comprise defined benefit plans established under Swiss pension legislation. Obligations are determined by independent qualified actuaries using the projected unit credit method assuming that each year of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to build up the final obligations. Sunrise recognizes a gain or loss on curtailment when a commitment is made to significantly reduce the number of employees, generally as a result of a restructuring or disposal/ discontinuation of part of the business or the outsourcing of business activities. Gains or losses on curtailment or, settlement of pension benefits are recognized in the consolidated statements of income or loss when the curtailment or settlement occurs. Differences between projected and realized changes in pension assets and pension obligations are referred to as actuarial gains and losses and are recognized in the consolidated statements of other comprehensive income when such gains and losses occur. In the case of changes in benefits relating to employees’ previous service periods, a change in the estimated present value of the pension obligations will be immediately recognized. The present value of the pension obligation is measured using a discount rate based on the interest rate on high-quality corporate bonds where the currency and terms of the corporate bonds are consistent with the currency and estimated terms of the defined benefit obligation. 189 Sunrise Annual Report 2024

Amendments to IFRS Accounting Standards and Interpretations, whose application is not yet mandatory The following IFRS Accounting Standards and Interpretations published up to the end of 2024 are mandatory from the 2025 financial year onwards. Standard Name Effective from Amendments to IAS 21 Lack of exchangeability 1 January 2025 Amendments to IFRS 9 and IFRS 7 Classification and Measurement of Financial Instruments 1 January 2026 Amendments to IFRS 1, 7, 9, 10 and IAS 7 Annual Improvements to IFRS Accounting Standards 1 January 2026 Amendments to IFRS 9 Contracts Referencing Nature-dependent Electricity 1 January 2026 IFRS 18 Presentation and disclosure in financial statements 1 January 2027 IFRS 19 Subsidiaries without Public Accountability: Disclosures 1 January 2027 Sunrise will review its financial reporting for the impact of those new and amended standards which take effect on or after 1 January 2025 and which Sunrise did not choose to adopt earlier than required. At present, Sunrise anticipates no material impact on the consolidated financial statements, except for IFRS 18 issued by the IASB on 9 April 2024. IFRS 18 will replace IAS 1, although many existing principles in IAS 1 are retained. The key concepts introduced in IFRS 18 relate to the structure of the statement of profit or loss, required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and enhanced principles on aggregation and disaggregation which apply to both the primary financial statements and notes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but may change what an entity reports as its "operating profit or loss". Sunrise is currently evaluating the potential impact of IFRS 18 on its consolidated financial statements. 190 Sunrise Annual Report 2024

(4) USE OF JUDGMENTS AND ESTIMATES The following specific estimates and judgments are considered important when portraying Sunrise’s financial position: • Useful life of intangible assets and property, plant and equipment, as shown in Note 3, is assigned based on periodic studies of the actual useful life and intended use of those assets. Such studies are completed or updated whenever new events occur with the potential to impact the way the useful life of the asset is determined, such as events or circumstances that indicate that the carrying value of the asset may not be recoverable and should therefore be tested for impairment. Any change in the estimated useful life of these assets is recognized in the financial statements as soon as any such change is determined. For details, see Note 14 and Note 15. • Goodwill and intangible assets comprise a significant portion of the Sunrise’s total assets. The impairment test for intangible assets is a complex process that requires significant management judgment in determining various assumptions, such as cash flow projections, discount rate and terminal growth rates. The sensitivity of the estimated measurement to these assumptions, consolidated or individually, can be significant. Furthermore, the use of different estimates or assumptions when determining the fair value of such assets may result in different values and could result in impairment charges. For details, see Note 15 and Note 16. • Right-of-use assets and lease liabilities amount to a significant portion of the Sunrise’s consolidated statements of financial position (see Note 13). The valuation is based on several judgments, starting with the assessment of whether a contract contains a lease. Other material judgments made by Sunrise include assumptions concerning the lease terms and the probability that an extension option will be exercised. • Net periodic pension cost for defined benefit plans is estimated based on certain actuarial assumptions, the most significant of which relate to discount rate and future salary increases. As shown in Note 10, the assumed discount rate reflects changes in market conditions. Sunrise believes these assumptions illustrate current market conditions. • Estimates of deferred taxes and significant items giving rise to deferred assets and liabilities are shown in Note 19. These reflect the assessment of future taxes to be paid on items in the financial statements, giving consideration to both the timing and probability of these estimates. In addition, such estimates reflect expectations about the amount of future taxable income and, where applicable, tax planning strategies. Actual income taxes and income for the period may vary from these estimates as a result of changes in expectations about future taxable income, future changes in income tax law or the final review of tax returns by tax authorities. • Provisions for asset retirement obligations are made for costs incurred in connection with the future dismantling of mobile stations and restoration of property owned by third parties. These provisions are primarily based on estimates of future costs for dismantling and restoration, long-term inflation and discount rate expectations, as well as the timing of the dismantling. See Note 17. 191 Sunrise Annual Report 2024

(5) SEGMENT REPORTING

For management purposes, Sunrise is organized into business units which reflect the different customer groups to which Sunrise provides its telecommunications products and services and has the following three operating segments, which are its reportable segments:

- Residential customers
- Business customers & Wholesale
- Infrastructure & Support functions
  The Board of Directors assumes the role of the Chief Operating Decision Maker ('CODM') and monitors the operating results of the segments Residential customers, Business customers & Wholesale and Infrastructure & Support functions separately for the purpose of making decisions about resource allocation and performance assessment.

Each of these segments engages in its particular business activity which is described below:

- Residential customers: provides fixed-line and mobile services to residential end customers as well as sales of handsets. Sunrise focuses on selling its products in the Swiss telecommunications market by marketing bundled offers in fixed/Internet, mobile and IPTV.
- Business customers & Wholesale: provides a full range of products and services, from fixed-line and mobile communications to Internet and data services as well as integration services to different business areas: small office and home office, small and medium-size managed enterprises and large corporate clients. The wholesale product portfolio covers voice, data, Internet and infrastructure services such as carrier and roaming services, which are marketed to business customers.
- Infrastructure & Support functions: activities comprise support units such as network, IT and operations (customer care) as well as staff functions like finance, human resources and strategy.

Performance is measured based on Adjusted EBITDAaL as included in the internal financial reports reviewed by the CODM. This is considered an adequate measure of the operating performance of the segments reported to the CODM for the purposes of resource allocation and performance assessment. Assets and liabilities are not allocated to operating segments in the management reports reviewed by the CODM, as the review focuses on adjusted EBITDAaL. Sunrise's finance income, finance expenses and income tax expenses are reviewed on a total level, and therefore not allocated to operating segments.

As Sunrise mainly operates in Switzerland, no geographical information is further presented.

Segment information

	Year ended December 31, 2024			
CHF in millions	Residential customers	Business customers & Wholesale	Infrastructure & Support functions	Total
Total revenue	**2,173.1**	**830.3**	**14.6**	**3,018.0**
Direct costs	(515.2)	(299.5)	(15.4)	(830.1)
Indirect costs[1]	(401.5)	(115.8)	(449.1)	(966.4)
Lease expense[2]	(52.0)	(13.5)	(133.9)	(199.4)
Adj. EBITDA after lease expense (EBITDAaL)	**1,204.4**	**401.5**	**(583.8)**	**1,022.1**
Depreciation and amortization of property, plant and equipment and intangible assets				(917.9)
Share-based compensation, restructuring & other				(69.0)
Finance income/(expense)[3]				(413.8)
Income tax benefit				16.7
Net income (loss)				**(361.9)**

[1] Excludes expenses for share-based compensation, restructuring and other.
[2] Contains depreciation and interest expenses for leases arrangements under IFRS 16. Excludes expenses for short-term leases, which are reported in line "indirect cost".
[3] Excludes interest expenses for leases, which are included in line "lease expense".

192 Sunrise Annual Report 2024

CHF in millions	Year ended December 31, 2023 Residential customers	Business customers & Wholesale	Infrastructure & Support functions	Total
Total revenue	**2,247.1**	**776.6**	**11.5**	**3,035.2**
Direct costs	(537.6)	(271.0)	(26.0)	(834.6)
Indirect costs[1]	(417.5)	(115.4)	(428.2)	(961.1)
Lease expense[2]	(51.0)	(11.2)	(133.7)	(195.9)
Adj. EBITDA after lease expense (EBITDAaL)	**1,241.0**	**379.0**	**(576.4)**	**1,043.6**
Depreciation and amortization of property, plant and equipment and intangible assets				(992.1)
Share-based compensation, restructuring & other				(108.6)
Finance income/(expense)[3]				(315.0)
Income tax benefit				59.9
Net income (loss)				**(312.2)**

CHF in millions	Year ended December 31, 2022 Residential customers	Business customers & Wholesale	Infrastructure & Support functions	Total
Total revenue	**2,275.5**	**752.3**	**7.4**	**3,035.2**
Direct costs	(538.4)	(267.7)	(13.5)	(819.6)
Indirect costs[4]	(417.8)	(111.7)	(417.6)	(947.1)
Lease expense[5]	(39.9)	(10.4)	(160.4)	(210.7)
Adj. EBITDA after lease expense (EBITDAaL)	**1,279.4**	**362.5**	**(584.1)**	**1,057.8**
Depreciation and amortization of property, plant and equipment and intangible assets				(1,028.8)
Share-based compensation, restructuring & other				(179.7)
Finance income/(expense)[6]				184.0
Income tax benefit				50.7
Net income (loss)				**84.0**

[4] Excludes expenses for share-based compensation, restructuring and other.
[5] Contains depreciation and interest expenses for lease arrangements under IFRS 16. Excludes expenses for short-term leases, which are reported in line "indirect cost".
[6] Excludes interest expenses for leases, which are included in line "lease expense".

193 **Sunrise Annual Report 2024**

(6) REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue by major category and reportable segment is set forth below:

	Year ended December 31, 2024			
CHF in millions	Residential customers	Business customers & Wholesale	Infrastructure & Support functions	Total
Fixed	**1,001.8**	**483.0**	**–**	**1,484.8**
Subscription	987.8	293.4	–	1,281.2
Non-subscription and hardware	14.0	189.6	–	203.6
Mobile	**1,041.1**	**343.9**	**–**	**1,385.0**
Subscription	833.5	266.2	–	1,099.7
Non-subscription and hardware	207.6	77.7	–	285.3
Other	**130.2**	**3.4**	**14.6**	**148.2**
Total	**2,173.1**	**830.3**	**14.6**	**3,018.0**

	Year ended December 31, 2023			
CHF in millions	Residential customers	Business customers & Wholesale	Infrastructure & Support functions	Total
Fixed	**1,061.7**	**437.4**	**–**	**1,499.1**
Subscription	1,043.1	273.4	–	1,316.5
Non-subscription and hardware	18.6	164.0	–	182.6
Mobile	**1,052.3**	**336.2**	**–**	**1,388.5**
Subscription	852.9	254.7	–	1,107.6
Non-subscription and hardware	199.4	81.5	–	280.9
Other	**133.2**	**2.9**	**11.5**	**147.6**
Total	**2,247.2**	**776.5**	**11.5**	**3,035.2**

	Year ended December 31, 2022			
CHF in millions	Residential customers	Business customers & Wholesale	Infrastructure & Support functions	Total
Fixed	**1,088.3**	**430.6**	**0.7**	**1,519.6**
Subscription	1,079.6	270.0	0.7	1,350.3
Non-subscription and hardware	8.7	160.6	–	169.3
Mobile	**1,053.5**	**320.8**	**–**	**1,374.3**
Subscription	854.8	240.6	–	1,095.4
Non-subscription and hardware	198.7	80.2	–	278.9
Other	**133.7**	**0.9**	**6.7**	**141.3**
Total	**2,275.5**	**752.3**	**7.4**	**3,035.2**

Subscription revenue

Sunrise recognizes service revenue from mobile and fixed services over the contractual period. Installation or activation fees related to the services provided are deferred as contract liabilities and recognized over the contractual period. Revenue from the sale of prepaid services is deferred and recognized at the time of use. Discounts that can be allocated to service revenues are evenly distributed over the minimum contract binding period.

Mobile subscriptions have no contract term beyond a P60D notice period, whereas residential services require a minimum contract duration of P12M. For contracts combined with a promotion, the typical minimum contract term is P24M. For B2B service contracts, the contract term is typically between one to five years.

194 Sunrise Annual Report 2024

Non-subscription and hardware Non-subscription revenues include mainly revenue from hardware sales, which are recognized at point- in-time upon delivery. Revenue from carrier and roaming services offered to medium and large enterprises and fixed-line and mobile services on a wholesale basis to other operators are recognized over the contractual period. Other Revenue from sales of build-to-suit network sites is recognized at point-in-time when the sites are available for use and legal ownership is transferred. Net collectible fees earned from early termination of contracts are recognized when collected. Other revenue further includes revenue from subleases and is recognized over time. Contract assets Contract assets primarily relate to Sunrise’s rights to consideration for hardware sold within a bundle arrangement but not yet billed. The following table provides information about contract assets and contract liabilities from contracts with customers. December 31 CHF in millions 2024 2023 2022 Contract assets 27.8 31.7 22.5 The following table includes revenue from contracts with an original duration of more than one year which is expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the reporting date. Year ended December 31 CHF in millions 2025 2026 2027 Telecommunications services (mobile and fixed) 56.9 15.0 7.1 Sunrise makes use of the practical expedients in IFRS 15, according to which unsatisfied performance obligations under contracts with an expected original term of no more than one year and revenues recognized in accordance with the billed amounts are exempt from the disclosure requirement. 195 Sunrise Annual Report 2024

Contract liabilities Contract liabilities primarily relate to deferred revenue including broadband cable services and subscription fees, as well as activation fees for which revenue is recognized over the term of the service contract. December 31 CHF in millions 2024 2023 2022 Contract liabilities to residential customers 46.0 43.1 55.3 Contract liabilities to business customers 28.0 36.3 19.2 Contract liabilities to other telecommunications services 0.8 0.4 0.5 Total 74.8 79.8 75.0 Thereof current portion of contract liabilities 71.3 66.7 69.9 Thereof non-current portion of contract liabilities 3.5 13.1 5.1 Contract costs According to IFRS 15, commission fees directly attributable to a contract are capitalized and recognized as expenses over the estimated contract duration. This means that capitalized commission fees are amortized when the related revenues are recognized. The capitalized costs are amortized in other operating expenses or personnel expenses, depending on whether the costs are paid to external retailers or own employees. CHF in millions 2024 2023 Balance as of January 1 69.3 62.5 Additional capitalised contract cost 88.1 71.6 Amortized contract cost (77.0) (64.8) Balance as of December 31 80.4 69.3 196 Sunrise Annual Report 2024

(7) OTHER OPERATING INCOME AND EXPENSES

	Year ended December 31		
CHF in millions	2024	2023	2022
Marketing & Commissions	(188.8)	(195.2)	(195.9)
Network related costs	(170.6)	(167.4)	(207.6)
Professional Services	(105.7)	(130.2)	(130.1)
Facility & Energy	(66.5)	(55.1)	(51.0)
IT expenses	(57.6)	(49.4)	(50.9)
Administration	(34.7)	(39.4)	(43.0)
Call centre services	(34.7)	(39.2)	(39.6)
Allowance for receivables	(35.3)	(16.9)	(27.6)
Other	(2.5)	(66.1)	(4.4)
Total other operating expenses	**(696.4)**	**(758.8)**	**(750.2)**
Capitalized labor as non-current assets	63.0	68.3	60.1
Other income	5.1	37.4	1.5
Total other operating income and capitalized labor	**68.1**	**105.7**	**61.7**

Other operating expenses
In 2024, expenditures for professional services experienced a reduction amounting to CHF 24.5 million in comparison to the preceding year. This decline was primarily attributable to a CHF 14.4 million decrease in intercompany-related as well as a CHF 13.0 million reduction in contracting services. Conversely, facility and energy expenses increased by CHF 11.4 million relative to the prior year, predominantly driven by elevated electricity costs. Furthermore, the allowance for receivables saw an increase of CHF 18.4 million compared to the previous year, largely influenced by one-time items.

In 2023, the category "Other" included a CHF 29.1 million ice-hockey distribution-rights penalty issued by the Competition Commission as well as CHF 28.5 million expenses related to restructuring.
The categories disclosed for other operating expenses do not include expenses that were included in other financial statement line items (such as personnel expenses or depreciation).

Other operating income and capitalized labor
In 2023, Sunrise recognized CHF 17.2 million income related to disputed overcharges by Swisscom, and CHF 20.0 million abandoned lease income related to the former Wallisellen office building.

197 **Sunrise Annual Report 2024**

(8) PERSONNEL EXPENSES Year ended December 31 CHF in millions 2024 2023 2022 Wages, salaries and social security charges 363.9 384.2 380.8 Pension expenses 24.0 10.0 26.8 Share-based compensation 19.1 22.5 30.7 Total 407.0 416.7 438.3 (9) KEY MANAGEMENT PERSONNEL COMPENSATION Key management personnel comprise the members of the Executive Leadership Team and the members of the Board of Directors. Their compensation is as follows: Remuneration of the Executive Leadership Team and Board of Directors Year ended December 31 CHF in millions 2024 2023 2022 Wages, salaries and social security charges 8.4 6.2 8.0 Pension costs 0.8 0.8 1.2 Share-based compensation 6.6 6.9 9.1 Termination benefits 0.7 2.5 0.7 Total 16.5 16.4 19.0 198 Sunrise Annual Report 2024

(10) EMPLOYEE BENEFIT OBLIGATIONS

Sunrise provides retirement benefits to its employees as required by Swiss law by means of a pension fund that is a separate legal entity. The Sunrise Pension Fund is a separate, semi-autonomous foundation governed by the Occupational Pensions and Foundations Office of the Canton of Zurich. Disability and death risks are reinsured by Zurich Insurance. The fixed assets of the Sunrise Pension Fund are managed by Credit Suisse Asset Management in Zurich in accordance with organizational guidelines and investment regulations. The Board of Trustees consists of an equal number of employer and employee representatives and is responsible for managing the Foundation in accordance with Swiss law. Per the Occupational Pensions Act, a temporary funding shortfall is permitted. The Board of Trustees must take appropriate measures to resolve the shortfall within a reasonable timeframe. If those measures do not lead to the desired results, the Pension Fund may temporarily charge remedial contributions to employers, insured persons, and pensioners. The employer contribution must at least equal the aggregate contributions levied from the insured persons.

The pension fund operates a pension plan for all staff, which qualifies as a defined benefit plan under IAS 19. Future pension benefits are based primarily on years of credited service and on contributions made by the employee and employer over the service period, which vary according to age as a percentage of insured salary. The rate of annual interest credited to employee accounts on the balance representing the minimum amount required under pension law is defined by the Swiss government. In addition, the conversion factor used to convert the accumulated capital upon retirement into an annual pension is also defined by the Swiss government. In the case of overfunding, it may be possible to a limited extent to reduce the level of contributions from both employer and employee. Distribution of excess funds from the pension fund to Sunrise is not possible. These defined benefit plans expose Sunrise to actuarial risks, such as currency risk, interest rate risk and market (investment) risk. A curtailment gain of CHF 13.5 million has been recorded in 2023 (2022: CHF nil), due to a restructuring event in the respective year. In 2024, no curtailment gain has been recorded.

Pension (income) costs resulting from defined benefit plans

	December 31		
CHF in millions	2024	2023	2022
Current service costs excluding interest costs	19.5	16.9	20.7
Net interest costs on defined benefit obligation and service costs	0.4	0.3	0.1
Past service income	(2.1)	(13.5)	(0.3)
Administration costs	1.7	0.6	0.9
Termination benefits	0.2	0.2	0.2
Total	**19.7**	**4.5**	**21.6**

Assets and obligations

	December 31	
CHF in millions	2024	2023
Fair value of plan assets	851.4	793.7
Defined benefit obligation	(859.8)	(802.1)
Total	**(8.4)**	**(8.4)**

199 **Sunrise Annual Report 2024**

Movement in other comprehensive income December 31 CHF in millions 2024 2023 2022 Actuarial (gain) / loss due to demographic assumptions — (0.1) (0.6) financial assumptions 15.5 81.0 (163.9) experience adjustments 39.9 5.6 11.8 Actuarial (gain) / loss during period 55.4 86.5 (152.6) Return on defined benefit plan assets (greater)/less than net interest recognised (48.4) (18.8) 108.4 Impact of changes in asset ceiling — (37.3) 33.2 Remeasurement effects recognized in OCI 7.0 30.4 (11.0) Movement in defined benefit obligations CHF in millions 2024 2023 Balance as of January 1 802.1 748.8 Included in the consolidated statements of income or loss Current service costs 19.5 16.9 Past service income (2.1) (13.5) Interest costs on defined benefit obligation 10.5 16.4 Administration costs and termination benefits 1.9 0.8 Settlements — (6.2) Included in consolidated statements of other comprehensive income Actuarial (gain) / loss arising from: Demographic assumptions — (0.1) Financial assumptions 15.5 81.0 Experience adjustment 39.9 5.6 Other Employee contributions 20.1 20.4 Benefits paid / transferred (47.5) (68.0) Total defined benefit obligations as of December 31 859.9 802.1 Movement in fair value of plan assets CHF in millions 2024 2023 Balance as of January 1 793.7 784.3 Included in the consolidated statements of income or loss Interest income 10.1 16.8 Settlements — (6.2) Included in consolidated statements of other comprehensive income Return on plan assets excluding interest income 48.4 18.8 Other Employer contributions 26.6 27.5 Employee contributions 20.1 20.5 Benefits paid (47.5) (68.0) Total fair value of plan assets as of December 31 851.4 793.7 200 Sunrise Annual Report 2024

Asset allocation of plan assets

	December 31					
	2024			2023		
	CHF in millions	Quoted	Unquoted	CHF in millions	Quoted	Unquoted
Cash and cash equivalents	12.1	–%	1.4%	8.8	–%	1.1%
Equity securities	301.6	35.4%	–%	267.2	33.7%	–%
Debt securities	305.8	35.9%	–%	299.5	37.7%	–%
Real estate	168.5	1.5%	18.3%	159.4	2.8%	17.2%
Other	63.4	–%	7.4%	58.8	–%	7.4%
Total	**851.4**	**72.8%**	**27.2%**	**793.7**	**74.3%**	**25.7%**

Plan assets do not include any property used by Sunrise companies. Furthermore, the defined benefit plans do not hold any shares of Sunrise or its subsidiaries.

Periodically, an asset-liability matching study is performed by the pension fund's asset manager, in which the consequences of the strategic investment policies are analysed (the latest study was conducted in 2022). The strategic investment policy of the pension fund can be summarized as follows: a strategic asset mix comprising 21% to 47% equity securities, 20% to 56% bonds, 12% to 38% real estate, 0% to 4% cash in banks and 0% to 7% other investments.

Principal actuarial assumptions

	December 31	
	2024	2023
Discount rate	0.95%	1.35%
Interest crediting rate	1.25%	2.30%
Future salary increases	1.60%	1.70%
Mortality rates	BVG/LPP 2020	BVG/LPP 2020

As of 31 December 2024, the weighted average duration of the defined benefit obligation was 12.6 years (2023: 11.9 years). For 2025, Sunrise's projected contributions to its pension funds total CHF 22.5 million. Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

As of the census date, 30 September 2024, 2,799 (30 September 2023: 2,882) active participants and 411 (30 September 2023: 409) participants receiving benefits were enrolled in the pension scheme.

Sensitivity analysis

	2024	
CHF in millions	Increase to	Decrease to
Discount rate (0.5% movement)	809.9	916.2
Future salary increases (1.0% movement)	871.7	849.9

Although the analysis does not take account of the full distribution of cash flows expected under the plan, it does provide an approximation of the sensitivity of the assumptions shown.

Sunrise offers a defined contribution plan for employees having an annual salary in excess of CHF 136,080 with an external provider. In 2024, the expenses for the defined contribution plan amount to CHF 6.6 million (2023: CHF 6.6 million).

201 Sunrise Annual Report 2024

(11) SHARE-BASED COMPENSATION In connection with the spin-off, the Liberty Global Compensation Committee adjusted the outstanding equity awards granted under the Liberty Global Long-Term Incentive Plan 2024 (Performance Incentive Plan) and converted the majority of the awards into Sunrise equity instruments, thereby ensuring alignment with the strategic priorities of Sunrise and its shareholders. For awards granted before 2024, no conversion to Sunrise equity instruments was made. For the latter awards, Sunrise needs to compensate LG. The amount for 2024 is disclosed in the table below the line "Other". Furthermore, Sunrise delivers Sunrise RSU to holders of LG RSU awards to compensate them for the diluting effect of the spin-off (see note 21). In addition, the members of the Executive Committee and certain other employees have received an Initial Award in the form of equity-based instruments to align their interests with those of the shareholders and to support long-term value creation. Upon vesting of the awards, the respective shares are either created out of the conditional share capital or distributed from treasury shares. The Long-Term Incentive Plan ('LTIP') contains Restricted Share Units ('RSUs'), Performance Share Units ('PSUs') and Share Appreciation Rights ('SARs'). The awards related to this plan were granted on either 25 March 2024 or 2 August 2024. The Initial Award contains RSUs, PSUs, and Shares. The awards related to this plan were granted on either 6 December 2024 or 30 December 2024. In the financial year 2023, no such awards were granted. The following share-based compensation costs have been recognized in this financial year: CHF in millions December 31, 2024 Non-performance based incentive awards 4.9 Performance-based incentive awards 1.2 Shares 0.8 SHIP7 2.3 Other 9.9 Total share-based payments costs 19.1 General award information The award types granted are RSUs, PSUs, SARs and Shares. RSUs grant the right to receive shares on specified future vesting dates, subject to continued employment with Sunrise. The RSUs vest in equal yearly instalments over the course of the total vesting period. PSUs grant the right to receive shares on specified future vesting dates, subject to both a service condition and a performance condition. The vesting of the award depends on the service condition, while the number of shares being awarded per PSU depends on the achievement of the performance condition. For the PSUs of the LTIP 2024, the performance condition depends on the Relative Total Shareholder Return (rTSR) and the Cumulative Absolute Adjusted Free Cash Flow (FCF). The performance condition entitles the holder to between 0 and 1.85 shares per PSU. For the Initial Award PSUs, the performance criterion is the Implied Total Shareholder Return (TSR) based on achieved Internal Rate of Return (IRR) Performance %. The performance condition entitles the holder to between 0 and 1.5 shares per PSU. The PSUs vest in one instalment after the total vesting period. SARs give the participant the right to receive the value8 of any increase in the share price over the base price of the grant date less withholding tax on the day the SAR is exercised. The SARs can be exercised at any time after vesting, until the expiration date. The SARs expire at the close of business on the tenth anniversary of the applicable grant date and vest in equal yearly instalments over the course of the total vesting period. Shares are awards in the form of shares that are transferred to the participant at grant date. Should a member of the Executive Committee terminate his/ her employment prior to 31 December 2025, Sunrise retains the right to reclaim all shares granted under this agreement, giving rise to an implied service condition. The categories in the table above are composed of the following awards: 202 Sunrise Annual Report 2024 7 Certain employees can elect for (a portion of) their annual bonus to be paid out in shares. As a consequence, this expense is a part of total share-based compensation. 8 Sunrise has the intent to settle these awards in shares.

	Grant date	FV at grant date
Non-performance based incentive awards		
LTI 2024 RSU	25/3/2024	34.07
LTI 2024 SAR	25/3/2024	9.66
LTI 2024 RSU	2/8/2024	36.59
LTI 2024 SAR	2/8/2024	10.45
Initial Award RSU	6/12/2024	41.55
Initial Award RSU	30/12/2024	39.32
Performance-based incentive awards		
LTI 2024 PSU	25/3/2024	50.01
LTI 2024 PSU	2/8/2024	44.65
Initial Award PSU	6/12/2024	42.09
Initial Award PSU	30/12/2024	42.09
Shares	6/12/2024	41.55

Fair value

The LTIP 2024 was converted into a plan with underlying Sunrise shares using an adjustment factor. This was applied with the aim of ensuring that the fair value ('FV') of this plan as a whole did not significantly change. For the PSUs, the performance condition was modified to reflect the performance of Sunrise rather than Liberty Global. The modifications were made with the aim of leaving the total FV unchanged.

The FV of the RSUs and Shares of the Initial Award is equal to the closing price of Sunrise Communications AG on the SIX Swiss Exchange on the respective grant date. The FV of the PSUs was based on a Monte Carlo model with one million simulations. An assumed share price volatility of 24.70% was utilized, alongside an entry price of CHF 40.61 and a risk-free rate of 1.01%.

Number of units	PSUs	RSUs	SARs	Shares	Total 2024
Balance January 1	-	-	-	-	-
Granted	421,608	408,262	471,729	99,186	1,400,785
Settled	-	-	-	(99,186)	(99,186)
Forfeited	-	(8,863)	(10,485)	-	(19,348)
Balance December 31	**421,608**	**399,399**	**461,244**	**0**	**1,282,251**

	Number of SARs units	Weighted average strike price (CHF)
Balance January 1	-	-
Granted	471,729	33.88
Forfeited	(10,485)	33.57
Outstanding December 31	**461,244**	**33.88**

203 **Sunrise Annual Report 2024**

(12) OTHER OPERATING ASSETS AND LIABILITIES The details of Sunrise's other current and non-current assets as well as other current and non-current liabilities are set forth below: December 31 CHF in millions 2024 2023 Other assets - current: Third party receivables 63.4 120.0 Prepayments 60.8 128.7 Contract assets 14.6 17.3 Contract costs 61.1 53.6 Inventories 58.5 50.1 Other 1.5 6.3 Total 259.9 376.0 Other assets - non-current: Trade receivables 34.3 44.0 Prepayments 82.1 31.7 Contract assets 13.2 14.4 Contract costs 19.2 15.8 Other 11.6 10.5 Total 160.4 116.4 Other liabilities - current: Accrued other liabilities 261.0 335.0 Accrued capital expenditures 63.5 66.9 Accrued payroll and employee benefits 68.3 83.0 Deferred revenue 71.3 66.7 Other 32.9 31.2 Total 497.0 582.8 Other liabilities - non-current: Other 48.2 89.8 Total 48.2 89.8 Write-downs of inventories to the net realizable value totalled CHF 0.7 million in 2024 (2023: CHF 8.9 million). The value of inventories recognized as an expense in direct costs and other operating expenses totalled CHF 226.1 million (2023: CHF 217.8 million). No inventories were expected to be sold after more than one year. 204 Sunrise Annual Report 2024

(13) LEASING

Sunrise leased assets include telecommunications installations like mobile sites and transmission equipment such as leased lines, shops and offices as well as vehicles. Information about leases for which Sunrise is a lessee is presented below.

Right-of-use assets

	December 31	
CHF in millions	2024	2023
Distribution systems	1,091.4	1,166.2
Support equipment, buildings and land	171.1	128.0
Total RoU assets	**1,262.5**	**1,294.2**

At 31 December 2024 the weighted average discount rate was 5.5% (2023: 5.0%). During 2024, Sunrise recorded additions in RoU assets associated with leases of CHF 126.30 million (2023: CHF 56.20 million), respectively.

Lease expenses

	Year ended December 31		
CHF in millions	2024	2023	2022
Depreciation and amortization			
Distribution systems	101.4	99.3	96.3
Support equipment, buildings and land	28.3	28.7	49.1
Total depreciation and amortization	**129.7**	**128.0**	**145.4**
Interest expense	69.8	67.9	65.3
Short-term lease expense[9]	2.4	3.2	3.2
Total lease expense	**201.9**	**199.1**	**213.9**

[9] Included in operating income before depreciation and amortization.

205 Sunrise Annual Report 2024

Lease liabilities Maturities of our lease liabilities are presented below: Year ended December 31 CHF in millions 2024 2023 Within 1 year 164.1 170.4 Between 1 and 2 years 152.0 153.9 Between 2 and 3 years 148.8 145.5 Between 3 and 4 years 141.3 141.9 Between 4 and 5 years 135.2 135.0 After 5 years 925.7 1,002.2 Total payments 1,667.1 1,748.9 Less: present value discount (447.8) (491.2) Present value of lease payments 1,219.3 1,257.7 Current portion 164.1 170.4 Non-current portion 1,055.2 1,087.3 Cash flows from leases Year ended December 31 CHF in millions 2024 2023 Principal payments 114.4 107.6 Interest payments 61.0 58.4 Payments for short-term leases 2.4 3.2 Total payments 177.8 169.2 206 Sunrise Annual Report 2024

(14) PROPERTY, PLANT AND EQUIPMENT

CHF in millions	Distribution systems	Customer premises equipment	Support equipment and buildings	Assets under construction	Total
Cost:					
January 1, 2023	**3,060.6**	**432.3**	**1,423.3**	**247.7**	**5,163.9**
Additions	280.5	93.2	3.5	–	377.2
Additions from business combinations	70.7	–	3.0	–	73.7
Retirements and disposals	(34.9)	(93.3)	(2.1)	–	(130.3)
Reclassifications	(65.9)	(59.2)	25.2	99.9	–
December 31, 2023	**3,311.0**	**373.0**	**1,452.9**	**347.5**	**5,484.5**
Additions	257.3	100.3	50.4	–	408.0
Retirements and disposals	(213.1)	(101.0)	(25.3)	–	(339.4)
Reclassifications	(233.9)	(9.6)	(6.1)	173.2	(76.4)
Other	–	–	–	(1.0)	(1.0)
December 31, 2024	**3,121.3**	**362.7**	**1,471.9**	**519.7**	**5,475.7**

CHF in millions	Distribution systems	Customer premises equipment	Support equipment and buildings	Assets under construction	Total
Accumulated depreciation and impairment:					
January 1, 2023	**(2,326.1)**	**(249.0)**	**(291.7)**	**–**	**(2,866.8)**
Depreciation	(290.8)	(69.1)	(92.6)	–	(452.5)
Retirements and disposals	34.9	93.3	2.4	–	130.6
Reclassifications	(47.3)	60.1	(12.8)	–	–
December 31, 2023	**(2,629.3)**	**(164.7)**	**(394.7)**	**–**	**(3,188.7)**
Depreciation	(287.1)	(67.9)	(13.0)	–	(368.0)
Retirements and disposals	213.1	100.7	25.2	–	339.0
Reclassifications	–	–	65.5	–	65.5
Other	9.8	2.0	3.2	–	15.0
December 31, 2024	**(2,693.5)**	**(129.9)**	**(313.8)**	**–**	**(3,137.2)**

CHF in millions	Distribution systems	Customer premises equipment	Support equipment and buildings	Assets under construction	Total
Property and equipment, net:					
Net carrying amount at December 31, 2023	681.7	208.3	1,058.2	347.5	**2,295.7**
Net carrying amount at December 31, 2024	427.8	232.8	1,158.1	519.7	**2,338.5**

In 2024, software assets with a net carrying amount of CHF 10.9m have been reclassified from PP&E to Intangible assets.

The capitalization process recognizes all additions to PP&E as "Additions" to Assets under depreciation (Distribution systems, Customer premises equipment, and Support equipment and buildings), which are then reclassified simultaneously into Assets under construction within "Reclassifications", as long as construction or implementation of the underlying projects is ongoing. Once the project has been completed, the final asset is reclassified from Assets under construction to Assets under depreciation within Reclassifications. Due to that process the table above shows negative reclassifications for Assets under depreciation categories.

207 Sunrise Annual Report 2024

(15) INTANGIBLE ASSETS

Changes in the carrying amounts of the intangible assets are as follows:

CHF in millions	Brands and customers relationships	Licenses and rights	Software	Other intangible assets	Total
Cost:					
January 1, 2023	**1,972.0**	**652.1**	**523.3**	**18.3**	**3,165.7**
Additions from business combinations	8.4	–	–	–	8.4
Additions	0.3	–	160.2	–	160.5
Retirements and disposals	(27.4)	–	(48.3)	–	(75.7)
Other	2.5	–	–	(1.1)	1.4
December 31, 2023	**1,955.8**	**652.1**	**635.2**	**17.2**	**3,260.3**
Additions	–	2.0	99.9	–	101.9
Retirements and disposals	–	(153.5)	(32.6)	(8.0)	(194.1)
Reclassifications	–	–	76.4	–	76.4
Other	1.9	–	–	3.6	5.5
December 31, 2024	**1,957.7**	**500.6**	**778.9**	**12.8**	**3,250.0**

CHF in millions	Brands and customers relationships	Licenses and rights	Software	Other intangible assets	Total
Accumulated amortization:					
January 1, 2023	**(732.3)**	**(252.7)**	**(280.0)**	**(1.6)**	**(1,266.6)**
Amortization	(322.0)	(66.8)	(143.6)	(7.2)	(539.6)
Retirements and disposals	27.4	–	48.3	–	75.7
Other	–	–	–	0.1	0.1
December 31, 2023	**(1,026.9)**	**(319.5)**	**(375.3)**	**(8.7)**	**(1,730.4)**
Amortization	(321.7)	(69.0)	(155.0)	(4.2)	(549.9)
Retirements and disposals	–	153.5	32.6	8.0	194.1
Reclassifications	–	–	(65.5)	–	(65.5)
Other	–	–	(13.9)	–	(13.9)
December 31, 2024	**(1,348.6)**	**(235.0)**	**(577.1)**	**(4.9)**	**(2,165.6)**

CHF in millions	Brands and customers relationships	Licenses and rights	Software	Other intangible assets	Total
Intangible assets subject to amortization, net:					
Net carrying amount at 31 December 2023	928.9	332.6	259.9	8.5	**1,529.9**
Net carrying amount at 31 December 2024	609.1	265.6	201.8	7.9	**1,084.4**

208 Sunrise Annual Report 2024

Brands and customer relationships As of 31 December 2024, the most significant intangible assets are the customer base of former Sunrise Communications Group AG with a carrying amount of CHF 575.7 million as well as the Sunrise brand with a carrying amount of CHF 20.5 million. Both assets originated from the acquisition by former UPC GmbH in 2020 (renamed to Sunrise GmbH in 2022). The remaining useful life is 2 years and 6 years, respectively. Licenses and rights As of 31 December 2024, licenses and rights consist primarily of two spectrum licenses. The frequency usage rights acquired in January 2013 are mostly used for 4G. The carrying amount is CHF 120.6 million with a remaining useful life of 4 years. The frequency usage rights acquired in July 2019 are used for 5G. The carrying amount is CHF 56.8 million with a remaining useful life of 10 years. In 2022, Sunrise signed a contract with Swiss Ice Hockey Federation and acquired broadcasting rights for the National League. These broadcasting rights have a carrying amount of CHF 80.0 million with a remaining useful life of 3 years. Software Software mainly includes licenses and developments for Customer Relationship Management ('CRM') and accounting applications with varying remaining useful lives of less than 5 years. In 2024, software assets with a net carrying amount of CHF 10.9 million have been reclassified from PP&E to Intangible assets. 209 Sunrise Annual Report 2024

(16) GOODWILL

Goodwill allocation

For business combinations, goodwill is allocated as of the transaction date to Sunrise's cash-generating units ('CGUs'). Sunrise's CGUs with allocated goodwill consist of Residential, Business and Wholesale.

CHF in millions	Residential	Business	Wholesale	Total
Cost:				
January 1, 2023	**4,580.7**	**1,098.3**	**327.3**	**6,006.3**
Additions from business combinations	6.4	–	–	**6.4**
December 31, 2023	**4,587.1**	**1,098.3**	**327.3**	**6,012.7**
Additions from business combinations	–	–	–	**–**
December 31, 2024	**4,587.1**	**1,098.3**	**327.3**	**6,012.7**

CHF in millions	Residential	Business	Wholesale	Total
Goodwill, net:				
Net carrying amount at 31 December 2023	4,587.1	1,098.3	327.3	6,012.7
Net carrying amount at 31 December 2024	4,587.1	1,098.3	327.3	6,012.7

Impairment tests for goodwill

Goodwill is subject to an annual impairment test conducted as of 30 September of each year. In 2024, there were no other recorded intangible assets with indefinite useful lives (2023: CHF 0). The recoverable amount of all CGUs has been determined based on its value-in-use using a discounted cash flow (DCF) method. The key assumptions used are listed below:

Key assumptions used in value in use calculations

	2024	2023
Long-term growth rate	–%	0.6%
WACC (pre-tax)	5.3%	7.0%

The calculation basis for the DCF model is Sunrise's business plan as approved by the the Executive Committee. The detailed planning horizon of the business plan covers five years. The free cash flows beyond the five-year planning period were extrapolated using a long-term growth rate. The discount rate is the weighted average cost of capital ('WACC') before tax of Sunrise. Budgeted gross margin and growth rates are based on past performance and management's expectations of market development. Revenue, as a further key assumption, is estimated using detailed revenue models including market dynamics, expectations for pricing and customer churn rates, amongst others. As of the impairment test date, the recoverable amount for all CGUs was higher than the carrying amount.

Sensitivity analysis

Management performed the following sensitivity analyses, in isolation:

- increased the pre-tax discount rate by 100 basis points (bps), keeping stable other key assumptions
- decreased revenue by 500 bps, keeping stable other key assumptions
- decreased EBITDA margin by 500 bps, keeping stable other key assumptions

The results of the sensitivity analysis demonstrated that the above changes in the key assumptions would not cause the carrying value of CGUs to exceed the recoverable amount for any of the three CGUs.

210 **Sunrise Annual Report 2024**

(17) PROVISIONS

CHF in millions	Asset retirement obligations	Restructuring obligations	Other provisions	Total
Provisions as of January 1, 2023	**61.4**	**10.4**	**–**	**71.8**
Provisions made during the period	2.0	28.5	29.9	**60.4**
Change in present value	2.5	–	–	**2.5**
Provisions used during the period	(1.8)	(16.0)	–	**(17.8)**
Provisions as of December 31, 2023	**64.1**	**22.9**	**29.9**	**116.9**
Thereof current	–	22.9	29.9	**52.8**
Thereof non-current	64.1	–	–	**64.1**
Provisions as of January 1, 2024	**64.1**	**22.9**	**29.9**	**116.9**
Provisions made during the period	2.1	1.9	–	**4.0**
Change in present value	2.4	–	–	**2.4**
Provisions used during the period	(4.6)	(20.1)	(29.9)	**(54.6)**
Provisions as of December 31, 2024	**64.0**	**4.7**	**–**	**68.7**
Thereof current	–	4.7	–	**4.7**
Thereof non-current	64.0	–	–	**64.0**

Provisions for asset retirement obligations relate to the future dismantling of mobile stations and restoration of property owned by third parties. Those leases generally contain provisions that require Sunrise to remove the asset and restore the sites to their original condition at the end of the lease term. The uncertainties relate primarily to the timing of the related cash outflows. The majority of these obligations are not expected to result in cash outflows within a year.

Restructuring obligations primarily include the full cost of planned business restructuring programmes. These programmes are expected to be completed within the next 12 months.

Other provisions are related to litigation, and legal claims. Refer to Note 18 for further details on legal contingencies for Sunrise.

211 **Sunrise Annual Report 2024**

(18) COMMITMENTS AND CONTINGENCIES The total contractual and purchase commitments as of 31 December 2024, amounted to CHF 886.7 million (31 December 2023: CHF 939.3 million) for future investments in property, plant and equipment, right-of-use assets and intangible assets. On 8 December 2017, Sunrise GmbH, formerly known as UPC Schweiz GmbH, entered into a mobile virtual network operator ('MVNO') agreement with Swisscom (Schweiz) AG ('Swisscom'), as subsequently amended (the 'Swisscom MVNO'), for the provision of mobile network services to certain of Sunrise GmbH’s end customers. In January 2023, Swisscom filed a formal lawsuit against Sunrise GmbH, asserting that it is in breach of the Swisscom MVNO and claiming approximately CHF 90 million in damages. In April 2024, Sunrise agreed with Swisscom to resolve the matter, the terms of which are not material to us and, as a result, the lawsuit against Sunrise GmbH has been withdrawn. In addition, Sunrise has significant commitments under (i) derivative instruments and (ii) defined benefit plans and similar agreements, pursuant to which we expect to make payments in future periods. For information regarding derivative instruments, including the net cash paid or received in connection with these instruments, see Note 24. For information regarding Sunrise's defined benefit plan, see Note 10. Sunrise also has commitments pursuant to agreements with, and obligations imposed by, authorities, which may include obligations in certain markets to move aerial cable to underground ducts or to upgrade, rebuild or extend portions of Sunrise's broadband communication systems. Such amounts are not fixed or determinable. On 5 March 2012, Sunrise GmbH was party to a dispute with Swisscom related to rates for interconnection, unbundled local loop ('ULL'), collocation, rebilling, leased lines and access to duct. On 25 August 2023, Swisscom made a non- prejudicial down payment for the unopposed portion in the amount of CHF 18.8 million (including VAT) of the total recovery. For this part, where the cash payment was received, the gain contingency was concluded as realized and undisputed, respectively. In Q3 2023, a gain contingency in the amount of CHF 17.2 million was recorded in other income. In November 2023, Sunrise recorded a provision of CHF 29.1 million due to an ice-hockey broadcasting rights penalty issued by the Competition Commission. During the 12-month period ended 31 December 2024 Sunrise settled CHF 29.3 million related to this penalty. Sunrise is party to certain pending lawsuits and cases with public authorities and complaint boards. Based on a legal assessment of the possible outcome of each of these lawsuits and cases, management is of the opinion that these will have no significant adverse effect on Sunrise’s statement of financial position. Under the terms of the financing documents, certain entities of Sunrise are guarantors. For the financial years ending 31 December 2024 and 31 December 2023, the maximum guarantee totals the value of shares and intercompany receivables. 212 Sunrise Annual Report 2024

(19) INCOME TAXES

Income tax expense

	Year ended December 31		
CHF in millions	2024	2023	2022
Current income tax expense	(20.6)	(17.3)	(6.5)
Current income tax benefit (expense) of prior periods	(19.2)	1.0	0.2
Deferred income tax benefit	56.5	76.2	57.0
Total income tax benefit	**16.7**	**59.9**	**50.7**

Current and deferred income taxes are recognized by each consolidated entity of Sunrise, regardless of who has the legal liability for settlement or recovery of the tax.

Current tax liabilities

For the period 2023 the current tax liabilities presented in the consolidated financial statements related to the Dutch Sunrise financing companies. The current tax expense generated up until spin-off in 2024 (including the 2023 current tax liability for the Dutch Sunrise financing company) has been presented as being settled with the tax authorities.

The settlement is presented with no cash impact on the consolidated statements of financial position and as such is deemed to have been funded by a capital contribution from Liberty Global B.V. via equity as per spin-off date.

Analysis of income taxes

Sunrise's tax rate reconciliation is based on the domestic tax rate of the main operating company domiciled in Switzerland, with a reconciling item in respect of the tax rates applied by Sunrise companies in other jurisdictions. This tax rate is used because Sunrise's operational activities are mainly carried out in Switzerland and therefore provides the most meaningful information for the user of the consolidated financial statements.

The use of Sunrise's weighted average tax rate based on the aggregation of the separate reconciliations of each individual jurisdiction/entity would result in a highly biased and therefore less meaningful expected tax rate due to the volatile results of the Dutch companies.

	Year ended December 31		
CHF in millions	2024	2023	2022
Income (loss) before income taxes	(378.5)	(372.1)	33.3
Domestic income tax rate	18.3%	18.4%	18.4%
Expected income tax income/(expense)	**69.4**	**68.4**	**(6.1)**
Effect of income taxed at differing tax rates	5.0	(3.7)	(39.8)
Non-deductible items	(18.4)	(9.9)	(1.0)
Non-taxable income	–	0.1	0.9
Effect of changes in recognition of deferred tax assets	(0.6)	3.2	92.3
Adjustments to deferred tax balances arising from tax rate changes	–	0.5	3.3
Adjustments recognized for current and deferred tax of prior periods	(40.3)	1.0	0.3
Other effects	1.6	0.3	0.8
Total income tax benefit	**16.7**	**59.9**	**50.7**

In the current period, Sunrise has reached a settlement with the tax authorities regarding the ongoing tax audit. As a result, Sunrise has recognized current and deferred taxes for prior year taxes in the current period for the financial years 2020 – 2023, resulting in a reconciling item in the tax rate reconciliation. The non-tax-deductible expenses include the current year effect of the settlement.

213 **Sunrise Annual Report 2024**

Deferred tax assets and liabilities Deferred tax assets and liabilities by origin of the temporary difference: December 31, 2024 CHF in millions Assets Liabilities Intangible assets — 135.2 Property, plant and equipment — 34.2 Unrealized foreign exchange results 26.5 — Derivatives — 4.8 Receivables — 3.9 Right-of-use assets 20.4 — Deferred revenue 0.1 20.1 Employee benefit obligations 1.4 — Provisions 8.9 0.3 Lease liabilities — 1.0 Other 0.1 0.4 Tax net operating loss carry forward 0.4 — Total 57.8 199.9 Netting of deferred tax assets and liabilities 34.2 (34.1) Reflected in the consolidated statements of financial position as follows: Deferred tax assets 23.6 — Deferred tax liabilities — 165.8 December 31, 2023 CHF in millions Assets Liabilities Intangible assets — 195.7 Property, plant and equipment — 43.5 Unrealized foreign exchange results — 206.9 Derivatives — 0.1 Receivables 0.1 — Right-of-use assets 19.3 — Deferred revenue 0.1 12.7 Employee benefit obligations 1.4 — Provisions 3.3 3.7 Lease liabilities — 0.3 Other — 0.4 Tax net operating loss carry forward 232.4 — Total 256.6 463.3 Netting of deferred tax assets and liabilities 256.6 (256.6) Reflected in the consolidated statements of financial position as follows: Deferred tax liabilities — 206.7 214 Sunrise Annual Report 2024

Net change in deferred tax assets and liabilities

CHF in millions	2024	2023	2022
Opening balance at the beginning of the period January 1	**206.7**	**294.7**	**351.0**
Changes recognized in the consolidated statements of income or loss	(56.6)	(76.2)	(57.0)
Changes recognized in the consolidated statements of comprehensive income or loss	(1.2)	(5.4)	1.8
Changes recognized in the consolidated statements of changes in equity	(7.9)	(8.9)	(1.1)
Change in scope of consolidation / goodwill adjustment	–	3.7	
Foreign currency effects	1.2	(1.2)	
Closing balance at the end of the period December 31	**142.2**	**206.7**	**294.7**

The change in the deferred tax position is mainly recognized in the consolidated statements of income or loss. The changes via the consolidated statements of comprehensive income or loss mainly relate to deferred taxes in connection with IAS 19. The changes directly recorded in equity are based on capital contributions with different accounting recognition under IFRS and tax base, see Note 20.

Temporary differences associated with investments
Deferred tax liabilities are recognized in respect of investments in subsidiaries, branches and associates, and interest in joint arrangements, except to the extent that Sunrise can control the timing of the reversal of the associated taxable temporary difference, and it is probable that such will not reverse in the foreseeable future. Due to the existing double taxation agreement between Switzerland and the Netherlands, any distributions have no direct tax consequences. Furthermore, dividend income is exempt from direct income taxes in the Netherlands. Therefore, as of 31 December 2024, and 31 December 2023, this exception was not considered to apply to any taxable differences.

Unrecognized deferred tax assets on tax loss carryforwards
As of 31 December 2024 and 31 December 2023 Sunrise has the following unused tax loss carryforwards for which no deferred tax assets are recognized:

	December 31	
CHF in millions	2024	2023
Due to expire within 1 year	–	–
Due to expire within 2 to 7 years	16.5	–
Due to expire in more than 7 years	–	–
Amount not due to expire	–	109.4
Total	**16.5**	**109.4**

CHF 109.4 million remained with LG as per spin-off (as mentioned above).

Unrecognized deferred tax assets on deductible temporary differences
In the current period there are no deductible temporary differences for which no deferred tax asset has been recognized (2023: CHF 967.4 million).

Other disclosures
OECD Pillar Two Model Rules (Global minimum tax)
Sunrise falls under the scope of application of the OECD minimum tax. The global minimum tax regulations provide for payment of an additional tax to account for the difference between the effective Global Anti Base Erosion ('GloBE') tax rate per country and the minimum rate of 15%. Switzerland adopted new legislation introducing the global minimum tax in December 2023 that entered into force on 1 January 2024. Sunrise does not expect the minimum tax to have any impact on its activities in Switzerland, as the effective tax rate is more than 15%. The same applies to the other countries in which Sunrise operates. Sunrise is keeping an eye on developments in the minimum tax regulations and is assessing their impact on Sunrise on an ongoing basis.

Sunrise applies the exception to recognizing and disclosing information about deferred income tax assets and liabilities in connection with income taxes related to minimum tax, as provided in the amendments to IAS 12 published in May 2023.

215 **Sunrise Annual Report 2024**

(20) EQUITY Ordinary share capital Authorized ordinary share capital consists of 69,759,702 authorized Class A shares with a par value of CHF 0.10, of which 68,858,888 are issued and outstanding as at 31 December 2024 (2023: 194), and 25,977,316 authorized Class B shares with a par value of CHF 0.01. Treasury shares After the spin-off, Sunrise acquired 1,000,000 class A common shares for CHF 100,000 from Liberty Global Ltd., with 99,186 of these shares being used to fulfill share-based compensation obligations. Other reserves This caption includes capital contributions from / distributions to related parties, share-based compensation related charges and distributions as well as Sunrise's accumulated losses. During 2022, Sunrise received net capital contributions from Liberty Global Europe Holding BV of CHF 955.8 million. The capital contributions were used to (a) partially repay outstanding principal and interest on the UPCB Finance VII Euro Notes, the UPC Holding 3.875% Senior Notes, the UPC Holding 5.5% Senior Notes, and Facilities AX and AY of the Sunrise Holding Bank Facility and (b) settle associated derivative instruments. The residual amount is mainly related to distributions recognized in connection with the exercise or vesting of stock- based compensation incentive awards. The capital charges in 2023 include distributions of CHF 50.9 million from a change in a service agreement related to technology and innovation services and a capital contribution of CHF 6.1 million related to the Dutch Sunrise Finco's current tax liability (see Note 19). The residual amount is mainly related to distributions recognized in connection with the exercise or vesting of stock-based compensation incentive awards. The capital charges in 2024 are mainly related to the reorganization transactions due to the spin-off execution. Sunrise received capital contributions from Liberty Global Europe Holding BV of CHF 1,106.2 million. The capital contributions were used for partial repayment of Sunrise's external debt. Further contributions from LG of 25.1 million related to the Dutch Sunrise Finco's current tax liability (see Note 19). The residual amount is mainly related to distributions recognized in connection with the exercise or vesting of stock-based compensation incentive awards. Currency translation reserve The currency translation reserve is used to record cumulative translation differences on the net assets of foreign operations. The cumulative translation differences will be recycled to the consolidated statements of comprehensive income or loss upon disposal of the foreign operations. Actuarial gains or losses from defined benefit plans Actuarial gains or losses from defined benefit plans include the pension reserve. 216 Sunrise Annual Report 2024

(21) EARNINGS PER SHARE The earnings per share calculation uses the weighted average number of shares in issue during the year. For the weighted average number of shares outstanding in periods prior to spin-off, the share amount distributed at spin-off net of treasury shares was used. The equity awards granted but not yet vested do not impact the diluted earnings per share, as the effect is anti-dilutive for 2024 due to Sunrise's net loss for the financial year. For the years 2023 and 2022 the number of outstanding shares for both the undiluted and diluted EPS are also identical, as Sunrise did not have any outstanding grants in those years. Year ended December 31, 2024 Class A Class B Allocation of net income (loss) attributable to Sunrise share classes (in CHF million) (352.7) (13.1) Weighted average number of shares outstanding 69,619,207 25,977,316 Adjusted weighted average of shares outstanding 69,619,207 25,977,316 Basic and diluted earnings (loss) per share (in CHF) (5.1) (0.5) Year ended December 31, 2023 Class A Class B Allocation of net income (loss) attributable to Sunrise share classes (in CHF million) (304.8) (11.3) Weighted average number of shares outstanding 69,759,702 25,977,316 Adjusted weighted average of shares outstanding 69,759,702 25,977,316 Basic and diluted earnings (loss) per share (in CHF) (4.4) (0.4) Year ended December 31, 2022 Class A Class B Allocation of net income (loss) attributable to Sunrise share classes (in CHF million) 77.6 2.9 Weighted average number of shares outstanding 69,759,702 25,977,316 Adjusted weighted average of shares outstanding 69,759,702 25,977,316 Basic and diluted earnings (loss) per share (in CHF) 1.1 0.1 The number of shares outstanding is shown in absolute units below, rather than time-weighted units. 2024 Class A Class B Shares distributed as of spin date 69,759,702 25,977,316 Less treasury shares (1,000,000) - Shares distributed from treasury shares 99,186 - Shares Outstanding as of December 31 68,858,888 25,977,316 217 Sunrise Annual Report 2024

The table below shows all potential ordinary shares, including those equity awards which are excluded from the calculation of the diluted earnings per share due to their anti-dilutive impact. The PSU plans shown below would not be included due to the performance condition not yet being achieved, however they are displayed below to give a holistic overview of potential dilution in the future. The table below shows absolute units, rather than the 2024 time-weighted units.

	2024
PSU plans	421,608
RSU plans	399,399
SAR plans	461,244
Legacy LG RSU plans	1,402,510
Potential ordinary shares of Class A	**2,684,761**

For LG RSU awards granted before the spin-off, holders of Legacy LG RSU plans will receive Sunrise RSUs at the same ratio per RSU as the distribution of Sunrise Class A common shares to Liberty Global Class A common shareholders during the spin-off. These are referred to as "True-Up Sunrise RSUs" in the F-4 filing.

(22) FINANCIAL INCOME AND EXPENSES

		December 31	
CHF in millions	2024	2023	2022
Finance expenses:			
Interest expense	(432.9)	(431.1)	(338.5)
Losses on debt modification and extinguishment	(4.0)	(0.1)	–
Realized and unrealized losses on derivative instruments	–	(524.5)	–
Foreign currency transaction losses	(295.2)	–	–
Gains (losses) due to changes in fair values of certain investments and debt, net	(6.1)	–	–
Other expense, net	(4.4)	(1.5)	(1.7)
Total	**(742.6)**	**(957.2)**	**(340.2)**
Finance income:			
Interest income	8.1	3.0	1.5
Realized and unrealized gains on derivative instruments	249.6	–	348.4
Foreign currency transaction gains	–	568.6	2.8
Gains (losses) due to changes in fair values of certain investments and debt, net	–	3.1	104.0
Total	**257.7**	**574.7**	**456.7**

218 **Sunrise Annual Report 2024**

(23) BORROWINGS The CHF equivalents of the components of third-party debt are as follows: December 31, 2024 Principal amount Weighted average interest rate (%)10 Unused borrowing capacity December 31 December 31 2024 2023 CHF in millions Sunrise holding bank facility 6.64% 662.0 2,239.0 3,043.3 Sunrise holding SPE notes 4.58% 1,468.8 1,397.1 Sunrise holding senior note 4.80% 629.3 693.3 Vendor financing 3.08% 350.0 310.1 Total third-party debt before deferred financing costs, discounts, premiums and accrued interest 5.48% 662.0 4,687.1 5,443.8 The following table provides a reconciliation of total third-party debt before deferred financing costs, discounts, premiums and accrued interest to total debt including interest and related party debt: December 31 December 31 CHF in millions 2024 2023 Total third-party debt before deferred financing costs, discounts, premiums and accrued interest: 4,687.1 5,443.8 Deferred financing costs, discounts and premiums, net (10.3) (18.1) Total carrying amount of third-party debt 4,676.8 5,425.7 Accrued interest on third-party debt 57.4 60.4 Related party debt (note 26) — 51.2 Total debt including interest and related party debt 4,734.2 5,537.3 Current portion of debt 407.4 370.5 Non-current portion of debt 4326.8 5166.8 Sunrise holding bank facility The Sunrise holding bank facility is the senior secured credit facility of certain consolidated entities of Sunrise. The details of Sunrise's borrowings under the Sunrise holding bank facility are summarized in the following tables: 219 Sunrise Annual Report 2024 10 Represents the weighted average interest rate in effect at 31 December 2024 for all borrowings outstanding pursuant to each debt instrument, including any applicable margin. The interest rates presented represent stated rates and do not include the impact of derivative instruments, deferred financing costs, original issue premiums or discounts and commitment fees, all of which affect our overall cost of borrowing. Including the effects of derivative instruments, original issue premiums or discounts and commitment fees, but excluding the impact of deferred financing costs, the weighted average interest rate on our aggregate third-party variable- and fixed-rate indebtedness was 3.0% at 31 December 2024. The weighted average interest rate calculation includes principal amounts outstanding associated with all of our secured and unsecured borrowings. For information regarding our derivative instruments, see Note 24.

Sunrise Holding Bank facilities	Maturity	Interest rate	Facility amount (in borrowing currency)	Outstanding principal amount	Unused borrowing capacity	Carrying value
		Year ended December 31, 2024				
			in millions		**CHF millions**	
AT	April 30, 2028	Term SOFR + 2.4%	US$700.0	635.4	–	633.8
AU	April 30, 2029	EURIBOR + 2.5%	€ 400	375.8	–	374.7
AX	January 31, 2029	Term SOFR + 3.0%	US$1,044.7	948.3	–	944.0
AY	January 31, 2029	EURIBOR + 3.0%	€ 297.6	279.6	–	278.8
Revolving Facility A	May 31, 2026	EURIBOR + 2.5%	€ 10	–	9.4	–
Revolving Facility B	September 30, 2029	EURIBOR + 2.5%	€ 720	–	652.6	–
Total				**2,239.0**	**662.0**	**2,231.2**

Sunrise Holding Bank Facilities	Maturity	Interest rate	Facility amount (in borrowing currency)	Outstanding principal amount	Unused borrowing capacity	Carrying value
		Year ended December 31, 2023				
			in millions		CHF millions	
AT	April 30, 2028	Term SOFR + 2.25%	US$700.0	587.4	–	585.6
AU	April 30, 2029	EURIBOR + 2.5%	€ 400.0	371.4	–	370.1
AX	January 31, 2029	Term SOFR + 3.0%	US$1,717.0	1,441.0	–	1,432.8
AY	January 31, 2029	EURIBOR + 3.0%	€ 693.0	643.5	–	641.0
Revolving Facility A	May 31, 2026	EURIBOR + 2.5%	€ 88.0	–	60.4	–
Revolving Facility B	September 30, 2029	EURIBOR + 2.5%	€ 660.0	–	612.8	–
Total				**3,043.3**	**673.2**	**3,029.5**

The Sunrise Holding Revolving Facility provides for maximum borrowing capacity of CHF 685.8 million, including CHF 56.4 million under the related ancillary facility. With the exception of CHF 23.8 million of borrowings under the ancillary facility (which are blocked as financial guarantees), the Sunrise Holding Revolving Facility was undrawn at 31 December 2024. During 2023, the Sunrise holding bank facility was amended to replace LIBOR with the Term Secured Overnight Financing Rate ('Term SOFR') as the reference rate for US dollar-denominated loans. The facilities are subject to a floor of 0.0% of their respective reference rate. Besides, facility AY's rates are subject to adjustment based on the achievement or otherwise of certain Environmental, Social and Governance ('ESG') metrics. Unused borrowing capacity represents the maximum availability under the Sunrise holding bank facility at 31 December 2024 without regard to covenant compliance calculations or other conditions. In April 2024, Revolving Facility B was amended to include an ESG-linked margin ratchet. The interest rate on Revolving Facility B is now subject to adjustment based on the achievement or otherwise of certain ESG metrics. Subject to certain customary and agreed exceptions, the Sunrise holding bank facility contains certain restrictions which, among other things, restrict the ability of the borrower to (i) incur or guarantee certain financial indebtedness, (ii) make certain disposals and acquisitions, (iii) create certain security interests over their assets and (iv) make certain restricted payments to Sunrise through dividends, loans or other distributions.

Financing transactions

On 31 October 2024, Sunrise entered into a series of debt and repayment transactions, related to the spin-off (see Note 1).

The transactions included the partial repayment of Term Loans AX and AY at par value. Additionally, selected Senior Secured Notes (SSNs), including USD 5.5%, EUR 3.875%, and USD 4.875% notes, were repurchased at either a discount or a premium, depending on market conditions, and subsequently

220 **Sunrise Annual Report 2024**

cancelled. Accrued and unpaid interest on all instruments was settled as of the repayment date.

Sunrise holding SPE notes

From time to time, Sunrise creates special purpose financing entities ('Sunrise Holding SPEs'), some of which are owned by third parties (Third-Party SPEs). These Sunrise Holding SPEs are created for the primary purpose of facilitating the offering of senior secured notes, which Sunrise collectively refers to as "Sunrise holding SPE notes". The Sunrise Holding SPEs use the proceeds from the issuance of the relevant Sunrise holding SPE notes to fund term loan facilities under the Sunrise holding bank facility made available to the relevant borrowing entity ('Funded Facilities'). Sunrise consolidates the Sunrise Holding SPEs and eliminates the amounts outstanding under the Funded Facilities in its consolidated financial statements.

The details of the Sunrise holding SPE notes are summarized in the following tables:

Year ended December 31, 2024						
				Outstanding principal amount		
Sunrise holding SPE notes	Maturity	Interest rate	Original issue amount	Borrowing currency	CHF equivalent	Carrying value CHF
				in millions		
2031 Sunrise holding senior secured notes	July 15, 2031	4.88%	US$1,250.0	US$1,230.0	1,116.6	1,115.9
UPCB finance VII euro notes	June 15, 2029	3.63%	€ 600.0	€ 374.9	352.2	351.3
Total					**1,468.8**	**1,467.2**

Year ended December 31, 2023						
				Outstanding principal amount		
Sunrise holding SPE notes	Maturity	Interest rate	Original issue amount	Borrowing currency	CHF equivalent	Carrying value CHF
				in millions		
2031 Sunrise holding senior secured notes	July 15, 2031	4.88%	US$1,250.0	US$1,250.0	1,049.0	1,048.0
UPCB finance VII euro notes	June 15, 2029	3.63%	€ 600.0	€ 374.9	348.1	346.8
Total senior secured notes					**1,397.1**	**1,394.8**

The Sunrise holding SPE notes are non-callable prior to their respective call date (as specified under the applicable indenture). If, however, at any time prior to the applicable call date, all or a portion of the loans under the related Funded Facility are voluntarily prepaid (an 'SPE Early Redemption Event'), then the Sunrise Holding SPE will be required to redeem an aggregate principal amount of its respective Sunrise holding SPE notes equal to the aggregate principal amount of the loans prepaid under the relevant Funded Facility. In general, the redemption price payable will equal 100% of the principal amount of the applicable Sunrise holding SPE notes to be redeemed and a "make-whole" premium, which is the present value of all remaining scheduled interest payments to the applicable call date using the discount rate as of the redemption date plus a premium (as specified in the applicable indenture).

Upon the occurrence of an SPE Early Redemption Event on or after the applicable call date, the Sunrise Holding SPE will redeem an aggregate principal amount of its respective Sunrise holding SPE notes equal to the principal amount prepaid under the related Funded Facility at a redemption price (expressed as a percentage of the principal amount) plus accrued and unpaid interest and additional amounts (as specified in the applicable indenture), if any, to the applicable redemption date.

Sunrise holding senior notes

Sunrise has issued certain senior notes that rank equally with all of the existing senior debt of such issuer and are senior to all existing subordinated debt of such issuer and which are secured by a pledge over the shares of Sunrise HoldCo IV. In addition, the indentures governing Sunrise's senior

221 Sunrise Annual Report 2024

notes contain customary incurrence-based covenants such as compliance with certain consolidated net leverage ratios, as well as restrictions with regard to the ability to sell certain assets. Also, in the case of a change of control, Sunrise must repurchase the relevant notes at a redemption price of 101%. Covenants are tested on a quarterly basis.

The details of the Sunrise holding senior notes are summarized in the following tables:

Year ended December 31, 2024						
				Outstanding principal amount		
Sunrise Notes	Maturity	Interest rate	Original issue amount	Borrowing currency	CHF equivalent	Carrying value CHF
				in millions		
3.875% senior notes	June 15, 2029	3.88%	€ 635.00	€ 287.9	270.4	269.9
5.50% senior notes	January 14, 2028	5.50%	US$550.0	US$395.3	358.9	358.1
Total					**629.3**	**628.0**

Year ended December 31, 2023						
				Outstanding principal amount		
Sunrise holding senior notes	Maturity	Interest rate	Original issue amount	Borrowing currency	CHF equivalent	Carrying value CHF
				in millions		
3.875% senior notes	June 15, 2029	3.875%	€ 635.0	€ 337.9	313.7	312.8
5.50% senior notes	January 14, 2028	5.500%	US$550.0	US$452.3	379.6	378.5
Total					**693.3**	**691.3**

Vendor financing

Represents amounts owed to various creditors pursuant to interest-bearing vendor financing arrangements that are used to finance certain of Sunrise's property and equipment additions and operating expenses. These arrangements extend Sunrise's repayment terms beyond a vendor's original due dates (e.g., extension beyond a vendor's customary payment terms, which are generally 90 days or less) and as such are classified outside of accounts payable as debt on Sunrise's consolidated statement of financial position. These obligations are generally due within one year and include VAT that was also financed under these arrangements. For the purposes of Sunrise's consolidated financial statements of cash flows, operating-related expenses financed by an intermediary are treated as constructive operating cash outflows and constructive financing cash inflows when the intermediary settles the liability with the vendor as there is no actual cash outflow until Sunrise pays the financing intermediary.

222 Sunrise Annual Report 2024

(24) FINANCIAL INSTRUMENTS & RISK

Financial risk management

Sunrise operates a centralized risk management system that distinguishes between strategic and operating risks. Sunrise's overall risk management programme focuses on the unpredictability of financial market risks and seeks to minimize potential adverse effects on Sunrise's financial condition or performance. All identified risks are quantified (according to their realization probability and impact) and noted on a risk schedule.

Sunrise is exposed to a variety of financial risks, namely market risk, credit risk and liquidity risk. Financial risk management is governed by policies approved by key management personnel. These policies provide guidelines for overall risk management as well as specific areas such as interest rate risk.

Foreign currency exposures

Substantially all of Sunrise's debt is in currencies other than the Swiss franc (see Note 22 for additional information). Therefore, Sunrise's policy is to provide for an economic hedge against foreign currency exchange rate movements by using derivative instruments to synthetically convert unmatched debt into the applicable underlying currency.

The following table shows the impact of a possible change in the Euro and the US dollar against the Swiss franc, all other variables held constant before the impact of economic hedging against foreign currency exchange rate movements. The impact on Sunrise's profit before tax is mainly driven by foreign exchange gains/losses of Euro- and US dollar-denominated cash and cash equivalents, trade and other receivables as well as trade, borrowing and other payables. As of 31 December 2024 and 31 December 2023, Sunrise has no other material exposure to foreign currencies.

Foreign currency sensitivity

		December 31	
		Effect on profit before tax	
		2024	**2023**
	Changes in %	CHF in millions	
EUR/CHF	10	177.4	279.1
USD/CHF	10	380.4	477.8

Interest rate risk

Sunrise is exposed to changes in interest rates primarily as a result of its borrowing activities, which include fixed-rate and variable-rate borrowings by its subsidiaries.

Sunrise's interest rate risk mainly arises from borrowings primarily under the Sunrise Holding Bank Facility, which are indexed to EURIBOR, Secured Overnight Financing Rate ('SOFR'), Term Secured Overnight Financing Rate ('Term SOFR'), Swiss Average Rate Overnight ('SARON') or other base rates.

In general, Sunrise enters into derivative instruments to protect against increases in the interest rates on variable-rate debt. An instantaneous increase/decrease in the relevant base rate of 10 basis points would have increased/decreased the aggregate fair value of Sunrise's interest rate derivatives by approximately CHF 13.0 million (2023: CHF 20.5 million). Such a movement would be predominantly offset by gains or losses on interest expense.

Capital management and liquidity risk

Sunrise's objectives in managing capital are to secure its ongoing financial needs, to continue as a going concern, to meet its financial targets, to provide returns to its shareholder and to maintain a cost efficient and risk-optimized capital structure.

Sunrise's managed capital structure consists of equity (as disclosed in Note 20), current and non-current borrowings (see Note 23) less cash and cash equivalents.

In order to maintain this capital structure, Sunrise manages its liquidity to ensure its ability to service its borrowings.

Liquidity risk arises when there is difficulty in Sunrise meeting its financial obligations. In addition to cash and cash equivalents, the primary sources of liquidity are cash provided by operations and access to the available borrowing capacity of various debt facilities.

Sunrise uses budgeting and cash flow forecasting tools to ensure that there are sufficient resources to meet its liquidity requirements on a timely basis. Further, Sunrise also maintains a liquidity reserve to provide for unanticipated cash outflows. Cash flow forecasting is performed by the Sunrise treasury function. Rolling forecasts of Sunrise's liquidity requirements are established on a regular basis to ensure sufficient cash is available to meet operational needs and to honour Sunrise's obligations under its

223 Sunrise Annual Report 2024

financing arrangements, including the maintenance of borrowing limits and covenant compliance.

The table below summarizes the maturity profile of Sunrise's financial liabilities based on contractual undiscounted cash outflows (inflows). All interest payments and repayments of financial liabilities are based on contractual agreements. Interest payments are determined using zero-coupon rates. For floating rate instruments, the calculation is computed using the base rate and applicable margin prevailing as of 31 December 2024.

	December 31, 2024				
CHF in millions	<1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	**Total**
Trade payables and other payables	741.7	14.7	15.0	15.0	**786.4**
Borrowings - notional	–	–	3,220.6	1,116.5	**4,337.1**
Borrowings - interest	246.1	484.2	360.8	54.4	**1,145.5**
Lease liabilities (undiscounted)	164.1	152.0	425.3	925.7	**1,667.1**
Derivatives	175.7	127.7	9.2	–	**312.6**

Undrawn borrowing facilities

As part of the senior facilities agreement Sunrise benefits from a multi-currency revolving credit facility with a total commitment equal to CHF 685.8 million (2023: CHF 694.6 million). Of this amount CHF 56.4 million (2023: CHF 21.4 million) is available as an ancillary facility. With the exception of CHF 23.8 million (2023: CHF 21.4 million) of borrowings under the ancillary facility (which are blocked as financial guarantees), the UPC Revolving Facility was undrawn at each financial year end.

Credit risk

Credit risk arising from supplying telecommunications services is managed by assessing the credit quality of the customer, considering its financial position, past experience, payment history and other factors. Sunrise periodically assesses the financial reliability of its customers and their credit limits.

Sunrise is exposed to the risk that the counterparties to their derivative instruments and cash holdings will default on their obligations. In this regard, credit risk associated with derivative instruments is spread across a relatively broad counterparty base of banks and financial institutions. Collateral is generally not posted by either party under the derivative instruments.

Concentrations of credit risk with respect to trade receivables and contract assets are limited due to the nature of Sunrise's business with very low customer concentration.

At 31 December 2024, Sunrise's exposure to counterparty credit risk included (i) derivative assets with an aggregate fair value of CHF 0.19 million, (ii) trade receivables of CHF 387.3 million and (iii) cash and cash equivalents and restricted cash of CHF 352.4 million.

Allowance for expected credit losses

The development of the allowance for expected credit losses of trade receivables for the indicated periods is set forth below:

CHF in millions	2024	2023
Allowance at January 1	(30.6)	(22.2)
Provisions for impairment of trade receivables	(30.8)	(15.6)
Write-off of receivables	29.5	7.2
Allowance at December 31	**(31.9)**	**(30.6)**

224 **Sunrise Annual Report 2024**

The detailed aging of Sunrise's trade receivables and the related allowance for expected credit losses is set forth below:

December 31, 2024 CHF in millions	Current (not due)	1-30 days (overdue)	31-60 days (overdue)	61-90 days (overdue)	91-120 days (overdue)	121-365 days (overdue)	Over 365 days (overdue)	Total
Trade receivables gross	153.8	100.9	15.7	12.7	6.2	38.2	–	**327.5**
Trade receivable gross - Aging %	47.0%	30.8%	4.8%	3.9%	1.9%	11.7%	–%	**100.0%**
Trade receivables - affiliates								**0.2**
Allowance for doubtful accounts	(1.0)	(0.9)	(2.4)	(1.8)	(1.7)	(24.1)	–	**(31.9)**
Allowance for doubtful accounts - Aging %	3.1%	2.8%	7.6%	5.6%	5.3%	75.6%	–%	**100.0%**
Trade receivables - Provision %	0.6%	0.9%	15.4%	14.2%	27.3%	63.1%	–%	**9.7%**
Unbilled revenue								**57.2**
Current trade receivables, net								**353.0**
Non-current trade receivables gross	34.3						–	**34.3**
Non-current trade receivables gross - Aging %	100.0%	–%	–%	–%	–%	–%	–%	**100.0%**
Non-current trade receivables, net								**34.3**

December 31, 2023 CHF in millions	Current (not due)	1-30 days (overdue)	31-60 days (overdue)	61-90 days (overdue)	91-120 days (overdue)	121-365 days (overdue)	Over 365 days (overdue)	Total
Trade receivables gross	227.2	42.2	22.4	10.1	9.7	66.4	–	**378.0**
Trade receivable gross - Aging %	60.1%	11.2%	5.9%	2.7%	2.6%	17.6%	–%	**100.0%**
Trade receivables - affiliates								**(0.1)**
Allowance for doubtful accounts	(0.8)	(0.6)	(2.1)	(1.4)	(1.1)	(24.6)	–	**(30.6)**
Allowance for doubtful accounts - Aging %	2.5%	1.8%	6.9%	4.4%	3.5%	80.8%	–%	**100.0%**
Trade receivables - Provision %	0.3%	1.3%	9.4%	13.4%	11.0%	37.2%	–%	**8.1%**
Unbilled revenue								**43.6**
Current trade receivables, net								**390.9**
Non-current trade receivables gross	44.0	–	–	–	–	–	–	**44.0**
Non-current trade receivables gross - Aging %	100.0%	–%	–%	–%	–%	–%	–%	**100.0%**
Non-current trade receivables, net								**44.0**

Trade receivables are non-interest bearing and are generally collected within one year.

When a trade receivable is determined to be uncollectible, it is written off against the allowance account. The allowance for expected credit losses of trade receivables is included within other operating

225 **Sunrise Annual Report 2024**

items in the consolidated statements of income or loss. Fair value estimation The fair value of Sunrise's debt instruments are generally determined using the average of applicable bid and ask prices. The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where available and rely as little as possible on entity-specific estimates. If all significant inputs required to calculate the fair value of an instrument are observable, the instrument is included in Level 2. For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, Sunrise determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. There were no transfers between the different hierarchy levels in 2024 and 2023. The fair values of financial assets and financial liabilities are summarized in the following table. Not included therein are certain financial assets and liabilities whose carrying amount corresponds to a reasonable estimation of their fair value, measured at amortized cost. These include cash and cash equivalents, trade receivables, accrued liabilities, lease liabilities and trade payables, as well as other receivables and liabilities whose carrying amount corresponds to a reasonable estimation of their fair value. December 31, 2024 December 31, 2023 Fair value level Carrying amount Fair value Carrying amount Fair value Current assets carried at FVTPL Derivative financial instruments II 162.5 162.5 237.0 237.0 Non-current assets carried at FVTPL Derivative financial instruments II 5.1 5.1 90.6 90.6 Non-current assets carried at amortized cost Related party long-term receivables II — — 202.5 202.5 Total financial assets 167.6 167.6 530.1 530.1 Current liabilities carried at FVTPL Derivative financial instruments II 179.3 179.3 179.7 179.7 Current liabilities carried at amortized cost Vendor financing II 350.0 350.0 310.1 310.1 Accrued interest II 57.4 57.4 60.4 60.4 Non-current liabilities carried at FVTPL Derivative financial instruments II 421.1 421.1 755.1 755.1 Non-current liabilities carried at amortized cost Third-party debt I 4,326.8 4,085.8 5,115.6 4,944.4 Related party long-term payables II — — 51.2 51.2 Total financial liabilities 5,334.6 5,093.6 6,472.1 6,300.9 226 Sunrise Annual Report 2024

Reconciliation of movements in liabilities to cash flows from financing activities

CHF in millions	Debt and accrued interest	Derivative (assets)/ liabilities	Lease liabilities	Total
Balance as of January 1, 2024	**5,537.3**	**607.3**	**1,257.6**	**7,402.2**
Cash flows from financing activities:				
Interest paid	(359.2)	–	(61.0)	**(420.2)**
Vendor financing additions	363.4	–	–	**363.4**
Repayments of debt and lease liabilities	(1,064.7)	–	(114.4)	**(1,179.1)**
Principal payments on operating-related vendor financing	(327.9)	–	–	**(327.9)**
Principal payments on capital-related vendor financing	(49.1)	–	–	**(49.1)**
Net cash received related to derivative instruments	–	52.3	–	**52.3**
Total cash flows from financing activities	**(1,437.5)**	**52.3**	**(175.4)**	**(1,560.6)**
Losses on debt extinguishment	3.9	–	–	**3.9**
Realized and unrealized (gains) losses on derivative instruments, net	–	(249.6)	–	**(249.6)**
Interest accruals	358.2	–	69.8	**428.0**
Assets acquired under leases	–	–	126.3	**126.3**
Assets acquired under capital-related vendor financing arrangements, including VAT	52.1	–	–	**52.1**
Effect of changes in foreign exchange rates	271.8	15.6	–	**287.4**
Other related party charges	(51.8)	–	–	**(51.8)**
Other changes	0.2	7.3	(59.0)	**(51.5)**
Balance as of December 31, 2024	**4,734.2**	**432.9**	**1,219.3**	**6,386.4**

CHF in millions	Debt and accrued interest	Derivative (assets)/ liabilities	Lease liabilities	Total
Balance as of January 1, 2023	**5,942.1**	**(15.5)**	**1,347.9**	**7,274.5**
Cash flows from financing activities:				
Interest paid	(364.1)	–	(58.4)	(422.5)
Vendor financing additions	271.2	–	–	271.2
Repayments of debt and lease liabilities	–	–	(107.6)	(107.6)
Principal payments on operating-related vendor financing	(171.8)	–	–	(171.8)
Principal payments on capital-related vendor financing	(124.8)	–	–	(124.8)
Payment of financing costs and debt premiums	0.1	–	–	0.1
Net cash received related to derivative instruments	–	117.1	–	117.1
Total cash flows from financing activities	**(389.4)**	**117.1**	**(166.0)**	**(438.3)**
Realized and unrealized (gains) losses on derivative instruments, net	–	524.4	–	524.4
Interest accruals	358.7	–	67.9	426.6
Assets acquired under leases	–	–	56.2	56.2
Assets acquired under capital-related vendor financing arrangements, including VAT	77.6	–	–	77.6
Effect of changes in foreign exchange rates	(453.4)	(13.3)	–	(466.7)
Other related party charges	1.7	–	–	1.7
Other changes	0.1	(5.4)	(48.4)	(53.7)
Balance as of December 31, 2023	**5,537.3**	**607.3**	**1,257.6**	**7,402.2**

227 **Sunrise Annual Report 2024**

CHF in millions Debt and accrued interest Derivative (assets)/ liabilities Lease liabilities Total Balance as of January 1, 2022 6,882.3 304.0 1,120.1 8,306.4 Cash flows from financing activities: Interest paid (267.6) — (61.6) (329.2) Vendor financing additions 148.2 — — 148.2 Repayments of debt and lease liabilities (899.4) — (112.4) (1,011.8) Principal payments on operating-related vendor financing (198.2) — — (198.2) Principal payments on capital-related vendor financing (86.3) — — (86.3) Payment of financing costs and debt premiums (26.3) — — (26.3) Net cash received related to derivative instruments — (4.9) — (4.9) Related-party payments (149.2) — — (149.2) Total cash flows from financing activities (1,478.8) (4.9) (174.0) (1,657.7) Losses on debt extinguishment (2.8) — — (2.8) Realized and unrealized (gains) losses on derivative instruments, net — (348.4) — (348.4) Interest accruals 272.8 — 65.3 338.1 Assets acquired under leases — — 343.9 343.9 Assets acquired under capital-related vendor financing arrangements, including VAT 117.5 — — 117.5 Effect of changes in foreign exchange rates (47.8) (1.2) — (49.0) Other related party charges 205.7 — — 205.7 Other changes (6.8) 35.0 (7.4) 20.8 Balance as of December 31, 2022 5,942.1 (15.5) 1,347.9 7,274.5 228 Sunrise Annual Report 2024

(25) INVESTMENTS The details of investments accounted for using the equity method are set forth below: December 31 CHF in millions 2024 2023 Balance at 1 January 52.5 55.9 Additions 0.6 0.0 Share of net results 1.3 (0.3) Dividends (3.0) (3.1) Other (3.0) — Balance at 31 December 48.4 52.5 (26) RELATED-PARTY TRANSACTIONS The following table provides details of related-party transactions: December 31 CHF in millions 2024 2023 2022 Credits (charges) included in: Revenue 3.1 4.6 2.9 Direct costs (3.8) (2.3) (5.6) Personnel expenses (15.9) (18.6) (23.0) Other operating expenses (116.9) (118.1) (183.3) Included in operating income (loss) (133.5) (134.4) (209.0) Finance expense (1.5) (1.7) — Finance income 3.0 2.1 1.1 Included in net income (loss) (132.0) (134.0) (207.9) Property and equipment transfers in, net 11.3 23.7 4.9 Prior to the spin-off, the Sunrise's business was a segment of Liberty Global such that transactions with Liberty Global were considered related-party transactions. Sunrise will remain a strategic partnership and entered into a separation and distribution agreement as well as various other agreements governing relationships with Liberty Global going forward, including technology and IT services, financial services, shared services, and a variety of transitional management services to drive operational efficiency and value maximization. Information included in this Note with respect to Liberty Global is strictly limited to related-party transactions with Liberty Global prior to the spin-off on 8 November 2024. Sunrise charges fees and allocates costs and expenses to certain other LG subsidiaries and vice versa, as further described below. Although we believe that the related-party charges and allocations described below are reasonable, no assurance can be given that the related-party costs and expenses reflected in our consolidated statements of operations are reflective of the costs that we would incur on a standalone basis. Revenue Amounts primarily relate to interconnect services provided to certain subsidiaries of LG, for which the amount of the charges or allocations are based upon commercially negotiated rates. 229 Sunrise Annual Report 2024

Direct costs Amounts primarily relate to certain cash settled charges from other LG subsidiaries and affiliates to Sunrise for programming-related and interconnect services, which are allocated based on commercially negotiated rates. Personnel expenses Amounts are allocated to Sunrise by other LG subsidiaries and represent share-based compensation expenses associated with the LG share-based incentive awards held by certain employees of Sunrise, which are allocated based on Sunrise’s share of costs without any additional mark- ups. Other operating expenses Amounts primarily include charges from other LG subsidiaries for network and software-related services, maintenance, hosting and other items, which are allocated to Sunrise’s share of costs with or without any additional mark-ups depending on the services provided. Additionally, Sunrise receives services from LG’s corporate departments under the terms of a general service agreement. These services are allocated from LG to Sunrise based on Sunrise’s share of costs with an additional mark-up. Interest expense Amounts primarily relate to interest accrued on a related-party loan with a subsidiary of Liberty Global. Interest expense is accrued and included in other non-current liabilities during the year, and then added to the related-party loan balance at the end of the year. Interest income Amounts primarily include interest accrued on a related-party loan with a subsidiary of LG. Interest income is accrued and included in long-term interest receivable during the year, and then added to the receivable balance at the beginning of the following year. Property and equipment additions, net These amounts, which are generally cash settled, include the net carrying values of (i) construction in progress, including certain capitalized labor, transferred to or acquired from other LG subsidiaries, (ii) CPE acquired from other LG subsidiaries outside of Sunrise, which centrally procure equipment on behalf of Sunrise and various other LG subsidiaries, (iii) the value of certain internally developed software technology acquired from other LG subsidiaries and (iv) used CPE and network-related equipment acquired from or transferred to other LG subsidiaries outside of Sunrise. The following table provides details of Sunrise’s related-party balances: December 31 CHF in millions 2024 2023 Current receivables (a) 1.8 6.1 Long-term note receivables — 202.5 1.8 208.6 Accounts payable 0.3 14.5 Accrued other liabilities 20.4 38.8 Non-current related party loan — 51.2 Other non-current liabilities 0.1 1.8 20.8 106.3 (a) These receivables are non-interest bearing, may be cash or loan settled and are included within trade receivables, net and other current assets. The settlement of the long-term note receivables and the non-current related-party loan, together with other spin-off related transactions and cash-flows led to a net cash flow in the amount of CHF 112.7 million as disclosed in the consolidated statement of cash flows. 230 Sunrise Annual Report 2024

(27) BUSINESS COMBINATIONS On 13 January 2023, Sunrise acquired all outstanding shares of the telco business of the Elektra Baselland Telecom ('EBLT') cooperative. Fair value recognized on acquisition (CHF in millions) Assets: Cash and cash equivalents 5.2 Accounts receivable 3.6 Other receivables 0.6 Inventories 0.1 Accrued income 0.3 Property, plant and equipment 73.7 Intangible assets 8.1 91.6 Liabilities: Accounts payable (2.6) Other current liabilities (0.9) Accrued liabilities (0.7) Deferred tax liabilities (3.5) (7.7) Total identifiable net assets at fair value 83.9 Goodwill arising on acquisition 6.4 Total consideration transferred 90.3 Cash acquired with the subsidiary (5.2) Net cash paid for acquisition 85.1 Since the date of acquisition, EBLT has been fully integrated and therefore contributed to the continuing operations of Sunrise. 231 Sunrise Annual Report 2024

(28) SUBSIDIARIES AND ASSOCIATES

The following table lists the principal legal entities which are included in the consolidated financial statements:

Company name	Operating purpose	Registered office	Currency	December 31, 2024 capital and voting rights share in %	December 31, 2023 capital and voting rights share in %
CH Media TV AG [3]	Media	Switzerland	CHF	20.00	20.00
ello communications S.A.	Telecommunications	Switzerland	CHF	60.00	60.00
ITV Betriebsgesellschaft GmbH [3]	Telecommunications	Switzerland	CHF	50.00	50.00
Naxoo S.A [3]	Telecommunications	Switzerland	CHF	48.90	48.90
REGIONALE GEMEINSCHAFTS-ANTENNEN-ANLAGE SPIEZ AG REGAS [3]	Telecommunications	Switzerland	CHF	30.00	30.00
Sitel S.A.	Telecommunications	Switzerland	CHF	66.70	66.70
Sunrise Financing Partnership	Holding	United States	CHF	100.00	100.00
Sunrise FinCo I B.V.	Holding	Netherlands	CHF	100.00	100.00
Sunrise FinCo II B.V.	Holding	Netherlands	CHF	100.00	100.00
Sunrise GmbH	Telecommunications	Switzerland	CHF	100.00	100.00
Sunrise HoldCo I B.V.	Holding	Netherlands	CHF	100.00	100.00
Sunrise HoldCo II B.V.	Holding	Netherlands	CHF	100.00	100.00
Sunrise HoldCo III B.V.	Holding	Netherlands	CHF	100.00	100.00
Sunrise HoldCo IV B.V. [1]	Holding	Netherlands	CHF	100.00	100.00
Sunrise HoldCo V B.V.	Holding	Netherlands	CHF	100.00	–
Sunrise HoldCo VI B.V. [2]	Holding	Netherlands	CHF	100.00	–
Sunrise Portugal S.A.	Telecommunications	Portugal	CHF	100.00	100.00
Swiss Open Fiber AG	Telecommunications	Switzerland	CHF	100.00	100.00
Swiss-Ski Store GmbH [3]	Other	Switzerland	CHF	50.00	–
TELDAS GmbH [3]	Telecommunications	Switzerland	CHF	23.00	23.00
Télédistal S.A.	Telecommunications	Switzerland	CHF	38.90	38.90
Télévaux S.A.	Telecommunications	Switzerland	CHF	80.00	80.00
UPCB Finance VII Limited [4]	Holding	Cayman Islands	CHF	–	–

1) In 2023, Sunrise HoldCo IV B.V. was directly held by Sunrise HoldCo V B.V. (former Liberty Global Europe Financing B.V.). All other entities were indirect subsidiaries of Sunrise HoldCo V B.V. (former Liberty Global Europe Financing B.V).
2) In 2024, following the spin-off, Sunrise HoldCo VI B.V. is directly held. All other entities are indirect subsidiaries of Sunrise Communications AG.
3) Investment is accounted for using the equity method.
4) As of 31 December 2024, no shares are held, but the entity is controlled by Sunrise.

(29) EVENTS AFTER THE BALANCE SHEET DATE

On 4 February 2025 Sunrise has announced the issuance of a new USD 1,300 million term loan facility under the terms of the Additional Facility AAA Accession Agreement to Sunrise Financing Partnership, issued at 99.75% of par. The facility AAA will bear interest at a rate of 2.50% (the Original Margin) per annum and be due on 31 January 2032. The full proceeds of the issuance will be used to refinance the existing USD Term Loan B due 2029 (Bank Facility AX) and partially refinance existing EUR Term Loan B (Bank Facility AY) due 2029.

The Original Margin depends on meeting the conditions and targets in Sunrise's Sustainability Report and ESG Certificate. These must be shared with the Facility Agent from the financial year ending 31 December 2026 to 31 December 2031. Please refer to Exhibit 4.8 Additional Facility AAA Accession Agreement for detailed information on the terms.

232 Sunrise Annual Report 2024

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Statutory financial statements of Sunrise Communications AG Balance Sheet as of December 31, 2024 (in CHF 1,000) Notes 2024 ASSETS Current assets Cash and cash equivalents 79 Other current receivables 6,756 from companies in which the entity holds an investment 6,756 Total current assets 6,835 Non-current assets Investments 3.1 6,725,000 Total non-current assets 6,725,000 TOTAL ASSETS 6,731,835 LIABILITIES AND SHAREHOLDER'S EQUITY Current liabilities Trade accounts payables 15,903 due to companies in which the entity holds an investment 15,903 Accrued expenses and deferred income 1,861 Current provisions 669 Total current liabilities 18,433 Non-current liabilities Other non-current liabilities 4,885 Total non-current liabilities 4,885 TOTAL LIABILITIES 23,318 Shareholder's equity Share capital 4.1 7,236 Legal capital reserves 4.2 6,717,864 Reserves from other capital contributions 3,362,500 Reserves from foreign capital contributions 3,355,364 Treasury shares (90) Accumulated losses (16,493) Results carried forward — Loss for the period (16,493) Total shareholder's equity 6,708,517 TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY 6,731,835 238 Sunrise Annual Report 2024

Income Statement for the period May 3 until December 31, 2024 (in CHF 1,000) Notes 2024 Expenses for goods and services — Personnel expenses (258) Other operating expenses (15,566) Total operating expenses (15,824) OPERATING RESULT (15,824) LOSS FOR THE PERIOD BEFORE TAXES (15,824) Direct taxes (669) LOSS FOR THE PERIOD (16,493) Notes to the Financial Statements as of 31 December 2024 (1) General Sunrise Communications AG, with its registered office in Opfikon ('Company') was incorporated on 3 May 2024. (2) Principles (2.1) General aspects These financial statements were prepared according to the provisions of the Swiss Law on Accounting and Financial Reporting (32nd title of the Swiss Code of Obligations). Where not prescribed by law, the significant accounting and valuation principles applied are described below. It should be noted that to ensure the Company's going concern, the Company's financial statements may be influenced by the creation and release of hidden reserves. (2.2) Foregoing a cash flow statement and additional disclosures in the notes As Sunrise Communications AG prepares its consolidated financial statements in accordance with a recognized financial reporting standard (IFRS Accounting Standards), the company is not presenting a cash flow statement and a management report and, in accordance with the statutory provisions, does not disclose details on the maturities of long-term interest-bearing liabilities and audit fees. (2.3) Investments Investments include participations in subsidiaries. Participations in subsidiaries are recognized as investments as soon as Sunrise Communications AG holds the majority of voting and capital rights in the company. Investments are valued at their acquisition cost adjusted for impairment losses. (2.4) Treasury shares Treasury shares are recognized at acquisition date at cost and deducted from shareholders' equity. In case of a resale, the gain or loss is recognized in equity. (2.5) Share-based payments Sunrise Communications AG established various share-based incentive programmes under which eligible participants are entitled to equity-based awards. Board members of Sunrise Communications AG are eligible to share-based incentive programmes based on Sunrise Communications AG shares. The fair value of the equity compensation instruments is determined at the grant date and recognized in the income statement as personnel expenses with a corresponding offsetting entry to liabilities. 239 Sunrise Annual Report 2024

(3) Information on Balance Sheet and Income Statement Items

(3.1) Investments

	Share in capital and voting rights	Share capital
Company, Location	2024	2024
CH Media TV AG, Zurich	20.00%	1,000,000
Ello communications S.A., Neuchatel	60.00%	1,000,000
ITV Betriebsgesellschaft GmbH, Opfikon	50.00%	20,000
Naxoo S.A., Geneva	48.89%	4,500,000
REGIONALE GEMEINSCHAFTSANTENNENANLAGE SPIEZ AG REGAS, Spiez	30.00%	300,000
Sitel S.A., Morges	66.67%	20,850,000
Sunrise Financing Partnership, Denver	100.00%	–
Sunrise FinCo I B.V., Schiphol-Rijk	100.00%	96
Sunrise FinCo II B.V., Schiphol-Rijk	100.00%	17,530
Sunrise GmbH, Opfikon	100.00%	2,000,000
Sunrise HoldCo I B.V., Schiphol-Rijk	100.00%	9,434
Sunrise HoldCo II B.V., Schiphol-Rijk	100.00%	16,986
Sunrise HoldCo III B.V., Schiphol-Rijk	100.00%	21,111
Sunrise HoldCo IV B.V., Schiphol-Rijk	100.00%	20,357
Sunrise HoldCo V B.V., Schiphol-Rijk	100.00%	18,849
Sunrise HoldCo VI B.V., Schiphol-Rijk [1]	100.00%	102
Sunrise Portugal S.A., Lisbon	100.00%	150,000
Swiss Open Fiber AG, Zurich	100.00%	100,000
Swiss-Ski Store GmbH, Ittingen	50.00%	600,000
Teldas GmbH, Zurich	23.00%	100,000
Télédistal S.A., Echallens	38.89%	600,000
Télélavaux S.A., Cully	80.00%	700,000

[1] directly held in 2024
All other entities are held indirectly in 2024.

(4) Other information

(4.1) Shareholder's capital and capital band

The shareholder's capital of CHFk 7,235.7 consists of 69,759,702 registered Class A common shares with a par value of CHF 0.1 each and 25,977,316 registered Class B shares with a par value of CHF 0.01 each and has been fully paid.

At the extraordinary Annual General Meeting of 8 November 2024, the Board of Directors was authorized to increase or decrease the share capital by a maximum of CHF 723'574.30, split into 7'235'743 class A shares (registered shares) with a par value of CHF 0.10 each, by 8 November 2029 the latest.

(4.2) Reserves from capital contributions

The newly issued 68,759,702 Class A common shares and the newly issued 25,977,316 Class B shares were subscribed and fully paid by contribution in kind. The contribution in kind consists of 108 shares with a nominal value of EUR 1.00 each in Sunrise HoldCo VI B.V. at the total value and price of CHF CHFk 6,725,000. The value of the contribution in kind exceeds the total nominal value of the Class A shares and Class B shares issued against this contribution in kind by CHFk 6,717,864. This difference between the value of the contribution in kind and the nominal value of the respective shares is allocated in the amount of CHFk 3,362,500 to the Company's statutory capital reserve, subaccount "other statutory capital reserve", and in the amount of CHFk 3,355,364 to the Company's statutory capital reserve, subaccount "reserve from capital contributions".

From a fiscal point of view, any distributions made from reserves from capital contributions are treated the same as a repayment of share capital. The Swiss Federal Tax Administration (SFTA) has not yet confirmed the disclosed reserves from capital contributions as per

240 Sunrise Annual Report 2024

Article 5 (para. 1bis). However, the related application will be filed with the SFTA after the Annual General Meeting has approved these financial statements.

(4.3) Significant shareholders

The following shareholders owned more than 5 percent of voting rights as at 31 December:

Shareholder	Voting rights as at 31 December 2024
Michael T. Fries, John C. Malone, Leslie A. Malone, The Malone Family Land Preservation Fund	29.14%
The Baupost Group L.L.C. (Seth Klarman)	9.76%

(4.4) Shares or equity-based instruments on shares for members of the board and employees

In 2024, the allocation of shares and equity-based instruments held by the Board of Directors, the Executive Committee and other employees is as follows:

	Quantity shares	Value shares in CHF	Quantity PSUs	Value PSUs in CHF	Quantity RSUs	Value RSUs in CHF
Allocated to Board of Directors	13,174	547,380	–	–	–	–
Allocated to Executive Committee	82,208	3,415,742	322,708	13,582,780	177,099	7,330,187
Allocated to other employees	3,804	158,056	11,412	480,331	7,608	316,112

(4.5) Treasury shares

	Number of shares	Average value in CHF	Amount in CHF
Opening Balance 01.01.2024	–	– –	
Purchase	1,000,000	0.1	100,000
Sale	–		–
Allocation for share-based compensation	99,186	0.1	9,919
Closing Balance 31.12.2024	900,814		90,081

(4.6) Full-time equivalents

The company does not have any employees.

(4.7) Assets pledged in favour of a third party

As of 31 December 2024, no assets were pledged in favour of a third party.

(4.8) Subsequent events

There are no significant events after the balance sheet date which could impact the book value of the assets or liabilities or which should be disclosed here.

241 **Sunrise Annual Report 2024**

Proposals to carry forward the accumulated losses, and to repay legal capital reserves (dividend distribution) Appropriation of accumulated losses CHFk Loss for the year (16,493) Accumulated losses as of 31.12.2024 (16,493) Accumulated losses to be carried forward (16,493) The Board of Directors proposes to carry forward the accumulated losses of CHFk 16,493. Repayment of legal capital reserves (dividend distribution) CHFk Legal capital reserves - reserves from foreign capital contributions as of 31.12.2024 3,355,364 Repayment of legal capital reserves - reserves from foreign capital contributions (dividend distribution) (240,277) 3,115,087 Legal capital reserves - reserves from foreign capital contributions to be carried forward 3,115,087 The Board of Directors proposes a repayment out of the legal capital reserves – reserves from foreign capital contributions of CHF 240,276,965 (dividend distribution). 242 Sunrise Annual Report 2024

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Published by Sunrise Communications AG Thurgauerstrasse 101B 8152 Glattpark (Opfikon) Publication Director Séverine de Rougemont, Sunrise GmbH, Glattpark (Opfikon) Design concept, layout and execution Carmen Fausch, Sunrise GmbH, Glattpark (Opfikon) PricewaterhouseCoopers AG, Zürich Proofreading Peter Riley, Sunrise GmbH, Glattpark (Opfikon) Photos © Sunrise GmbH, Glattpark (Opfikon) 246 Sunrise Annual Report 2024